The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government Securities Fund

Mellon National Intermediate Municipal Bond Fund

Mellon National Short-Term Municipal Bond Fund

Mellon Pennsylvania Intermediate Municipal Bond Fund

Mellon Massachusetts Intermediate Municipal Bond Fund

Mellon Balanced Fund

Mellon Money Market Fund

Mellon National Municipal Money Market Fund

PROSPECTUS December 30, 2005

Not FDIC-Insured • Not Bank Guaranteed • May Lose Value

Ⓜ Mellon

Contents

The Funds

Each fund is offering its Class M shares and Investor shares in this prospectus.

Class M shares are generally offered only to Private Wealth Management clients of Mellon Financial Corporation that maintain qualified fiduciary, custody, advisory or other accounts with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates (Private Wealth Management Clients). Such qualified fiduciary, custody, advisory or other accounts maintained by Private Wealth Management Clients with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates, are referred to herein as "Qualified Accounts." Mellon Money Market Fund and Mellon National Municipal Money Market Fund may be used as "sweep vehicles" for cash held in Qualified Accounts. Any such investments in Mellon Money Market Fund or Mellon National Municipal Money Market Fund must be in the respective fund's Class M shares.

Investor shares are generally offered only to Private Wealth Management Clients who terminate their relationship with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates, and to individuals, corporations, partnerships and other entities that are not Private Wealth Management Clients and that receive a transfer of fund shares from a Private Wealth Management Client (collectively, Individual Clients). Investor shares also may be offered to brokerage clients of Mellon Private Wealth Advisors, a division of MBSC, LLC (MPWA Brokerage Clients), and to certain employee benefit plans, including pension, profit-sharing and other deferred compensation plans, that are approved by Mellon's Private Wealth Management group to invest in one or more funds, that are not Private Wealth Management Clients and that are serviced by an administrator or recordkeeper with which The Dreyfus Corporation or certain of its affiliates have entered into an agreement (Qualified Employee Benefit Plans).

What each fund is – and isn't

Each fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in a fund is not a bank deposit. It is not insured or guaranteed by Mellon Bank, N.A., any of its affiliates or any other bank, or the FDIC or any other government agency. It is not a complete investment program. You could lose money in a fund, but you also have the potential to make money.



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-capitalization companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's 500 Composite Stock Price Index (S&P 500).

In selecting securities, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 500.

Concepts to understand

Large-capitalization companies: generally established companies that are considered "known quantities," with market capitalizations of $5 billion or more at the time of purchase. Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The investment adviser reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500: an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and the assets of another CTF) were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the S&P 500, a widely recognized unmanaged index of stock performance. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the S&P 500 for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total return *as of 12/31 each year (%)**

Class M shares



95	37.36
96	25.42
97	33.16
98	26.95
99	18.47
00	-9.02
01	-13.16
02	-22.65
03	23.27
04	7.51

Best Quarter:	Q4 '98	+22.56%
Worst Quarter:	Q3 '02	-15.84%

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 4.62%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Large Cap Stock Fund – Class M shares	**7.51%**	**-4.13%***	**10.82%***
S&P 500	**10.87%**	**-2.30%**	**12.07%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**7.51%**	**-5.13%**
Class M shares *returns after taxes on distributions*	**7.34%**	**-5.36%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**5.09%**	**-4.38%**
Investor shares (7/11/01) *returns before taxes*	**7.41%**	**-0.27%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**10.87%**	**-2.38%*** *

 * *Reflects the performance of the predecessor CTF through 10/1/00.*
** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Investment advisory fees	0.65%	0.65%
Shareholder services fee	none	0.25%
Other expenses	0.15%	0.15%
Total	**0.80%**	**1.05%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$82**	**$255**	**$444**	**$990**
Investor shares	**$107**	**$334**	**$579**	**$1,283**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks total return (consisting of capital appreciation and income). This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to invest primarily in dividend-paying stocks. The investment adviser chooses stocks through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it will emphasize those stocks with value characteristics, although it may also purchase growth stocks. The remainder of the fund's total assets may be invested in convertible bonds, preferred stocks, fixed-income securities, American Depositary Receipts (ADRs) and money market instruments. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Russell 1000 Value Index.

In selecting securities, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund may at times overweight certain sectors in attempting to achieve higher yields.

Concepts to understand

Dividend: a distribution of earnings to shareholders, usually paid in the form of cash or stock.

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The investment adviser reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

Russell 1000 Value Index: is an unmanaged, market-capitalization-weighted index that measures the performance of those of the 1,000 largest U.S. companies based on total market capitalization that have lower price-to-book ratios and lower forecasted growth values.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* The fund will hold fewer securities than the Russell 1000 Value Index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may invest in ADRs, which represent indirect ownership of securities issued by foreign companies. The securities of foreign issuers carry additional risks, such as less liquidity, changes in currency exchange rates, a lack of comprehensive company information, differing auditing and legal standards and political and economic instability.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund (and the assets of another CTF) were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Russell 1000 Value Index, a widely recognized unmanaged index of large-capitalization value stock performance. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Russell 1000 Value Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Before June 1, 2000, the CTF sought to exceed the total return performance of the S&P 500 over time. Beginning June 1, 2000, the CTF sought to exceed the total return performance of the Russell 1000 Value Index over time. The S&P 500 is an unmanaged index of 500 common stocks chosen to reflect the industries in the U.S. economy. The Russell 1000 Value Index is an unmanaged, market-capitalization-weighted index that measures the performance of those of the 1,000 largest U.S. companies based on total market capitalization that have lower price-to-book ratios and lower forecasted growth values. The CTF changed its benchmark due to the value orientation of the CTF and the Russell 1000 Value Index.

Year-by-year total return *as of 12/31 each year (%)**

Class M shares



95	36.98
96	23.17
97	35.01
98	23.20
99	5.50
00	-3.98
01	-9.69
02	-20.24
03	24.84
04	12.96

Best Quarter:	Q4 '98	+19.76%
Worst Quarter:	Q3 '02	-15.99%

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 7.00%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Income Stock Fund – Class M shares	**12.96%**	**-0.50%***	**11.19%***
Russell 1000 Value Index	**16.49%**	**5.27%**	**13.83%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**12.96%**	**-0.76%**
Class M shares *returns after taxes on distributions*	**11.23%**	**-1.82%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**10.68%**	**-0.94%**
Investor shares (7/11/01) *returns before taxes*	**12.76%**	**2.93%**
Russell 1000 Value Index *reflects no deduction for fees, expenses or taxes*	**16.49%**	**5.42%****

* *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Investment advisory fees	0.65%	0.65%
Shareholder services fee	none	0.25%
Other expenses	0.17%	0.17%
Total	**0.82%**	**1.07%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$84**	**$262**	**$455**	**$1,014**
Investor shares	**$109**	**$340**	**$590**	**$1,306**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of mid-cap domestic companies. The fund may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's MidCap 400 Index (S&P MidCap 400).

In selecting securities, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P MidCap 400.

Concepts to understand

Mid-cap companies: generally established companies that may not be well known with market capitalizations ranging between $1 billion and $10 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Mid-cap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The investment adviser reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P MidCap 400: an unmanaged, market-capitalization-weighted index that measures the performance of 400 medium-capitalization stocks. The stocks comprising the S&P MidCap 400 have market capitalizations generally ranging between $372 million and $12 billion.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P MidCap 400, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued.

- *IPO risk.* The fund may purchase securities of companies in IPOs. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the S&P MidCap 400. Please note that the performance figures for the fund's Class M shares in the bar chart and the top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the S&P MidCap 400 for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Before June 1, 2000, the CTF sought to maintain a portfolio of stocks of companies with an average market capitalization of between $500 million and $3 billion, similar to the Russell 2500™ Stock Index (the Russell 2500), an unmanaged index based on the stocks of 3,000 large U.S. companies, as determined by market capitalization, but excluding the 500 largest such companies. Beginning June 1, 2000, the CTF sought to maintain a portfolio of stocks of companies with an average market capitalization of between $500 million and $5 billion, similar to the S&P MidCap 400, an unmanaged, capitalization-weighted index of 400 medium-capitalization stocks. The change in average market capitalization of companies held by the CTF was largely reflective of changes in the market value of companies in the benchmark. The change by the CTF reflected the view of its manager that the turnover of companies represented in the S&P MidCap 400 was less volatile than that of the Russell 2500, and that the S&P MidCap 400 was more familiar to investors. The fund currently seeks to maintain a portfolio of stocks of companies with an average market capitalization of between $1 billion and $10 billion.



Year-by-year total return *as of 12/31 each year (%)**

Class M shares

95	39.38	
96	22.21	
97	23.30	
98	-5.59	
99	10.72	
00	7.87	
01	-1.88	
02	-19.19	
03	32.27	
04	17.26	

Best Quarter:	**Q4 '99**	**+16.55%**
Worst Quarter:	**Q3 '98**	**-21.71%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 12.41%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Mid Cap Stock Fund – Class M shares	**17.26%**	**5.81%***	**11.28%***
S&P MidCap 400	**16.48%**	**9.54%**	**16.10%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**17.26%**	**3.51%**
Class M shares *returns after taxes on distributions*	**16.17%**	**3.22%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**12.60%**	**2.95%**
Investor shares (7/11/01) *returns before taxes*	**16.95%**	**7.02%**
S&P MidCap 400 *reflects no deduction for fees, expenses or taxes*	**16.48%**	**6.19%***

* *Reflects the performance of the predecessor CTF through 10/1/00.*
** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class M shares and Investor shares in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund's Class M shares and Investor shares do not have a sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.75%	0.75%
Shareholder services fee	none	0.25%
Other expenses	0.16%	0.15%
Total	**0.91%**	**1.15%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$93**	**$290**	**$504**	**$1,120**
Investor shares	**$117**	**$365**	**$633**	**$1,398**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small-capitalization companies. The fund may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of Standard & Poor's SmallCap 600 Index (S&P SmallCap 600).

In selecting securities, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities and determines those issues that should be sold. The investment adviser uses a variety of sources, including internal as well as Wall Street research and company management to stay abreast of current developments.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P SmallCap 600.

Concepts to understand

Small-capitalization companies: generally new and often entrepreneurial companies with market capitalizations ranging between $100 million and $3 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Small-cap companies can, if successful, grow faster than larger-cap companies and typically use any profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The investment adviser reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P SmallCap 600: an unmanaged index consisting of the stocks of 600 publicly traded U.S. companies chosen for market size, liquidity and industry-group representation. The stocks comprising the S&P SmallCap 600 have market capitalizations generally ranging between $37 million and $6 billion.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Small company risk.* Small companies carry additional risks because their operating histories tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P SmallCap 600, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued.

- *IPO risk.* The fund may purchase securities of companies in IPOs. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the S&P SmallCap 600, an unmanaged index of small-cap stock performance. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the S&P SmallCap 600 for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.



Year-by-year total return *as of 12/31 each year (%)**

Class M shares

				30.88				40.64	17.97
			0.92		-4.82	2.78	-15.83		
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '99**	**+26.91%**
Worst Quarter:	**Q3 '98**	**-22.68%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.11%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	Since inception (1/1/98)
Mellon Small Cap Stock Fund – Class M shares	**17.97%**	**6.44%**	**8.80%***
S&P SmallCap 600	**22.65%**	**11.60%**	**9.77%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**17.97%**	**8.32%**
Class M shares *returns after taxes on distributions*	**17.56%**	**8.23%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**12.20%**	**7.19%**
Investor shares (7/11/01) *returns before taxes*	**17.78%**	**11.37%**
S&P SmallCap 600 *reflects no deduction for fees, expenses or taxes*	**22.65%**	**11.16%****

 * *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.85%	0.85%
Shareholder services fee	none	0.25%
Other expenses	0.16%	0.16%
Total	**1.01%**	**1.26%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$103**	**$322**	**$558**	**$1,236**
Investor shares	**$128**	**$400**	**$692**	**$1,523**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks long-term capital growth. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers.

The fund invests most of its cash inflows received since June 30, 2005 in accordance with a core investment style. The portion of the fund's total assets as of June 30, 2005 (approximately $1.7 billion) is invested in companies that the investment adviser considers to be "value" companies. Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style is invested in equity securities of companies located in the foreign countries represented in the Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East Index (the EAFE Index) and Canada. The fund's equity investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter. The fund may invest in companies of any size. To a limited extent, the fund may invest in debt securities of foreign issuers. Though not specifically limited, the fund ordinarily will invest the portion of its assets allocated to the core investment style in a broad range of (and in any case at least five different) countries, and will invest the portion of its assets allocated to the value investment style in at least ten foreign countries. The fund will limit its investments in any single company to no more than 5% of its assets at the time of purchase.

The allocation of the cash inflows (purchases of fund shares and reinvested distributions) as well as outflows (redemptions and expense items) is at the discretion of the investment adviser depending on the circumstances. Under normal conditions, however, generally between 90% to 100% of cash inflows will be allocated to the core investment style and cash outflows will be allocated proportionately based approximately on the size of the fund's portfolio managed in accordance with the core and value investment styles, respectively. These allocation percentages may be changed from time to time, including when cash outflows are of a de minimus amount.

The fund invests in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a bottom-up investment approach which emphasizes individual stock selection. The core investment style portfolio manager considers:

- **stock selection,** using proprietary quantitative models and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts
- **country allocations,** generally seeking to allocate country weightings in accordance with the EAFE Index, but deviations from the EAFE Index country weightings may occur
- **sector and industry allocations,** grouping stocks into micro-universes of similar companies within each country to facilitate comparisons and using the sector allocations of the EAFE Index as a guide, but allocations may differ from those of the EAFE Index

The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the EAFE Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

The fund's value investment style is research driven and risk averse. In selecting stocks, the value style portfolio manager identifies potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, this portion of the fund's portfolio focuses on three key factors:

- **value,** or how a stock is valued relative to its intrinsic worth based on traditional value measures

- **business health,** or overall efficiency and profitability as measured by return on assets and return on equity

- **business momentum,** or the presence of a catalyst (such as corporate restructuring or change in management or spin off) that potentially will trigger a price increase near term or midterm

Each portfolio manager typically sells a stock when it appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of the investment adviser's expectations.

The fund may, but is not required to, use derivatives, such as futures and options, and forward contracts, as a substitute for taking a position in an underlying asset, to increase returns, to manage foreign currency risk or as part of a hedging strategy.

Concepts to understand

Growth companies: companies whose earnings are expected to grow faster than the overall market. Often, growth stocks have relatively higher price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). For international investing, "value" is determined relative to a company's home market and its global sector. Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.

Foreign company: a company (i) organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) with a majority of its assets or business outside the U.S.

MSCI EAFE Index: a market capitalization-weighted index designed to measure the market equity performance of 21 developed countries in Europe and the Pacific Basin.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries, market sectors or countries, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries, sectors or countries.

- *Small and midsize company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products or services or events whose delay or cancellation could cause the stock price to drop.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and the assets of another CTF) were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE®) Index, an unmanaged index of foreign stock performance. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the MSCI EAFE® Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total return *as of 12/31 each year (%)**

Class M shares



				26.17		-1.62		39.29	20.29
						-12.60	-10.41		
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q2 '03**	**+21.72%**
Worst Quarter:	**Q3 '02**	**-20.36%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 6.43%.

Average annual total return *as of 12/31/04*

	Inception date	1 Year	5 Years	Since inception
Mellon International Fund – Class M shares	(7/15/98)	**20.29%**	**5.24%**	**6.24%***
MSCI EAFE® Index	(7/31/98)	**20.25%**	**-1.13%**	**3.26%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**20.29%**	**7.90%**
Class M shares *returns after taxes on distributions*	**19.47%**	**7.46%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**14.49%**	**6.70%**
Investor shares (7/11/01) *returns before taxes*	**19.65%**	**11.31%**
MSCI EAFE® Index *reflects no deduction for fees, expenses or taxes*	**20.25%**	**1.63%****

* *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.85%	0.85%
Shareholder services fee	none	0.25%
Other expenses	0.24%	0.24%
Total	**1.09%**	**1.34%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$111**	**$347**	**$601**	**$1,329**
Investor shares	**$136**	**$425**	**$734**	**$1,613**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks long-term capital growth. This objective may be changed without shareholder approval. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets.

The fund invests most of its cash inflows received since June 30, 2005 in accordance with a core investment style. The portion of the fund's total assets as of June 30, 2005 (approximately $1.3 billion) is invested in companies that the investment adviser considers to be "value" companies. Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style is invested in equity securities of companies located in the foreign countries represented in the Morgan Stanley Capital International (MSCI) Emerging Markets Index (the Emerging Markets Index). The fund's equity investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter. The fund may invest in companies of any size. Normally, the fund will invest the portion of its assets allocated to the core investment style in a broad range of (and in any case at least five different) emerging market countries, and will not invest more than 25% of its total assets allocated to the value investment style in the securities of companies in any one emerging market country.

The allocation of the cash inflows (purchases of fund shares and reinvested distributions) as well as outflows (redemptions and expense items) is at the discretion of the investment adviser depending on the circumstances. Under normal conditions, however, generally between 90% to 100% of cash inflows will be allocated to the core investment style and cash outflows will be allocated proportionately based approximately on the size of the fund's portfolio managed in accordance with the core and value investment styles, respectively. These allocation percentages may be changed from time to time, including when cash outflows are of a de minimus amount.

The fund invests in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a bottom-up investment approach which emphasizes individual stock selection. The core investment style portfolio manager considers:

- **stock selection,** using proprietary quantitative models and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts

- **country allocations,** generally seeking to allocate country weightings in accordance with the Emerging Markets Index, but deviations from the Emerging Markets Index country weightings may occur

- **sector and industry allocations,** grouping stocks into micro-universes of similar companies within each country to facilitate comparisons and using the sector allocations of the Emerging Markets Index as a guide, but allocations may differ from those of the Emerging Markets Index

The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the Emerging Markets Index, has a below–average price/earnings ratio and an above–average earnings growth trend.

The fund's value investment style is research driven and risk averse. In selecting stocks, the value style portfolio manager identifies potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, this portion of the fund's portfolio focuses on three key factors:

- **value,** or how a stock is valued relative to its intrinsic worth based on traditional value measures

- **business health,** or overall efficiency and profitability as measured by return on assets and return on equity

- **business momentum,** or the presence of a catalyst (such as corporate restructuring or change in management or spin off) that potentially will trigger a price increase near term or midterm

Each portfolio manager typically sells a stock when it appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of the investment adviser's expectations.

The fund may, but is not required to, use derivatives, such as futures and options, and forward contracts, as a substitute for taking a position in an underlying asset, to increase returns, to manage foreign currency risk or as part of a hedging strategy.

Concepts to understand

Growth companies: companies whose earnings are expected to grow faster than the overall market. Often, growth stocks have relatively higher price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). For international investing, "value" is determined relative to a company's home market and its global sector. Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.

Emerging market countries: all countries represented by the Morgan Stanley Capital International (MSCI) Emerging Markets Index, or any other country that the investment adviser believes has an emerging economy or market.

MSCI Emerging Markets Index: a market capitalization-weighted index designed to measure the equity performance of 26 emerging markets countries in Europe, Latin America and the Pacific Basin.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

- *Market risk*. The stock markets of emerging market countries can be extremely volatile. The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk*. The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Emerging market risk*. Emerging markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Foreign currency risk*. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Market sector risk*. The fund may significantly overweight or underweight certain companies, industries, market sectors or countries, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries, sectors or countries.

- *Small and midsize company risk*. Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products or services or events whose delay or cancellation could cause the stock price to drop.

- *Derivatives risk.* The fund may invest in certain derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Class M shares from year to year. The table compares the performance of the fund's Class M shares and Investor shares over time to that of the MSCI Emerging Markets (Free) Index, an unmanaged index of emerging markets stock performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**27.35%**	**17.27%**
Class M shares *returns after taxes on distributions*	**25.65%**	**15.95%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**19.47%**	**14.42%**
Investor shares (7/11/01) *returns before taxes*	**27.04%**	**22.19%**
MSCI Emerging Markets (Free) Index *reflects no deduction for fees, expenses or taxes*	**25.95%**	**11.13%***

* For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.

Year-by-year total return *as of 12/31 each year (%)*
Class M shares



Best Quarter:	Q2 '03	+23.53%
Worst Quarter:	Q3 '01	-17.96%

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 19.57%.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	1.15%	1.15%
Shareholder services fee	none	0.25%
Other expenses	0.36%	0.32%
Total	**1.51%**	**1.72%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$154**	**$477**	**$824**	**$1,802**
Investor shares	**$175**	**$542**	**$933**	**$2,030**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks total return (consisting of capital appreciation and current income). This objective may be changed without shareholder approval. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as:

- U.S. government and agency bonds
- corporate bonds
- mortgage-related securities, including commercial mortgage-backed securities
- foreign corporate and government bonds (up to 20% of total assets)

The fund's investments in bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration will not exceed eight years. The fund may invest in individual bonds of any duration. In calculating average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The investment adviser uses a disciplined process to select bonds and manage risk. The investment adviser chooses bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends, and its outlook for the securities markets. Bonds selected must fit within management's predetermined targeted positions for quality, duration, coupon, maturity and sector. The process includes computer modeling and scenario testing of possible changes in market conditions. The investment adviser will use other techniques in an attempt to manage market risk and duration.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. To enhance current income, the fund also may engage in a series of purchase and sale contracts or forward roll transactions in which the fund sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price.

Concepts to understand

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.

Commercial mortgage-backed securities: represent direct or indirect participations in, or are secured by and payable from, pools of loans or leases secured by commercial properties, including retail, office or industrial properties, health-care facilities and multifamily residential properties.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

- *Derivatives risk.* In addition to mortgage-related securities, the fund may invest in other derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates) and swaps. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency rates. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Market sector risk.* The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

While some of the fund's securities may carry guarantees of the U.S. government or its agencies or instrumentalities, these guarantees do not apply to the market value of those securities or to shares of the fund itself.

Although bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

In the case of commercial mortgage-backed securities, the ability of borrowers to make payments on underlying loans, and the recovery on collateral sufficient to provide repayment on such loans, may be less than for other mortgage-backed securities.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed at right), had the same investment objective, policies, guidelines and restrictions as the fund (and the assets of two other CTFs) were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Lehman Brothers U.S. Aggregate Index, a broad-based, unmanaged, market-weighted index that covers the U.S. investment grade fixed-rate bond market and is comprised of U.S. government, corporate, mortgage-backed and asset-backed securities. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Lehman Brothers U.S. Aggregate Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

The CTF was not authorized to invest in Rule 144A securities, convertible bonds or futures, forward or option contracts. Although the fund is authorized to invest in futures, forward and option contracts, it anticipates that any use it makes of them would be as an alternative means of managing or maintaining risk exposure similar to that associated with the CTF and that its investment in such derivatives would in no event exceed 10% of its total assets. The fund also does not anticipate that its authority to invest in futures, forward and option contracts, Rule 144A securities and convertible bonds will cause its performance to differ materially from what it would be if it could not so invest. In addition, the fund expects that its effective duration will not exceed eight years. The CTF had no maximum duration policy. During the period for which performance is presented below (through October 1, 2000), the CTF's duration generally ranged between 3.32 and 6.05 years.

Year-by-year total return *as of 12/31 each year (%)**

Class M shares



| 17.33 | 3.06 | 9.35 | 8.19 | -1.41 | 10.51 | 8.20 | 7.12 | 4.39 | 3.63 |
| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

Best Quarter:	Q2 '95	**+5.58%**
Worst Quarter:	Q2 '04	**-2.28%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.30%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Bond Fund – Class M shares	**3.63%**	**6.74%***	**6.93%***
Lehman Brothers U.S. Aggregate Index	**4.34%**	**7.71%**	**7.72%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**3.63%**	**6.44%**
Class M shares *returns after taxes on distributions*	**2.10%**	**4.25%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**2.34%**	**4.20%**
Investor shares (7/11/01) *returns before taxes*	**3.24%**	**5.15%**
Lehman Brothers U.S. Aggregate Index *reflects no deduction for fees, expenses or taxes*	**4.34%**	**7.38%****

 * *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.40%	0.40%
Shareholder services fee	none	0.25%
Other expenses	0.16%	0.16%
Total	**0.56%**	**0.81%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$57**	**$179**	**$313**	**$701**
Investor shares	**$83**	**$259**	**$450**	**$1,002**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks total return (consisting of capital appreciation and current income). This objective may be changed without shareholder approval. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as:

- U.S. government and agency bonds
- corporate bonds
- mortgage-related securities, including commercial mortgage-backed securities (up to 25% of total assets)
- foreign corporate and government bonds (up to 20% of total assets)
- municipal bonds

The fund's investments in bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between 3 and 10 years and its average effective portfolio duration will be between 2.5 and 5.5 years. The fund may invest in individual bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a bond that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The investment adviser uses a disciplined process to select bonds and manage risk. The investment adviser chooses bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends, and its outlook for the securities markets. Bonds selected must fit within management's predetermined targeted positions for quality, duration, coupon, maturity and sector. The process includes computer modeling and scenario testing of possible changes in market conditions. The investment adviser will use other techniques in an attempt to manage market risk and duration.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. To enhance current income, the fund also may engage in a series of purchase and sale contracts or forward roll transactions in which the fund sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price.

Concepts to understand

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.

Commercial mortgage-backed securities: represent direct or indirect participations in, or are secured by and payable from, pools of loans or leases secured by commercial properties, including retail, office or industrial properties, health-care facilities and multifamily residential properties.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

- *Derivatives risk.* In addition to mortgage-related securities, the fund may invest in other derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates) and swaps. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency rates. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Market sector risk.* The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

Changes in economic, business or political conditions relating to a particular municipal project, municipality or state in which the fund invests may have an impact on the fund's share price.

While some of the fund's securities may carry guarantees of the U.S. government or its agencies or instrumentalities, these guarantees do not apply to the market value of those securities or to shares of the fund itself.

Although bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

In the case of commercial mortgage-backed securities, the ability of borrowers to make payments on underlying loans, and the recovery on collateral sufficient to provide repayment on such loans, may be less than for other mortgage-backed securities.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Lehman Brothers Intermediate Government/Credit Bond Index, a broad-based, unmanaged, market-weighted index that covers the U.S. government and investment grade corporate bond market and is comprised of issues that must have a maturity from one to (but not including) ten years. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Lehman Brothers Intermediate Government/Credit Bond Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

The CTF was not authorized to invest in Rule 144A securities, convertible bonds or futures, forward or option contracts. Although the fund is authorized to invest in futures, forward and option contracts, it anticipates that any use it makes of them would be as an alternative means of managing or maintaining risk exposure similar to that associated with the CTF and that its investment in such derivatives would in no event exceed 10% of its total assets. The fund also does not anticipate that its authority to invest in futures, forward and option contracts, Rule 144A securities and convertible bonds will cause its performance to differ materially from what it would be if it could not so invest. In addition, the fund expects that its effective duration will range between 2.5 and 5.5 years. The CTF's policy with respect to duration was tied to the weighted average duration of a market index and, during the period for which performance is presented below (through October 1, 2000), the CTF's duration generally ranged between 2.46 and 4.17 years.

Year-by-year total return *as of 12/31 each year (%)**
Class M shares



Best Quarter:	**Q2 '95**	**+4.83%**
Worst Quarter:	**Q2 '04**	**-2.68%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 0.41%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Intermediate Bond Fund – Class M shares	**2.42%**	**6.26%***	**6.35%***
Lehman Brothers Intermediate Government/ Credit Bond Index	**3.04%**	**7.21%**	**7.16%**

Average annual total return *as of 12/31/04*

Since class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**2.42%**	**6.11%**
Class M shares *returns after taxes on distributions*	**1.04%**	**4.00%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**1.56%**	**3.97%**
Investor shares (7/11/01) *returns before taxes*	**1.72%**	**4.92%**
Lehman Brothers Intermediate Government/ Credit Bond Index *reflects no deduction for fees, expenses or taxes*	**3.04%**	**7.01%****

 * *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.40%	0.40%
Shareholder services fee	none	0.25%
Other expenses	0.17%	0.16%
Total	**0.57%**	**0.81%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$58**	**$183**	**$318**	**$714**
Investor shares	**$83**	**$259**	**$450**	**$1,002**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Mellon Short-Term U.S. Government Securities Fund



GOAL/APPROACH

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and in repurchase agreements in respect of such securities. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. The fund also may invest in collateralized mortgage obligations (CMOs), including stripped mortgage-backed securities. The securities in which the fund invests include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

Typically in choosing securities, the portfolio manager first examines U.S. and global economic conditions and other market factors in order to estimate long- and short-term interest rates. Using a research-driven investment process, generally the portfolio manager then seeks to identify potentially profitable sectors before they are widely perceived by the market, and seeks underpriced or mispriced securities that appear likely to perform well over time.

Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years. The fund may invest in individual bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy.

Concepts to understand

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Mortgage pass-through securities: pools of residential or commercial mortgages whose cash flows are "passed through" to the holders of the securities via monthly payments of interest and principal.

CMOs: a security that pools together mortgages and separates them into short-, medium-, and long-term positions (called tranches). Tranches pay different rates of interest depending on their maturity and cash flow predictability. CMOs may be issued by government agencies or by private issuers.

Stripped mortgage-backed securities: the separate income or principal components of a mortgage-backed security. CMOs may be partially stripped so that each investor receives some interest and some principal, or fully stripped into interest-only and principal-only components.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Government securities risk.* Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in such cases there may be some risk of default by the issuer. Any guarantees by the U.S. government or its agencies or instrumentalities of securities held by the fund do not apply to the market value of those securities or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively among investors outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayment of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

- *Derivatives risk.* In addition to mortgage-related securities, the fund may invest in other derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Lehman 1–3 Year U.S. Government Index, a widely recognized, unmanaged performance benchmark for Treasury and agency securities with maturities between one and three years. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Lehman 1–3 Year U.S. Government Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Although the CTF was authorized to invest in mortgage-backed securities (not including CMOs), it did not do so. The fund is authorized to invest in mortgage-backed securities, including CMOs, and anticipates that it will do so. The CTF was not authorized to invest in Rule 144A securities or derivative instruments. Although the fund is authorized to invest in derivatives, it anticipates that any use it makes of them would be as an alternative means of managing or maintaining risk exposure similar to that associated with the CTF and that its investment in derivatives would in no event exceed 10% of its total assets. The fund also does not anticipate that its authority to invest in derivative instruments and Rule 144A securities will cause its performance to differ materially from what it would be if it could not so invest. In addition, the fund expects that its effective duration will be less than three years. The CTF operated under a policy that its average maturity generally would be maintained between eighteen months and three years. During the period for which performance is presented below (through October 1, 2000), the CTF's duration generally ranged between 1.30 and 2.16 years.



Year-by-year total return *as of 12/31 each year (%)**

Class M shares

10.52	4.20	5.95	6.56	2.43	7.74	7.72	5.15	1.32	0.80
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '01**	**+3.42%**
Worst Quarter:	**Q2 '04**	**-1.18%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 0.75%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Short-Term U.S. Government Securities Fund – Class M shares	0.80%	4.50%*	5.20%*
Lehman 1-3 Year U.S. Government Index	1.07%	5.11%	5.79%

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	0.80%	4.14%
Class M shares *returns after taxes on distributions*	-0.46%	2.46%
Class M shares *returns after taxes on distributions and sale of fund shares*	0.52%	2.52%
Investor shares (7/11/01) *returns before taxes*	0.42%	2.79%
Lehman 1-3 Year U.S. Government Index *reflects no deduction for fees, expenses or taxes*	1.07%	4.77%**

 * *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.35%	0.35%
Shareholder services fee	none	0.25%
Other expenses	0.20%	0.21%
Total	**0.55%**	**0.81%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$56**	**$176**	**$307**	**$689**
Investor shares	**$83**	**$259**	**$450**	**$1,002**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years and its average effective portfolio duration will not exceed eight years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Issuer and market risk.* Changes in economic, business or political conditions relating to a particular municipal project, municipality, or state in which the fund invests may have an impact on the fund's share price.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, for temporary defensive purposes, the fund may invest up to all of its assets in U.S. Treasury securities and money market instruments and in taxable bonds. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Lehman Brothers 7-Year Municipal Bond Index, a broad-based, unmanaged total return performance benchmark of investment grade municipal bonds maturing in the 6- to 8-year range. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance figures for the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Lehman Brothers 7-Year Municipal Bond Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

The CTF was not authorized to invest in futures or option contracts. Although the fund is authorized to invest in futures and option contracts, it anticipates that any use it makes of them would be as an alternative means of managing or maintaining risk exposure similar to that associated with the CTF and that its investment in such derivatives would in no event exceed 10% of its total assets. The fund also does not anticipate that its authority to invest in futures and option contracts will cause its performance to differ materially from what it would be if it could not so invest. In addition, the fund expects that its effective duration will not exceed eight years. The CTF had no maximum duration policy. During the period for which performance is presented below (through October 1, 2000), the CTF's duration generally ranged between 4.25 and 6.50 years.



Year-by-year total return *as of 12/31 each year (%)**

Class M shares

Year	Return
95	12.92
96	4.43
97	7.28
98	6.27
99	-1.49
00	9.99
01	4.99
02	8.21
03	5.01
04	3.74

Best Quarter:	**Q1 '95**	**+4.85%**
Worst Quarter:	**Q2 '99**	**-1.88%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.54%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon National Intermediate Municipal Bond Fund – Class M shares	**3.74%**	**6.36%***	**6.07%***
Lehman Brothers 7-Year Municipal Bond Index	**3.15%**	**6.61%**	**6.48%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**3.74%**	**6.05%**
Class M shares *returns after taxes on distributions*	**3.65%**	**5.92%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**3.86%**	**5.73%**
Investor shares (7/11/01) *returns before taxes*	**3.48%**	**5.10%**
Lehman Brothers 7-Year Municipal Bond Index *reflects no deduction for fees, expenses or taxes*	**3.15%**	**6.45%***

 * *Reflects the performance of the predecessor CTF through 10/1/00.*

** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class M shares and Investor shares in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund's Class M shares and Investor shares do not have a sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.35%	0.35%
Shareholder services fee	none	0.25%
Other expenses	0.17%	0.17%
Total	**0.52%**	**0.77%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$53**	**$167**	**$291**	**$653**
Investor shares	**$79**	**$246**	**$428**	**$954**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Issuer and market risk.* Changes in economic, business or political conditions relating to a particular municipal project, municipality, or state in which the fund invests may have an impact on the fund's share price.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, for temporary defensive purposes, the fund may invest up to all of its assets in U.S. Treasury securities and money market instruments and in taxable bonds. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Class M shares from year to year. The table compares the performance of the fund's Class M shares and Investor shares over time to that of the Lehman 3-Year Municipal Index, an unmanaged total return performance benchmark of investment grade municipal bonds maturing in the one- to (but not including) four-year range.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	1.10%	3.74%
Class M shares *returns after taxes on distributions*	1.10%	3.68%
Class M shares *returns after taxes on distributions and sale of fund shares*	1.51%	3.63%
Investor shares (7/11/01) *returns before taxes*	0.86%	2.70%
Lehman 3-Year Municipal Index *reflects no deduction for fees, expenses or taxes*	1.78%	4.66%*

* For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.

Year-by-year total return *as of 12/31 each year (%)*
Class M shares



Best Quarter:	Q2 '02	+2.50%
Worst Quarter:	Q2 '04	-0.99%

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.04%.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.35%	0.35%
Shareholder services fee	none	0.25%
Other expenses	0.19%	0.19%
Total	**0.54%**	**0.79%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$55**	**$173**	**$302**	**$677**
Investor shares	**$81**	**$252**	**$439**	**$978**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Mellon Pennsylvania Intermediate Municipal Bond Fund

 GOAL/APPROACH

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and Pennsylvania state personal income taxes. These municipal bonds include those issued by the Commonwealth of Pennsylvania as well as those issued by U.S. territories and possessions. The fund also may invest in municipal bonds that are exempt from federal income tax, but not Pennsylvania personal income tax, and in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years and its average effective portfolio duration will not exceed eight years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *State-specific risk.* Pennsylvania's economy and the revenues underlying its municipal bonds may decline, meaning that the ability of the issuer to make timely principal and interest payments may be reduced. Investing primarily in a single state makes the fund's portfolio securities more sensitive to risks specific to the state and may magnify other risks.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax and Pennsylvania state personal income taxes, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.
- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal and Pennsylvania state income taxes, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund may invest in taxable bonds and/or municipal bonds that are exempt only from federal income tax and, for temporary defensive purposes, may invest up to all of its assets in such bonds and in U.S Treasury securities and money market instruments. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and tables shown on the next page illustrate the risks of investing in the fund. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects (except as discussed below), had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. The bar chart on the next page shows you how the performance of the fund's Class M shares has varied from year to year. The top table compares the performance of the fund's Class M shares over time to that of the Lehman Brothers 7-Year Municipal Bond Index, a broad-based, unmanaged total return performance benchmark of investment grade municipal bonds maturing in the 6- to 8-year range. Please note that the performance figures for the fund's Class M shares in the bar chart and top table do not reflect the impact of any applicable taxes and represent the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares (net of any fee waivers and expense reimbursements), and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940 (1940 Act) and therefore was not subject to certain investment restrictions that might have adversely affected performance.

The bottom table on the next page compares the performance of the fund's Class M shares and Investor shares to that of the Lehman Brothers 7-Year Municipal Bond Index for various periods since the date the fund commenced operations as an investment company registered under the 1940 Act (October 2, 2000). These performance figures for the fund's Class M shares are shown before and after taxes and do not reflect the predecessor CTF's performance.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

The CTF was not authorized to invest in futures or option contracts. Although the fund is authorized to invest in futures and option contracts, it anticipates that any use it makes of them would be as an alternative means of managing or maintaining risk exposure similar to that associated with the CTF and that its investment in such derivatives would in no event exceed 10% of its total assets. In addition, before June 1, 2000, the CTF had a stated policy that, under normal circumstances, it sought to maintain a minimum of 60% of its assets in issues that are exempt from federal and Pennsylvania personal income taxes. Beginning June 1, 2000, the CTF increased this percentage to 65%. Effective May 22, 2002, the fund changed its policy such that it normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania personal income taxes.

Year-by-year total return *as of 12/31 each year (%)**

Class M shares



13.10	3.81	7.06	5.69	-1.74	9.25	4.67	7.78	4.39	3.04
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q1 '95**	**+5.44%**
Worst Quarter:	**Q2 '04**	**-2.01%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.20%.

Average annual total return *as of 12/31/04*

	1 Year	5 Years	10 Years
Mellon Pennsylvania Intermediate Municipal Bond Fund – Class M shares	**3.04%**	**5.80%***	**5.64%***
Lehman Brothers 7-Year Municipal Bond Index**	**3.15%**	**6.61%**	**6.48%**

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**3.04%**	**5.52%**
Class M shares *returns after taxes on distributions*	**2.94%**	**5.43%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**3.44%**	**5.30%**
Investor shares (7/11/01) *returns before taxes*	**2.86%**	**4.54%**
Lehman Brothers 7-Year Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**3.15%**	**6.45%****

  * *Reflects the performance of the predecessor CTF through 10/1/00.*

 ** *Unlike the fund, the index is not limited to obligations issued by a single state or municipalities in that state.*

*** *For comparative purposes, the value of the index on 9/30/00 is used as the beginning value on 10/2/00.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.50%	0.50%
Shareholder services fee	none	0.25%
Other expenses	0.16%	0.16%
Total	**0.66%**	**0.91%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$67**	**$211**	**$368**	**$822**
Investor shares	**$93**	**$290**	**$504**	**$1,120**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Mellon Massachusetts Intermediate Municipal Bond Fund



GOAL/APPROACH

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and Massachusetts state personal income taxes. These municipal bonds include those issued by the Commonwealth of Massachusetts as well as those issued by U.S. territories and possessions. The fund also may invest in municipal bonds that are exempt from federal income tax, but not Massachusetts per‐sonal income tax, and in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable qual‐ity by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years and its average effective portfo‐lio duration will not exceed eight years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *State-specific risk.* Massachusetts' economy and the revenues underlying its municipal bonds may decline, meaning that the ability of the issuer to make timely principal and interest payments may be reduced. Investing primarily in a single state makes the fund's portfolio securities more sensitive to risks specific to the state and may magnify other risks.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax and Massachusetts state personal income taxes, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.
- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal and Massachusetts state income taxes, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund may invest in taxable bonds and/or municipal bonds that are exempt only from federal income tax and, for temporary defensive purposes, may invest up to all of its assets in such bonds and in U.S. Treasury securities and money market instruments. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. Before the fund commenced operations (as of the close of business on September 6, 2002), substantially all of the assets of another investment company managed by the investment adviser, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the "Premier Massachusetts Fund"), were transferred to the fund in a tax-free reorganization. The performance figures for the fund's Investor shares in the bar chart at right represent the performance of Premier Massachusetts Fund's Class A shares from year to year through September 6, 2002 and the performance of the fund's Investor shares thereafter. These performance figures do not reflect the front-end sales load that was applicable to the Premier Massachusetts Fund's Class A shares. If such sales load were reflected, the returns shown would have been lower. The performance figures for the fund's Investor shares and Class M shares in the table at right represent the performance of Premier Massachusetts Fund's Class A shares and Class R shares, respectively, through September 6, 2002 and the performance of the fund's Investor shares and Class M shares thereafter. These performance figures are compared to those of the Lehman Brothers 7-Year Municipal Bond Index, a broad-based, unmanaged total return performance benchmark of investment grade municipal bonds maturing in the 6- to 8-year range. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

After-tax performance is shown only for Investor shares. After-tax performance of the fund's Class M shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total return *as of 12/31 each year (%)*
Investor shares*



12.04	3.85	7.11	5.25	-1.60	8.90	4.38	8.06	4.06	2.94
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q1 '95	**+4.35%**
Worst Quarter:	Q2 '04	**-2.09%**

The year-to-date total return of the fund's Investor shares as of 9/30/05 was 1.31%.

Average annual total return *as of 12/31/04*

Share class/ Inception date	1 Year	5 Years	10 Years
Investor shares* (9/24/85) *returns before taxes*	**2.94%**	**5.64%**	**5.44%**
Investor shares* *returns after taxes on distributions*	**2.94%**	**5.64%**	**5.42%**
Investor shares* *returns after taxes on distributions and sale of fund shares*	**3.13%**	**5.42%**	**5.28%**
Class M shares** (2/1/93) *returns before taxes*	**3.20%**	**5.91%**	**5.70%**
Lehman Brothers 7-year Municipal Bond Index*** *reflects no deduction for fees, expenses or taxes*	**3.15%**	**6.61%**	**6.48%**

   * *Reflects the performance of Class A shares of Premier Massachusetts Fund through September 6, 2002.*

  ** *Reflects the performance of Class R shares of Premier Massachusetts Fund through September 6, 2002.*

*** *Unlike the fund, the index is not limited to obligations issued by a single state or municipalities in that state.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class M shares and Investor shares in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund's Class M shares and Investor shares do not have a sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.35%	0.35%
Shareholder services fee	none	0.25%
Other expenses	0.19%	0.19%
Total annual fund operating expenses	**0.54%**	**0.79%**
Less: Fee waiver and/or expense reimbursement*	(0.04%)	(0.04%)
Equals: Net operating expenses	**0.50%**	**0.75%**

* *Pursuant to a contractual arrangement with the fund, Mellon Bank, N.A. has agreed to waive fees and/or reimburse fund expenses through 9/30/07, so that the total annual fund operating expenses of Class M shares and Investor shares of the fund (excluding interest, taxes, brokerage commissions, extraordinary expenses and shareholder services fees) are limited to 0.50%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$51**	**$165**	**$294**	**$669**
Investor shares	**$77**	**$244**	**$431**	**$970**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only. The one-year example, and the first two years of the three-years, five-years and ten-years examples, are based on net operating expenses, which reflect the expense waiver/reimbursement by Mellon Bank, N.A.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the current fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks long-term growth of principal in conjunction with current income. This objective may be changed without shareholder approval.

The fund is designed for investors who seek capital appreciation and current income. The fund may invest in both individual securities and other Mellon funds (referred to below as the "underlying funds"). To pursue its goal, the fund currently intends to invest in a combination of equity securities, income-producing bonds, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund, in turn, may invest in a wide range of securities, including those of foreign issuers. The fund may also invest a portion of its assets in money market instruments.

The fund has established target allocations for its assets of 60% in the aggregate to equity securities (directly and through underlying funds that invest principally in equity securities), and 40% to bonds and money market instruments (directly and, possibly in the future, through underlying funds that invest principally in such securities). The fund may deviate from these target allocations within ranges of 15% above or below the target amount. The fund's investment in each of Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, and Mellon Emerging Markets Fund is subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments. Subject to these percentage limitations, the fund's investment adviser allocates the fund's investments (directly and through Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund, or, possibly in the future, through other underlying funds) among equity securities, bonds, and money market instruments using fundamental and quantitative analysis, its outlook for the economy and financial markets, and the relative performance of the underlying funds. The fund's investment adviser normally considers reallocating the fund's investments at least quarterly, but may change allocations more frequently if it believes that market conditions warrant such a change.

The target allocations and the investment percentage ranges for the fund are based on the investment adviser's expectation that the selected securities and underlying funds, in combination, will be appropriate to achieve the fund's investment objective. If appreciation or depreciation in the value of selected securities or an underlying fund's shares causes the percentage of the fund's assets invested in a type of security or underlying fund or the allocation among the different types of securities or underlying funds to fall outside the applicable investment range, the investment adviser will consider whether to reallocate the fund's assets, but is not required to do so. The underlying funds, the target allocations among security or fund types, and the investment percentage ranges for securities and each underlying fund may be changed by the fund's board at any time.

In selecting equity securities in which the fund invests directly, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry.

Bonds in which the fund may invest include:

- U.S. government and agency bonds
- corporate bonds
- mortgage-related securities, including commercial mortgage-backed securities
- foreign corporate and government bonds

The fund's investments in bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the average effective portfolio duration of bonds in the fund's portfolio will not exceed eight years. The fund may invest in individual bonds of any duration. In calculating average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The investment adviser uses a disciplined process to select bonds and manage risk. The investment adviser chooses bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends, and its outlook for the securities markets. Bonds selected must fit within management's predetermined targeted positions for quality, duration, coupon, maturity and sector. The process includes computer modeling and scenario testing of possible changes in market conditions. The investment adviser will use other techniques in an attempt to manage market risk and duration.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy.

Concepts to understand

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. To ensure that the model remains effective, the investment adviser reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.

Commercial mortgage-backed securities: represent direct or indirect participations in, or are secured by and payable from, pools of loans or leases secured by commercial properties, including retail, office or industrial properties, health-care facilities and multifamily residential properties.



MAIN RISKS

The fund's principal risks are discussed below.

The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money. Your investment in the fund is subject to both the risks of investment in the securities held directly by the fund and the risks of investments in the securities held by the underlying funds. The fund's performance therefore depends not only on the allocation of its assets among securities and the various underlying funds, but also on the performance of the securities themselves and the underlying funds' ability to meet their investment objectives. The investment adviser may not accurately assess the attractiveness or risk potential of particular securities or underlying funds.

In addition, the fund will bear both its own operating expenses and its pro rata share of the operating expenses of the underlying funds in which it invests. One underlying fund may purchase the same securities that another underlying fund sells. By investing in both underlying funds, the fund would indirectly bear a portion of the costs of these trades without accomplishing any investment purpose.

Any taxable gains that the fund distributes to its shareholders will be generated by transactions in its portfolio securities or in shares of the underlying funds and by the underlying funds' own portfolio transactions.

Because the fund invests, directly and through the underlying funds, in both equity securities and bonds, the fund is subject to equity risk, interest rate risk, and credit risk. Investing in the fund includes the principal risks summarized below, although not all of those risks apply to each underlying fund. For more information on the investment objectives of, and the main risks associated with investment in, the underlying funds, please read the underlying funds' descriptions contained above in this prospectus.

Equity securities and the underlying funds

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Growth and value stock risk.* By investing, directly and through the underlying funds, in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued.

- *Small and midsize company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Foreign and emerging market investment risk.* Because all of the underlying funds may invest in foreign securities, and Mellon International Fund and Mellon Emerging Markets Fund normally invest most of their assets in such securities, the fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. These risks are intensified with respect to emerging market securities. Emerging markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *IPO risk.* The fund and the underlying funds may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on a fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Bonds

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry.

· *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

· *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

· *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency rates.

· *Market sector risk.* The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

Money market instruments

The fund may invest, and under adverse market conditions Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund may also invest, in U.S. Treasury securities and other money market instruments. To the extent the funds are invested in these types of securities, they would be less likely to benefit from any upswing in the market and achieve their investment objectives.

Other potential risks

The fund may invest in mortgage-related securities, and the fund and the underlying funds may invest in other derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and, with respect to the fund, interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. Certain derivatives, such as stripped mortgage-backed securities, may move in the same direction as interest rates. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

While some of the fund's securities may carry guarantees of the U.S. government or its agencies or instrumentalities, these guarantees do not apply to the market value of those securities or to shares of the fund itself.

Although bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

In the case of commercial mortgage-backed securities, the ability of borrowers to make payments on underlying loans, and the recovery on collateral sufficient to provide repayment on such loans, may be less than for other mortgage-backed securities.

At times, the fund, Mellon Small Cap Stock Fund or Mellon Emerging Markets Fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund and the underlying funds may lend portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, a fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Class M shares from year to year. The table compares the performance of the fund's Class M shares and Investor shares over time to that of the listed indexes.

After-tax performance is shown only for Class M shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Average annual total return *as of 12/31/04*

Share class/ inception date	1 Year	Since inception
Class M shares (10/2/00) *returns before taxes*	**9.27%**	**2.87%**
Class M shares *returns after taxes on distributions*	**8.67%**	**1.89%**
Class M shares *returns after taxes on distributions and sale of fund shares*	**6.14%**	**1.87%**
Investor shares (7/11/01) *returns before taxes*	**8.96%**	**5.01%**
Hybrid index *reflects no deduction for fees, expenses or taxes*	**8.26%**	**2.07%***
S&P 500 *reflects no deduction for fees, expenses or taxes*	**10.87%**	**-2.38%***
Lehman Brothers U.S. Aggregate Index *reflects no deduction for fees, expenses or taxes*	**4.34%**	**7.38%***

* *For comparative purposes, the value of each index on 9/30/00 is used as the beginning value on 10/2/00.*

Year-by-year total return *as of 12/31 each year (%)*

Class M shares



Best Quarter:	Q2 '03	+8.81%
Worst Quarter:	Q3 '02	-7.71%

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 4.93%.

Concepts to understand

Hybrid index: an unmanaged index composed of 60% S&P 500 and 40% Lehman Brothers U.S. Aggregate Index.

S&P 500: a widely recognized unmanaged index of U.S. stock market performance.

Lehman Brothers U.S. Aggregate Index: a broad-based, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of one to ten years.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described below and on the next page. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

The fund has agreed to pay an investment advisory fee at the rate of 0.65% applied to that portion of its average daily net assets allocated to direct invest-ments in equity securities, at the rate of 0.40% applied to that portion of its average daily net assets allocated to direct investments in debt securities, and at the rate of 0.15% applied to that portion of its average daily net assets allocated to money mar-ket instruments or the underlying funds.

The fund will also indirectly bear its pro rata share of the expenses of the underlying funds. Each of the underlying funds pays an investment advisory fee to the investment adviser and also pays other operating expenses. An investor in the fund will indirectly pay the investment advisory fees and other expenses of the underlying funds the fund holds.

The following table shows the total annual expense ratios for each underlying fund's Class M shares as a percentage of average net assets. Note that the fund's pro rata share of expenses fluctuates along with changes in the average assets in each of the underlying funds.

Expense ratio table

Underlying fund (Class M shares)	Total annual expense ratio
Mellon Mid Cap Stock Fund	0.91%
Mellon Small Cap Stock Fund	1.01%
Mellon International Fund	1.09%
Mellon Emerging Markets Fund	1.51%

The fund has also agreed to pay an administration fee to Mellon Bank, N.A. for providing or arrang-ing for fund accounting, transfer agency, and certain other fund administration services, which is applied to that portion of its average daily net assets allocat-ed to direct investments in equity or debt securities. In addition, the fund will pay certain expenses for custody and other items.

The following table shows the total annual expense ratios of each class of the fund.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.45%	0.45%
Shareholder services fee	none	0.25%
Other expenses	0.13%	0.15%
Total	**0.58%**	**0.85%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$59**	**$186**	**$324**	**$726**
Investor shares	**$87**	**$271**	**$471**	**$1,049**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.142% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Mellon Money Market Fund



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- high grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- taxable municipal obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells U.S. government securities to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus. The fund, however, intends to purchase only securities with the highest credit rating, or the unrated equivalent.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the per–formance of Class M shares for the fund's first full calendar year of operations. The table shows the average annual total returns of the fund's Class M shares and Investor shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total return *as of 12/31 each year (%)*
Class M shares



| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

1.11

| **Best Quarter:** | Q4 '04 | +0.43% |
| **Worst Quarter:** | Q1 '04 | +0.19% |

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 2.04%.

Average annual total return *as of 12/31/04*

	1 Year	Since inception (6/2/03)
Class M shares	1.11%	0.98%
Investor shares	0.86%	0.72%

For the fund's current yield, Private Wealth Management Clients may call toll free 1-888-281-7350; Individual Clients may call toll free 1-800-645-6561; MPWA Brokerage Clients may call toll free 1-800-803-0549 – Option 2; and participants in Qualified Employee Benefit Plans may call toll free 1-877-774-0327.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.15%	0.15%
Shareholder services fee	none	0.25%
Other expenses	0.16%	0.17%
Total	**0.31%**	**0.57%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	**$32**	**$100**	**$174**	**$393**
Investor shares	**$58**	**$183**	**$318**	**$714**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the fund is required to invest its assets in securities with the highest or second-highest credit rating, or the unrated equivalent as determined by the investment adviser.

Municipal obligations: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

• interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

• interest rates could drop, thereby reducing the fund's yield

• any of the fund's holdings could have its credit rating downgraded or could default

To the extent that the fund invests in municipal leases, it takes on additional risks. Because municipal leases generally are backed by revenues from a particular source or that depend on future appropriations by municipalities and are not obligations of their issuers, they are less secure than most municipal obligations.

Although the fund seeks to provide income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund occasionally may invest in high quality, taxable money market instruments.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the per–formance of Class M shares for the fund's first full calendar year of operations. The table shows the average annual total returns of the fund's Class M shares and Investor shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differenes in expenses.

Year-by-year total return *as of 12/31 each year (%)*
Class M shares



									0.89
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '04**	**+0.33%**
Worst Quarter:	**Q1 '04**	**+0.16%**

The year-to-date total return of the fund's Class M shares as of 9/30/05 was 1.45%.

Average annual total return *as of 12/31/04*

	1 Year	Since inception (6/2/03)
Class M shares	0.89%	0.80%
Investor shares	0.64%	0.55%

For the fund's current yield, Private Wealth Management Clients may call toll free 1-888-281-7350; Individual Clients may call toll free 1-800-645-6561; MPWA Brokerage Clients may call toll free 1-800-803-0549 – Option 2; and participants in Qualified Employee Benefit Plans may call toll free 1-877-774-0327.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Because annual fund operating expenses are paid out of fund assets, their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Class M shares	Investor shares
Annual fund operating expenses		
% of average daily net assets		
Investment advisory fees	0.15%	0.15%
Shareholder services fee	none	0.25%
Other expenses	0.17%	0.18%
Total	**0.32%**	**0.58%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class M shares	$33	$103	$180	$406
Investor shares	$59	$186	$324	$726

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services to the holders of Investor shares.

Other expenses: fees paid by the fund for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for the funds is Mellon Fund Advisers, a division of The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $173 billion in approximately 200 mutual fund portfolios and is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial). Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.5 trillion in assets under management, administration or custody, including $766 billion under management.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of a fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to a fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, the investment adviser and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by a fund. The investment adviser's code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by the investment adviser's employees does not disadvantage any fund managed by the investment adviser.

Portfolio managers

Name of fund	Primary portfolio manager
Mellon Large Cap Stock Fund	Michael D. Weiner
Mellon Income Stock Fund	D. Gary Richardson
Mellon Mid Cap Stock Fund	James C. Wadsworth
Mellon Small Cap Stock Fund	Dwight E. Cowden
Mellon International Fund	D. Kirk Henry (value investment style) and Remi J. Browne (core investment style)
Mellon Emerging Markets Fund	D. Kirk Henry (value investment style) and Remi J. Browne (core investment style)
Mellon Bond Fund	John F. Flahive
Mellon Intermediate Bond Fund	Lawrence R. Dunn
Mellon Short-Term U.S. Government Securities Fund	Lawrence R. Dunn
Mellon National Intermediate Municipal Bond Fund	John F. Flahive
Mellon National Short-Term Municipal Bond Fund	Mary Collette O'Brien and Timothy J. Sanville
Mellon Pennsylvania Intermediate Municipal Bond Fund	John F. Flahive and Mary Collette O'Brien
Mellon Massachusetts Intermediate Municipal Bond Fund	John F. Flahive
Mellon Balanced Fund	Michael D. Weiner and Lawrence R. Dunn

Biographical information

Remi J. Browne, CFA, has been a co-primary portfolio manager of the Mellon International Fund and Mellon Emerging Markets Fund since June 2005 and a portfolio manager at Dreyfus since March 2005. He is also senior vice president of The Boston Company Asset Management (TBCAM), an affiliate of Dreyfus. Mr. Browne joined Standish Asset Management, an affiliate of Dreyfus, in August 1996 and became an employee of TBCAM in July 2001.

Dwight E. Cowden, CFA, has been a portfolio manager of the Mellon Small Cap Stock Fund and a portfolio manager at Dreyfus since April 2002. Mr. Cowden is also a vice president of Mellon Bank, N.A., which he joined in June 1996.

Lawrence R. Dunn, CFA, has been a portfolio manager of the Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund and Mellon Balanced Fund since their inception in October 2000 and a portfolio manager at Dreyfus since November 1995. Mr. Dunn is also an assistant vice president of Mellon Bank, N.A., which he joined in April 1990.

John F. Flahive, CFA, has been a portfolio manager of the Mellon National Intermediate Municipal Bond Fund and Mellon Pennsylvania Intermediate Municipal Bond Fund since their inception in October 2000 and of the Mellon Massachusetts Intermediate Municipal Bond Fund since its inception in September 2002 and of the Mellon Bond Fund since August 2005 and a portfolio manager at Dreyfus since November 1994. Mr. Flahive is also first vice president of Mellon Trust of New England, N.A., an affiliate of Dreyfus, which he joined in October 1994.

D. Kirk Henry, CFA, has been a portfolio manager of the Mellon Emerging Markets Fund since its inception in October 2000 and of the Mellon International Fund since September 2002 and a portfolio manager at Dreyfus since May 1996. He is also executive vice president and international equity portfolio manager of TBCAM. He has held that position since May 1994.

Mary Collette O'Brien, CFA, has been a portfolio manager of the Mellon National Short-Term Municipal Bond Fund and Mellon Pennsylvania Intermediate Municipal Bond Fund since their inception in October 2000 and a portfolio manager at Dreyfus since July 1996. She is a vice president of Mellon Bank, N.A. and Mellon Trust of New England, N.A., which she joined in April 1995.

D. Gary Richardson, CFA, has been a portfolio manager of the Mellon Income Stock Fund and a portfolio manager at Dreyfus since April 2002. Mr. Richardson is also a vice president at Mellon Bank, N.A., which he joined in 1998.

Timothy J. Sanville, CFA, has been a portfolio manager of the Mellon National Short-Term Municipal Bond Fund since its inception in October 2000 and a portfolio manager at Dreyfus since July 2000. He is also an assistant vice president of Mellon Trust of New England, N.A. and Mellon Bank, N.A. He has been with Mellon Trust of New England, N.A. since 1992.

James C. Wadsworth, CFA, has been a portfolio manager of the Mellon Mid Cap Stock Fund since December 2004 and a portfolio manager at Dreyfus since October 2004. Mr. Wadsworth is also senior vice president of Mellon Bank, N.A., which he joined in 1977.

Michael D. Weiner, CFA, has been a portfolio manager of the Mellon Large Cap Stock Fund and Mellon Balanced Fund since December 2004 and a portfolio manager at Dreyfus since October 2004. Mr. Weiner is also a first vice president of Mellon Bank, N.A., which he joined in 2004. Prior to joining Mellon Bank, N.A., he was employed at Banc One Investment Advisors as Director of Equity Research from 1994 to 1997 and as a Managing Director from 1997 to 2004.

The fund's Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of fund shares.

Investment advisory fee

Each of the funds has agreed to pay the investment adviser an investment advisory fee at the annual rate set forth in the table below, and, for the fiscal year ended August 31, 2005, each of the funds paid the investment adviser an investment advisory fee at the effective annual rate set forth in the table below.

A discussion regarding the basis for the board's approving each fund's investment advisory agreement with the investment adviser is available in the fund's annual report for the fiscal year ended August 31, 2005.

Investment advisory fees	Contractual investment advisory fee *(as a percentage of average daily net assets)*	Effective investment advisory fee *(as a percentage of average daily net assets)*
Name of fund		
Mellon Large Cap Stock Fund	0.65%	0.65%
Mellon Income Stock Fund	0.65%	0.65%
Mellon Mid Cap Stock Fund	0.75%	0.75%
Mellon Small Cap Stock Fund	0.85%	0.85%
Mellon International Fund	0.85%	0.85%
Mellon Emerging Markets Fund	1.15%	1.15%
Mellon Bond Fund	0.40%	0.40%
Mellon Intermediate Bond Fund	0.40%	0.40%
Mellon Short-Term U.S. Government Securities Fund	0.35%	0.35%
Mellon National Intermediate Municipal Bond Fund	0.35%	0.35%
Mellon National Short-Term Municipal Bond Fund	0.35%	0.35%
Mellon Pennsylvania Intermediate Municipal Bond Fund	0.50%	0.50%
Mellon Massachusetts Intermediate Municipal Bond Fund	0.35%	0.31%*
Mellon Balanced Fund	**	0.45%
Mellon Money Market Fund	0.15%	0.15%
Mellon National Municipal Money Market Fund	0.15%	0.15%

 * *The effective investment advisory fee for this fund reflects a fee waiver/expense reimbursement in effect.*

** *Mellon Balanced Fund has agreed to pay an investment advisory fee of 0.65% applied to direct investment in equity securities, 0.40% to direct investment in debt securities and 0.15% to investments in money market instruments and the underlying funds that it invests in.*



FINANCIAL HIGHLIGHTS

All funds, except Mellon Massachusetts Intermediate Municipal Bond Fund

The following tables describe the performance of each fund's Class M shares and Investor shares for the fiscal periods indicated. "Total return" shows how much your investment in a fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.

| | Class M shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Large Cap Stock Fund	**2005**	2004	2003[1]	2002	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	8.74	8.16	7.77	9.52	12.50
Investment operations: Investment income – net[3]	.11	.07	.06	.05	.03
Net realized and unrealized gain (loss) on investments	1.05	.58	.39	(1.59)	(2.97)
Total from investment operations	1.16	.65	.45	(1.54)	(2.94)
Distributions: Dividends from investment income – net	(.11)	(.07)	(.06)	(.05)	(.03)
Dividends from net realized gain on investments	–	–	–	(.16)	(.01)
Total distributions	(.11)	(.07)	(.06)	(.21)	(.04)
Net asset value, end of period	9.79	8.74	8.16	7.77	9.52
Total Return (%)	13.27	7.95	5.76	(16.47)	(23.55)[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.81	.81	.81	.75[4]
Ratio of net expenses to average net assets	.80	.81	.81	.81	.75[4]
Ratio of net investment income to average net assets	1.13	.77	.83	.56	.27[4]
Portfolio turnover rate	23.49	43.52	56.96	44.26	45.08[4]
Net assets, end of period ($ x 1,000)	1,733,531	1,545,002	1,479,855	1,389,045	1,857,167

[1] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[2] From October 2, 2000 (commencement of operations) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] Not annualized.

	Investor shares				
	Year Ended August 31,				
Mellon Large Cap Stock Fund	**2005**	2004	2003	2002	2001[1]
Per-Share Data ($):					
Net asset value, beginning of period	8.76	8.16	7.77	9.52	9.99
Investment operations: Investment income (loss) − net[2]	.08	.06	.04	.03	(.00)[3]
Net realized and unrealized gain (loss) on investments	1.06	.58	.39	(1.59)	(.47)
Total from investment operations	1.14	.64	.43	(1.56)	(.47)
Distributions: Dividends from investment income − net	(.08)	(.04)	(.04)	(.03)	(.00)[3]
Dividends from net realized gain on investments	–	–	–	(.16)	–
Total distributions	(.08)	(.04)	(.04)	(.19)	(.00)[3]
Net asset value, end of period	9.82	8.76	8.16	7.77	9.52
Total Return (%)	13.08	7.88	5.50	(16.65)	(4.69)[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.06	1.07	1.07	.23[4]
Ratio of net expenses to average net assets	1.05	1.06	1.07	1.07	.23[4]
Ratio of net investment income (loss) to average net assets	.87	.59	.56	.31	(.05)[4]
Portfolio turnover rate	23.49	43.52	56.96	44.26	45.08[4]
Net assets, end of period ($ x 1,000)	3,985	3,356	2,121	803	1,496

[1] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[2] *Based on average shares outstanding at each month end.*

[3] *Amount represents less than $.01 per share.*

[4] *Not annualized.*

Mellon Income Stock Fund	Class M shares				
	Year Ended August 31,				
	2005	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	9.50	8.56	8.24	10.39	12.50
Investment operations: Investment income – net[4]	.21	.16	.12	.11	.09
Net realized and unrealized gain (loss) on investments	1.27	1.09	.37	(1.56)	(1.96)
Total from investment operations	1.48	1.25	.49	(1.45)	(1.87)
Distributions: Dividends from investment income – net	(.20)	(.17)	(.12)	(.11)	(.09)
Dividends from net realized gain on investments	(.86)	(.14)	(.05)	(.59)	(.15)
Total distributions	(1.06)	(.31)	(.17)	(.70)	(.24)
Net asset value, end of period	9.92	9.50	8.56	8.24	10.39
Total Return (%)	16.23	14.68	6.19	(14.94)	(15.12)[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.83	.83	.82	.77[5]
Ratio of net expenses to average net assets	.82	.83	.83	.82	.77[5]
Ratio of net investment income to average net assets	2.12	1.75	1.48	1.19	.78[5]
Portfolio turnover rate	34.61	52.47	12.82	30.35	30.28[5]
Net assets, end of period ($ x 1,000)	394,977	274,881	271,085	406,875	631,743

[1] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[2] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[3] From October 2, 2000 (commencement of operations) to August 31, 2001.

[4] Based on average shares outstanding at each month end.

[5] Not annualized.

		Investor shares			
		Year Ended August 31,			
Mellon Income Stock Fund		**2005**	2004	2003	2002[1]	2001[2]
Per-Share Data ($):						
Net asset value, beginning of period		9.53	8.58	8.25	10.40	10.66
Investment operations:	Investment income − net[3]	.18	.14	.10	.10	.02
	Net realized and unrealized gain (loss) on investments	1.29	1.08	.38	(1.57)	(.27)
Total from investment operations		1.47	1.22	.48	(1.47)	(.25)
Distributions:	Dividends from investment income − net	(.16)	(.13)	(.10)	(.09)	(.01)
	Dividends from net realized gain on investments	(.86)	(.14)	(.05)	(.59)	−
Total distributions		(1.02)	(.27)	(.15)	(.68)	(.01)
Net asset value, end of period		9.98	9.53	8.58	8.25	10.40
Total Return (%)		16.00	14.26	6.03	(15.15)	(2.32)[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.07	1.08	1.09	1.09	.20[4]
Ratio of net expenses to average net assets		1.07	1.08	1.09	1.09	.20[4]
Ratio of net investment income to average net assets		1.88	1.49	1.21	1.08	.16[4]
Portfolio turnover rate		34.61	52.47	12.82	30.35	30.28[4]
Net assets, end of period ($ x 1,000)		1,092	756	1,080	586	163

[1] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[2] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] Not annualized.

Mellon Mid Cap Stock Fund	Class M shares				
	Year Ended August 31,				
	2005	2004	2003[1]	2002	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	12.29	11.07	9.92	11.20	12.50
Investment Operations: Investment income − net[3]	.04	.04	.05	.04	.02
Net realized and unrealized gain (loss) on investments	3.33	1.21	1.13	(1.29)	(1.32)
Total from Investment Operations	3.37	1.25	1.18	(1.25)	(1.30)
Distributions: Dividends from investment income − net	(.04)	(.03)	(.03)	(.03)	(.00)[4]
Dividends from net realized gain on investments	(.82)	−	−	−	−
Total distributions	(.86)	(.03)	(.03)	(.03)	(.00)[4]
Net asset value, end of period	14.80	12.29	11.07	9.92	11.20
Total Return (%)	28.41	11.33	11.94	(11.21)	(10.39)[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.91	.92	.93	.85[5]
Ratio of net investment income to average net assets	.26	.34	.47	.33	.14[5]
Portfolio turnover rate	83.57	69.03	67.97	61.20	59.63[5]
Net assets, end of period ($ x 1,000)	1,458,952	1,159,657	1,073,837	839,075	850,110

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[2] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[3] *Based on average shares outstanding at each month end.*
[4] *Amount represents less than $.01 per share.*
[5] *Not annualized.*

Mellon Mid Cap Stock Fund	Investor shares				
	Year Ended August 31,				
	2005	2004	2003	2002	2001[1]
Per-Share Data ($):					
Net asset value, beginning of period	12.24	11.03	9.90	11.19	11.32
Investment operations: Investment income (loss) − net[2]	.00[3]	.01	.02	(.00)[3]	(.00)[3]
Net realized and unrealized gain (loss) on investments	3.32	1.21	1.13	(1.28)	(.13)
Total from investment operations	3.32	1.22	1.15	(1.28)	(.13)
Distributions: Dividends from investment income − net	(.01)	(.01)	(.02)	(.01)	−
Dividends from net realized gain on investments	(.82)	−	−	−	−
Total distributions	(.83)	(.01)	(.02)	(.01)	−
Net asset value, end of period	14.73	12.24	11.03	9.90	11.19
Total Return (%)	28.05	11.02	11.66	(11.44)	(1.15)[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.16	1.20	1.25	.20[4]
Ratio of net investment income (loss) to average net assets	.02	.10	.19	(.00)[5]	(.03)[4]
Portfolio turnover rate	83.57	69.03	67.97	61.20	59.63[4]
Net assets, end of period ($ x 1,000)	26,445	21,810	18,117	736	140

[1] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[2] *Based on average shares outstanding at each month end.*
[3] *Amount represents less than $.01 per share.*
[4] *Not annualized.*
[5] *Amount represents less than .01%.*

	Class M shares				
	Year Ended August 31,				
Mellon Small Cap Stock Fund	**2005**	2004	2003[1]	2002	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	14.92	13.17	10.95	11.99	12.50
Investment operations: Investment (loss) − net[3]	(.01)	(.02)	(.00)[4]	(.03)	(.01)
Net realized and unrealized gain (loss) on investments	2.66	1.77	2.22	(1.01)	(.50)
Total from investment operations	2.65	1.75	2.22	(1.04)	(.51)
Distributions: Dividends from net realized gain on investments	(.39)	–	–	–	–
Net asset value, end of period	17.18	14.92	13.17	10.95	11.99
Total Return (%)	17.86	13.29	20.27	(8.67)	(4.08)[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.01	1.02	1.04	1.07	1.00[5]
Ratio of net expenses to average net assets	1.01	1.02	1.03	1.05	.96[5]
Ratio of net investment (loss) to average net assets	(.07)	(.11)	(.02)	(.27)	(.09)[5]
Portfolio turnover rate	148.54	91.71	91.99	76.66	101.57[5]
Net assets, end of period ($ x 1,000)	797,808	747,637	558,172	350,873	151,440

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[3] *Based on average shares outstanding at each month end.*

[4] *Amount represents less than $.01 per share.*

[5] *Not annualized.*

	Investor shares				
	Year Ended August 31,				
Mellon Small Cap Stock Fund	**2005**	2004	2003	2002	2001[1]
Per-Share Data ($):					
Net asset value, beginning of period	14.78	13.08	10.90	11.98	11.95
Investment operations: Investment (loss) − net[2]	(.05)	(.05)	(.03)	(.06)	(.01)
Net realized and unrealized gain (loss) on investments	2.63	1.75	2.21	(1.02)	.04
Total from investment operations	2.58	1.70	2.18	(1.08)	.03
Distributions: Dividends from net realized gain on investments	(.39)	–	–	–	–
Net asset value, end of period	16.97	14.78	13.08	10.90	11.98
Total Return (%)	17.55	13.00	20.00	(9.02)	.25[3]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.26	1.29	1.32	.20[3]
Ratio of net expenses to average net assets	1.26	1.26	1.28	1.30	.19[3]
Ratio of net investment (loss) to average net assets	(.33)	(.35)	(.27)	(.51)	(.06)[3]
Portfolio turnover rate	148.54	91.71	91.99	76.66	101.57[3]
Net assets, end of period ($ x 1,000)	4,692	3,310	3,578	3,857	1

[1] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[2] *Based on average shares outstanding at each month end.*

[3] *Not annualized.*

	Class M shares				
	Year Ended August 31,				
Mellon International Fund	**2005**	2004	2003[1]	2002	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	14.29	11.77	11.03	12.08	12.50
Investment operations: Investment income − net [3]	.22	.20	.20	.18	.16
Net realized and unrealized gain (loss) on investments	2.52	2.51	.68	(1.07)	(.58)
Total from investment operations	2.74	2.71	.88	(.89)	(.42)
Distributions: Dividends from investment income − net	(.20)	(.19)	(.14)	(.15)	(.00)[4]
Dividends from net realized gain on investments	(.63)	−	−	(.01)	−
Total distributions	(.83)	(.19)	(.14)	(.16)	(.00)[4]
Net asset value, end of period	16.20	14.29	11.77	11.03	12.08
Total Return (%)	19.51	23.15	8.19	(7.39)	(3.33)[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.09	1.11	1.12	1.12	1.04[5]
Ratio of net expenses to average net assets	1.09	1.10	1.05	1.05	.96[5]
Ratio of net investment income to average net assets	1.40	1.46	1.99	1.59	1.31[5]
Portfolio turnover rate	44.92	45.60	36.52	24.63	34.27[5]
Net assets, end of period ($ x 1,000)	1,857,398	1,265,004	820,568	543,566	398,759

[1] Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.
[2] From October 2, 2000 (commencement of operations) to August 31, 2001.
[3] Based on average shares outstanding at each month end.
[4] Amount represents less than $.01 per share.
[5] Not annualized.

	Investor shares				
	Year Ended August 31,				
Mellon International Fund	**2005**	2004	2003	2002	2001[1]
Per-Share Data ($):					
Net asset value, beginning of period	14.74	12.13	11.34	12.08	11.98
Investment operations: Investment income (loss) − net [2]	.24	.49	.13	.24	(.00)[3]
Net realized and unrealized gain (loss) on investments	2.55	2.20	.78	(.97)	.10
Total from investment operations	2.79	2.69	.91	(.73)	.10
Distributions: Dividends from investment income − net	(.16)	(.08)	(.12)	−	−
Dividends from net realized gain on investments	(.63)	−	−	(.01)	−
Total distributions	(.79)	(.08)	(.12)	(.01)	−
Net asset value, end of period	16.74	14.74	12.13	11.34	12.08
Total Return (%)	19.24	22.28	8.24	(5.95)	.75[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.34	1.35	1.36	1.38	.23[4]
Ratio of net expenses to average net assets	1.34	1.35	1.30	1.30	.22[4]
Ratio of net investment income (loss) to average net assets	1.50	2.63	1.10	2.16	(.01)[4]
Portfolio turnover rate	44.92	45.60	36.52	24.63	34.27[4]
Net assets, end of period ($ x 1,000)	3,466	900	308	2,588	28

[1] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.
[2] Based on average shares outstanding at each month end.
[3] Amount represents less than $.01 per share.
[4] Not annualized.

Mellon Emerging Markets Fund	Class M shares				
	Year Ended August 31,				
	2005	2004	2003[1]	2002	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	17.98	14.92	12.33	11.86	12.50
Investment operations: Investment income − net[3]	.32	.25	.22	.24	.28
Net realized and unrealized gain (loss) on investments	6.09	3.16	2.77	.75	(.87)
Total from investment operations	6.41	3.41	2.99	.99	(.59)
Distributions: Dividends from investment income − net	(.12)	(.12)	(.12)	(.19)	(.05)
Dividends from net realized gain on investments	(1.58)	(.23)	(.28)	(.33)	(.00)[4]
Total distributions	(1.70)	(.35)	(.40)	(.52)	(.05)
Net asset value, end of period	22.69	17.98	14.92	12.33	11.86
Total Return (%)	36.62	22.93	25.18	8.48	(4.68)[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.51	1.51	1.61	1.68	1.66[5]
Ratio of net expenses to average net assets	1.51	1.50	1.35	1.35	1.24[5]
Ratio of net investment income to average net assets	1.52	1.39	1.77	1.86	2.24[5]
Portfolio turnover rate	42.97	46.36	26.43	55.00	44.74[5]
Net assets, end of period ($ x 1,000)	1,337,801	1,001,344	526,049	145,144	54,863

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[3] *Based on average shares outstanding at each month end.*

[4] *Amount represents less than $.01 per share.*

[5] *Not annualized.*

Mellon Emerging Markets Fund	Investor shares				
	Year Ended August 31,				
	2005	2004	2003	2002	2001[1]
Per-Share Data ($):					
Net asset value, beginning of period	18.08	15.00	12.38	11.92	12.17
Investment operations: Investment income − net[2]	.30	.17	.17	.11	.03
Net realized and unrealized gain (loss) on investments	6.09	3.22	2.82	.86	(.28)
Total from investment operations	6.39	3.39	2.99	.97	(.25)
Distributions: Dividends from investment income − net	(.10)	(.08)	(.09)	(.18)	−
Dividends from net realized gain on investments	(1.58)	(.23)	(.28)	(.33)	−
Total distributions	(1.68)	(.31)	(.37)	(.51)	−
Net asset value, end of period	22.79	18.08	15.00	12.38	11.92
Total Return (%)	36.26	22.68	24.99	8.26	(2.06)[3]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.72	1.84	1.85	1.90	.27[3]
Ratio of net expenses to average net assets	1.72	1.83	1.60	1.60	.23[3]
Ratio of net investment income to average net assets	1.48	1.14	1.12	.88	.03[3]
Portfolio turnover rate	42.97	46.36	26.43	55.00	44.74[3]
Net assets, end of period ($ x 1,000)	4,557	3,424	313	684	1

[1] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[2] *Based on average shares outstanding at each month end.*

[3] *Not annualized.*

	Class M shares				
	Year Ended August 31,				
Mellon Bond Fund	**2005**	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	12.79	12.92	12.95	13.15	12.50
Investment operations: Investment income − net	.48[4]	.49[4]	.56[4]	.67[4]	.70
Net realized and unrealized gain (loss) on investments	(.07)	.21	.06	(.02)	.65
Total from investment operations	.41	.70	.62	.65	1.35
Distributions: Dividends from investment income − net	(.54)	(.56)	(.62)	(.69)	(.70)
Dividends from net realized gain on investments	−	(.27)	(.03)	(.16)	−
Total distributions	(.54)	(.83)	(.65)	(.85)	(.70)
Net asset value, end of period	12.66	12.79	12.92	12.95	13.15
Total Return (%)	3.30	5.63	4.73	5.11	11.05[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.56	.56	.57	.57	.58[6]
Ratio of net expenses to average net assets	.56	.56	.55	.55	.56[6]
Ratio of net investment income to average net assets	3.81	3.79	4.30	5.19	5.96[6]
Portfolio turnover rate	151.34[7]	133.00[7]	134.12	163.78	120.55[5]
Net assets, end of period ($ x 1,000)	839,804	819,664	846,464	966,170	675,666

[1] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[2] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.32% to 5.19%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[3] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[4] Based on average shares outstanding at each month end.

[5] Not annualized.

[6] Annualized.

[7] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 104.24% and 106.10%, respectively.

		Investor shares			
		Year Ended August 31,			
Mellon Bond Fund		**2005**	2004	2003	2002[1]	2001[2]
Per-Share Data ($):						
Net asset value, beginning of period		12.77	12.90	12.94	13.15	12.94
Investment operations:	Investment income − net	.45[3]	.50[3]	.54[3]	.63[3]	.10
	Net realized and unrealized gain (loss) on investments	(.08)	.17	.04	(.02)	.23
Total from investment operations		.37	.67	.58	.61	.33
Distributions:	Dividends from investment income − net	(.51)	(.53)	(.59)	(.66)	(.12)
	Dividends from net realized gain on investments	−	(.27)	(.03)	(.16)	−
Total distributions		(.51)	(.80)	(.62)	(.82)	(.12)
Net asset value, end of period		12.63	12.77	12.90	12.94	13.15
Total Return (%)		2.98	5.29	4.48	4.73	2.54[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.81	.81	.82	.82	1.34[5]
Ratio of net expenses to average net assets		.81	.81	.80	.80	.81[5]
Ratio of net investment income to average net assets		3.56	3.52	4.11	4.96	6.03[5]
Portfolio turnover rate		151.34[6]	133.00[6]	134.12	163.78	120.55[4]
Net assets, end of period ($ x 1,000)		2,704	3,068	3,861	3,693	957

[1] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.08% to 4.96%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[2] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[3] *Based on average shares outstanding at each month end.*

[4] *Not annualized.*

[5] *Annualized.*

[6] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 104.24% and 106.10%, respectively.*

	Class M shares				
	Year Ended August 31,				
Mellon Intermediate Bond Fund	**2005**	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	12.77	12.97	13.04	13.08	12.50
Investment operations: Investment income − net	.41[4]	.42[4]	.51[4]	.62[4]	.68
Net realized and unrealized gain (loss) on investments	(.22)	.14	.11	.15	.58
Total from investment operations	.19	.56	.62	.77	1.26
Distributions: Dividends from investment income − net	(.49)	(.52)	(.59)	(.67)	(.68)
Dividends from net realized gain on investments	−	(.24)	(.10)	(.14)	−
Total distributions	(.49)	(.76)	(.69)	(.81)	(.68)
Net asset value, end of period	12.47	12.77	12.97	13.04	13.08
Total Return (%)	1.53	4.45	4.77	6.09	10.29[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.57	.57	.57	.58	.59[6]
Ratio of net expenses to average net assets	.57	.57	.56	.56	.56[6]
Ratio of net investment income to average net assets	3.23	3.26	3.88	4.81	5.77[6]
Portfolio turnover rate	112.51[7]	109.19	104.98	106.09	134.69[5]
Net assets, end of period ($ x 1,000)	569,233	524,590	467,627	437,119	398,959

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.15% to 4.81%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[3] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[4] *Based on average shares outstanding at each month end.*

[5] *Not annualized.*

[6] *Annualized.*

[7] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended August 31, 2005, was 111.52%.*

Mellon Intermediate Bond Fund	Investor shares				
	Year Ended August 31,				
	2005	2004	2003	2002[1]	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	12.77	13.02	13.08	13.09	12.90
Investment operations: Investment income − net	.37[3]	.55[3]	.48[3]	.56[3]	.20
Net realized and unrealized gain (loss) on investments	(.21)	(.07)[4]	.12	.20	.10
Total from investment operations	.16	.48	.60	.76	.30
Distributions: Dividends from investment income − net	(.46)	(.49)	(.56)	(.63)	(.11)
Dividends from net realized gain on investments	−	(.24)	(.10)	(.14)	−
Total distributions	(.46)	(.73)	(.66)	(.77)	(.11)
Net asset value, end of period	12.47	12.77	13.02	13.08	13.09
Total Return (%)	1.30	3.88	4.51	6.05	2.31[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.82	.81	.83	.93[6]
Ratio of net expenses to average net assets	.81	.82	.81	.81	.81[6]
Ratio of net investment income to average net assets	3.00	3.01	3.57	4.51	5.14[6]
Portfolio turnover rate	112.51[7]	109.19	104.98	106.09	134.69[5]
Net assets, end of period ($ x 1,000)	547	455	305	121	148

[1] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 4.90% to 4.51%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[2] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] This amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.

[5] Not annualized.

[6] Annualized.

[7] The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended August 31, 2005, was 111.52%.

| | Class M shares | | | | |
| | Year Ended August 31, | | | | |
Mellon Short-Term U.S. Government Securities Fund	**2005**	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	12.47	12.70	12.94	12.87	12.50
Investment operations: Investment income – net	.28[4]	.25[4]	.34[4]	.52[4]	.63
Net realized and unrealized gain (loss) on investments	(.16)	(.01)	(.11)	.22	.37
Total from investment operations	.12	.24	.23	.74	1.00
Distributions: Dividends from investment income – net	(.45)	(.45)	(.44)	(.58)	(.63)
Dividends from net realized gain on investments	–	(.02)	(.03)	(.09)	(.00)[5]
Total distributions	(.45)	(.47)	(.47)	(.67)	(.63)
Net asset value, end of period	12.14	12.47	12.70	12.94	12.87
Total Return (%)	1.00	1.97	1.68	5.87	8.20[6]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.55	.56	.59	.59[7]
Ratio of net expenses to average net assets	.55	.55	.55	.55	.55[7]
Ratio of net investment income to average net assets	2.25	1.97	2.68	4.07	5.41[7]
Portfolio turnover rate	69.11	44.76	88.05	97.19	89.21[6]
Net assets, end of period ($ x 1,000)	161,963	176,301	139,971	108,605	88,732

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 4.47% to 4.07%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[3] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[4] *Based on average shares outstanding at each month end.*

[5] *Amount represents less than $.01 per share.*

[6] *Not annualized.*

[7] *Annualized.*

Mellon Short-Term U.S. Government Securities Fund	Investor shares				
	Year Ended August 31,				
	2005	2004	2003	2002[1]	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	12.47	12.73	12.93	12.88	12.82
Investment operations: Investment income – net	.23[3]	.37[3]	.30[3]	.46[3]	.09
Net realized and unrealized gain (loss) on investments	(.14)	(.19)	(.06)	.21	.08
Total from investment operations	.09	.18	.24	.67	.17
Distributions: Dividends from investment income – net	(.42)	(.42)	(.41)	(.53)	(.11)
Dividends from net realized gain on investments	–	(.02)	(.03)	(.09)	–
Total distributions	(.42)	(.44)	(.44)	(.62)	(.11)
Net asset value, end of period	12.14	12.47	12.73	12.93	12.88
Total Return (%)	.78	1.46	1.78	5.28	1.29[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.78	.83	.90	1.00[5]
Ratio of net expenses to average net assets	.81	.78	.80	.80	.80[5]
Ratio of net investment income to average net assets	1.99	1.74	2.38	3.54	4.86[5]
Portfolio turnover rate	69.11	44.76	88.05	97.19	89.21[4]
Net assets, end of period ($ x 1,000)	20	11	1	1	1

[1] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from and 3.94% to 3.54%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[2] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] Not annualized.

[5] Annualized.

| | Class M shares | | | | |
| | Year Ended August 31, | | | | |
Mellon National Intermediate Municipal Bond Fund	2005	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	13.34	13.09	13.25	13.24	12.50
Investment operations: Investment income – net	.50[4]	.51[4]	.50[4]	.52[4]	.51
Net realized and unrealized gain (loss) on investments	(.03)	.29	(.14)	.14	.74
Total from investment operations	.47	.80	.36	.66	1.25
Distributions: Dividends from investment income – net	(.50)	(.51)	(.50)	(.52)	(.51)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)	(.13)	(.00)[5]
Total distributions	(.56)	(.55)	(.52)	(.65)	(.51)
Net asset value, end of period	13.25	13.34	13.09	13.25	13.24
Total Return (%)	3.62	6.22	2.77	5.16	10.21[6]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.52	.52	.53	.53	.53[7]
Ratio of net expenses to average net assets	.52	.52	.52	.52	.52[7]
Ratio of net investment income to average net assets	3.80	3.84	3.77	4.04	4.33[7]
Portfolio turnover rate	42.72	53.26	50.68	60.12	47.78[6]
Net assets, end of period ($ x 1,000)	732,711	646,793	625,558	555,158	477,595

[1] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[2] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.04% for Class M shares. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[3] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[4] Based on average shares outstanding at each month end.

[5] Amount represents less than $.01 per share.

[6] Not annualized.

[7] Annualized.

	Investor shares				
	Year Ended August 31,				
Mellon National Intermediate Municipal Bond Fund	**2005**	2004	2003	2002[1]	2001[2]
Per-Share Data ($):					
Net asset value, beginning of period	13.33	13.08	13.24	13.23	12.91
Investment operations: Investment income – net	.47[3]	.48[3]	.50[3]	.50[3]	.07
Net realized and unrealized gain (loss) on investments	(.04)	.29	(.18)	.13	.32
Total from investment operations	.43	.77	.32	.63	.39
Distributions: Dividends from investment income – net	(.47)	(.48)	(.46)	(.49)	(.07)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)	(.13)	–
Total distributions	(.53)	(.52)	(.48)	(.62)	(.07)
Net asset value, end of period	13.23	13.33	13.08	13.24	13.23
Total Return (%)	3.28	6.04	2.36	4.98	3.05[4]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.77	.79	.84	.85[5]
Ratio of net expenses to average net assets	.77	.77	.77	.77	.77[5]
Ratio of net investment income to average net assets	3.56	3.60	3.52	3.74	3.91[5]
Portfolio turnover rate	42.72	53.26	50.68	60.12	47.78[4]
Net assets, end of period ($ x 1,000)	27,409	30,164	34,673	909	1

[1] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.73% to 3.74% for Class M shares and Investor shares, respectively. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[2] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] Not annualized.

[5] Annualized.

Mellon National Short-Term Municipal Bond Fund	Class M shares				
	Year Ended August 31,				
	2005	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):					
Net asset value, beginning of period	12.81	12.86	12.91	12.90	12.50
Investment operations: Investment income − net	.29[4]	.29[4]	.34[4]	.46[4]	.48
Net realized and unrealized gain (loss) on investments	(.18)	(.05)	(.03)	.10	.40
Total from investment operations	.11	.24	.31	.56	.88
Distributions: Dividends from investment income − net	(.29)	(.29)	(.35)	(.46)	(.48)
Dividends from net realized gain on investments	−	−	(.01)	(.09)	−
Total distributions	(.29)	(.29)	(.36)	(.55)	(.48)
Net asset value, end of period	12.63	12.81	12.86	12.91	12.90
Total Return (%)	.91	2.00	2.35	4.43	7.15[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54	.53	.55	.57	.58[6]
Ratio of expenses to average net assets	.53	.53	.52	.52	.52[6]
Ratio of net investment income to average net assets	2.31	2.28	2.66	3.56	4.11[6]
Portfolio turnover rate	40.92	28.12	22.15	50.86	44.18[5]
Net assets, end of period ($ x 1,000)	207,063	221,600	210,574	138,670	119,026

[1] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[2] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Class M shares. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[3] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[4] Based on average shares outstanding at each month end.

[5] Not annualized.

[6] Annualized.

Mellon National Short-Term Municipal Bond Fund		Investor shares				
		Year Ended August 31,				
		2005	2004	2003	2002[1]	2001[2]
Per-Share Data ($):						
Net asset value, beginning of period		12.79	12.84	12.91	12.90	12.78
Investment operations:	Investment income − net	.27[3]	.29[3]	.29[3]	.42[3]	.07
	Net realized and unrealized gain (loss) on investments	(.18)	(.07)	(.04)	.10	.12
Total from investment operations		.09	.22	.25	.52	.19
Distributions:	Dividends from investment income − net	(.26)	(.27)	(.31)	(.42)	(.07)
	Dividends from net realized gain on investments	−	−	(.01)	(.09)	−
Total distributions		(.26)	(.27)	(.32)	(.51)	(.07)
Net asset value, end of period		12.62	12.79	12.84	12.91	12.90
Total Return (%)		.73	1.72	2.01	4.16	1.48[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.79	.79	.81	.72	.96[5]
Ratio of net expenses to average net assets		.78	.79	.76	.67	.77[5]
Ratio of net investment income to average net assets		2.06	2.08	2.44	4.15	3.76[5]
Portfolio turnover rate		40.92	28.12	22.15	50.86	44.18[4]
Net assets, end of period ($ x 1,000)		150	94	33	1	1

[1] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Investor shares. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[2] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[3] *Based on average shares outstanding at each month end.*

[4] *Not annualized.*

[5] *Annualized.*

		Class M shares				
			Year Ended August 31,			
Mellon Pennsylvania Intermediate Municipal Bond Fund		**2005**	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):						
Net asset value, beginning of period		13.13	12.95	13.15	13.16	12.50
Investment operations:	Investment income – net	.49[4]	.50[4]	.51[4]	.53[4]	.50
	Net realized and unrealized gain (loss) on investments	(.13)	.21	(.20)	.11	.66
Total from investment operations		.36	.71	.31	.64	1.16
Distributions:	Dividends from investment income – net	(.49)	(.50)	(.51)	(.53)	(.50)
	Dividends from net realized gain on investments	(.08)	(.03)	–	(.12)	(.00)[5]
Total distributions		(.57)	(.53)	(.51)	(.65)	(.50)
Net asset value, end of period		12.92	13.13	12.95	13.15	13.16
Total Return (%)		2.84	5.60	2.35	5.03	9.50[6]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.66	.66	.67	.68	.68[7]
Ratio of net expenses to average net assets		.66	.66	.67	.67	.67[7]
Ratio of net investment income to average net assets		3.78	3.82	3.88	4.09	4.25[7]
Portfolio turnover rate		23.88	18.87	17.58	34.50	39.32[6]
Net assets, end of period ($ x 1,000)		656,901	681,295	740,587	837,441	879,711

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.08% to 4.09% for Class M shares. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[3] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[4] *Based on average shares outstanding at each month end.*

[5] *Amount represents less than $.01 per share.*

[6] *Not annualized.*

[7] *Annualized.*

Mellon Pennsylvania Intermediate Municipal Bond Fund		Investor shares				
		Year Ended August 31,				
		2005	2004	2003	2002[1]	2001[2]
Per-Share Data ($):						
Net asset value, beginning of period		13.13	12.95	13.14	13.16	12.90
Investment operations:	Investment income − net	.45[3]	.47[3]	.48[3]	.54[3]	.07
	Net realized and unrealized gain (loss) on investments	(.13)	.21	(.20)	.06	.26
Total from investment operations		.32	.68	.28	.60	.33
Distributions:	Dividends from investment income − net	(.46)	(.47)	(.47)	(.50)	(.07)
	Dividends from net realized gain on investments	(.08)	(.03)	−	(.12)	−
Total distributions		(.54)	(.50)	(.47)	(.62)	(.07)
Net asset value, end of period		12.91	13.13	12.95	13.14	13.16
Total Return (%)		2.50	5.41	2.09	4.69	2.58[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.91	.92	.93	.94	1.14[5]
Ratio of net expenses to average net assets		.91	.92	.92	.92	.92[5]
Ratio of net investment income to average net assets		3.50	3.56	3.59	3.84	3.86[5]
Portfolio turnover rate		23.88	18.87	17.58	34.50	39.32[4]
Net assets, end of period ($ x 1,000)		4,561	2,741	2,944	963	230

[1] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.83% to 3.84% for Investor shares. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[2] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[3] *Based on average shares outstanding at each month end.*

[4] *Not annualized.*

[5] *Annualized.*

		Class M shares				
		Year Ended August 31,				
Mellon Balanced Fund		**2005**	2004	2003[1]	2002[2]	2001[3]
Per-Share Data ($):						
Net asset value, beginning of period		11.56	10.79	10.28	11.39	12.50
Investment operations:	Investment income − net[4]	.22	.20	.25	.31	.32
	Net realized and unrealized gain (loss) on investments	1.25	.78	.51	(.92)	(1.11)
Total from investment operations		1.47	.98	.76	(.61)	(.79)
Distributions:	Dividends from investment income − net	(.24)	(.21)	(.25)	(.30)	(.32)
	Dividends from net realized gain on investments	–	–	–	(.20)	–
Total distributions		(.24)	(.21)	(.25)	(.50)	(.32)
Net asset value, end of period		12.79	11.56	10.79	10.28	11.39
Total Return (%)		12.78	9.13	7.68	(5.70)	(6.38)[5]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.58	.59	.62	.63	.59[5]
Ratio of net expenses to average net assets		.58	.59	.62	.63	.59[5]
Ratio of net investment income to average net assets		1.81	1.77	2.41	2.81	2.70[5]
Portfolio turnover rate		62.64[6]	61.77[6]	83.22	90.36	75.62[5]
Net assets, end of period ($ x 1,000)		351,525	342,326	348,402	372,089	412,801

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.00, decrease net realized and unrealized gain (loss) on investments per share by $.00 and increase the ratio of net investment income to average net assets from 2.79% to 2.81%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[3] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[4] *Based on average shares outstanding at each month end.*

[5] *Not annualized.*

[6] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 45.79% and 55.45%, respectively.*

		Investor shares			
		Year Ended August 31,			
Mellon Balanced Fund		**2005**	2004	2003	2002[1]	2001[2]
Per-Share Data ($):						
Net asset value, beginning of period		11.57	10.79	10.27	11.39	11.53
Investment operations:	Investment income − net[3]	.18	.17	.23	.27	.04
	Net realized and unrealized gain (loss) on investments	1.26	.77	.51	(.91)	(.13)
Total from investment operations		1.44	.94	.74	(.64)	(.09)
Distributions:	Dividends from investment income − net	(.18)	(.16)	(.22)	(.28)	(.05)
	Dividends from net realized gain on investments	−	−	−	(.20)	−
Total distributions		(.18)	(.16)	(.22)	(.48)	(.05)
Net asset value, end of period		12.83	11.57	10.79	10.27	11.39
Total Return (%)		12.55	8.76	7.52	(5.91)	(.88)[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.85	.85	.87	.89	.16[4]
Ratio of net expenses to average net assets		.85	.85	.87	.89	.16[4]
Ratio of net investment income to average net assets		1.45	1.45	2.13	2.45	.32[4]
Portfolio turnover rate		62.64[5]	61.77[5]	83.22	90.36	75.62[4]
Net assets, end of period ($ x 1,000)		1,848	665	431	165	1

[1] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 2.43% to 2.45%. Per-share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[2] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[3] Based on average shares outstanding at each month end.

[4] Not annualized.

[5] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 45.79% and 55.45%, respectively.

	Class M shares			Investor shares		
	Year Ended August 31,			Year Ended August 31,		
Mellon Money Market Fund	**2005**	2004	2003[1]	**2005**	2004	2003[1]
Per-Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.023	.008	.002	.020	.006	.001
Distributions: Dividends from investment income – net	(.023)	(.008)	(.002)	(.020)	(.006)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.30	.82	.76[2]	2.05	.57	.52[2]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.31	.33	.36[2]	.57	.64	.62[2]
Ratio of net expenses to average net assets	.31	.33	.36[2]	.57	.64	.62[2]
Ratio of net investment income to average net assets	2.36	.82	.78[2]	2.20	.79	.48[2]
Net assets, end of period ($ x 1,000)	678,569	471,723	388,979	640	213	11

[1] From June 2, 2003 (commencement of operations) to August 31, 2003.

[2] Annualized.

Mellon National Municipal Money Market Fund	Class M shares			Investor shares		
	Year Ended August 31,			*Year Ended August 31,*		
	2005	2004	2003[1]	**2005**	2004	2003[1]
Per-Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.017	.007	.002	.014	.005	.001
Distributions: Dividends from investment income – net	(.017)	(.007)	(.002)	(.014)	(.005)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.68	.70	.64[2]	1.43	.45	.36[2]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.32	.33	.35[2]	.58	.60	.57[2]
Ratio of net expenses to average net assets	.32	.33	.35[2]	.57	.60	.57[2]
Ratio of net investment income to average net assets	1.68	.71	.62[2]	1.38	.58	.48[2]
Net assets, end of period ($ x 1,000)	613,375	488,926	265,068	1	1	1

[1] *From June 2, 2003 (commencement of operations) to August 31, 2003.*

[2] *Annualized.*



FINANCIAL HIGHLIGHTS

Mellon Massachusetts Intermediate Municipal Bond Fund

Please note that the financial highlights information in the following tables for the fund's Investor shares and Class M shares represents the financial highlights of Premier Massachusetts Fund's Class A shares and Class R shares, respectively, for the fiscal periods indicated before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares and Class M shares, respectively, thereafter. Before the fund commenced operations, substantially all of the assets of Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. "Total return" shows how much an investment in Premier Massachusetts Fund's Class A shares and Class R shares, and the fund's Investor shares and Class M shares, would have increased (or decreased) during the period, assuming all dividends and distributions were reinvested. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report is included in the fund's annual report, which is available upon request.

	Class M shares					
				Two Months Ended August 31,	Year Ended June 30,	
Mellon Massachusetts	*Year Ended August 31,*					
Intermediate Municipal Bond Fund	**2005**	2004	2003[1]	2002[2]	2002[3]	2001
Per-Share Data ($):						
Net asset value, beginning of period	12.81	12.59	12.79	12.62	12.38	11.89
Investment operations:						
Investment income − net	.47[4]	.48[4]	.50[4]	.09[4]	.52[4]	.55
Net realized and unrealized gain (loss) on investments	(.06)	.22	(.21)	.17	.24	.49
Total from investment operations	.41	.70	.29	.26	.76	1.04
Distributions:						
Dividends from investment income − net	(.47)	(.48)	(.49)	(.09)	(.52)	(.55)
Net asset value, end of period	12.75	12.81	12.59	12.79	12.62	12.38
Total Return (%)	3.25	5.72	2.23	2.10[5]	6.19	8.90
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.54	.55	.58	.50[6]	.50	.50
Ratio of net expenses to average net assets	.50	.50	.50	.50[6]	.50	.50
Ratio of net investment income to average net assets	3.67	3.74	3.93	3.94[6]	4.18	4.49
Portfolio turnover rate	32.16	27.26	15.54	4.48[5]	11.45	14.88
Net assets, end of period ($ x 1,000)	228,239	197,140	173,311	170,030	162,413	126,264

[1] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[2] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[3] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per-share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[4] *Based on average shares outstanding at each month end.*

[5] *Not annualized.*

[6] *Annualized.*

Mellon Massachusetts	Investor shares					
	Year Ended August 31,			*Two Months Ended August 31,*	*Year Ended June 30,*	
Intermediate Municipal Bond Fund	**2005**	2004	2003	2002[1]	2002[2]	2001
Per-Share Data ($):						
Net asset value, beginning of period	12.80	12.59	12.79	12.61	12.38	11.89
Investment operations:						
Investment income − net	.44[3]	.45[3]	.47[3]	.08[3]	.49[3]	.52
Net realized and unrealized gain (loss) on investments	(.05)	.21	(.20)	.18	.23	.49
Total from investment operations	.39	.66	.27	.26	.72	1.01
Distributions:						
Dividends from investment income − net	(.44)	(.45)	(.47)	(.08)	(.49)	(.52)
Net asset value, end of period	12.75	12.80	12.59	12.79	12.61	12.38
Total Return (%)	3.07	5.38	1.97	2.06[4,5]	5.92[4]	8.63[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.79	.80	.83	.75[6]	.75	.75
Ratio of net expenses to average net assets	.75	.75	.75	.75[6]	.75	.75
Ratio of net investment income to average net assets	3.43	3.50	3.68	3.69[6]	3.93	4.24
Portfolio turnover rate	32.16	27.26	15.54	4.48[5]	11.45	14.88
Net assets, end of period ($ x 1,000)	10,371	11,698	12,965	13,866	13,553	12,850

[1] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[2] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per-share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[3] *Based on average shares outstanding at each month end.*

[4] *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*

[5] *Not annualized.*

[6] *Annualized.*

Your Investment



ACCOUNT POLICIES AND SERVICES

Buying shares

Each fund is offering its Class M shares and Investor shares in this prospectus. Class M shares are generally offered only to Private Wealth Management Clients. In addition, Mellon Money Market Fund and Mellon National Municipal Money Market Fund may be used as "sweep vehicles" for cash held in Qualified Accounts. Any such investments must be in the respective fund's Class M shares. Class M shares owned by Private Wealth Management Clients will be held in omnibus accounts, or separate accounts, with the funds' transfer agent (Mellon Fund Accounts). Investor shares are generally offered only to Individual Clients, MPWA Brokerage Clients and Qualified Employee Benefit Plans, except that Individual Clients of a fund on July 10, 2001 will continue to be eligible to purchase Class M shares of that fund for their then-existing accounts. Fund shares owned by Individual Clients will be held in separate accounts (Individual Accounts). Fund shares owned by MPWA Brokerage Clients also will be held in separate accounts (MPWA Brokerage Accounts). Investor shares owned by participants in Qualified Employee Benefit Plans generally will be held in accounts maintained by an administrator or recordkeeper retained by the plan sponsor (Qualified Employee Benefit Plan Accounts) and records relating to these accounts generally will not be maintained by Dreyfus, Mellon Bank, N.A. or their affiliates.

Private Wealth Management Clients may transfer Class M shares from a Mellon Fund Account to other existing Private Wealth Management Clients for their Mellon Fund Accounts. Private Wealth Management Clients also may transfer shares from a Mellon Fund Account to an Individual Account or an MPWA Brokerage Account. Before any such transfer (other than a transfer to Individual Clients of a fund as of July 10, 2001 for their then-existing accounts), the Private Wealth Management Client's Class M shares will be converted into Investor shares of equivalent value (at the time of conversion) and, accordingly, the Individual Client or MPWA Brokerage Client will receive Investor shares. Private Wealth Management Clients who terminate their relationship with Mellon Bank, N.A. or Mellon Trust of New England, N.A. or their affiliates, but who wish to continue to hold fund shares may do so only by establishing Individual Accounts or MPWA Brokerage Accounts, and their Class M shares generally will be converted into Investor shares. The conversion of such shareholder's Class M shares into Investor shares will be at the equivalent net asset value of each class at the time of the conversion. Individual Clients and MPWA Brokerage Clients in the Investor class of a fund who make subsequent investments in that fund will receive Investor shares of that fund. See the Statement of Additional Information for more information.

You pay no sales charges to invest in either share class of any fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of 12:00 noon Eastern time for Mellon Money Market Fund and Mellon National Municipal Money Market Fund, and as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) for each fund other than Mellon Money Market Fund and Mellon National Municipal Money Market Fund, on days the exchange is open for regular business. Each of Mellon Money Market Fund and Mellon National Municipal Money Market Fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Investments in equity securities generally are valued on the basis of market quotations or official closing prices. Investments in debt securities generally are valued by one or more independent pricing services approved by the Trust's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or official closing prices

or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the Trust's board. Fair value of investments may be determined by the Trust's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Investments in money market securities are valued at amortized cost, which does not take into account unrealized gains or losses. As a result, such securities are valued at their acquisition cost and adjusted for discounts or premiums reflected in their purchase price. This method of valuation is designed for money market funds, such as Mellon Money Market Fund and Mellon National Municipal Money Market Fund, to be able to price their shares at $1.00 per share.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund. The effect on NAV may be more pronounced for Mellon Emerging Markets Fund and Mellon International Fund, which invest primarily in foreign securities.

Investments in foreign, small-capitalization equity securities, certain municipal bonds and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to a fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of a fund's NAV by short-term traders. While the funds have a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies and Services — General Policies" for further information about the funds' frequent trading policy.

Because Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund and Mellon National Municipal Money Market Fund seek tax-exempt income, they are not recommended for purchase by qualified retirement plans or other tax-advantaged accounts.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds (or selling the shares in the case of the money market funds) for up to eight business days following the purchase of those shares

- the fund will not honor redemption checks, or process wire, telephone or TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Purchases, redemptions and exchanges through Mellon Fund Accounts and MPWA Brokerage Accounts

Persons who hold fund shares through Mellon Fund Accounts or MPWA Brokerage Accounts should contact their account officer or financial advisor, respectively, for information concerning purchasing, selling (redeeming), and exchanging fund shares. The policies and fees applicable to these accounts may differ from those described in this prospectus, and different minimum investments or limitations on buying, selling and exchanging shares may apply.

Purchases and redemptions through Individual Accounts

Purchasing shares

Individual Accounts generally may be opened only by the transfer of fund shares from a Mellon Fund Account, by Private Wealth Management Clients who terminate their relationship with Mellon Bank, N.A. or Mellon Trust of New England, N.A., or their affiliates, but who wish to continue to hold fund shares, or by exchange from Individual Accounts holding other Mellon funds as described below under "Individual Account services

and policies – Exchange privilege." The minimum initial investment in a fund through an Individual Account is $10,000, and the minimum for subsequent investments is $100. You may purchase additional shares for an Individual Account by mail, wire, electronic check or TeleTransfer, or automatically.

Mail. To purchase additional shares by mail, fill out an investment slip and send the slip and a check with your account number written on it to:

> Name of Fund
> Mellon Funds
> P.O. Box 55268, Boston, MA 02205-8502

Make checks payable to: Mellon Funds.

Wire. To purchase additional shares by wire, have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:

- ABA# 011001234
- DDA# 00-0388
- the fund name
- the share class
- your account number
- name(s) of investor(s)

Electronic check. To purchase additional shares by electronic check, which will transfer money out of your bank account, follow the instructions for purchases by wire, but insert "569" before your 14-digit account number. Your transaction is entered automatically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TeleTransfer. To purchase additional shares through TeleTransfer call 1-800-645-6561 (outside the U.S. 516-794-5452) to request your transaction.

Automatically. Call us at 1-800-645-6561 to request a form to add any automatic investing service. Complete and return the forms along with any other required materials. These services are available only for holders of Individual Accounts. See "Individual Account services and policies."

IRAs. For information on how to purchase additional shares for IRA accounts, call 1-800-645-6561, consult your financial representative, or refer to the Statement of Additional Information.

Qualified Employee Benefit Plan Accounts. Persons who hold fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator for information concerning purchasing, selling (redeeming), and exchanging fund shares. The policies and fees applicable to these accounts may differ from those described in this prospectus, and different minimum investments or limitations on buying, selling and exchanging shares may apply.

Selling (redeeming) shares

You may sell (redeem) shares in writing, or by telephone, wire or TeleTransfer, or automatically.

Written sell orders. Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

In writing or by check. You may sell (redeem) shares by writing a letter of instruction and, for the funds specified below under "Individual Account services and policies — Checkwriting Privilege" only, by writing a redemption check. The letter of instruction and redemption check should include the following information:

- your name(s) and signatures(s)
- your account number
- the fund name
- the share class
- the dollar amount you want to sell
- how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required. Mail your request to:

Mellon Funds
P.O. Box 55268, Boston, MA 02205-8502

Telephone. Unless you have declined telephone privileges on your account application, you may also redeem your shares by telephone (maximum $250,000 per day) by calling 1-800-645-6561 (outside the U.S. 516-794-5452). A check will be mailed to your address of record.

Wire or TeleTransfer. To sell (redeem) shares by wire or TeleTransfer (minimum $1,000 and $500, respectively; maximum $500,000 for joint accounts every 30 days), call 1-800-645-6561 (outside the U.S. 516-794-5452) to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by wire for wire redemptions and by electronic check for TeleTransfer redemptions.

IRAs. For information on how to sell (redeem) shares held in IRA accounts, call 1-800-645-6561, consult your financial representative, or refer to the Statement of Additional Information.

Individual Account services and policies

The services and privileges described in this section are available only to holders of Individual Accounts.

Automatic services. Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling 1-800-645-6561.

For investing

Automatic Asset Builder	For making automatic investments from a designated bank account.
Payroll Savings Plan	For making automatic investments through a payroll deduction.
Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dividend Sweep	For automatically reinvesting the dividends and distributions from one Mellon fund into another (not available for IRAs).

For exchanging shares

Auto-Exchange Privilege	For making regular exchanges from one Mellon fund into another.

For selling shares

Automatic Withdrawal Plan	For making regular withdrawals from most Mellon funds.

Checkwriting privilege. (Fixed-Income Funds and Money Market Funds only). Holders of Individual Accounts in Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Money Market Fund and Mellon National Municipal Money Market Fund may sell (redeem) shares by check. You may write redemption checks against your fund account in amounts of $500 or more. These checks are free. However, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Exchange privilege. You generally can exchange shares of a class of a Mellon fund worth $500 or more into shares of the same class of any other Mellon fund. However, each fund account, including those established through exchanges, must meet the minimum account balance requirement of $10,000. You can request your exchange in writing or by phone. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges.

General policies

Unless you decline teleservice privileges on your application, the funds' transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the transfer agent takes reasonable measures to confirm that instructions are genuine.

The funds (other than the money market funds) **are designed for long-term investors.** Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the investment adviser and the Trust's board have adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices (frequent trading) that could adversely affect the funds or their operations. The investment adviser and the funds will not enter into arrangements with any person or group to permit frequent trading.

Each fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in the investment adviser's view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, a fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

The investment adviser monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, the investment adviser evaluates trading activity in the account for evidence of frequent trading. The investment adviser considers the investor's trading history in other accounts under common ownership or control, in Dreyfus and Dreyfus/Founders funds, and, if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while the investment adviser seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, the investment adviser seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If the investment adviser concludes the account is likely to engage in frequent trading, the investment adviser may cancel or revoke the purchase or exchange on the following business day. The investment adviser may also temporarily or permanently bar such investor's future purchases into a fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, the investment adviser may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

The funds' shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. The investment adviser's ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon

the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make the funds' shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent a fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that a fund significantly invests in thinly traded small-capitalization equity securities or municipal bonds, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the funds' frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans and Auto-Exchange Privileges generally are not considered to be frequent trading.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although the investment adviser discourages excessive trading and other abusive trading practices, Mellon Money Market Fund and Mellon National Municipal Money Market Fund (collectively, Money Market Funds) have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of shares of the Money Market Funds. The investment adviser also believes that money market funds, such as the Money Market Funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a Money Market Fund's shares could increase the Money Market Fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the Money Market Fund's portfolio, which could detract from the Money Market Fund's performance. Accordingly, each Money Market Fund reserves the right to refuse any purchase or exchange request.

Each Money Market Fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

 DISTRIBUTIONS AND TAXES

Each fund usually pays its shareholders dividends, if any, from its net investment income as follows:

Fund	Dividend payment frequency
Mellon Large Cap Stock Fund	Monthly
Mellon Income Stock Fund	Monthly
Mellon Mid Cap Stock Fund	Annually
Mellon Small Cap Stock Fund	Annually
Mellon International Fund	Annually
Mellon Emerging Markets Fund	Annually
Mellon Bond Fund	Monthly
Mellon Intermediate Bond Fund	Monthly
Mellon Short-Term U.S. Government Securities Fund	Monthly
Mellon National Intermediate Municipal Bond Fund	Monthly
Mellon National Short-Term Municipal Bond Fund	Monthly
Mellon Pennsylvania Intermediate Municipal Bond Fund	Monthly
Mellon Massachusetts Intermediate Municipal Bond Fund	Monthly
Mellon Balanced Fund	Monthly
Mellon Money Market Fund	Monthly
Mellon National Municipal Money Market Fund	Monthly

Each fund generally distributes any net capital gains it has realized once a year. Each share class will generate a different dividend because each has different expenses. For Individual Accounts, dividends and other distributions will be reinvested in fund shares unless you instruct the fund otherwise. For information on reinvestment of dividends and other distributions on Mellon Fund Accounts or MPWA Brokerage Accounts, contact your account officer or financial advisor, respectively. There are no fees or sales charges on reinvestments.

Distributions paid by a fund (except to the extent attributable to tax-exempt income) are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains, respectively.

Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund anticipate that virtually all dividends paid to you will be exempt from federal and Pennsylvania personal income taxes in the case of Mellon Pennsylvania Intermediate Municipal Bond Fund and Massachusetts personal income taxes in the case of Mellon Massachusetts Intermediate Municipal Bond Fund. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

For Pennsylvania and Massachusetts personal income tax purposes, distributions derived from interest on municipal securities of Pennsylvania and Massachusetts issuers, respectively, and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. In such case, distributions that are federally taxable as ordinary income or capital gains are generally subject to Pennsylvania and Massachusetts state personal income taxes, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in a fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

The tax status of your dividends and distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

NOTES

NOTES

For More Information

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government
Securities Fund

Mellon National Intermediate
Municipal Bond Fund

Mellon National Short-Term Municipal Bond Fund

Mellon Pennsylvania Intermediate
Municipal Bond Fund

Mellon Massachusetts Intermediate
Municipal Bond Fund

Mellon Balanced Fund

Mellon Money Market Fund

Mellon National Municipal Money Market Fund

Series of Mellon Funds Trust
SEC file number: 811-09903

To obtain information:

By telephone Private Wealth Management Clients, please contact your Account Officer or call 1-888-281-7350. MPWA Brokerage Clients, please contact your financial advisor or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-645-6561. Participants in Qualified Employee Benefit Plans, please contact your plan sponsor or administrator or call 1-877-774-0327

By mail Private Wealth Management Clients, write to your Account Officer
c/o Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial advisor
P.O. Box 9012
Hicksville, NY 11802-9012

Individual Account holders and participants in Qualified Employee Benefit Plans, write to:
Mellon Funds
P.O. Box 55268
Boston, MA 02205-8502

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by e-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

More information on any fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. Each fund's most recent annual and semiannual report is available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com,** under Mutual Fund Center — Dreyfus Mutual Funds — Mutual Fund Total Holdings Reports. The information will be posted with a one-month lag and will remain accessible until the Trust files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the Trust's policies and procedures with respect to the disclosure of a fund's portfolio securities is available in the Trust's SAI.

Mellon Mid Cap Stock Fund

Mellon National Intermediate Municipal Bond Fund

Mellon Massachusetts Intermediate Municipal Bond Fund

Dreyfus Premier Shares

PROSPECTUS December 30, 2005

Mellon

Contents

The Funds

Your Investment

For More Information

See back cover.

The Funds

Each fund is offering its Dreyfus Premier shares in this prospectus. Dreyfus Premier shares are not available to new investors.

What each fund is – and isn't

Each fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in a fund is not a bank deposit. It is not insured or guaranteed by Mellon Bank, N.A., any of its affiliates or any other bank, or the FDIC or any other government agency. It is not a complete investment program. You could lose money in a fund, but you also have the potential to make money.



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of mid-cap domestic companies. The fund may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's MidCap 400 Index (S&P MidCap 400).

In selecting securities, the investment adviser uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

Finally, the investment adviser manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P MidCap 400.

Concepts to understand

Mid-cap companies: generally established companies that may not be well known with market capitalizations ranging between $1 billion and $10 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Mid-cap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

Computer model: a proprietary computer model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The investment adviser reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P MidCap 400: an unmanaged, market-capitalization-weighted index that measures the performance of 400 medium-capitalization stocks. The stocks comprising the S&P MidCap 400 have market capitalizations generally ranging between $372 million and $12 billion.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means that you could lose money.

· *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

· *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

· *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

· *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P MidCap 400, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

· *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued.

· *IPO risk.* The fund may purchase securities of companies in IPOs. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market instruments. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table illustrate the risks of invest-ing in the fund. The bar chart shows the perfor-mance of the fund's Dreyfus Premier shares from year to year. The contingent deferred sales charge (CDSC) applicable to Dreyfus Premier shares is not reflected in the performance figures in the bar chart. If the CDSC was reflected, the performance figures in the bar chart would be lower. The table compares the performance of the fund's Dreyfus Premier shares over time to that of the S&P MidCap 400. The performance figures in the table reflect the CDSC applicable to Dreyfus Premier shares.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel-evant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends (before and after taxes) and distributions. Of course, past performance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*

Dreyfus Premier shares

								30.89	16.17
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q2 '03	+15.37%
Worst Quarter:	Q1 '03	-4.43%

The year-to-date total return of the fund's Dreyfus Premier shares as of 9/30/05 was 11.57%.

Average annual total returns *as of 12/31/04*

	1 Year	Since inception (9/6/02)
Dreyfus Premier shares *returns before taxes*	12.16%	15.79%
Dreyfus Premier shares *returns after taxes on distributions*	11.11%	15.33%
Dreyfus Premier shares *returns after taxes on distributions and sale of fund shares*	9.23%	13.57%
S&P MidCap 400 *reflects no deduction for fees, expenses or taxes*	16.48%	20.23%*

* For comparative purposes, the value of the index on 8/31/02 is used as the beginning value on 9/6/02.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Dreyfus Premier shares in the table below.

Fee table	Dreyfus Premier shares
Shareholder transaction fees *(fees paid from your account)*	
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	4.00
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*	
Investment advisory fees	0.75
Rule 12b-1 fee	0.75
Shareholder services fee	0.25
Other expenses	0.13
Total	**1.88**

Expense example

	1 Year	3 Years	5 Years	10 Years
Dreyfus Premier shares				
with redemption	**$591**	**$891**	**$1,216**	**$1,836****
without redemption	**$191**	**$591**	**$1,016**	**$1,836****

** *Assumes conversion of Dreyfus Premier shares to Investor shares, which are offered in a separate prospectus, at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Dreyfus Premier shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor (which may pay third parties) for providing shareholder services to the holders of Dreyfus Premier shares.

Other expenses: fees paid by the fund's Dreyfus Premier shares for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Mellon National Intermediate Municipal Bond Fund

Ticker Symbol: **MNMBX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years and its average effective portfolio duration will not exceed eight years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Issuer and market risk.* Changes in economic, business or political conditions relating to a particular municipal project, municipality, or state in which the fund invests may have an impact on the fund's share price.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, for temporary defensive purposes, the fund may invest up to all of its assets in U.S. Treasury securities and money market instruments and in taxable bonds. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Dreyfus Premier shares from year to year. The contingent deferred sales charge (CDSC) applicable to Dreyfus Premier shares is not reflected in the performance figures in the bar chart. If the CDSC was reflected, the performance figures in the bar chart would be lower. The table compares the performance of the fund's Dreyfus Premier shares over time to that of the Lehman Brothers 7-Year Municipal Bond Index, a broad-based, unmanaged total return performance benchmark of investment grade municipal bonds maturing in the 6- to 8-year range. The performance figures in the table reflect the CDSC applicable to Dreyfus Premier shares.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Dreyfus Premier shares



| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

4.15   2.97

| **Best Quarter:** | Q2 '03 | **+2.32%** |
| **Worst Quarter:** | Q2 '04 | **-2.01%** |

The year-to-date total return of the fund's Dreyfus Premier shares as of 9/30/05 was 1.04%.

Average annual total returns *as of 12/31/04*

	1 Year	Since inception (10/11/02)
Dreyfus Premier shares *returns before taxes*	**-0.02%**	**2.32%**
Dreyfus Premier shares *returns after taxes on distributions*	**-0.10%**	**2.20%**
Dreyfus Premier shares *returns after taxes on distributions and sale of fund shares*	**1.15%**	**2.37%**
Lehman Brothers 7-Year Municipal Bond Index *reflects no deduction for fees, expenses or taxes*	**3.15%**	**3.94%***

* For comparative purposes, the value of the index on 9/30/02 is used as the beginning value on 10/11/02.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Dreyfus Premier shares in the table below.

Fee table

	Dreyfus Premier shares
Shareholder transaction fees *(fees paid from your account)*	
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	3.00
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*	
Investment advisory fees	0.35
Rule 12b-1 fee	0.50
Shareholder services fee	0.25
Other expenses	0.17
Total	**1.27**

Expense example

	1 Year	3 Years	5 Years	10 Years
Dreyfus Premier shares				
with redemption	**$429**	**$603**	**$797**	**$1,270***
without redemption	**$129**	**$403**	**$697**	**$1,270***

* *Assumes conversion of Dreyfus Premier shares to Investor shares, which are offered in a separate prospectus, at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Dreyfus Premier shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor (which may pay third parties) for providing shareholder services to the holders of Dreyfus Premier shares.

Other expenses: fees paid by the fund's Dreyfus Premier shares for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and Massachusetts state personal income taxes. These municipal bonds include those issued by the Commonwealth of Massachusetts as well as those issued by U.S. territories and possessions. The fund also may invest in municipal bonds that are exempt from federal income tax, but not Massachusetts per–sonal income tax, and in taxable bonds.

The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable qual–ity by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years and its average effective portfo–lio duration will not exceed eight years. The fund may invest in individual municipal and taxable bonds of any maturity or duration. In calculating average effective portfolio maturity and average effective portfolio duration, the fund may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Average effective portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at maturity.

Duration: a way of measuring a bond's maturity in terms of the average time required to receive the present value of all interest and principal payments, which incorporates the bond's yield, coupon interest payments, final maturity and option features into one measure. Generally, the longer a bond's duration, the more likely it is to react to interest rate fluctuations and the greater its long-term risk/return potential.

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, they assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, which means that you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *State-specific risk.* Massachusetts' economy and the revenues underlying its municipal bonds may decline, meaning that the ability of the issuer to make timely principal and interest payments may be reduced. Investing primarily in a single state makes the fund's portfolio securities more sensitive to risks specific to the state and may magnify other risks.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although the fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the investment adviser to be reliable), from federal income tax and Massachusetts state personal income taxes, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Although the fund seeks to provide income exempt from federal and Massachusetts state income taxes, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund may invest in taxable bonds and/or municipal bonds that are exempt only from federal income tax and, for temporary defensive purposes, may invest up to all of its assets in such bonds and in U.S. Treasury securities and money market instruments. During such periods, the fund may not achieve its investment objective.

Although municipal and taxable bonds must be rated investment grade when purchased by the fund, they may subsequently be downgraded.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table illustrate the risks of invest-ing in the fund. Before the fund commenced oper-ations (as of the close of business on September 6, 2002), substantially all of the assets of another invest-ment company managed by the investment adviser, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund), were transferred to the fund in a tax-free reorganiza-tion. The performance figures for the fund's Dreyfus Premier shares in the bar chart at right represent the performance of Premier Massachusetts Fund's Class B shares from year to year through September 6, 2002 and the performance of the fund's Dreyfus Premier shares thereafter. These performance figures do not reflect the CDSC applicable to Premier Massachusetts Fund's Class B shares (and the fund's Dreyfus Premier shares). If the CDSC was reflected, the returns shown would be lower. The perfor-mance figures for the fund's Dreyfus Premier shares in the table at right represent the performance of Premier Massachusetts Fund's Class B shares through September 6, 2002 and the performance of the fund's Dreyfus Premier shares thereafter. These performance figures are compared to those of the Lehman Brothers 7-Year Municipal Bond Index, a broad-based, unmanaged total return performance benchmark of investment grade municipal bonds maturing in the 6- to 8-year range. The perfor-mance figures in the table reflect the CDSC appli-cable to the fund's Dreyfus Premier shares.

All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel-evant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)**
Dreyfus Premier shares



	95	96	97	98	99	00	01	02	03	04
	11.79	3.29	6.48	4.79	-2.09	8.28	3.86	7.54	3.55	2.52

Best Quarter:	Q1 '95	**+4.23%**
Worst Quarter:	Q2 '04	**-2.21%**

The year-to-date total return of the fund's Dreyfus Premier shares as of 9/30/05 was 0.96%.

Average annual total returns *as of 12/31/04**

	1 Year	5 Years	10 Years
Dreyfus Premier shares *returns before taxes*	-0.46%	4.96%	5.14%**
Dreyfus Premier shares *returns after taxes on distributions*	-0.47%	4.96%	5.12%**
Dreyfus Premier shares *returns after taxes on distributions and sale of fund shares*	0.74%	4.76%	4.98%**
Lehman Brothers 7-Year Municipal Bond Index*** *reflects no deduction for fees, expenses or taxes*	3.15%	6.61%	6.48%

  * *Reflects the performance of the Class B shares of Premier Massachusetts Fund through September 6, 2002.*

 ** *Assumes conversion of Dreyfus Premier shares to Investor shares, which are offered in a separate prospectus, at the end of the sixth year following the date of purchase.*

*** *Unlike the fund, the index is not limited to obligations issued by a single state or municipalities in that state.*



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Dreyfus Premier shares in the table below.

Fee table

	Dreyfus Premier shares
Shareholder transaction fees *(fees paid from your account)*	
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	3.00
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*	
Investment advisory fees	0.35
Rule 12b-1 fee	0.50
Shareholder services fee	0.25
Other expenses	0.19
Total annual fund operating expenses	**1.29**
Less: Fee waiver and/or expense reimbursement*	(0.04)
Equals: Net operating expenses	**1.25**

* *Pursuant to a contractual arrangement with the fund, Mellon Bank, N.A. has agreed to waive fees and/or reimburse fund expenses through 9/30/07, so that the total annual fund operating expenses of Dreyfus Premier shares (excluding interest, taxes, brokerage commissions, extraordinary expenses, Rule 12b-1 fees and shareholder services fees) are limited to 0.50%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Dreyfus Premier shares				
with redemption	**$427**	**$601**	**$800**	**$1,285****
without redemption	**$127**	**$401**	**$700**	**$1,285****

** *Assumes conversion of Dreyfus Premier shares to Investor shares, which are offered in a separate prospectus, at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only. The one-year example, and the first two years of the three-years, five-years and ten-years examples, are based on net operating expenses, which reflect the expense waiver/reimbursement by Mellon Bank, N.A.

Concepts to understand

Investment advisory fee: the fee paid to the investment adviser for managing the fund's portfolio.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Dreyfus Premier shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor (which may pay third parties) for providing shareholder services to the holders of Dreyfus Premier shares.

Other expenses: fees paid by the fund's Dreyfus Premier shares for the most recent fiscal year, including an administration fee of 0.145% (based on certain assets of the funds in the Mellon Funds Trust in the aggregate) payable to Mellon Bank, N.A. for providing or arranging for fund accounting, transfer agency, and certain other fund administration services, and miscellaneous items such as custody and professional service fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for the funds is Mellon Fund Advisers, a division of The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $173 billion in approximately 200 mutual fund portfolios and is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial). Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.5 trillion in assets under management, administration or custody, including $766 billion under management.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of a fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of a fund on a sales list,

including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to a fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, the investment adviser and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by a fund. The investment adviser's code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by the investment adviser's employees does not disadvantage any fund managed by the investment adviser.

Portfolio managers

Name of fund	Primary portfolio manager
Mellon Mid Cap Stock Fund	James C. Wadsworth
Mellon National Intermediate Municipal Bond Fund	John F. Flahive
Mellon Massachusetts Intermediate Municipal Bond Fund	John F. Flahive

Biographical information

John Flahive, CFA, has been a portfolio manager of the Mellon National Intermediate Municipal Bond Fund since its inception in October 2000 and of the Mellon Massachusetts Intermediate Municipal Bond Fund since its inception in September 2002 and a portfolio manager at Dreyfus since November 1994. Mr. Flahive is also first vice president of Mellon Trust of New England, N.A., an affiliate of Dreyfus, which he joined in October 1994.

James C. Wadsworth, CFA, has been a portfolio manager of the Mellon Mid Cap Stock Fund since December 2004 and a portfolio manager at Dreyfus since October 2004. Mr. Wadsworth is also senior vice president of Mellon Bank, N.A., which he joined in 1977.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of fund shares.

Investment advisory fee

Each of the funds has agreed to pay the investment adviser an investment advisory fee at the annual rate set forth in the table below, and, for the fiscal year ended August 31, 2005, each of the funds paid the investment adviser an investment advisory fee at the effective annual rate set forth in the table below.

A discussion regarding the basis for the board's approving each fund's investment advisory agreement with the investment adviser is available in the fund's annual report for the fiscal year ended August 31, 2005.

Investment advisory fees Name of fund	Contractual investment advisory fee *(as a percentage of average daily net assets)*	Effective investment advisory fee *(as a percentage of average daily net assets)*
Mellon Mid Cap Stock Fund	0.75%	0.75%
Mellon National Intermediate Municipal Bond Fund	0.35%	0.35%
Mellon Massachusetts Intermediate Municipal Bond Fund	0.35%	0.31%*

* The effective investment advisory fee shown for this fund reflects a fee waiver/expense reimbursement in effect.



FINANCIAL HIGHLIGHTS

Mellon Mid Cap Stock Fund
Mellon National Intermediate Municipal Bond Fund

The following tables describe the performance of each fund's Dreyfus Premier shares for the periods indicated. "Total return" shows how much your investment in a fund's Dreyfus Premier shares would have increased (or decreased) during each period, assuming all dividends and distributions were reinvested. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.

| | Dreyfus Premier shares | | |
| | *Year Ended August 31,* | | |
Mellon Mid Cap Stock Fund	**2005**	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	12.09	10.96	9.81
Investment operations: Investment (loss) − net[2]	(.09)	(.08)	(.06)
Net realized and unrealized gain (loss) on investments	3.26	1.21	1.21
Total from investment operations	3.17	1.13	1.15
Distributions: Dividends from net realized gain on investments	(.82)	−	−
Net asset value, end of period	14.44	12.09	10.96
Total Return (%)	27.11	10.31	11.72[3]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.88	1.91	1.95[3]
Ratio of net investment (loss) to average net assets	(.71)	(.65)	(.58)[3]
Portfolio turnover rate	83.57	69.03	67.97[3]
Net assets, end of period ($ x 1,000)	8,113	9,682	14,996

[1] From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.

[2] Based on average shares outstanding at each month end.

[3] Not annualized.

| | Dreyfus Premier shares | | |
| | *Year Ended August 31,* | | |
Mellon National Intermediate Municipal Bond Fund	**2005**	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	13.33	13.08	13.37
Investment operations: Investment income − net[2]	.40	.41	.36
Net realized and unrealized gain (loss) on investments	(.03)	.29	(.28)
Total from investment operations	.37	.70	.08
Distributions: Dividends from investment income − net	(.40)	(.41)	(.35)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)
Total distributions	(.46)	(.45)	(.37)
Net asset value, end of period	13.24	13.33	13.08
Total Return (%)	2.85	5.43	.58[3]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.27	1.27	1.29[4]
Ratio of net expenses to average net assets	1.27	1.27	1.27[4]
Ratio of net investment income to average net assets	3.06	3.09	3.03[4]
Portfolio turnover rate	42.72	53.26	50.68[3]
Net assets, end of period ($ x 1,000)	4,656	5,945	7,856

[1] *From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*

[2] *Based on average shares outstanding at each month end.*

[3] *Not annualized.*

[4] *Annualized.*



FINANCIAL HIGHLIGHTS

Mellon Massachusetts Intermediate Municipal Bond Fund

Please note that the financial highlights information in the following table for the fund's Dreyfus Premier shares represents the financial highlights of Premier Massachusetts Fund's Class B shares for the fiscal periods indicated through the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) and represents the performance of the fund's Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. "Total return" shows how much an investment in Premier Massachusetts Fund's Class B shares would have increased (or decreased) during the period before the fund commenced operations and how an investment in the fund's Dreyfus Premier shares would have increased (or decreased) thereafter, assuming all dividends and distributions were reinvested. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report is included in the fund's annual report, which is available upon request.

	Dreyfus Premier shares					
Mellon Massachusetts	*Year Ended August 31,*			*Two Months Ended August 31,*	*Year Ended June 30,*	
Intermediate Municipal Bond Fund	**2005**	2004	2003	2002[1]	2002[2]	2001
Per-Share Data ($):						
Net asset value, beginning of period	12.83	12.61	12.81	12.64	12.40	11.92
Investment operations:						
Investment income − net	.38[3]	.38[3]	.40[3]	.07[3]	.43[3]	.46
Net realized and unrealized gain (loss) on investments	(.05)	.22	(.20)	.17	.24	.48
Total from investment operations	.33	.60	.20	.24	.67	.94
Distributions:						
Dividends from investment income − net	(.38)	(.38)	(.40)	(.07)	(.43)	(.46)
Net asset value, end of period	12.78	12.83	12.61	12.81	12.64	12.40
Total Return (%)	2.59	4.85	1.55	1.98[4,5]	5.40[4]	8.00[4]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.29	1.30	1.33	1.25[6]	1.25	1.25
Ratio of net expenses to average net assets	1.25	1.25	1.25	1.25[6]	1.25	1.25
Ratio of net investment income to average net assets	2.98	3.01	3.19	3.17[6]	3.41	3.74
Portfolio turnover rate	32.16	27.26	15.54	4.48[5]	11.45	14.88
Net assets, end of period ($ x 1,000)	202	655	941	1,484	1,251	862

[1] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.

[2] As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.40% to 3.41%. Per-share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.

[3] Based on average shares outstanding at each month end.

[4] Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.

[5] Not annualized.

[6] Annualized.

Your Investment



ACCOUNT POLICIES

Each fund is offering its Dreyfus Premier shares in this prospectus. Holders of Dreyfus Premier shares of Mellon Mid Cap Stock Fund and Mellon Massachusetts Intermediate Municipal Bond Fund since September 6, 2002 may continue to purchase Dreyfus Premier shares of the respective fund. Holders of Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund since October 11, 2002 may continue to purchase Dreyfus Premier shares of that fund. Dreyfus Premier shares are not available to new investors.

Contingent Deferred Sales Charge (CDSC)

The CDSC schedule applicable to each fund's Dreyfus Premier shares is set forth below.

Mellon Mid Cap Stock Fund
Dreyfus Premier shares –
CDSC imposed when you sell shares

Years since purchase was made	CDSC as a % of your initial investment or your redemption (whichever is less)
Up to 2 years	4.00%
2 – 4 years	3.00%
4 – 5 years	2.00%
5 – 6 years	1.00%
More than 6 years	Shares will automatically convert to Investor class (which is offered in a separate prospectus)

Dreyfus Premier shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

Mellon National Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund
Dreyfus Premier shares –
CDSC imposed when you sell shares

Years since purchase was made	CDSC as a % of your initial investment or your redemption (whichever is less)
Up to 2 years	3.00%
2 – 4 years	2.00%
4 – 5 years	1.00%
5 – 6 years	none
More than 6 years	Shares will automatically convert to Investor class (which is offered in a separate prospectus)

Dreyfus Premier shares also carry an annual Rule 12b-1 fee of 0.50% of the class's average daily net assets.

Buying shares

Your price for Dreyfus Premier shares of a fund is the net asset value per share (NAV) of that class, which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time), on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Mellon Mid Cap Stock Fund's investments are generally valued on the basis of market quotations or official closing prices. Mellon National Intermediate Municipal Bond Fund's and Mellon Massachusetts Intermediate Municipal Bond Fund's investments are generally valued by one or more independent pricing services approved by the Trust's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or official closing prices or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those instruments at fair value as determined in accordance with procedures approved by the Trust's board. Fair value of investments may be determined by the Trust's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by

other mutual funds to calculate their net asset values. Foreign securities held by Mellon Mid Cap Stock Fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign, small-capitalization equity securities, certain municipal bonds and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to a fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of a fund's NAV by short-term traders. While the funds have a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies — General Policies" for further information about the funds' frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the New York Stock Exchange and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the New York Stock Exchange that day.

Minimum subsequent investment requirements

Regular accounts	**$100**
IRAs	**no minimum**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum TeleTransfer purchase is $150,000 per day.

Because Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund seek tax exempt income, they are not recommended for purchase by qualified retirement plans or other tax-advantaged accounts.

Concept to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Dreyfus Premier shares are offered at NAV, but generally are subject to a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. The time period that you held Class B shares of another fund managed by the fund's investment adviser that participated in a tax-free reorganization with the corresponding fund will be applied to the calculation of the CDSC to be imposed on your sale of such corresponding fund's Dreyfus Premier shares. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$100**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the transfer agent takes reasonable measures to confirm that instructions are genuine.

The funds are designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the investment adviser and the Trust's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the funds or their operations. The investment adviser and the funds will not enter into arrangements with any person or group to permit frequent trading.

Each fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in the investment adviser's view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, a fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

The investment adviser monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, the investment adviser evaluates trading activity in the account for evidence of frequent trading. The investment adviser considers the investor's trading history in other accounts under common ownership or control, in Dreyfus and Dreyfus/Founders funds, and, if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while the investment adviser seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, the investment adviser seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If the investment adviser concludes the account is likely to engage in frequent trading, the investment adviser may cancel or revoke the purchase or exchange on the following business day. The investment adviser may also temporarily or permanently bar such investor's future purchases into a fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, the investment adviser may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

The funds' shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. The investment adviser's ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make the funds' shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent a fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that a fund significantly invests in thinly traded small-capitalization equity securities or municipal bonds, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the funds' frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans and Auto-Exchange Privileges generally are not considered to be frequent trading.



DISTRIBUTIONS AND TAXES

Each fund usually pays its shareholders dividends, if any, from its net investment income as fol-

Fund	Dividend payment frequency
Mellon Mid Cap Stock Fund	**Annually**
Mellon National Intermediate Municipal Bond Fund	**Monthly**
Mellon Massachusetts Intermediate Municipal Bond Fund	**Monthly**

lows:

Each fund generally distributes any net capital gains it has realized once a year. Dividends and other distributions will be reinvested in fund shares unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by a fund (except to the extent attributable to tax-exempt income) are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains, respectively.

Mellon Massachusetts Intermediate Municipal Bond Fund anticipates that virtually all dividends paid to you will be exempt from federal and Massachusetts personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

For Massachusetts personal income tax purposes, distributions derived from interest on municipal securities of Massachusetts issuers and from qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to Massachusetts state personal income tax.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

The tax status of your dividends and distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services by calling your financial representative or **1-800-554-4611.**

For investing

Automatic Asset Builder®	For making automatic investments from a designated bank account.
Payroll Savings Plan	For making automatic investments through a payroll deduction.
Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dividend Sweep	For automatically reinvesting the dividends and distributions from a fund into the same class of another fund or into Class B shares of another fund managed by the fund's investment adviser or its affiliates (not available for IRAs).

For exchanging shares

Auto-Exchange Privilege	For making regular exchanges from a fund into the same class of another fund or into Class B shares of another fund managed by the fund's investment adviser or its affiliates.

For selling shares

Automatic Withdrawal Plan	For making regular withdrawals from a fund. There will be no CDSC on Dreyfus Premier shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange Dreyfus Premier shares of a fund worth $500 or more into the same class of another fund or into Class B shares of another fund managed by the fund's investment adviser or its affiliates. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be subject to a higher CDSC if you exchange into any fund that has a higher CDSC than the fund.

TeleTransfer privilege

To move money between your bank account and your fund account with a phone call or online, use the TeleTransfer privilege. You can set up TeleTransfer on your account by providing bank account information and following the instructions on your application, or contact your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Dreyfus Premier shares you redeemed within 45 days of selling them at the current share price and if you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO ADD TO AN ACCOUNT

TO SELL SHARES

 **In Writing**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

To make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

 **By Telephone**

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 000388
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but insert "569" before your 14-digit account number.

TeleTransfer Request TeleTransfer on your application. Call us to request your transaction.

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

 **Online (www.dreyfus.com)**

TeleTransfer Request TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 **Automatically**

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS** (Mellon Mid Cap Stock Fund only)

TO ADD TO AN ACCOUNT

TO SELL SHARES

 — In Writing ————————————

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

For information and assistance, contact your financial representative or call toll free in the U.S.
1-800-554-4611.
Make checks payable to:
The Dreyfus Trust Company, Custodian.

 — By Telephone ————————————

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 000388
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but insert "569" before your 14-digit account number.

 — Automatically ————————————

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

NOTES

NOTES

NOTES

For More Information

Mellon Mid Cap Stock Fund

Mellon National Intermediate
Municipal Bond Fund

Mellon Massachusetts Intermediate
Municipal Bond Fund

Series of Mellon Funds Trust
SEC file number: 811-09903

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611.

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by e-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

More information on any fund is available free
upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance, lists portfolio
holdings and contains a letter from the fund's portfolio manager discussing recent market conditions,
economic trends and fund strategies that significantly affected the fund's performance during the last
fiscal year. Each fund's most recent annual and semiannual report is available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about each fund and its
policies. A current SAI is available at
www.dreyfus.com and is on file with the
Securities and Exchange Commission (SEC). The
SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of
portfolio holdings, as reported on a month-end
basis, at **www.dreyfus.com,** under Mutual Fund
Center — Dreyfus Mutual Funds — Mutual Fund
Total Holdings Reports. The information will be
posted with a one-month lag and will remain accessible until the Trust files a report on Form N-Q or
Form N-CSR for the period that includes the date
as of which the information was current. In addition, fifteen days following the end of each calendar
quarter, each fund will publicly disclose at
www.dreyfus.com its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the Trust's policies and
procedures with respect to the disclosure of a fund's
portfolio securities is available in the Trust's SAI.

MELLON FUNDS TRUST
CLASS M SHARES, INVESTOR SHARES AND DREYFUS PREMIER SHARES

MELLON LARGE CAP STOCK FUND, MELLON INCOME STOCK FUND, MELLON MID CAP STOCK FUND, MELLON SMALL CAP STOCK FUND, MELLON INTERNATIONAL FUND, MELLON EMERGING MARKETS FUND, MELLON BOND FUND, MELLON INTERMEDIATE BOND FUND, MELLON SHORT-TERM U.S. GOVERNMENT SECURITIES FUND, MELLON NATIONAL INTERMEDIATE MUNICIPAL BOND FUND, MELLON NATIONAL SHORT-TERM MUNICIPAL BOND FUND, MELLON PENNSYLVANIA INTERMEDIATE MUNICIPAL BOND FUND, MELLON MASSACHUSETTS INTERMEDIATE MUNICIPAL BOND FUND, MELLON BALANCED FUND, MELLON MONEY MARKET FUND AND MELLON NATIONAL MUNICIPAL MONEY MARKET FUND

STATEMENT OF ADDITIONAL INFORMATION
December 30, 2005

This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with the current combined Prospectus of the funds named above (each, a "Fund" and collectively, the "Funds") dated December 30, 2005, with respect to the Funds' Class M shares and Investor shares (the "Class M and Investor Class Prospectus"), and the current combined Prospectus of Mellon Mid Cap Stock Fund, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund dated December 30, 2005, with respect to the Dreyfus Premier shares that those Funds also offer (the "Dreyfus Premier Class Prospectus"), as each Prospectus may be revised from time to time. The Funds are separate portfolios of Mellon Funds Trust, an open-end management investment company (the "Trust") that is registered with the Securities and Exchange Commission (the "SEC"). To obtain a copy of the relevant Prospectus, please write to the Funds at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers: Private Wealth Management Clients - call toll free 1-888-281-7350 and outside the U.S. call collect 617-248-3014; Individual Account Holders of Class M shares and Investor shares (other than brokerage clients of Mellon Private Wealth Advisors) - call toll free 1-800-645-6561 and outside the U.S. call collect 516-794-5452; holders of Dreyfus Premier shares - call toll free 1-800-554-4611 and outside the U.S. call collect 516-794-5452; brokerage clients of Mellon Private Wealth Advisors - call toll free 1-800- 803-0549 - Option 2; and participants in Qualified Employee Benefit Plans (as defined under "How to Buy Shares" below) - call toll free 1-877-774-0327.

Each Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Reports are incorporated by reference into this SAI.

TABLE OF CONTENTS

P:\SAI\Funds\MPAM FUNDS TRUST\Mellon-SAI-12-2005.doc-042-028/023

DESCRIPTION OF THE TRUST AND FUNDS

The Trust is an open-end management investment company organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated April 12, 2000. The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. Effective December 16, 2002, the Trust changed its name from "MPAM Funds Trust" to its current name and each Fund deleted "MPAM" and substituted "Mellon" in its name and renamed its MPAM shares "Class M" shares.

The investment objectives, policies, restrictions, practices and procedures of the Funds, unless otherwise specified, may be changed without shareholder approval. As with other mutual funds, there is no assurance that a Fund will achieve its investment objective.

Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each Fund's investment manager (the "Investment Adviser")

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of each Fund's shares.

THE FUNDS AND THEIR INVESTMENTS

The following information supplements and should be read in conjunction with the relevant Class M and Investor Class Prospectus and Dreyfus Premier Class Prospectus. The following summaries briefly describe the portfolio securities in which the Funds can invest and the investment techniques they can employ. Additional information about these portfolio securities and investment techniques is provided under "The Funds' Investments, Related Risks and Limitations."

DOMESTIC EQUITY FUNDS

Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, and Mellon Small Cap Stock Fund are sometimes referred to herein as the "Domestic Equity Funds."

Mellon Large Cap Stock Fund seeks capital appreciation.

The Fund may invest in the following portfolio securities: common stock, foreign securities including American Depositary Receipts ("ADRs") and New York Shares, government obligations, illiquid securities, securities issued in initial public offerings, other investment companies, exchange-traded funds and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, securities lending, reverse repurchase agreements, and derivative instruments (including options, futures contracts and options on futures contracts).

Mellon Income Stock Fund seeks total return (consisting of capital appreciation and income).

The Fund may invest in the following portfolio securities: common stock, preferred stock, convertible securities, corporate obligations, foreign securities including ADRs and New York Shares, government obligations, illiquid securities, securities issued in initial public offerings, other investment companies, exchange-traded funds and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed-delivery transactions, securities lending, reverse repurchase agreements, and derivative instruments (including options, futures contracts and options on futures contracts).

Mellon Mid Cap Stock Fund seeks capital appreciation.

The Fund may invest in the following portfolio securities: common stock, foreign securities including ADRs and New York Shares, government obligations, illiquid securities, securities issued in initial public offerings, other investment companies, exchange-traded funds and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed-delivery transactions, securities lending, reverse repurchase agreements, derivative instruments (including options, futures contracts and options on futures contracts), foreign currency transactions, forward contracts, swaps, caps, collars and floors.

Mellon Small Cap Stock Fund seeks capital appreciation.

The Fund may invest in the following portfolio securities: common stock, foreign securities including ADRs and New York Shares, government obligations, illiquid securities, securities issued in initial public offerings, other investment companies, exchange-traded funds and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, securities lending, reverse repurchase agreements, derivative instruments (including options, futures contracts and options on futures contracts), foreign currency transactions, forward contracts, swaps, caps, collars and floors.

<u>INTERNATIONAL EQUITY FUNDS</u>

Mellon International Fund and Mellon Emerging Markets Fund are sometimes referred to herein as the "International Equity Funds."

4

Mellon International Fund seeks long-term capital growth.

The Fund may invest in the following portfolio securities: common stock, preferred stock, convertible securities, foreign securities including ADRs, Global Depositary Receipts ("GDRs"), and New York Shares, illiquid securities, other investment companies, exchange-traded funds, warrants, foreign bank deposit obligations, and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, derivative instruments (including options, futures contracts and options on futures contracts), securities lending, short-selling, foreign currency transactions and forward contracts.

Mellon Emerging Markets Fund seeks long-term capital growth.

The Fund may invest in the following portfolio securities: common stock, preferred stock, convertible securities, foreign securities including ADRs, GDRs, and New York Shares, foreign government obligations, securities of supranational entities, illiquid securities, other investment companies, exchange-traded funds, foreign bank deposit obligations, and money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, derivative instruments (including options, futures contracts and options on futures contracts), securities lending, short-selling, foreign currency transactions and forward contracts.

TAXABLE BOND FUNDS

Mellon Bond Fund, Mellon Intermediate Bond Fund, and Mellon Short-Term U.S. Government Securities Fund are sometimes referred to herein as the "Taxable Bond Funds."

Mellon Bond Fund and **Mellon Intermediate Bond Fund** each seek total return (consisting of capital appreciation and current income).

Each Fund may invest in the following portfolio securities: corporate obligations, government obligations, variable and floating rate securities, mortgage-related securities (including commercial mortgage-backed securities), asset-backed securities, convertible securities, zero coupon, pay-in-kind and step-up securities, preferred stock, illiquid securities, foreign securities, other investment companies, and money market instruments. Mellon Intermediate Bond Fund may also invest in municipal bonds, municipal notes, and municipal commercial paper.

Each Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, derivative instruments (including options, futures contracts and options on futures contracts), securities lending, foreign currency transactions, forward contracts, swaps, caps, collars, floors, and mortgage dollar rolls.

Mellon Short-Term U.S. Government Securities Fund seeks to provide as high a level of current income as is consistent with the preservation of capital.

The Fund may invest in the following portfolio securities: government obligations, mortgage-related securities (including collateralized mortgage obligations, multi-class pass-through securities, stripped mortgage-backed securities, and adjustable-rate mortgage loans), illiquid securities, other investment companies and money market instruments.

The Fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, including those with fixed, floating or variable interest rates, those with interest rates that change based on multiples of changes in a specified index of interest rates and those with interest rates that change inversely to a change in interest rates, as well as stripped mortgage-backed securities which do not bear interest.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, derivative instruments (including options, futures contracts and options on futures contracts), securities lending, short-selling, and mortgage dollar rolls.

MUNICIPAL BOND FUNDS

Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are sometimes referred to herein as the "Municipal Bond Funds."

Mellon National Intermediate Municipal Bond Fund and **Mellon National Short-Term Municipal Bond Fund** each seek to maximize current income exempt from Federal income tax to the extent consistent with the preservation of capital. Each Fund seeks to achieve its objective by investing primarily in debt obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities, including cities, counties, municipalities, municipal agencies and regional districts, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the respective issuers, exempt from Federal income tax ("Municipal Obligations"). Each Fund may invest in Municipal Obligations that are rated investment grade at the time of purchase.

As a fundamental policy, each Fund invests, under normal market conditions, a minimum of 80% of its net assets, plus any borrowings for investment purposes, in Municipal Obligations. However, each Fund may invest without limit in obligations the interest on which is an item of tax preference for purposes of the alternative minimum tax (a "Tax Preference Item"), and may invest under normal market conditions up to 20% of its net assets in taxable obligations. In addition, each Fund may, for defensive purposes under abnormal market conditions, temporarily invest more than 20% of its net assets in taxable obligations. In managing each Fund, the Investment Adviser seeks to take advantage of market developments, yield disparities and variations in the creditworthiness of issuers.

Each Fund may invest in the following portfolio securities: Municipal Obligations, including municipal bonds, municipal notes, municipal commercial paper, municipal lease obligations, tender option bonds (up to 10% of the value of its assets), floating rate and variable

rate obligations, stand-by commitments, tax-exempt participation interests, illiquid securities, zero coupon, pay-in-kind and step-up securities, taxable investments, other investment companies, and money market instruments.

Each Fund may utilize the following investment techniques: borrowing, securities lending, when-issued securities and delayed delivery transactions, municipal bond index and interest rate futures contracts, options on municipal bond index and interest rate futures contracts and swaps, interest rate locks, caps, collars and floors. A Fund's use of certain of these investment techniques may give rise to taxable income.

Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from Federal and Pennsylvania state income taxes as is consistent with the preservation of capital. **Mellon Massachusetts Intermediate Municipal Bond Fund** seeks as high a level of income exempt from Federal and Massachusetts state income taxes as is consistent with the preservation of capital.

As a fundamental policy, Mellon Pennsylvania Intermediate Municipal Bond Fund invests, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in debt securities of the Commonwealth of Pennsylvania, its political subdivisions, authorities and corporations, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the respective issuers, exempt from Federal and Pennsylvania personal income taxes (collectively, "Pennsylvania Municipal Obligations"). However, the Fund may invest without limit in obligations the interest on which is a Tax Preference Item, and may invest under normal market conditions up to 20% of its net assets in taxable obligations and in Municipal Obligations the interest on which is exempt from Federal, but not Pennsylvania, income taxes. In addition, the Fund may, for defensive purposes under abnormal market conditions, temporarily invest more than 20% of its net assets in securities the interest from which is subject to Federal or Pennsylvania personal income taxes or both.

As a fundamental policy, Mellon Massachusetts Intermediate Municipal Bond Fund invests, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in debt securities of the Commonwealth of Massachusetts, its political subdivisions, authorities and corporations, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the respective issuers, exempt from Federal and Massachusetts personal income taxes (collectively, "Massachusetts Municipal Obligations"). However, the Fund may invest without limit in obligations the interest on which is a Tax Preference Item, and may invest under normal market conditions up to 20% of its net assets in taxable obligations and in Municipal Obligations the interest on which is exempt from Federal, but not Massachusetts, income taxes. In addition, the Fund may, for defensive purposes under abnormal market conditions, temporarily invest more than 20% of its net assets in securities the interest from which is subject to Federal or Massachusetts personal income taxes or both.

In managing each Fund, the Investment Adviser seeks to take advantage of market developments, yield disparities and variations in the creditworthiness of issuers.

Each Fund may invest in the following portfolio securities: Municipal Obligations, including municipal bonds, municipal notes, municipal commercial paper, and municipal lease

obligations, tender option bonds (up to 10% of the value of its assets), floating rate and variable rate obligations, custodial receipts, stand-by commitments, tax-exempt participation interests, illiquid securities, zero coupon, pay-in-kind and step-up securities, taxable investments, other investment companies, and money market instruments.

Each Fund may utilize the following investment techniques: borrowing, securities lending, when-issued securities and delayed delivery transactions, municipal bond index and interest rate futures contracts, options on municipal bond index and interest rate futures contracts and swaps, interest rate locks, caps, collars and floors. A Fund's use of certain of these investment techniques may give rise to taxable income.

BALANCED FUND

Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income. The Fund may invest in individual equity and debt securities of the types in which Mellon Large Cap Stock Fund and Mellon Bond Fund may invest, and in shares of Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, and Mellon Emerging Markets Fund, as well as in money market instruments.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, securities lending, reverse repurchase agreements, derivative instruments (including options, futures contracts and options on futures contracts), foreign currency transactions, forward contracts, swaps, caps, collars, floors, and mortgage dollar rolls.

MONEY MARKET FUNDS

Mellon Money Market Fund and Mellon National Municipal Money Market Fund are sometimes referred to herein as the "Money Market Funds."

Each Money Market Fund expects to maintain, but does not guarantee, a net asset value of $1.00 per share. To do so, each Money Market Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"), which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Money Market Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less and invest only in U.S. dollar-denominated securities with remaining maturities of 397 days or less and which are determined to be of high quality with minimal credit risk in accordance with procedures adopted by the Trust's Board of Trustees (the "Board"). In determining whether a security is of high quality with minimal credit risk, the Investment Adviser must consider whether the security is rated in one of the two highest short-term rating categories by nationally recognized statistical rating organizations or determined to be of comparable quality by the Investment Adviser in accordance with requirements of these procedures. These procedures are reasonably designed to assure that the prices determined by the amortized cost valuation will approximate the current market value of each Money Market Fund's securities. In accordance with Rule 2a-7, each Money Market Fund generally will not invest more than 5% of its assets in the securities of any one issuer.

Mellon Money Market Fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

The Fund may invest in the following portfolio securities: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (including Treasury Bills, Treasury Notes and Treasury Bonds), bank obligations (including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic or foreign banks or their subsidiaries or branches), repurchase agreements and tri-party repurchase agreements, asset-backed securities, high-grade commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, taxable municipal obligations, including those with floating or variable rates of interest, illiquid securities and other investment companies. Such securities at the time of purchase must be: (i) backed by the full faith and credit of the United States, or (ii) rated in the two highest short-term rating categories by at least two nationally recognized statistical rating organizations (or by one organization if only one organization has rated the security), or if not rated, are obligations of an issuer whose other outstanding short-term debt obligations are so rated or are of comparable quality, as determined by the Investment Adviser under procedures established by the Board.

The Fund may use the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, securities lending, reverse repurchase agreements and derivatives instruments (including participation interests, tender option bonds and custodial receipts) that are consistent with the Fund's investment objective and policies and comply with the diversification standards of Rule 2a-7.

Mellon National Municipal Money Market Fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Fund seeks to achieve its objective by investing primarily in short-term debt obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the respective issuers, exempt from Federal income tax and which obligations at the time of purchase: (i) are backed by the full faith and credit of the United States, or (ii) are rated in the two highest short-term rating categories by at least two nationally recognized statistical rating organizations (or by one organization if only one organization has rated the security) or if not rated, are obligations of an issuer whose other outstanding short-term debt obligations are so rated or are of comparable quality, as determined by the Investment Adviser under procedures established by the Board. Such short-term debt obligations are referred to herein collectively as "Municipal Securities."

As a fundamental policy, the Fund invests, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in Municipal Securities. However, the Fund may invest without limit in obligations the interest on which is a Tax Preference Item, and may invest under normal market conditions up to 20% of its net assets in taxable obligations. In addition, the Fund may, for defensive purposes under abnormal market conditions, temporarily invest more than 20% of its net assets in taxable money market obligations.

The Fund may invest in the following portfolio securities: Municipal Securities, including municipal notes, short-term municipal bonds and municipal leases, floating and variable rate obligations, including variable amount master demand notes, stand-by commitments, bank obligations, Eurodollar certificates of deposit and time deposits, Yankee-Dollar certificates of deposit, corporate obligations, government obligations, repurchase agreements, tax-exempt commercial paper, foreign securities, illiquid securities and other investment companies.

The Fund may utilize the following investment techniques: borrowing, when-issued securities and delayed delivery transactions, securities lending, reverse repurchase agreements and derivatives instruments (including tax-exempt participation interests, tender option bonds and custodial receipts) that are consistent with the Fund's investment objective and policies and comply with the diversification standards of Rule 2a-7. A Fund's use of certain of these investment techniques may give rise to taxable income.

CLASSIFICATION OF THE FUNDS

Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon Balanced Fund, Mellon Money Market Fund and Mellon National Municipal Money Market Fund are "diversified," as defined in the 1940 Act, which means that, with respect to 75% of its total assets, each Fund will not invest more than 5% of its assets in the securities of any single issuer, nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities).

The Municipal Bond Funds are classified as "non-diversified," as defined under the 1940 Act, and therefore, each Fund could invest all of its assets in the obligations of a single issuer or relatively few issuers. Because it is non-diversified, a Municipal Bond Fund's share price may fluctuate to a greater degree in response to changes in the financial condition or in the market's assessment of an individual issuer in which the Fund invests than if the Fund were diversified. However, each Fund intends to conduct its operations so that it will qualify under the Internal Revenue Code of 1986, as amended (the "Code"), as a "regulated investment company." To qualify, among other requirements, a Fund will be required to limit its investments so that at the close of each quarter of its taxable year, with respect to at least 50% of its total assets, not more than 5% of such assets will be invested in the securities of a single issuer. In addition, not more than 25% of the value of each Fund's total assets may be invested in the securities of a single issuer at the close of each quarter of the Fund's taxable year.

THE FUNDS' INVESTMENTS, RELATED RISKS AND LIMITATIONS

The following information supplements and should be read in conjunction with the relevant Class M and Investor Class Prospectus and Dreyfus Premier Class Prospectus and the section entitled "The Funds and Their Investments" above, concerning the Funds' investments,

related risks and limitations. Except as otherwise indicated in the relevant Prospectus or this SAI, the Funds have established no policy limitations on their ability to use the investments or techniques discussed in these documents.

Certain Portfolio Securities

ADRs, New York Shares and GDRs. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by foreign companies. New York Shares are securities of foreign companies that are issued for trading in the United States. GDRs are negotiable certificates evidencing ownership of a company's shares and are available for purchase in markets other than the market in which the shares themselves are traded. GDRs allow purchasers to gain exposure to companies that are traded on foreign markets without having to purchase the shares directly in the market in which they are traded.

These securities may be purchased through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

ADRs, New York Shares and GDRs are traded in the United States on national securities exchanges or in the over-the-counter market. Investment in securities of foreign issuers presents certain risks, including those resulting from adverse political and economic developments and the imposition of foreign governmental laws or restrictions. See "Foreign Bank Deposits and Foreign Securities."

Asset-Backed Securities. Asset-backed securities are securities that represent direct or indirect participations in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, installment loan contracts, leases of various types of real and personal property, and receivables from revolving credit (credit card) agreements. Such assets are securitized through the use of trusts and special purpose corporations. The value of such securities partly depends on loan repayments by individuals, which may be adversely affected during general downturns in the economy. Payments or distributions of principal and interest on asset-backed securities may be supported by credit enhancements, such as various forms of cash collateral accounts or letters of credit. As discussed at greater length below under "Mortgage-Related Securities," asset-backed securities are subject to the risk of prepayment. The risk that recovery or repossessed collateral might be unavailable or inadequate to support payments on asset-backed securities, however, is greater than is the case for mortgage-backed securities.

Common Stock. Common stock represents an equity or ownership interest in the issuer of the stock. If the issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock have priority over the claims of holders of common stock against assets of the issuer.

Preferred Stock. Preferred stock is a class of capital stock that typically pays dividends at a specified rate. Preferred stock is generally senior to common stock, but subordinate to debt securities, with respect to the payment of dividends and on liquidation of the issuer. In general, the market value of preferred stock is its "investment value," or its value as a fixed-income security. Accordingly, the market value of preferred stock generally increases when interest rates decline and decreases when interest rates rise, but, as with debt securities, is also affected by the issuer's ability to make payments on the preferred stock.

Convertible Securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non- convertible securities of similar quality because of the potential for capital appreciation.

Corporate Obligations. The relevant Funds, other than the Money Market Funds, may purchase corporate obligations rated at least Baa by Moody's Investors Service, Inc. ("Moody's") or BBB, by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") or by Fitch Ratings ("Fitch" and, together with Moody's and S&P, the "Rating Agencies"), or if unrated, of comparable quality as determined by the Investment Adviser. Securities rated Baa by Moody's or BBB by S&P or Fitch, or higher, are considered by those rating agencies to be "investment grade" securities, although Moody's considers securities rated Baa to have speculative characteristics. Further, while bonds rated BBB by S&P exhibit adequate protection parameters, adverse economic conditions or changing circumstances are

more likely to lead to a weakened capacity to pay interest and principal for debt in this category than debt in higher rated categories.

Each Money Market Fund may invest in corporate obligations that have received a short-term rating from Moody's or S&P in one of the two highest short-term rating categories, or that have been issued by an issuer that has received a short-term rating from Moody's or S&P in one of the two highest short-term ratings categories with respect to a class of debt obligations that is comparable in priority and security with the obligation in which the Fund invests. Each Money Market Fund may also invest in unrated corporate obligations that are of comparable quality to the foregoing obligations, as determined by the Investment Adviser. A Fund will dispose in a prudent and orderly fashion of bonds whose ratings drop below these minimum ratings.

ECDs, ETDs and Yankee CDs. Each Money Market Fund may purchase Eurodollar certificates of deposit ("ECDs"), which are U.S. dollar-denominated certificates of deposit issued by foreign branches of domestic banks, Eurodollar time deposits ("ETDs"), which are U.S. dollar denominated deposits in a foreign branch of a domestic bank or a foreign bank, and Yankee-Dollar certificates of deposit ("Yankee CDs") which are certificates of deposit issued by a domestic branch of a foreign bank denominated in U.S. dollars and held in the United States. ECDs, ETDs, and Yankee CDs are subject to somewhat different risks than domestic obligations of domestic banks. See "Foreign Bank Obligations and Foreign Securities" and "Bank Obligations."

Foreign Bank Deposit Obligations and Foreign Securities. The relevant Funds may purchase securities of foreign issuers and may invest in foreign currencies and deposit obligations of foreign banks. Investment in such foreign currencies, securities and obligations presents certain risks, including those resulting from fluctuations in currency exchange rates, revaluation of currencies, adverse political and economic developments, the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers, and the fact that foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic issuers. Moreover, securities of many foreign issuers may be less liquid and their prices more volatile than those of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, confiscatory taxation and limitations on the use or removal of funds or other assets of the Fund, including withholding of dividends. Foreign securities may be subject to foreign government taxes that would reduce the yield on such securities. Evidence of ownership of portfolio securities may be held outside of the United States, and a Fund may be subject to the risks associated with holding such property overseas.

Foreign Government Obligations; Securities of Supranational Entities. The relevant Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by the Investment Adviser to be of comparable quality to the other obligations in which the Funds may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and

Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

Government Obligations. U.S. Treasury obligations can differ in their interest rates, maturities and times of issuance: (a) U.S. Treasury bills have a maturity of one year or less, (b) U.S. Treasury notes have maturities of one to ten years, and (c) U.S. Treasury bonds generally have maturities of greater than ten years.

Government obligations also include obligations issued or guaranteed by U.S. government agencies and instrumentalities that are supported by any of the following: (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (c) the discretionary authority of the U.S. Treasury to lend to such government agency or instrumentality, or (d) the credit of the instrumentality. (Examples of agencies and instrumentalities are: Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, General Services Administration, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Inter-American Development Bank, Asian-American Development Bank, Student Loan Marketing Association, International Bank for Reconstruction and Development, and Fannie Mae). No assurance can be given that the U.S. government will provide financial support to the agencies or instrumentalities described in (b), (c), and (d) in the future, other than as set forth above, since it is not obligated to do so by law. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. Neither the market value of such securities nor a Fund's share price is guaranteed.

Illiquid Securities. No Fund will knowingly invest more than 15% and, in the case of each of Mellon Money Market Fund and Mellon National Municipal Money Market Fund, 10%, of the value of its net assets in illiquid securities, including time deposits and repurchase agreements having maturities longer than seven days. Securities that have readily available market quotations are not deemed illiquid for purposes of this limitation (irrespective of any legal or contractual restrictions on resale). A Fund may invest in commercial paper issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2) paper"). A Fund may also purchase securities that are not registered under the Securities Act of 1933, as amended, but that can be sold to qualified institutional buyers in accordance with Rule 144A under that Act ("Rule 144A securities"). Liquidity determinations with respect to Section 4(2) paper and Rule 144A securities will be made by the Investment Adviser pursuant to guidelines established by the Board. The Investment Adviser will consider availability of reliable price information and other relevant information in making such determinations. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors, such as the Funds, that agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be pursuant to registration or an exemption therefrom. Section 4(2) paper normally is resold to other institutional investors like the Funds through or with the assistance of the issuer or investment dealers who make a market in the Section 4(2) paper, thus providing liquidity. Rule 144A securities generally must be sold to other qualified institutional buyers. If a particular investment in Section 4(2) paper or Rule

144A securities is not determined to be liquid, that investment will be included within the percentage limitation on investment in illiquid securities. Investing in Rule 144A securities could have the effect of increasing the level of a Fund's illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities from the Funds or other holder. As described in "Municipal Obligations," liquidity determinations for municipal lease obligations and certificates of participation in municipal lease obligations may also be made by the Investment Adviser.

Initial Public Offerings ("IPOs"). An IPO is a corporation's first offering of stock to the public. The prices of securities issued in IPOs can be very volatile. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the National Association of Securities Dealers, Inc. apply to the distribution of IPOs. Corporations offering IPOs generally have limited operating histories and may involve greater investment risk.

Money Market Instruments. Money market instruments consist of high quality, short-term debt obligations, including U.S. government securities, repurchase agreements, bank obligations and commercial paper. A Fund may purchase money market instruments when it has cash reserves. Where indicated for a Fund in its Prospectus, purchases of money market instruments in excess of cash reserves will be limited to periods when the Investment Adviser determines that adverse market conditions exist, during which the Fund may adopt a temporary defensive position by investing some or all of its assets in money market instruments.

Bank Obligations. Certificates of deposit are short-term negotiable obligations of commercial banks; time deposits are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates; and bankers' acceptances are time drafts drawn on commercial banks by borrowers, usually in connection with international transactions. Domestic commercial banks organized under Federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance Corporation. Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. As a result of governmental regulations, domestic branches of foreign banks are, among other things, generally required to maintain specified levels of reserves, and are subject to other supervision and regulations designed to promote financial soundness.

Obligations of foreign banks or foreign branches of domestic banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by governmental regulations. Payment of interest and principal upon obligations of foreign banks and foreign branches of domestic banks may be affected by governmental action in the country of domicile of the branch (generally referred to as sovereign risk). Examples of such action would be the imposition of currency controls, interest limitations, seizure of assets, or the declaration of a moratorium. In addition, there may be less publicly available information about a branch of a foreign bank than about a domestic bank.

Commercial Paper. Commercial paper instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each instrument may be backed only by the credit of the issuer or may be backed by some form of credit

enhancement, typically in the form of a guarantee by a commercial bank. Commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. The commercial paper purchased by a Fund, other than Mellon Money Market Fund and Mellon National Municipal Money Market Fund, will consist only of obligations which, at the time of their purchase, are (a) rated at least Prime-1 by Moody's, A-1 by S&P or F1 by Fitch; (b) issued by companies having an outstanding unsecured debt issue currently rated at least Aa by Moody's, or AA- by S&P or by Fitch; or (c) if unrated, determined by the Investment Adviser to be of comparable quality to those rated obligations which may be purchased by the Fund.

(Mellon Money Market Fund and Mellon National Municipal Money Market Fund only) The commercial paper purchased by a Fund will consist only of direct obligations issued by domestic and foreign entities which, at the time of their purchase, are (a) rated at least Prime-1 by Moody's, A-1 by S&P or F1 by Fitch; or (b) if unrated, determined by the Investment Adviser to be of comparable quality to those rated obligations which may be purchased by the Fund. The other corporate obligations in which a Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes (including variable amount master demand notes).

Repurchase Agreements. The relevant Funds may enter into repurchase agreements with member banks of the Federal Reserve System or certain non-bank dealers. Under each repurchase agreement the selling institution will be required to maintain the value of the securities subject to the agreement at not less than their repurchase price. A custodian employed in connection with a tri-party repurchase transaction will have custody of, and will segregate securities acquired by a Fund under a repurchase agreement. If a particular bank or non-bank dealer defaults on its obligation to repurchase the underlying debt instrument as required by the terms of a repurchase agreement, a Fund will incur a loss to the extent that the proceeds it realizes on the sale of the collateral are less than the repurchase price of the instrument. In addition, should the defaulting bank or non-bank dealer file for bankruptcy, a Fund could incur certain costs in establishing that it is entitled to dispose of the collateral and its realization on the collateral may be delayed or limited.

Mortgage-Related Securities.

Adjustable-Rate Mortgage Loans ("ARMs"). ARMs eligible for inclusion in a mortgage pool will generally provide for a fixed initial mortgage interest rate for a specified period of time, generally for either the first three, six, twelve, thirteen, thirty-six, or sixty scheduled monthly payments. Thereafter, the interest rates are subject to periodic adjustments based on changes in an index. ARMs typically have minimum and maximum rates beyond which the mortgage interest rate may not vary over the lifetime of the loans. Certain ARMs provide for additional limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. Limitations on monthly payments can result in monthly payments that are greater or less than the amount necessary to amortize a negatively amortizing ARM by its maturity at the interest rate in effect during any particular month.

Collateralized Mortgage Pools. Collateralized mortgage pool securities are a form of derivative composed of interests in pools of commercial or residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. These securities may include complex instruments such as collateralized mortgage obligations, stripped mortgage-backed securities, mortgage pass-through securities, interest in real estate mortgage investment conduits ("REMICs"), and ARMs.

Residential Mortgage-Related Securities. Residential mortgage-related securities represent participation interests in pools of one- to four-family residential mortgage loans issued or guaranteed by governmental agencies or instrumentalities, such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), and the Federal Home Loan Mortgage Corporation ("FHLMC"), or issued by private entities. Residential mortgage-related securities have been issued using a variety of structures, including multi-class structures featuring senior and subordinated classes.

Mortgage Pass-Through Certificates. Mortgage pass-through certificates are issued by governmental, government-related and private entities and are backed by pools of mortgages (including those on residential properties and commercial real estate). The mortgage loans are made by savings and loan institutions, mortgage bankers, commercial banks and other lenders. The securities are "pass-through" securities because they provide investors with monthly payments of principal and interest which, in effect, are a "pass-through" of the monthly payments made by the individual borrowers on the underlying mortgages, net of any fees paid to the issuer or guarantor of the pass-through certificates. The principal governmental issuer of such securities is GNMA, which is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development. Government-related issuers include FHLMC and FNMA, both government sponsored corporations owned entirely by private stockholders. Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issues also create pass-through pools of conventional residential and commercial mortgage loans. Such issuers may be the originators of the underlying mortgage loans as well as the guarantors of the mortgage-related securities.

(1)   GNMA Mortgage Pass-Through Certificates ("Ginnie Maes"). Ginnie Maes represent an undivided interest in a pool of mortgages that are insured by the Federal Housing Administration or the Farmers Home Administration or guaranteed by the Veterans Administration. Ginnie Maes entitle the holder to receive all payments (including prepayments) of principal and interest owed by the individual mortgagors, net of fees paid to GNMA and to the issuer which assembles the mortgage pool and passes through the monthly payments to the certificate holders (typically, a mortgage banking firm), regardless of whether the individual mortgagor actually makes the payment. Because payments are made to certificate holders regardless of whether payments are actually received on the underlying mortgages, Ginnie Maes are of the "modified pass-through" mortgage certificate type. The GNMA is authorized to guarantee the timely payment of principal and interest on the Ginnie Maes as securities backed by an eligible pool of mortgages. The GNMA guarantee is backed by the full faith and credit of the United States, and the GNMA has unlimited authority to borrow funds from the U.S. Treasury to make payments under the guarantee. This is not a guarantee against market decline of the value of these securities or the shares of a Fund. It is possible that the availability (i.e.,

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liquidity) of these securities could be adversely affected by actions of the U.S. government to tighten the availability of its credit. The market for Ginnie Maes is highly liquid because of the size of the market and the active participation in the secondary market of securities dealers and a variety of investors.

(2)   FHLMC Mortgage Participation Certificates ("Freddie Macs"). Freddie Macs represent interests in groups of specified first lien residential conventional mortgages underwritten and owned by FHLMC. Freddie Macs entitle the holder to timely payments of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. In cases where FHLMC has not guaranteed timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable. Freddie Macs are not guaranteed by the United States or by any of the Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. The secondary market for Freddie Macs is highly liquid because of the size of the market and the active participation in the secondary market of FHLMC, securities dealers and a variety of investors.

(3)   FNMA Guaranteed Mortgage Pass-Through Certificates ("Fannie Maes"). Fannie Maes represent an undivided interest in a pool of conventional mortgage loans secured by first mortgages or deeds of trust, on one family, or two to four family, residential properties. FNMA is obligated to distribute scheduled monthly installments of principal and interest on the mortgages in the pool, whether or not received, plus full principal of any foreclosed or otherwise liquidated mortgages. The obligation of FNMA under its guaranty is solely the obligation of FNMA and is not backed by, nor entitled to, the full faith and credit of the United States.

(4)   Private issue mortgage certificates are pass-through securities structured in a similar fashion to Ginnie Maes, Fannie Maes, and Freddie Macs. Private issuer mortgage certificates are generally backed by conventional single family, multi-family and commercial mortgages. Private issuer mortgage certificates typically are not guaranteed by the U.S. government, its agencies or instrumentalities, but generally have some form of credit support in the form of over-collateralization, pool insurance or other form of credit enhancement.

The market value of mortgage-related securities depends on, among other things, the level of interest rates, the certificates' coupon rates and the payment history of the mortgagors of the underlying mortgages.

Collateralized Mortgage Obligations and Multi-Class Pass-Through Securities. Collateralized mortgage obligations or "CMOs" are multi-class bonds backed by pools of mortgage pass-through certificates or mortgage loans. CMOs in which a Fund may invest may be collateralized by (a) pass-through certificates issued or guaranteed by GNMA, FNMA or FHLMC, (b) unsecuritized mortgage loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans' Affairs or (c) any combination thereof.

Each class of CMOs, often referred to as a "tranche," is issued at a specific coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral

underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. One or more tranches of a CMO may have coupon rates, which reset periodically at a specified increment over an index, such as the London Interbank Offered Rate ("LIBOR") (or sometimes more than one index). These floating rate CMOs typically are issued with lifetime caps on the coupon rate thereon. A Fund also may invest in inverse floating rate CMOs. Inverse floating rate CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction of an applicable index such as the LIBOR. Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse floating rate CMOs are typically more volatile than fixed or floating rate tranches of CMOs. Many inverse floating rate CMOs have coupons that move inversely to a multiple of an applicable index such as LIBOR. The effect of the coupon varying inversely to a multiple of an applicable index creates a leverage factor. The markets for inverse floating rate CMOs with highly leveraged characteristics may at times be very thin. A Fund's ability to dispose of its positions in such securities will depend on the degree of liquidity in the markets for such securities. It is impossible to predict the amount of trading interest that may exist in such securities, and therefore the future degree of liquidity. It should be noted that inverse floaters based on multiples of a stated index are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and loss of principal.

As CMOs have evolved, some classes of CMO bonds have become more prevalent. The planned amortization class (PAC) and targeted amortization class (TAC), for example, were designed to reduce prepayment risk by establishing a sinking-fund structure. PAC and TAC bonds assure to varying degrees that investors will receive payments over a predetermined period under varying prepayment scenarios. Although PAC and TAC bonds are similar, PAC bonds are better able to provide stable cash flows under various prepayment scenarios than TAC bonds because of the order in which these tranches are paid.

Stripped Mortgage-Backed Securities. Stripped mortgage-backed securities are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities, each with a specified percentage of the underlying security's principal or interest payments. Mortgage securities may be partially stripped so that each investor class receives some interest and some principal. When securities are completely stripped, however, all of the interest is distributed to holders of one type of security, known as an interest-only security, or IO, and all of the principal is distributed to holders of another type of security known as a principal-only security, or PO. Strips can be created in a pass-through structure or as tranches of a CMO. The yields to maturity on IOs and POs are very sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund may not fully recoup its initial investment in IOs. Conversely, if the underlying mortgage assets experience less than anticipated prepayments of principal, the yield on POs could be materially and adversely affected.

Commercial Mortgage-Backed Securities. Commercial mortgage-backed securities are securities that represent direct or indirect participation in, or are secured by and payable from, pools of loans or leases secured by commercial properties, including but not limited to retail, office or industrial properties, hotels, health-care facilities and multi-family residential

properties. Such assets are securitized through the use of trusts and special purpose corporations. The value of such securities partly depends on loan repayments by individual commercial borrowers, which can depend in turn on rent payments from tenants in secured properties, either of which may be adversely affected during general downturns in the economy. Payments or distributions of principal and interest on commercial mortgage-backed securities may be supported by credit enhancements, such as various forms of cash collateral accounts or letters of credit. Like mortgage-backed securities, commercial mortgage-backed securities are subject to the risks of prepayment. The risks that recovery or repossessed collateral might be unavailable or inadequate to support payments on commercial mortgage-backed securities, however, is greater than is the case for non-multifamily residential mortgage-backed securities.

Types of Credit Enhancement. To lessen the effect of failures by obligors on mortgage-related securities to make payments, such securities may contain elements of credit enhancement. Such credit enhancement falls into two categories: (1) loss protection and (2) liquidity protection. Loss protection relates to losses resulting after default by an obligor on the underlying assets and collection of all amounts recoverable directly from the obligor and through liquidation of the collateral. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets (usually the bank, savings association or mortgage banker that transferred the underlying loans to the issuer of the security), to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Loss protection ensures ultimate payment of the obligations on at least a portion of the assets in the pool. Such protection may be provided through guarantees, insurance policies or letters of credit obtained by the issuer or sponsor, from third parties, through various means of structuring the transaction or through a combination of such approaches. A Fund will not pay any additional fees for such credit enhancement, although the existence of credit enhancement may increase the price of a security. Credit enhancements do not provide protection against changes in the market value of the security. Examples of credit enhancement arising out of the structure of the transaction include "senior subordinated securities" (multiple class securities with one or more classes subordinate to other classes as to payment of principal thereof and interest thereon, with the result that defaults on the underlying assets are borne first by the holders of the subordinated class), creation of "spread accounts" or "reserve funds" (where cash or investments, sometimes funded from a portion of the payments on the underlying assets, are held in reserve against future losses) and "over collateralization" (where the scheduled payments on, or the principal amount of, the underlying assets exceed that required to make payment of the securities and pay any servicing or other fees). The degree of credit enhancement provided for each issue generally is based on historical information regarding the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated could adversely affect the return on investment in such a security.

Municipal Obligations.

General. Unless otherwise specified, "Municipal Obligations," when referred to below, include Pennsylvania Municipal Obligations, with respect to Mellon Pennsylvania Intermediate Municipal Bond Fund, Massachusetts Municipal Obligations, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, and Municipal Securities, with respect to Mellon National Municipal Money Market Fund. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain private activity

bonds issued by or on behalf of public authorities. Municipal Obligations include general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Notes are short-term instruments that are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations also include municipal lease/purchase agreements, which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest, which for each Fund (other than Mellon National Municipal Money Market Fund) may be determined in some instances by formulas under which the Municipal Obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Obligation and purchased and sold separately.

The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation and rating of the issue. The imposition of a Fund's management fee, as well as other operating expenses, will have the effect of reducing the yield to investors.

Municipal Obligations may be repayable out of revenue streams generated from economically related projects or facilities or whose issuers are located in the same state. The latter is likely to be the case with respect to investments of Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Sizable investments in these obligations could increase risk to the Funds should any of the related projects or facilities experience financial difficulties.

Obligations of issuers of Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. In addition, the obligations of such issuers may become subject to laws enacted in the future by Congress, state legislators, or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Municipal Obligations may be materially affected.

Other types of tax-exempt instruments that may become available in the future may be purchased by a Fund as long as the Investment Adviser believes the quality of these instruments meets the Fund's quality standards.

Municipal Bonds. Municipal bonds, which generally have a maturity of more than one year when issued, have two principal classifications: general obligation bonds and revenue

bonds. A private activity bond is a particular kind of revenue bond. The classifications of general obligation bonds, revenue bonds and private activity bonds are discussed below.

1.   General Obligation Bonds. The proceeds of these obligations are used to finance a wide range of public projects, including construction or improvement of schools, highways and roads, and water and sewer systems. General obligation bonds are secured by the issuer's pledge of its faith, credit, and taxing power for the payment of principal and interest.

2.   Revenue Bonds. Revenue bonds are issued to finance a wide variety of capital projects including: electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities; colleges and universities; and hospitals. The principal security for a revenue bond is generally the net revenues derived from a particular facility, group of facilities or, in some cases, the proceeds of a special excise or other specific revenue source. Although the principal security behind these bonds may vary, many provide additional security in the form of a debt service reserve fund whose money may be used to make principal and interest payments on the issuer's obligations. Some authorities provide further security in the form of a state's ability (without obligation) to make up deficiencies in the debt service reserve fund.

3.   Private Activity Bonds. Private activity bonds, which are considered Municipal Obligations if the interest paid thereon is exempt from Federal income tax, are issued by or on behalf of public authorities to raise money to finance various privately operated facilities for business and manufacturing, housing, sports and pollution control. These bonds are also used to finance public facilities such as airports, mass transit systems, ports and parking. The payment of the principal and interest on such bonds is dependent solely on the ability of the facility's user to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. As discussed below under "Dividends, Distributions and Taxes," interest income on these bonds may be a Tax Preference Item.

Municipal Notes. Municipal notes generally are used to provide for short-term capital needs and generally have maturities of thirteen months or less. Municipal notes include:

1.   Tax Anticipation Notes. Tax anticipation notes are issued to finance working capital needs of municipalities. Generally, they are issued in anticipation of various seasonal tax revenue, such as income, sales, use and business taxes, and are payable from these specific future taxes.

2.   Revenue Anticipation Notes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as Federal revenues available under Federal Revenue Sharing programs.

3.   Bond Anticipation Notes. Bond anticipation notes are issued to provide interim financing until long-term financing can be arranged. In most cases, the long-term bonds then provide the money for the repayment of the notes.

Municipal Commercial Paper. Issues of municipal commercial paper typically represent short-term, unsecured, negotiable promissory notes. These obligations are issued by agencies of state and local governments to finance seasonal working capital needs of municipalities or to provide interim construction financing and are paid from general revenues of municipalities or

are refinanced with long-term debt. In most cases, municipal commercial paper is backed by letters of credit, lending agreements, note repurchase agreements, or other credit facility agreements offered by banks or other institutions.

Municipal Lease Obligations. Municipal leases may take the form of a lease or a certificate of participation in a purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities, such as fire and sanitation vehicles, computer equipment and other capital assets. A lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, although the lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make payments due under the lease obligation. Municipal leases have special risks not normally associated with municipal bonds. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. A Money Market Fund will only purchase municipal lease obligations subject to a non-appropriation clause when the payment of principal and accrued interest is backed by an unconditional irrevocable letter of credit or guarantee of a bank. The quality of the issuer of such letter of credit or guarantee, as the case may be, as determined by the Investment Adviser, must be equivalent to the quality standard prescribed for the Fund. In addition, the Investment Adviser monitors the earning power, cash flow and other liquidity ratios of the issuers of such obligations, as well as the creditworthiness of the institution responsible for paying the principal and accrued interest of such obligations under the credit enhancement feature. In addition to the non-appropriation risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with municipal bonds; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult. For purposes of the 15% limitation and, in the case of a Money Market Fund, 10% limitation, on the purchase of illiquid securities, a Fund will not consider the municipal lease obligations or certificates of participation in municipal lease obligations in which it invests as liquid, unless the Investment Adviser shall determine, based upon such factors as the frequency of trades and quotes for the obligation, the number of dealers willing to purchase or sell the security and the number of other potential buyers, the willingness of dealers to undertake to make a market in the security and the nature of marketplace trades, that a security shall be treated as liquid for purposes of such limitation.

In evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Investment Adviser to consider (a) whether the lease can be canceled; (b) what assurance there is that the assets represented by the lease can be sold; (c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Investment Adviser may deem relevant.

Mellon National Municipal Money Market Fund may purchase municipal lease obligations principally from banks, equipment vendors or other parties that have entered into an

agreement with the Fund providing that such party will remarket the municipal lease obligations on certain conditions (described below) within seven days after demand by the Fund. Such agreements are referred to as "remarketing agreements" and the party that agrees to remarket or repurchase a municipal lease obligation is referred to as a "remarketing party." The agreement will provide for a remarketing price equal to the principal balance on the obligation as determined pursuant to the terms of the remarketing agreement as of the repurchase date (plus accrued interest). The Investment Adviser anticipates that, in most cases, the remarketing agreement will also provide for the seller of the municipal lease obligation or the remarketing party to service it for a servicing fee. The conditions to the Fund's right to require the remarketing party to purchase or remarket the obligation are that the Fund must certify at the time of remarketing that (1) payments of principal and interest under the municipal lease obligation are current and the Fund has no knowledge of any default thereunder by the governmental issuer, (2) such remarketing is necessary in the sole opinion of a designated officer of the Fund to meet the Fund's liquidity needs, and (3) the governmental issuer has not notified the Fund of a termination of the underlying lease.

The remarketing agreement described above requires the remarketing party to purchase (or market to a third party) municipal lease obligations of Mellon National Municipal Money Market Fund under certain conditions to provide liquidity if share redemptions of the Fund exceed purchases of the Fund's shares. The Fund will only enter into remarketing agreements with banks, equipment vendors or other responsible parties (such as insurance companies, broker-dealers and other financial institutions) that in the Investment Adviser's opinion are capable of meeting their obligations to the Fund. The Investment Adviser will regularly monitor the ability of remarketing parties to meet their obligations to the Fund. The Fund will enter into remarketing agreements covering at least 75% of the principal amount of the municipal lease obligations in its portfolio. The Fund will not enter into remarketing agreements with any one remarketing party in excess of 5% of its total assets. Remarketing agreements with broker-dealers may require an exemptive order under the 1940 Act. The Fund will not enter into such agreements with broker-dealers prior to the issuance of such an order or interpretation of the SEC that such an order is not required. There can be no assurance that such an order or interpretation will be granted.

The "remarketing" feature of the agreement entitles the remarketing party to attempt to resell the municipal lease obligation within seven days after demand from Mellon National Municipal Money Market Fund; however, the remarketing party will be obligated to repurchase the obligation for its own account at the end of the seven-day period if such obligation has not been resold. The remarketing agreement will often be entered into with the party who has sold a municipal lease obligation to the Fund, but remarketing agreements may also be entered into with a separate remarketing party of the same type that meets the credit and other criteria listed above. Up to 25% of the Fund's municipal lease obligations may not be covered by remarketing agreements. The Fund, however, will not invest in municipal lease obligations that are not subject to remarketing agreements if, as a result of such investment, more than 10% of its total assets would be invested in illiquid securities such as (1) municipal lease obligations not subject to remarketing agreements and not deemed by the Investment Adviser at the time of purchase to be at least of comparable quality to rated municipal debt obligations, or (2) other illiquid assets such as securities restricted as to resale under federal or state securities laws. For purposes of

the preceding sentence, a municipal lease obligation that is backed by an irrevocable bank letter of credit or an insurance policy, issued by a bank or issuer deemed by the Investment Adviser to be of high quality and minimal credit risk, will not be deemed to be "illiquid" solely because the underlying municipal lease obligation is unrated, if the Investment Adviser determines that such municipal lease obligation is readily marketable because it is backed by such letter of credit or insurance policy.

As used within this section, high quality means that the municipal lease obligation meets all of the following criteria: (1) the underlying equipment is for an essential governmental function; (2) the municipality has a documented history of stable financial operations and timely payments of principal and interest on its municipal debt or lease obligation; (3) the lease/purchase agreement contains proper terms and conditions to protect against non-appropriation, substitution of equipment and other more general risks associated with the purchase of securities; (4) the equipment underlying the lease was leased in a proper and legal manner; and (5) the equipment underlying the lease was leased from a reputable equipment vendor. A letter of credit or insurance policy would generally provide that the issuer of the letter of credit or insurance policy would pay the outstanding principal balance of the municipal lease obligations plus any accrued but unpaid interest upon non-appropriation or default by the governmental lessee. However, the terms of each letter of credit or insurance policy may vary significantly and would affect the degree to which such protections increase the liquidity of a particular municipal lease obligation. Changes in the credit quality of the issuer of the letter of credit or insurance policy or other party to a remarketing agreement could cause losses to the Fund and adversely affect its share price.

Tax-Exempt Participation Interests. The relevant Funds may purchase from financial institutions tax-exempt participation interests in Municipal Obligations (such as private activity bonds and municipal lease obligations). A participation interest gives a Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. government securities. For certain participation interests, a Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, a Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

Tender Option Bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a

remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. The Investment Adviser, on behalf of each Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons. No Fund will invest more than 15% and, in the case of a Money Market Fund, 10%, of the value of its net assets in illiquid securities, which would include tender option bonds for which the required notice to exercise the tender feature is more than seven days if there is no secondary market available for these obligations. The quality of the underlying creditor or of the third-party provider of the tender option, as the case may be, as determined by the Investment Adviser, must be equivalent to the quality standard prescribed for the Fund. In addition, the Investment Adviser monitors the earning power, cash flow and other liquidity ratios of the issuers of such obligations.

A Fund will purchase tender option bonds only when the Investment Adviser is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax-exempt status of the underlying Municipal Obligations and that payment of any tender fees will not have the effect of creating taxable income for the Fund. Based on the tender option bond agreement, a Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

Variable and Floating Rate Demand Notes. Variable and floating rate demand notes and bonds are tax-exempt obligations that ordinarily have stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes, which are obligations that permit the Funds to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Funds, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and generally there is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, a Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Funds will meet the quality criteria established for the purchase of Municipal Obligations.

Custodial Receipts. (Municipal Bond Funds and Money Market Funds only) The Funds may purchase securities, frequently referred to as "custodial receipts," representing the right to receive future principal and interest payments on Municipal Obligations underlying such receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of a Municipal Obligation deposits such obligation with a custodian in exchange for two or more classes of receipts. The two classes have different characteristics, but in each case, payments on the two classes are based on payments received on

the underlying Municipal Obligations. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. The interest rate on this class generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate is also adjusted, but in this case inversely to changes in the rate of interest of the first class. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying Municipal Obligations. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Obligation of comparable quality and maturity and their purchase by a Fund should increase the volatility of its net asset value and, thus, its price per share. These custodial receipts are sold in private placements. The Funds also may purchase directly from issuers, and not in a private placement, Municipal Obligations having characteristics similar to custodial receipts. These securities may be part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor. The custodial receipts and the underlying Municipal Obligations are often subject to credit or liquidity enhancement provided by third-party banks, broker-dealers or other financial institutions. The quality of the underlying creditor or of such bank, broker-dealer or other financial institution, as the case may be, as determined by the Investment Adviser, must be equivalent to the quality standard prescribed for the Fund. In addition, the Investment Adviser monitors the earning power, cash flow and other liquidity ratios of the issuers of such obligations, as well as the creditworthiness of such banks, broker-dealers or other financial institutions responsible for paying the amounts due on those obligations and under such credit or liquidity enhancement.

Inverse Floaters. (Municipal Bond Funds only) The Funds may invest in residual interest Municipal Obligations whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index ("inverse floaters"). An investment in inverse floaters may involve greater risk than an investment in a fixed-rate Municipal Obligation. Because changes in the interest rate on the other security or index inversely affect the residual interest paid on the inverse floater, the value of an inverse floater is generally more volatile than that of a fixed-rate Municipal Obligation. Inverse floaters have interest rate adjustment formulas which generally reduce or, in the extreme, eliminate the interest paid to the Fund when short-term interest rates rise, and increase the interest paid to the Fund when short-term interest rates fall. Although volatile, inverse floaters typically offer the potential for yields exceeding the yields available on fixed-rate Municipal Obligations with comparable credit quality, coupon, call provisions and maturity. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against the rising rates if exercised at an opportune time.

Investment Companies. Each Fund may invest in securities issued by registered and unregistered investment companies, including, with respect to the Domestic Equity Funds, International Equity Funds and Mellon Balanced Fund, exchange-traded funds described below, to the extent such investments are consistent with the Fund's investment objective and policies. Under the 1940 Act, a Fund's investment in securities of other investment companies, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii)

10% of the Fund's total assets in the aggregate. As a shareholder of another investment
company, a Fund would bear, along with other shareholders, its pro rata portion of the other
investment company's expenses, including advisory fees. These expenses would be in addition
to the advisory fees and other expenses that the Fund bears directly in connection with its own
operations. Each Fund also may invest its uninvested cash reserves, or cash it receives as
collateral from borrowers of its portfolio securities in connection with the Fund's securities
lending program, in shares of one or more money market funds advised by Dreyfus. Such
investments will not be subject to the limitations described above, except that a Fund's
aggregate investment of uninvested cash reserves in such money market funds may not exceed
25% of its total assets. See "Securities Lending."

Exchange-Traded Funds. (Domestic Equity Funds, International Equity Funds and
Mellon Balanced Fund only) The Funds may invest in shares of exchange-traded funds
(collectively, "ETFs"), which typically are designed to provide investment results corresponding
to a securities (or commodities) index. These may include Standard & Poor's Depositary
Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as
"Nasdaq-100 Shares") and iShares exchange-traded funds ("iShares"), such as iShares Russell
2000 Growth Index Fund. ETFs usually are units of beneficial interest in an investment trust or
represent undivided ownership interests in a portfolio of securities, in each case with respect to a
portfolio of all or substantially all of the component securities of, and in substantially the same
weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS
and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial
Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies,
generally corresponding to the name of the particular iShares fund. ETFs are designed to
provide investment results that generally correspond to the price and yield performance of the
component securities (or commodities) of the benchmark index. ETFs are listed on an exchange
and trade in the secondary market on a per-share basis.

The values of ETFs are subject to change as the values of their respective component
securities (or commodities) fluctuate according to market volatility. Investments in ETFs that
are designed to correspond to an equity index, for example, involve certain inherent risks
generally associated with investments in a broadly based portfolio of common stocks, including
the risk that the general level of stock prices may decline, thereby adversely affecting the value
of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match
the performance of a direct investment in the respective indices to which they are intended to
correspond due to the temporary unavailability of certain index securities in the secondary
market or other extraordinary circumstances, such as discrepancies with respect to the weighting
of securities.

Real Estate Investment Trusts. (Domestic Equity Funds, International Equity Funds and
Mellon Balanced Fund only) The Funds may invest in real estate investment trusts ("REITs").
A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation,
which meets the definitional requirements of the Code. The Code permits a qualifying REIT to
deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and
making the REIT a pass-through vehicle for Federal income tax purposes. To meet the
definitional requirements of the Code, a REIT must, among other things, invest substantially all
of its assets in interests in real estate (including mortgages and other REITs) or cash and

government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs is affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Taxable Investments. (Mellon Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund only) Each Fund anticipates being as fully invested as practicable in Municipal Obligations. Although each Fund's goal is to provide income exempt from Federal income taxes, it may invest up to 20% of its net assets in obligations that pay income subject to Federal income taxes. Because each Fund's goal is to provide income exempt from Federal income tax, it will invest in taxable obligations only if and when the Investment Adviser believes it would be in the best interests of the Fund's shareholders to do so.

(Mellon Pennsylvania Intermediate Municipal Bond Fund only) The Fund anticipates being as fully invested as practicable in Municipal Obligations. Although the Fund's goal is to provide income exempt from Federal and Pennsylvania personal income taxes, it may invest up to 20% of its net assets in obligations that pay income subject to Federal and Pennsylvania personal income taxes.

(Mellon Massachusetts Intermediate Municipal Bond Fund only) The Fund anticipates being as fully invested as practicable in Municipal Obligations. Although the Fund's goal is to provide income exempt from Federal and Massachusetts personal income taxes, it may invest up to 20% of its net assets in obligations that pay income subject to Federal and Massachusetts personal income taxes.

(Mellon National Municipal Money Market Fund only) The Fund anticipates being as fully invested as practicable in Municipal Securities. Although the Fund's goal is to provide income exempt from Federal personal income taxes, it may invest up to 20% of its net assets in money market obligations that pay income subject to Federal personal income taxes.

Situations in which a Fund may invest in taxable securities include: (a) pending investment of proceeds of sales of shares of the Funds or of portfolio securities, (b) pending settlement of purchases of portfolio securities, and (c) when the Fund is attempting to maintain liquidity for the purpose of meeting anticipated redemptions. A Fund may temporarily invest

more than 20% of its net assets in Federally taxable securities to maintain a "defensive" posture when, in the opinion of the Investment Adviser, it is advisable to do so because of adverse market conditions affecting the market for Municipal Obligations. Under such circumstances, a Fund may invest in the kinds of taxable securities described above under "Money Market Instruments."

Dividends paid by a Fund that are attributable to income earned by the Fund from taxable investments will be taxable to investors. See "Dividends, Distributions and Taxes."

Variable and Floating Rate Securities. The relevant Funds may purchase floating rate and variable rate obligations, including participation interests therein. Floating rate or variable rate obligations provide that the rate of interest is set as a specific percentage of a designated base rate (such as the prime rate at a major commercial bank) and that a Fund can demand payment of the obligation at par plus accrued interest. Variable rate obligations provide for a specified periodic adjustment in the interest rate, while floating rate obligations have an interest rate, which changes whenever there is a change in the external interest rate. Frequently such obligations are secured by letters of credit or other credit support arrangements provided by banks. The quality of the underlying creditor or of the bank, as the case may be, as determined by the Investment Adviser, must be equivalent to the quality standard prescribed for the Fund. In addition, the Investment Adviser monitors the earning power, cash flow and other liquidity ratios of the issuers of such obligations, as well as the creditworthiness of the institution responsible for paying the principal amount of the obligations under the demand feature.

Warrants. A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time.

Zero Coupon, Pay-In-Kind and Step-Up Securities. Zero coupon securities are debt securities issued or sold at a discount from their face value that do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). Pay-in-kind securities are bonds that generally pay interest through the issuance of additional bonds. Step-up coupon bonds are debt securities that typically do not pay interest for a specified period of time and then pay interest at a series of different rates. The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds which pay cash interest throughout the period to maturity, a Fund will realize no cash until the cash payment or maturity date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. The Code requires the holder of a zero coupon security or of certain pay-in-kind or step-up bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income tax, a Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy this distribution requirement. See "Dividends, Distributions and Taxes."

Investment Techniques

In addition to the principal investment strategies discussed in the relevant Class M and Investor Class Prospectus and Dreyfus Premier Class Prospectus, to the extent indicated above under "The Funds and Their Investments," a Fund may utilize the investment techniques described below. A Fund might not use any of these strategies and there can be no assurance that any strategy that is used will succeed. A Fund's use of certain of these investment techniques may give rise to taxable income.

Borrowing Money. The Funds are permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. Each Fund currently intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of a Fund's total assets, the Fund will not make any additional investments.

Foreign Currency Transactions. (Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Balanced Fund only) The Funds may engage in currency exchange transactions on a spot or forward basis. The Fund may exchange foreign currency on a spot basis at the spot rate then prevailing for purchasing or selling foreign currencies in the foreign exchange market.

A Fund may also enter into forward currency contracts for the purchase or sale of a specified currency at a specified future date either with respect to specific transactions or portfolio positions in order to minimize the risk to the Fund from adverse changes in the relationship between the U.S. dollar and foreign currencies. For example, when a Fund anticipates purchasing or selling a security denominated in a foreign currency, a Fund may enter into a forward contract in order to set the exchange rate at which the transaction will be made. A Fund may also enter into a forward contract to sell an amount of foreign currency approximating the value of some or all of the Fund's securities positions denominated in that currency.

Forward currency contracts may substantially change a Fund's investment exposure to changes in currency exchange rates and could result in losses if currencies do not perform as the Investment Adviser anticipates. There is no assurance that the Investment Adviser's use of forward currency contracts will be advantageous to a Fund or that it will hedge at an appropriate time.

Foreign Currency Strategies - Special Considerations. The relevant Funds may enter into various financial contracts (such as interest rate, index and foreign currency futures contracts) and options (such as options on U.S. and foreign securities or indices of such securities, foreign currencies and futures contracts), forward currency contracts and interest rate and currency swaps, collars and floors, to hedge against movements in the values of the foreign currencies in which a Fund's securities are denominated. Such currency hedges can protect against price movements in a security that a Fund owns or intends to acquire that are attributable

to changes in the value of the currency in which it is denominated. Such hedges do not, however, protect against price movements in the securities that are attributable to other causes.

A Fund may seek to hedge against changes in the value of particular currency by using various techniques. In some such cases, a Fund may hedge against price movements in that currency by entering into transactions using futures contracts, options, forward currency contracts and currency swaps, collars and floors. Such transaction may involve another currency or a basket of currencies, the values of which the Investment Adviser believes will have a high degree of positive correlation to the value of the currency being hedged. The risk that movements in the costs associated with such transactions, including the prices of the underlying currencies, will not correlate perfectly with movements in the price of the currency being hedged is magnified when this strategy is used.

The value of such transactions involving foreign currencies depends on the value of the underlying currency relative to the U.S. dollar. Because foreign currency transactions occurring in the interbank market might involve substantially larger amounts than those involved in the use of foreign currency transactions, a Fund could be disadvantaged by having to deal in the odd-lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots.

There is no systematic reporting of last sale information for foreign currencies or any regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Quotation information generally is representative of very large transactions in the interbank market and thus might not reflect odd-lot transactions where rates might be less favorable. The interbank market in foreign currencies is a global, round-the-clock market.

Settlement of transactions involving foreign currencies might be required to take place within the country issuing the underlying currency. Thus, a Fund might be required to accept or make delivery of the underlying foreign currency in accordance with any U.S. or foreign regulations regarding the maintenance of foreign banking arrangements by U.S. residents and might be required to pay any fees, taxes and charges associated with such delivery assessed in the issuing country.

Forward Contracts. A forward foreign currency exchange contract ("forward contract") is a contract to purchase or sell a currency at a future date. The two parties to the contract set the number of days and the price. Forward contracts are used as a hedge against future movements in foreign exchange rates. A Fund may enter into forward contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or other foreign currency.

Forward contracts may serve as long hedges – for example, a Fund may purchase a forward contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Fund intends to acquire. Forward contracts may also serve as short hedges – for example, a Fund may sell a forward contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security denominated in a foreign currency or from anticipated dividend or interest payments denominated in a foreign currency. The Investment Adviser may seek to hedge against changes in the value of a particular currency by using forward contracts on

another foreign currency or basket of currencies, the value of which the Investment Adviser believes will bear a positive correlation to the value of the currency being hedged.

The cost to a Fund of engaging in forward contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no fees or commissions are involved. When a Fund enters into a forward contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of any expected benefit of the transaction.

Buyers and sellers of forward contracts can enter into offsetting closing transactions by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Secondary markets generally do not exist for forward contracts, with the result that closing transactions generally can be made for forward contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that a Fund will in fact be able to close out a forward contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, a Fund might be unable to close out a forward contract at any time prior to maturity. In either event, a Fund would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in the securities or currencies that are the subject of the hedge or to maintain cash or securities in a segregated account.

The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities measured in the foreign currency will change after the forward contract has been established. Thus, a Fund might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

Forward Roll Transactions. (Taxable Bond Funds only) To enhance current income, the Taxable Bond Funds may enter into forward roll transactions with respect to mortgage-related securities. In a forward roll transaction, a Fund sells mortgage-related securities to a financial institution, such as a bank or broker-dealer, and simultaneously agrees to repurchase a similar security from the institution at a later date at an agreed upon price. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools or mortgages with different pre-payment histories than those sold. During the period between the sale and repurchase, a Fund will not be entitled to receive interest and principal payments on the securities sold. Proceeds of the sale will be invested in short-term instruments, typically repurchase agreements, and the income from these investments, together with any additional fee income received on the sale is expected to generate income for a Fund exceeding the yield on the securities sold. Forward roll transactions involve the risk that the market value of the securities sold by a Fund may decline below the purchase price of those securities. A Fund will segregate permissible liquid assets at least equal to the amount of the repurchase price (including accrued interest).

The Taxable Bond Funds may enter into mortgage "dollar rolls" in which a Fund sells mortgage-related securities for delivery in the current month and simultaneously contracts to

purchase substantially similar securities on a specified future date. The mortgage-related securities that are purchased will be of the same type and will have the same interest rate as those securities sold, but generally will be supported by different pools of mortgages with different prepayment histories than those sold. The Fund forgoes principal and interest paid during the roll period on the securities sold in a dollar roll, but the Fund is compensated by the difference between the current sales price and the lower prices of the future purchase, as well as by any interest earned on the proceeds of the securities sold. The Fund could be compensated also through the receipt of fee income equivalent to a lower forward price. The dollar rolls entered into by the Fund normally will be "covered." A covered roll is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position that matures on or before the forward settlement date of the related dollar roll transaction. Covered rolls are not treated as borrowings or other senior securities and will be excluded from the calculation of a Fund's borrowings and other senior securities.

Futures, Options and Other Derivative Instruments.

General. The relevant Funds may invest in, or enter into, derivatives ("Derivative Instruments") for a variety of reasons, including to hedge certain market and interest rate risks, to provide a substitute for purchasing or selling particular securities, to manage foreign currency risk, or to increase potential returns. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Derivative Instruments may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would. The Funds (as indicated) may invest in options contracts, futures contracts, options on futures contracts and swap transactions. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by a Fund will succeed.

Hedging strategies can be broadly categorized as "short hedges" and "long hedges." A short hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential declines in the value of one or more investments held in a Fund's portfolio. Thus, in a short hedge a Fund takes a position in a Derivative Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged.

Conversely, a long hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that a Fund intends to acquire. Thus, in a long hedge a Fund takes a position in a Derivative Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. A long hedge is sometimes referred to as an anticipatory hedge. In an anticipatory hedge transaction, a Fund does not own a corresponding security and, therefore, the transaction does not relate to a security the Fund owns. Rather, it relates to a security that the Fund intends to acquire. If a Fund does not complete the hedge by purchasing the security it anticipated purchasing, the effect on the Fund's portfolio is the same as if the transaction were entered into for speculative purposes.

Derivative Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that a Fund owns or intend to acquire.

Derivative Instruments on indices, in contrast, generally are used to attempt to hedge against price movements in market sectors in which a Fund has invested or expects to invest. Derivative Instruments on debt securities may be used to hedge either individual securities or broad debt market sectors.

The use of Derivative Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the Commodity Futures Trading Commission ("CFTC") and various state regulatory authorities. In addition, a Fund's ability to use Derivative Instruments may be limited by tax considerations. See "Dividends, Distributions and Taxes."

Neither the Trust nor any of the Funds will be a commodity pool. In addition, as a registered investment company, the Trust has filed notice with the CFTC and National Futures Association of its eligibility for an exclusion from the definition of commodity pool operator and, therefore, neither the Trust nor any Fund is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Special Risks. The use of Derivative Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Derivative Instruments are described in the sections that follow.

(1) Successful use of most Derivative Instruments depends upon the ability of the Investment Adviser not only to forecast the direction of price fluctuations of the investment involved in the transaction, but also to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy will succeed.

(2) There might be imperfect correlation, or even no correlation, between price movements of a Derivative Instrument and price movements of the investments being hedged. For example, if the value of a Derivative Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which Derivative Instruments are traded. The effectiveness of hedges using Derivative Instruments on indices will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match a Fund's current or anticipated investments exactly. A Fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the Fund's other investments.

Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match a Fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates,

changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. A Fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in a Fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.

(3) If successful, the above-discussed strategies can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements. However, such strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements. For example, if a Fund entered into a short hedge because the Investment Adviser projected a decline in the price of a security in the Fund's portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Derivative Instrument. Moreover, if the price of the Derivative Instrument declined by more than the increase in the price of the security, a Fund could suffer a loss. In either such case, a Fund would have been in a better position had it not attempted to hedge at all.

(4) As described below, a Fund might be required to maintain assets as "cover," maintain segregated accounts or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (i.e., Derivative Instruments other than purchased options). If a Fund was unable to close out its position in such Derivative Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair a Fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. A Fund's ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction ("counterparty") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to a Fund.

(5) The purchase and sale of Derivative Instruments could result in a loss if the counterparty to the transaction does not perform as expected, and may increase portfolio turnover rates, which results in correspondingly greater commission expenses and transaction costs and may result in certain tax consequences.

Cover for Derivative Instruments. Transactions using Derivative Instruments may expose the relevant Funds to an obligation to another party. A Fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities, futures or options, currencies or forward contracts or (2) cash and short-term liquid debt securities with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. A Fund will comply with SEC guidelines regarding cover for Derivative

Instruments and will, if the guidelines so require, set aside permissible liquid assets in a segregated account with its custodian in the prescribed amount.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of a Fund's assets to segregated accounts or as cover could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

Futures Contracts and Options on Futures Contracts. When a Fund purchases a futures contract, it incurs an obligation to take delivery of a specified amount of the security underlying the futures contract at a specified time in the future for a specified price. When a Fund sells a futures contract, it incurs an obligation to deliver a specified amount of the security underlying the futures contract at a specified time in the future for an agreed upon price. With respect to index futures, no physical transfer of the securities underlying the index is made. Rather, the parties settle by exchanging in cash an amount based on the difference between the contract price and the closing value of the index on the settlement date.

When a Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the term of the option. If a Fund writes a call, it assumes a short futures position. If a Fund writes a put, it assumes a long futures position. When a Fund purchases an option on a futures contract, it acquires the right, in return for the premium it pays, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

The purchase of futures or call options on futures can serve as a long hedge, and the sale of futures or the purchase of put options on futures can serve as a short hedge. Writing call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing call options on securities or indices. Similarly, writing put options on futures contracts can serve as a limited long hedge.

Futures strategies also can be used to manage the average duration of a Fund's fixed income portfolio. If the Investment Adviser wishes to shorten the average duration of a Fund's fixed income portfolio, the Fund may sell an interest rate futures contract or a call option thereon, or purchase a put option on that futures contract. If the Investment Adviser wishes to lengthen the average duration of a Fund's fixed income portfolio, the Fund may buy an interest rate futures contract or a call option thereon, or sell a put option thereon.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract a Fund is required to deposit "initial margin" consisting of cash or U.S. government securities in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to a Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of

high volatility, a Fund may be required by an exchange to increase the level of its initial margin payment.

Subsequent "variation margin" payments are made to and from the futures broker daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of a Fund's obligations to or from a futures broker. When a Fund purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when a Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If a Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. Although the Funds intend to enter into futures and options on futures only on exchanges or boards of trade where there appears to be a liquid secondary market, there can be no assurance that such a market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures or an option on a futures contract can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If a Fund were unable to liquidate a futures or options on futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. A Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, a Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.

Options. A call option gives the purchaser the right to buy, and obligates the writer to sell, the underlying investment at the agreed upon exercise price during the option period. A put option gives the purchaser the right to sell, and obligates the writer to buy, the underlying investment at the agreed upon exercise price during the option period. A purchaser of an option pays an amount, known as the premium, to the option writer in exchange for rights under the option contract.

Options on indices are similar to options on securities or currencies except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or currencies.

The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable a Fund to enhance income or yield by reason of the premiums paid by the purchasers of such options. However, if the market price of the security or other instrument underlying a put option declines to less than the exercise price on the option, minus the premium received, a Fund would expect to suffer a loss.

Writing call options can also serve as a limited short hedge because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and a Fund will be obligated to sell the investment at less than its market value unless the option is closed out in an offsetting transaction.

Writing put options can serve as a limited long hedge because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and a Fund will be obligated to purchase the investment at more than its market value.

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options that expire unexercised have no value and a Fund would experience losses to the extent of premiums paid for them.

A Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, a Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option; this is known as a closing purchase transaction. Conversely, a Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit a Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

A Fund may purchase and sell both exchange-traded and over-the-counter ("OTC") options. Exchange-traded options in the United States are issued by a clearing organization that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between a Fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when a Fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by a Fund as well as the loss of any expected benefit of the transaction. A Fund will enter into only those option contracts that are listed on a national securities or commodities exchange or traded in the OTC market for which there appears to be a liquid secondary market. A Fund will not purchase put or call options that are traded on a national exchange in an amount exceeding 5% of its net assets.

A Fund will not purchase or write OTC options if, as a result of such transaction, the sum of (i) the market value of outstanding OTC options purchased by the Fund, (ii) the market value of the underlying securities covered by outstanding OTC call options written by the Fund, and (iii) the market value of all other assets of the Fund that are illiquid or are not otherwise readily marketable, would exceed 15% of the Fund's net assets, taken at market value. However, if an OTC option is sold by a Fund to a primary U.S. government securities dealer recognized by the Federal Reserve Bank of New York and the Fund has the unconditional contractual right to repurchase such OTC option from the dealer at a predetermined price, then the Fund will treat as illiquid such amount of the underlying securities as is equal to the repurchase price less the amount by which the option is "in-the-money" (the difference between the current market value of the underlying securities and the price at which the option can be exercised). The repurchase price with primary dealers is typically a formula price that is generally based on a multiple of the premium received for the option plus the amount by which the option is "in-the-money."

Generally, the OTC debt and foreign currency options used by a Fund are European style options. This means that the option is only exercisable immediately prior to its expiration. This is in contrast to American style options, which are exercisable at any time prior to the expiration date of the option.

A Fund's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although a Fund will enter into OTC options only with major dealers in unlisted options, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, a Fund might be unable to close out an OTC option position at any time prior to its expiration.

If a Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by a Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised. A Fund may write only covered call options on securities. A call option is covered if a Fund owns the underlying security or a call option on the same security with a lower strike price.

The relevant Funds may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or stock indices listed on national securities exchanges or traded in the OTC market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than in the case of a call, or less than in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

Municipal Bond Index and Interest Rate Futures Contracts and Options on Municipal Bond Index and Interest Rate Futures Contracts. The relevant Funds may invest in municipal bond index futures contracts and interest rate futures contracts and purchase and sell options on these futures contracts that are traded on a domestic exchange or board of trade. Such investments may be made by a Fund solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances, such as when the Investment Adviser anticipates an extreme change in interest rates or market conditions.

An interest rate futures contract provides for the future purchase or sale of specified interest rate sensitive debt securities such as United States Treasury bills, bonds and notes, obligations of the GNMA and bank certificates of deposit. Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price, date, time and place of delivery. Entering into a futures contract to deliver the index or instrument underlying the contract is referred to as entering into a "short" position in the futures contract, whereas entering into a futures contract to take delivery of the index or instrument is referred to as entering into a "long" position in the futures contract. A municipal bond index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. No physical delivery of the underlying municipal bonds in the index is made.

The purpose of the acquisition or sale of a municipal bond index futures contract by a Fund, as the holder of long-term municipal securities, is to protect the Fund from fluctuations in interest rates on tax-exempt securities without actually buying or selling long-term municipal securities.

Unlike the purchase or sale of a Municipal Obligation, no consideration is paid or received by a Fund upon the purchase or sale of a futures contract. Initially, a Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 10% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as initial margin and is in the nature of a performance bond or good faith deposit on the contract which is returned to a Fund upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments, known as variation margin, to and from the broker, will be made on a daily basis as the price of the underlying instrument or index fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, a Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the futures contract.

There are several risks in connection with the use of a municipal bond index or interest rate futures contract as a hedging device. There can be no assurance that there will be a correlation between movements in the price of the underlying instruments of the municipal bond index and movements in the price of the Municipal Obligations which are the subject of the

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hedge. The degree of imperfection of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and municipal securities, technical influences on futures trading, and differences between the municipal securities being hedged and the municipal securities underlying the municipal bond index or interest rate futures contracts, in such respects as interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when, and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

Although the Funds intend to purchase or sell municipal bond index and interest rate futures contracts only if there is an active market for such contracts, there is no assurance that a liquid market will exist for the contracts at any particular time. Most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and, therefore, does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, it will not be possible to close a futures position and, in the event of adverse price movements, a Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee that the price of Municipal Obligations will, in fact, correlate with the price movements in the municipal bond index or interest rate futures contract and thus provide an offset to losses on a futures contract.

If a Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of the Municipal Obligations held in its portfolio and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of the Municipal Obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. A Fund may have to sell securities at a time when it may be disadvantageous to do so.

The ability of a Fund to trade in municipal bond index or interest rate futures contracts and options on interest rate futures contracts may be materially limited by the requirements of the Code applicable to regulated investment companies. See "Dividends, Distributions and Taxes" below.

The relevant Funds may purchase put and call options on municipal bond index or interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. A Fund will sell put and call options on interest

rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee that such closing transactions can be effected.

A put or call on a municipal bond index or interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a short or long position, respectively, in the underlying futures contract at a specified exercise price at any time prior to the expiration date of the option. The Funds may purchase put and call options on both municipal bond index and interest rate futures contracts. The Funds will sell options on these futures contracts only as part of closing purchase transactions to terminate its options position, although no assurance can be given that closing transactions can be effected.

A Fund may purchase options when the Investment Adviser believes that interest rates will increase and consequently the value of the Fund's portfolio securities will decrease. A Fund may enter into futures contracts to buy an index or debt security or may purchase call options when the Investment Adviser anticipates purchasing portfolio securities at a time of declining interest rates.

Options on municipal bond index or interest rate futures contracts, as contrasted with the direct investment in such contracts, gives the purchaser the right, in return for the premium paid, to assume a position in such contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures contract margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of a Fund.

There are several risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, a Fund's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the Investment Adviser, which could prove to be inaccurate. Even if the Investment Adviser's expectations are correct there may be an imperfect correlation between the change in the value of the options and of a Fund's portfolio securities.

The Funds may not enter into futures contracts or purchase options on futures contracts if, immediately thereafter, the sum of the amount of margin deposits on the Funds' existing futures contracts and premiums paid for options would exceed 5% of the value of a Fund's total assets, after taking into account unrealized profits and losses on any existing contracts.

Any income earned by the Funds from transactions in futures contracts and options on futures contracts will be taxable. Accordingly, it is anticipated that such investments will be made by the Municipal Bond Funds only in unusual circumstances, such as when the Investment Adviser anticipates an extreme change in interest rates or market conditions.

Swaps, Interest Rate Locks, Caps, Collars and Floors. Swap agreements, including interest rate, equity index and currency swaps, caps, collars and floors, may be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Swaps involve two parties exchanging a series of cash flows at specified intervals. In the case of an interest rate swap, the parties exchange interest payments based on an agreed upon principal amount (referred to as the "notional principal amount"). Under the most basic scenario, Party A would pay a fixed rate on the notional principal amount to Party B, which would pay a floating rate on the same notional principal amount to Party A. Depending on their structure, swap agreements may increase or decrease a Fund's exposure to long- or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors. Swap agreements can take many different forms and are known by a variety of names.

In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

The Municipal Bond Funds also may enter into interest rate lock transactions. In a typical interest rate lock transaction, if Party A desires to lock in a particular interest rate on a given date it may enter into an agreement to pay, or receive a payment from, Party B based on the yield of a reference index or security, such as a Treasury or municipal bond. At the maturity of the term of the agreement, one party makes a payment to the other party as determined by the relative change in the yield of the reference security or index. A rate lock transaction may be terminated prior to its stated maturity date by calculating the payment due as of the termination date, which generally differs from the make-whole provisions for an early termination of an interest rate swap transaction in which the party terminating the swap early is required to give its counterparty the economic benefit of the transaction.

A Fund will set aside cash or appropriate liquid assets to cover its current obligations under swap transactions. If a Fund enters into a swap agreement on a net basis (that is, the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments), the Fund will maintain cash or liquid assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If a Fund enters into a swap agreement on other than a net basis, enters into an interest rate lock agreement, or writes a cap, collar or floor, it will maintain cash or liquid assets with a value equal to the full amount of the Fund's accrued obligations under the agreement.

The most important factor in the performance of swap agreements is the change in the specific interest rate, currency or other factor(s) that determine the amounts of payments due to and from a Fund. If a swap agreement calls for payments by a Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

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A Fund will enter into swaps, interest rate locks, caps, collars and floors only with banks and recognized securities dealers believed by the Investment Adviser to present minimal credit risks. If there is a default by the other party to such a transaction, a Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreement relating to the transaction.

The use of swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of a Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Investment Adviser is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the position being hedged.

A Fund will enter into swap transactions only when the Investment Adviser believes it would be in the best interests of the Fund's shareholders to do so. Depending on the circumstances, gains from a swap transaction can be treated either as taxable ordinary income or as short- or long-term capital gains.

The Funds understand that it is the position of the SEC staff that assets involved in swap transactions are illiquid and, therefore, are subject to the limitations on illiquid investments.

Future Developments. A Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts, swaps and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund.

Reverse Repurchase Agreements. The relevant Funds may enter into reverse repurchase agreements to meet redemption requests where the liquidation of portfolio securities is deemed by a Fund to be inconvenient or disadvantageous. A reverse repurchase agreement is a transaction whereby a Fund transfers possession of a portfolio security to a bank or broker-dealer in return for a percentage of the portfolio security's market value. The Fund retains record ownership of the security involved including the right to receive interest and principal payments. At an agreed upon future date, the Fund repurchases the security by paying an agreed upon purchase price plus interest. Cash or liquid high-grade debt obligations of a Fund equal in value to the repurchase price including any accrued interest will be maintained in a segregated account while a reverse repurchase agreement is in effect.

Securities Lending. Each Fund may lend securities from its portfolio to brokers, dealers and other financial organizations needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the

loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. Each Fund may participate in a securities lending program operated by Mellon Bank, N.A. ("Mellon Bank"), as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by Dreyfus to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by Dreyfus, repurchase agreements or other high quality instruments with short maturities.

Short-Selling. (International Equity Funds and Mellon Short-Term Government Securities Fund only). In these transactions, a Fund may sell securities it does not own in anticipation of a decline in the market value of the security. To complete the transaction, a Fund must borrow the security to make delivery to the buyer. A Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of a Fund's net assets. A Fund may not make a short sale that results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer. A Fund also may make short sales "against the box," in which a Fund enters into a short sale of a security it owns. At no time will more than 15% of the value of a Fund's net assets be in deposits on short sales against the box.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Forward Commitment and When-Issued Securities and Delayed Delivery Transactions. New issues of U.S. Treasury, other government securities and Municipal Obligations are often offered on a forward commitment or when-issued basis. This means that delivery and payment for the securities normally will take place approximately 3 to 45 days after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a forward commitment or when-issued basis are each fixed at the time the buyer enters into the commitment. A Fund will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. Permissible liquid assets having a market value equal to the

amount of the above commitments will be segregated on each Fund's records. For the purpose of determining the adequacy of these securities the segregated securities will be valued at market. If the market value of such securities declines, additional cash or securities will be segregated on each Fund's records on a daily basis so that the market value of the account will equal the amount of such commitments by the Fund.

When payment for forward commitment or when-issued securities is due, a Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities and/or, although it would not normally expect to do so, from the sale of such forward commitment or when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

To secure advantageous prices or yields, a Fund may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by the Fund prior to the actual delivery or payment by the other party to the transaction. The purchase of securities on a delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. A Fund will segregate permissible liquid assets in an amount at least equal at all times to the amounts of its delayed delivery commitments.

Municipal Obligations or other securities purchased on a forward commitment, when-issued or delayed-delivery basis and the securities held by a Fund are subject to changes in market value based upon the public's perception of changes in the creditworthiness of the issuer and the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates, *i.e.*, they will appreciate in value when interest rates decline and decrease in value when interest rates rise. Therefore, if in order to achieve higher interest income a Fund remains substantially fully invested at the same time that it has purchased securities on a forward commitment, when-issued or delayed-delivery basis, there will be a greater possibility of fluctuation in the Fund's net asset value.

Stand-by Commitments. Each Municipal Bond Fund and Money Market Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, a Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. A Fund will acquire stand-by commitments solely to facilitate its portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. A Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. A Fund (other than a Money Market Fund) also may acquire call options on specific Municipal Obligations. A Fund generally would purchase these call options to protect a Fund from the issuer of the related Municipal Obligation redeeming, or

other holder of the call option from calling away, the Municipal Obligation before maturity. The sale by a Fund of a call option that it owns on a specific Municipal Obligation could result in its receipt of taxable income.

Special Factors Affecting the Funds

Certain Investments. From time to time, to the extent consistent with relevant investment objectives, policies and restrictions, a Fund may invest in securities of companies with which Mellon Bank, the parent company of Dreyfus, has a lending relationship.

Credit Enhancements. Certain instruments in which the relevant Funds may invest, including floating rate securities, tender option bonds, custodial receipts, variable amount master demand notes, municipal lease obligations or certificates of participation in municipal lease obligations and variable rate obligations, may be backed by letters of credit or insured or guaranteed by financial institutions, such as banks or insurance companies, whose credit quality ratings are judged by the Investment Adviser to be comparable in quality to the two highest quality ratings of the Rating Agencies. Changes in the credit quality of banks, broker-dealers and other financial institutions that provide such credit or liquidity enhancements to a Fund's portfolio securities could cause losses to the Fund, affect its liquidity and affect its share price.

Equity Securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of a Fund's investments will result in changes in the value of its shares and thus the Fund's total return to investors.

The prices of securities of small- and mid-capitalization companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.

Fixed-Income Securities. Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities generally are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuer. Securities rated Baa by Moody's and BBB by S&P and Fitch, may be subject to such risk with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Once the rating of a portfolio security has been changed, the Funds will consider all circumstances deemed relevant in determining whether to continue to hold the security. See "Appendix C" for a summary of the Rating Agencies' ratings.

Foreign Securities. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of foreign securities usually are held outside the United States, a Fund will be subject to additional risks which include: possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal, interest and dividends on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Foreign securities held by a Fund may trade on days when the Fund does not calculate its net asset value and thus may affect the Fund's net asset value on days when investors have no access to the Fund.

The risks associated with investing in foreign securities are often heightened for investments in emerging markets countries. These heightened risks include (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the small current size of the markets for securities of emerging markets issuers and the currently low or nonexistent volume of trading, resulting in lack of liquidity and price volatility; (iii) certain national policies which may restrict a Fund's investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests; and (iv) the absence of developed legal structures governing private or foreign investment and private property. In addition, some emerging markets countries may have fixed or managed currencies which are not free-floating against the U.S. dollar. Further, certain emerging markets countries' currencies may not be internationally traded. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. If a Fund is unable to hedge the U.S. dollar value of securities it owns denominated in such currencies, the Fund's net asset value will be adversely affected. Many emerging markets countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rate have had, and may continue to have, negative effects on the economies and securities markets of certain emerging markets countries.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Lower-Rated Bonds. See "Appendix C" for a general description of the Rating Agencies' ratings of debt obligations. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. The Funds will rely on the Investment Adviser's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

After being purchased by a Fund, the rating of an obligation may be reduced below the minimum rating required for purchase by the Fund or the issuer of the obligation may default on its obligations. Although neither event will require the sale of such obligation by a Fund, you should be aware that the market values of bonds below investment grade tend to be more sensitive to economic conditions than are higher rated securities and will fluctuate over time. These bonds generally are considered by the Rating Agencies to be, on balance, predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Because there may be no established retail secondary market for some of these securities, it is possible that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and a Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for a Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable objective data may be available.

Lower-rated bonds may be particularly susceptible to economic downturns. It is likely that any economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds. Zero coupon, or delayed interest bonds, carry an additional risk in that unlike an investment in bonds that pay interest throughout the period to maturity, a Fund will realize no cash until the cash payment date unless a portion of the bonds are sold, and if the issuer defaults, the Fund may obtain no return at all on its investment.

Mortgage-Related Securities. Mortgage-related securities can be complex Derivative Instruments, subject to both credit and prepayment risk, and may be more volatile and less liquid than more traditional debt securities. Mortgage-related securities are subject to credit risks associated with the performance of the underlying mortgage properties. Adverse changes in economic conditions and circumstances are more likely to have an adverse impact on mortgage-related securities secured by loans on certain types of commercial properties than on those secured by loans on residential properties. In addition, these securities are subject to prepayment risk, although commercial mortgages typically have shorter maturities than residential mortgages and prepayment protection features. Some mortgage-related securities have structures that make their reactions to interest rate changes and other factors difficult to predict, making their value highly volatile.

In certain instances, the credit risk associated with mortgage-related securities can be reduced by third party guarantees or other forms of credit support. Improved credit risk does not reduce prepayment risk which is unrelated to the rating assigned to the mortgage-related security. Prepayment risk can lead to fluctuations in value of the mortgage-related security which may be pronounced. If a mortgage-related security is purchased at a premium, all or part of the premium may be lost if there is a decline in the market value of the security, whether resulting from changes in interest rates or prepayments on the underlying mortgage collateral. Certain mortgage-related securities that may be purchased by a Fund, such as inverse floating rate collateral mortgage obligations, have coupons that move inversely to a multiple of a specific

index which may result in a form of leverage. As with other interest-bearing securities, the prices of certain mortgage-related securities are inversely affected by changes in interest rates. However, although the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the security are more likely to be prepaid. For this and other reasons, a mortgage-related security's stated maturity may be shortened by unscheduled prepayments on the underlying mortgages, and, therefore, it is not possible to predict accurately the security's return to a Fund. Moreover, with respect to certain stripped mortgage-backed securities, if the underlying mortgage securities experience greater than anticipated prepayments of principal, a Fund may fail to fully recoup its initial investment even if the securities are rated in the highest rating category by a nationally recognized statistical rating organization. During periods of rapidly rising interest rates, prepayments of mortgage-related securities may occur at slower than expected rates. Slower prepayments effectively may lengthen a mortgage-related security's expected maturity which generally would cause the value of such security to fluctuate more widely in response to changes in interest rates. Were the prepayments of a Fund's mortgage-related securities to decrease broadly, the Fund's effective duration, and thus sensitivity to interest rate fluctuations, would increase.

Municipal Obligations. The relevant Funds may invest more than 25% of the value of their total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, a Fund may be subject to greater risk as compared to a fund that does not follow this practice.

Certain municipal lease obligations in which a Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease obligation that is unrated, the Investment Adviser will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property. A Money Market Fund will only purchase municipal lease obligations subject to a non-appropriation clause when the payment of principal and accrued interest is backed by an unconditional irrevocable letter of credit or guarantee of a bank.

Certain Code provisions relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by a Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in a Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by a Fund so as to adversely affect its shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in its structure to shareholders for their consideration. If legislation were enacted that would treat a type of

Municipal Obligation as taxable, a Fund would treat that security as a permissible Taxable Investment within the applicable limits set forth herein.

Pennsylvania Municipal Obligations and Massachusetts Municipal Obligations. An investor in Mellon Pennsylvania Intermediate Municipal Bond Fund should consider carefully the special risks inherent in its investment in Pennsylvania Municipal Obligations, as described in "Appendix A," and an investor in Mellon Massachusetts Intermediate Municipal Bond Fund should consider carefully the special risks inherent in its investment in Massachusetts Municipal Obligations, as described in "Appendix B".

Portfolio Maturity. (Taxable Bond Funds, other than Mellon Bond Fund, and Municipal Bond Funds only) Under normal market conditions, the average effective portfolio maturity is generally expected to be between three and ten years, with respect to Mellon Intermediate Bond Fund, Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, and less than three years, with respect to Mellon Short-Term U.S. Government Securities Fund and Mellon National Short-Term Municipal Bond Fund. For purposes of calculating average effective portfolio maturity, a security that is subject to redemption at the option of the issuer on a particular date (the "call date") which is prior to the security's stated maturity may be deemed to mature on the call date rather than on its stated maturity date. The call date of a security will be used to calculate average effective portfolio maturity when the Investment Adviser reasonably anticipates, based upon information available to it, that the issuer will exercise its right to redeem the security. The Investment Adviser may base its conclusion on such factors as the interest rate paid on the security compared to prevailing market rates, the amount of cash available to the issuer of the security, events affecting the issuer of the security, and other factors that may compel or make it advantageous for the issuer to redeem a security prior to its stated maturity.

Portfolio Securities. The average distribution of investments (at value) in Municipal Obligations or Municipal Securities by ratings for each of the Municipal Bond Funds indicated below and for Mellon National Municipal Money Market Fund for the fiscal year ended August 31, 2005, computed on a monthly basis, was as follows:

Mellon National Intermediate Municipal Bond Fund

Fitch	or	Moody's	or	S&P	Percentage
AAA		Aaa		AAA	53.80%
AA		Aa		AA	18.20
A		A		A	17.10
BBB		Baa		BBB	5.90
BB		Ba		BB	0.20
F-1		MIG 1, P-1		SP-1, A-1	3.40
Not Rated		Not Rated		Not Rated	1.40[1]
Total					100.00%

[1]Those securities which are not rated have been determined by the Investment Adviser to be of comparable quality to securities in the following rating category: AA/Aa (1.00%) and BBB/Baa (0.40%).

Mellon National Short-Term Municipal Bond Fund

Fitch	or	Moody's	or	S&P	Percentage
AAA		Aaa		AAA	46.10%
AA		Aa		AA	25.50
A		A		A	13.90
BBB		Baa		BBB	7.10
BB		Ba		BB	0.20
F-1		MIG 1, P-1		SP-2, A-2	4.90
Not Rated		Not Rated		Not Rated	2.30[2]

| Total | | | | | 100.00% |

[2]Those securities which are not rated have been determined by the Investment Adviser to be of comparable quality to securities in the following rating category: AAA/Aaa (0.90%), AA/Aa (1.20%) and A/A (0.20%).

Mellon Pennsylvania Intermediate Municipal Bond Fund

Fitch	or	Moody's	or	S&P	Percentage
AAA		Aaa		AAA	64.50%
AA		Aa		AA	19.60
A		A		A	9.70
BBB		Baa		BBB	4.60
BB		Ba		BB	0.20
F-1		MIG 1, P-1		SP-1, A-1	0.90
Not Rated		Not Rated		Not Rated	0.50[3]

| Total | | | | | 100.00% |

[3]Those securities which are not rated have been determined by the Investment Adviser to be of comparable quality to securities in the following rating category: BBB/Baa (0.50%).

Mellon Massachusetts Intermediate Municipal Bond Fund

Fitch	or	Moody's	or	S&P	Percentage
AAA		Aaa		AAA	56.90%
AA		Aa		AA	29.90
A		A		A	3.00
BBB		Baa		BBB	7.50
F-1		MIG 1, P-1		AP-1, A-1	3.70

| Total | | | | | 100.00% |

Mellon National Municipal Money Market Fund

Fitch	or	Moody's	or	S&P	Percentage
F-1+/F-1		P-1		A-1+/A-1	94.30%
AAA/AA		Aaa/Aa		AAA/AA	4.00
Not Rated		Not Rated		Not Rated	1.70[4]
Total					100.00%

[4]Those securities which are not rated have been determined by the Investment Adviser to be of comparable quality to securities in the following rating category: MIG 1/VMIG 1 (1.70%).

The actual distribution of a Fund's investment in such securities by ratings on any given date will vary. In addition, the distribution of a Fund's investments by rating as set forth above should not be considered as representative of that Fund's future portfolio composition.

Ratings as Investment Criteria. The ratings of nationally recognized statistical rating organizations ("NRSROs") such as S&P, Moody's and Fitch, represent the opinions of these agencies as to the quality of obligations that they rate. It should be emphasized, however, that such ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities, but the Fund will also rely upon the independent advice of the Investment Adviser to evaluate potential investments. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Further information concerning the ratings of the NRSROs and their significance is contained in "Appendix C" to this SAI.

After being purchased by a Fund (other than a Money Market Fund), the rating of an obligation may be reduced below the minimum rating required for purchase by the Fund or the issuer of the obligation may default on its obligations. Although neither event will require the sale of such obligation by a Fund, the Investment Adviser will consider such event in determining whether the Fund should continue to hold the obligation. In addition, if an NRSRO changes its rating system, a Fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objective and policies. For a discussion of special risks that are associated with bonds not rated investment grade, see "Lower Rated Bonds."

If, subsequent to being purchased by a Money Market Fund, (a) an issue of rated Municipal Obligations or Municipal Securities ceases to be rated in the highest rating category by at least two rating organizations (or one rating organization if the instrument was rated by only one rating organization), or the Board determines that it is no longer of comparable quality; or (b) the Investment Adviser becomes aware that any portfolio security not so highly rated or any unrated security has been given a rating by any rating organization below the rating organization's second highest rating category, the Trust's Board will reassess promptly whether such security presents minimal credit risk and will cause the Fund to take such action as it determines is in the best interest of the Fund and its shareholders, provided that the reassessment required by clause (b) is not required if the portfolio security is disposed of or matures within

five business days of the Investment Adviser becoming aware of the new rating and the Trust's Board is subsequently notified of the Investment Adviser's action.

Simultaneous Investments. Investment decisions for the Funds are made independently from those of other investment companies advised by the Investment Adviser. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Funds, available investments or opportunities for sales will be allocated equitably to each investment company. Pursuant to written trade allocation procedures, portfolio managers and trading desks for the Trust's equity and fixed income Funds will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company or account. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Funds or the price paid or received by the Funds. Each such Fund, together with other investment companies advised by the Investment Adviser and its affiliates, may own significant positions in portfolio companies which, depending on market conditions, may affect adversely a Fund's ability to dispose of some or all of its positions should it desire to do so.

Master/Feeder Option

The Trust may in the future seek to achieve a Fund's investment objective by investing all of the Fund's net investable assets in another investment company having the same investment objective and substantially the same investment policies and restrictions as those applicable to the Fund. Shareholders of a Fund will be given at least 30 days' prior notice of any such investment. Such investment would be made only if the Board determines it to be in the best interest of a Fund and its shareholders. In making that determination, the Board will consider, among other things, the benefits to shareholders and/or the opportunity to reduce costs and achieve operational efficiency. Although the Funds believe that the Board will not approve an arrangement that is likely to result in higher costs, no assurance is given that risks will be materially reduced if this option is implemented.

Investment Restrictions

Fundamental. The policy of each of Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund to invest at least 80% of its net assets, plus any borrowings for investment purposes, in Municipal Obligations (or other instruments with similar economic characteristics), of Mellon Pennsylvania Intermediate Municipal Bond Fund to invest at least 80% of its net assets, plus any borrowings for investment purposes, in Pennsylvania Municipal Obligations (or other instruments with similar economic characteristics), of Mellon Massachusetts Intermediate Municipal Bond Fund to invest at least 80% of its net assets, plus any borrowings for investment purposes, in Massachusetts Municipal Obligations (or other instruments with similar economic characteristics) and of Mellon National Municipal Money Market Fund to invest at least 80% of its net assets, plus any borrowings for investment purposes, in Municipal Securities (or other instruments with similar economic characteristics) is a fundamental policy of each of the respective Funds (as to each Municipal Bond Fund and Mellon National Municipal Money Market Fund, the "Fundamental Policy"). In addition, the following limitations have been adopted by each Fund. Each Fund may not change any of these fundamental investment limitations, and each Municipal Bond Fund and Mellon

National Municipal Money Market Fund may not change its Fundamental Policy, without the consent of: (a) 67% or more of the shares present at a meeting of shareholders duly called if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund, whichever is less. Each Fund may not:

The following Investment Restriction No. 1 does not apply to Mellon Money Market Fund:

1.   Purchase any securities which would cause more than 25% of the value of a Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry. (For purposes of this limitation, U.S. government securities and state or municipal governments and their political subdivisions are not considered members of any industry.)

2.   Borrow money or issue senior securities as defined in the 1940 Act, except that (a) a Fund may borrow money in an amount not exceeding one-third of the Fund's total assets at the time of such borrowing, and (b) a Fund may issue multiple classes of shares. The purchase or sale of options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not be considered to involve the borrowing of money or issuance of senior securities.

3.   Make loans or lend securities, if as a result thereof more than one-third of the Fund's total assets would be subject to all such loans. For purposes of this restriction, debt instruments and repurchase agreements shall not be treated as loans. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Board.

4.   Underwrite securities issued by any other person, except to the extent that the purchase of securities and the later disposition of such securities in accordance with the Fund's investment program may be deemed an underwriting.

5.   Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent a Fund from investing in securities or other instruments backed by real estate, including mortgage loans, or securities of companies that engage in the real estate business or invest or deal in real estate or interests therein).

6.   Purchase or sell commodities, except that a Fund may enter into options, forward contracts, and futures contracts, including those relating to indices, and options on futures contracts or indices.

The following fundamental limitation does not apply to Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon National Intermediate Municipal Bond Fund, and Mellon National Short-Term Municipal Bond Fund.

7.   Purchase with respect to 75% of the Fund's total assets securities of any one issuer (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) if, as a result, (a) more than 5% of the Fund's total assets would be invested in

the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

With respect to Mellon Money Market Fund only, the following fundamental investment restriction also applies:

8.   Invest less than 25% of its total assets in securities issued by banks or invest more than 25% of its total assets in the securities of issuers in any other industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Notwithstanding the foregoing, for temporary defensive purposes, the Fund may invest less than 25% of its assets in bank obligations.

Each Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its investable assets in securities of a single, open-end management investment company with substantially the same investment objective, policies, and limitations as the Fund.

Non-fundamental. With respect to each of the Domestic Equity Funds, Mellon Emerging Markets Fund and each of the Taxable Bond Funds, the relevant Fund's policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, as described in the "Goal/Approach" section of the Class M and Investor Class Prospectus and the Dreyfus Premier Class Prospectus for the relevant Fund (or in other investments with similar economic characteristics as applicable to the relevant Fund) is a non-fundamental policy of each Fund, which may be changed without shareholder approval. However, a Fund will provide shareholders with at least 60 days' notice of any change in its policy to so invest 80% of its net assets. Each Fund has adopted the following additional non-fundamental investment restrictions. These non-fundamental restrictions also may be changed without shareholder approval, in compliance with applicable law and regulatory policy.

1.   Each Fund (other than the Money Market Funds) will not invest more than 15%, and each Money Market Fund will not invest more than 10%, of the value of its net assets in illiquid securities, including repurchase agreements with remaining maturities in excess of seven days, time deposits with maturities in excess of seven days, and other securities which are not readily marketable. For purposes of this restriction, illiquid securities shall not include commercial paper issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, securities which may be resold under Rule 144A under the Act and municipal lease obligations and participations therein, provided that the Board, or its delegate, determines that such securities are liquid, based upon the trading markets for the specific security.

2.   The Fund will not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent otherwise permitted by the 1940 Act.

3.   The Fund will not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling short. This Investment Restriction has not been adopted with respect to Mellon International Fund, Mellon Emerging Markets Fund, and Mellon Short-Term U.S. Government Securities Fund.

4.   The Fund will not purchase securities on margin, except that a Fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options shall not constitute purchasing securities on margin.

5.   The Fund will not purchase any security while borrowings representing more than 5% of such Fund's total assets are outstanding.

If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in such percentage resulting from a change in the values of assets will not constitute a violation of such restriction, except as otherwise required by the 1940 Act. With respect to fundamental Investment Restriction No. 2 for each Fund, however, if borrowings exceed 33-1/3% of the value of the Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the 1940 Act.

If a Fund's investment objective, policies, restrictions, practices or procedures change, shareholders should consider whether the Fund remains an appropriate investment in light of the shareholder's then-current position and needs.

MANAGEMENT OF THE TRUST AND FUNDS

Trustees and Officers of the Trust

The Trust's Board is responsible for the management and supervision of each Fund, and approves all significant agreements between the Trust, on behalf of the Funds, and those companies that furnish services to the Funds. These companies are as follows:

Mellon Fund Advisers, a division of The Dreyfus Corporation	Investment Adviser
Dreyfus Service Corporation.	Distributor
Dreyfus Transfer, Inc.	Transfer Agent
Mellon Bank, N.A.	Custodian for the Funds except Mellon International Fund and Mellon Emerging Markets Fund
Mellon Trust of New England, N.A.	Custodian for Mellon International Fund and Mellon Emerging Markets Fund

Trustees of the Trust

The Trust has a Board composed of seven Trustees. Trustees of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships and affiliations, are shown below. The Trustee who is an "interested person" of the Trust, as defined in the 1940 Act, is indicated by an asterisk (*).

Name (Age) Position with Trust (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
*Patrick J. O'Connor[1] (62) Chairman of the Board (2000)	Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2001	Board of Consultors of Villanova University School of Law, *Board Member* Temple University, *Trustee* Philadelphia Police Foundation, *Board Member* Philadelphia Children's First Fund, *Board Member* Committee on Rules of Evidence of Pennsylvania Supreme Court, *Vice Chair* American College of Trial Lawyers, *Fellow* Historical Society of the United States District Court for the Eastern District of Pennsylvania, *Director*

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[1] Mr. O'Connor is considered an "interested person" of the Trust because the law firm of which he is a member, Cozen & O'Connor, P.C., has represented Mellon Bank and its affiliates in certain matters.

Name (Age) Position with Trust (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Ronald R. Davenport[2] (69) Trustee (2000)	Chairman of Sheridan Broadcasting Corporation since July 1972	American Urban Radio Networks, *Co-Chairman* Aramark Corporation, *Board Member* Momentum Equity Group LLC, *Director*
John L. Diederich (68) Trustee (2000)	Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998	Continental Mills, a dry baking products company, *Board Member* Pittsburgh Parks Conservancy, *Board Member*
Maureen D. McFalls (60) Trustee (2000)	Director of the Office of Government Relations at Carnegie Mellon University since January 2000	Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, *Board Member representing Carnegie Mellon University* Coro Center For Civic Leadership, *Board Member* Pennsylvania Association for Individuals with Disabilities, *Board Member*
Kevin C. Phelan (61) Trustee (2000)	Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998	Greater Boston Chamber of Commerce, *Director* Fiduciary Trust Company, *Director* St. Elizabeth's Medical Center of Boston, *Board Member* Providence College, *Trustee* Simmons College, *Trustee* Newton Country Day School, *Chairman of the Board* Board of Visitors of Babson College, *Board Member* Board of Visitors of Boston University School of Public Health, *Board Member* Boston Public Library Foundation, *Director* Boston Foundation*, Director* Boston Municipal Research Bureau, *Board Member*

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[2] Mr. Davenport was considered an "interested person" of the Trust prior to September 1, 2003.

Name (Age) Position with Trust (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
		Boys and Girls Club of Boston, *Board Member*
		Greater Boston Real Estate Board, *Director*
Patrick J. Purcell (58) Trustee (2000)	Owner, President and Publisher of The Boston Herald since February 1994	The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, *Vice Chairman*
	President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996	The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, *Board Member*
	President and Chief Executive Officer, Herald Media since 2001	United Way of Massachusetts Bay, *Board Member*
		Greater Boston Chamber of Commerce, *Board Member*
		St. John's University, *Trustee*
Thomas F. Ryan, Jr. (64) Trustee (2000)	Retired since April 1999	Boston College, *Trustee*
		Brigham & Women's Hospital, *Trustee*
	President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999	New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, *Director*
		RepliGen Corporation, a biopharmaceutical company, *Director*

Board members are elected to serve for an indefinite term. The Trust has standing audit, nominating and compensation committees, each comprised of its Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Trust's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Trust's compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. The Trust's nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the

ability to apply sound and independent business judgment and would act in the interest of the Funds and their respective shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Trust, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Trust also has, with respect to each Fund, except the Money Market Funds, a standing pricing committee comprised of any one Board member and, with respect to the Money Market Funds, a standing evaluation committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the investments of each Fund, except the Money Market Funds, and the function of the evaluation committee is to assist in valuing the investments of the Money Market Funds. The Trust's audit committee met four times and its compensation, nominating and pricing committees each met twice during the fiscal year ended August 31, 2005. The evaluation committee did not meet during the last fiscal year.

The table below indicates the dollar range of each Trustee's ownership of Fund shares as of December 31, 2004.

Name of Board Member	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund
Ronald Davenport	None	None	None
John Diederich	None	None	None
Patrick O'Connor	None	$50,001-100,000	$10,001-50,000
Thomas Ryan	None	over $100,000	None
Patrick Purcell	$50,001-100,000	$10,001-50,000	$10,001-50,000
Kevin Phelan	over $100,000	None	$50,001-100,000
Maureen McFalls	None	None	None

Name of Board Member	Mellon Small Cap Stock Fund	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Bond Fund
Ronald Davenport	None	$50,001-$100,000	None	$10,001-$50,000
John Diederich	None	None	None	None
Patrick O'Connor	$50,001-$100,000	$10,001-$50,000	$50,001-$100,000	None
Thomas Ryan	None	None	None	None
Patrick Purcell	$50,001-$100,000	$10,001-$50,000	$10,001-$50,000	None
Kevin Phelan	None	$10,001-50,000	$10,001-$50,000	None
Maureen McFalls	None	None	None	None

Name of Board Member	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund
Ronald Davenport	None	$10,001-$50,000	None	None
John Diederich	None	None	None	None
Patrick O'Connor	None	None	None	None
Thomas Ryan	None	None	None	None
Patrick Purcell	None	None	None	None
Kevin Phelan	None	None	None	None
Maureen McFalls	None	None	None	None

Name of Board Member	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Balanced Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Ronald Davenport	None	None	None
John Diederich	over $100,000	None	None
Patrick O'Connor	None	None	None
Thomas Ryan	None	None	None
Patrick Purcell	None	None	None
Kevin Phelan	None	None	None
Maureen McFalls	None	None	None

Name of Board Member	Mellon Money Market Fund	Mellon National Municipal Money Market Fund	Aggregate Holdings of Funds in the Mellon Funds
Ronald Davenport	None	None	over $100,000
John Diederich	None	None	over $100,000
Patrick O'Connor	None	None	over $100,000
Thomas Ryan	None	None	over $100,000
Patrick Purcell	None	None	over $100,000
Kevin Phelan	None	None	over $100,000
Maureen McFalls	None	None	None

As of December 31, 2004, none of the Trustees who is not an "interested person" of the Trust, as defined in the 1940 Act, or their immediate family members owned securities of Dreyfus, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with Dreyfus or the Distributor.

Effective January 1, 2006, the Trust will pay its Board members an annual retainer of $48,000 and a fee of $5,000 per meeting (with a minimum of $500 per meeting and per telephone meeting) attended and will reimburse them for their expenses. The Chairman of the

Board will receive an additional annual retainer of $10,000 and the Chairman of the Trust's Audit Committee will receive an additional annual retainer of $8,000. Between September 13, 2004 and December 31, 2005, the Trust is paying its Board members an annual retainer of $44,000 and a fee of $4,000 per meeting (with a minimum of $500 per meeting and per telephone meeting) attended and is reimbursing them for their expenses. Before September 14, 2004, the Trust paid its Board members a fee of $3,000 per meeting attended (with a minimum of $500 per meeting and per telephone meeting) and reimbursed them for their expenses. Based on the fee schedule in effect during the fiscal year ended August 31, 2005, the aggregate amount of compensation paid to each Board member by the Trust for the fiscal year ended August 31, 2005 for all Funds comprising the Trust was as follows:

Name of Trustee	Aggregate Compensation From the Trust[#]
Ronald R. Davenport	$60,500
John L. Diederich	$60,500
Maureen D. McFalls	$60,500
Patrick J. O'Connor	$60,500
Kevin C. Phelan	$61,000
Patrick J. Purcell	$60,500
Thomas F. Ryan Jr.[+]	$61,500

[#] Amount does not include expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $23,383 for the Trust.

[+] Amount includes compensation received in connection with serving on a Special Committee of Representative Board Members of the Trust and the funds in the Dreyfus Fund Complex in connection with the adoption of the Trust's Compliance Program.

Officers of the Trust

LAWRENCE P. KEBLUSEK, President since June 2003. As Chief Investment Officer of Mellon's Private Wealth Management group, Mr. Keblusek is responsible for investment strategy, policy and implementation for Mellon's Private Wealth Management group. Prior to joining Mellon Bank, Mr. Keblusek was a Managing Director at Citigroup since 1995. He was previously a Vice President of the Trust. He is 58 years old and has been employed by Mellon Bank since August 2002.

MARK N. JACOBS, Vice President since June 2000. Executive Vice President, Secretary, and General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 59 years old and has been an employee of Dreyfus since June 1977.

CHRISTOPHER E. SHELDON, Vice President since June 2003. As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research. Prior to assuming his current position, Mr. Sheldon was West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He is 41 years old and has been employed by Mellon Bank since January 1995.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director-Mutual Fund Accounting of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He was previously Assistant Secretary of the Trust. He is 45 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 50 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. She is 43 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 53 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He was previously Secretary of the Trust. He is 40 years old and has been an employee of Dreyfus since January 1986.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005</u>. Tax Manager - Investment Accounting and Support Department of Dreyfus, and an officer of 91 investment

companies (comprised of 200 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since April 1991.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1992.

ROBERT S. ROBOL, Assistant Treasurer since December 2002. Senior Accounting Manager - Money Market Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since 1988.

ROBERT J. SVAGNA, Assistant Treasurer since December 2002. Senior Accounting Manager -- Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since November 1990.

WILLIAM G. GERMENIS, Anti-Money Laundering Compliance Officer since September 2002. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon Bank's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Trustee and officer of the Trust is 200 Park Avenue, New York, New York 10166.

The Trust's Board members and officers, as a group, owned less than 1% of each Fund's shares outstanding on December 5, 2005. See "Information About the Trust and Funds" for a list of shareholders known by the Trust to own of record 5% or more of a Fund's outstanding voting securities as of December 5, 2005.

MANAGEMENT ARRANGEMENTS

Investment Adviser. Mellon Fund Advisers is a division of Dreyfus, a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Mellon Financial is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under

the Federal Bank Holding Company Act of 1956, as amended. Mellon Financial provides a comprehensive range of financial products and services in domestic and selected international markets.

Pursuant to an Investment Advisory Agreement with the Trust (the "Investment Advisory Agreement"), the Investment Adviser provides investment management services to each Fund, including the day-to-day management of the Fund's investments. The Investment Advisory Agreement will continue from year to year as to each Fund provided that a majority of the Trustees who are not "interested persons" of the Trust and either a majority of all Trustees or a majority (as defined in the 1940 Act) of the shareholders of the Fund, respectively, approve its continuance. The Trust may terminate the Investment Advisory Agreement with respect to each Fund upon the vote of a majority of the Board of Trustees or upon the vote of a majority of the respective Fund's outstanding voting securities on 60 days' written notice to the Investment Adviser. The Investment Adviser may terminate the Investment Advisory Agreement upon 60 days' written notice to the Trust. The Investment Advisory Agreement will terminate immediately and automatically upon its assignment.

The following persons are officers and/or directors of Dreyfus: Stephen E. Canter, Chairman of the Board, Chief Executive Officer and Chief Operating Officer; Thomas F. Eggers, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chair and a director; J. Charles Cardona, Vice Chairman and a director; Diane P. Durnin, Vice Chair and a director; J. David Officer, Vice Chair and a director; Ronald P. O'Hanley III, Vice Chair and a director; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Theodore A. Schachar, Vice President-Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

Mellon Bank and its affiliates may have deposit, loan and commercial banking or other relationships with issuers of securities purchased by a Fund. The Investment Adviser has informed the Trust that in making investment decisions it does not obtain or use material inside information that Mellon Bank or its affiliates may possess with respect to such issuers.

The Investment Adviser may pay the Distributor for shareholder services from the Investment Adviser's own assets, including past profits but not including the management fees paid by the Funds. The Distributor may use part or all of such payments to pay Service Agents (as defined below) in respect of these services. The Investment Adviser may also make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

The Trust, the Investment Adviser and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such respective Code of Ethics, to invest in securities, including securities that may be purchased or held by a Fund. The Investment Adviser's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the

Investment Adviser. In that regard, portfolio managers and other investment personnel of the Investment Adviser must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and also are subject to the oversight of Mellon Financial's Investment Ethics Committee (the "Committee"). Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Each of the Funds has agreed to pay the Investment Adviser an investment advisory fee at the annual rate set forth in the table below.

Funds	Investment advisory fee (as a percentage of average daily net assets)
Mellon Large Cap Stock Fund	0.65%
Mellon Income Stock Fund	0.65%
Mellon Mid Cap Stock Fund	0.75%
Mellon Small Cap Stock Fund	0.85%
Mellon International Fund	0.85%
Mellon Emerging Markets Fund	1.15%
Mellon Bond Fund	0.40%
Mellon Intermediate Bond Fund	0.40%
Mellon Short-Term U.S. Government Securities Fund	0.35%
Mellon National Intermediate Municipal Bond Fund	0.35%
Mellon National Short-Term Municipal Bond Fund	0.35%
Mellon Pennsylvania Intermediate Municipal Bond Fund	0.50%
Mellon Massachusetts Intermediate Municipal Bond Fund	0.35%
Mellon Balanced Fund	*
Mellon Money Market Fund	0.15%
Mellon National Municipal Money Market Fund	0.15%

_____

* The Mellon Balanced Fund has agreed to pay an investment advisory fee of 0.65% applied to direct investment in equity securities, 0.40% to direct investment in debt securities and 0.15% to investments in money market instruments and the underlying funds that it invests in.

For the fiscal years ended August 31, 2003, 2004 and 2005 (except as indicated), the investment advisory fees payable by each Fund, other than Mellon Massachusetts Intermediate Municipal Bond Fund, to the Investment Adviser, the amounts waived by the Investment Adviser and the net investment advisory fees paid by the Funds were as follows:

Investment Advisory Fees Payable

Funds	2003	2004	2005
Mellon Large Cap Stock Fund	$8,671,311	$10,342,021	$10,673,410
Mellon Income Stock Fund	$1,990,970	$ 1,747,102	$ 2,230,567

Investment Advisory Fees Payable

Funds	2003	2004	2005
Mellon Mid Cap Stock Fund	$7,381,462	$ 8,920,183	$10,109,587
Mellon Small Cap Stock Fund	$3,586,376	$ 6,065,357	$ 7,048,135
Mellon International Fund	$5,133,030	$ 9,548,751	$13,341,337
Mellon Emerging Markets Fund	$2,810,275	$ 9,696,397	$14,233,018
Mellon Bond Fund	$3,647,454	$ 3,326,936	$ 3,334,649
Mellon Intermediate Bond Fund	$1,840,181	$ 2,016,187	$ 2,158,931
Mellon Short-Term U.S. Government Securities Fund	$ 419,721	$ 576,838	$ 586,506
Mellon National Intermediate Municipal Bond Fund	$2,333,384	$ 2,356,398	$2,519,179
Mellon National Short-Term Municipal Bond Fund	$ 628,531	$ 782,341	$ 739,360
Mellon Pennsylvania Intermediate Municipal Bond Fund	$3,974,957	$ 3,588,407	$3,355,471
Mellon Balanced Fund	$1,645,244	$ 1,618,160	$1,552,710
Mellon Money Market Fund	$ 151,395[1]	$ 620,100	$ 863,928
Mellon National Municipal Money Market Fund	$ 103,146[1]	$ 585,555	$ 864,074

[1]   From June 2, 2003 (commencement of operations) through August 31, 2003.

Reduction In Investment Advisory Fees

Funds	2003	2004	2005
Mellon Large Cap Stock Fund	$ - 0 -	$ - 0 -	$ - 0 -
Mellon Income Stock Fund	$ - 0 -	$ - 0 -	$ - 0 -
Mellon Mid Cap Stock Fund	$ - 0 -	$ - 0 -	$ - 0 -
Mellon Small Cap Stock Fund	$ 40,024	$ - 0 -	$ - 0 -
Mellon International Fund	$ 447,307	$35,251	$ - 0 -
Mellon Emerging Markets Fund	$ 630,510	$75,965	$ - 0 -
Mellon Bond Fund	$141,999	$15,203	$ - 0 -
Mellon Intermediate Bond Fund	$ 55,720	$ 1,491	$ - 0 -
Mellon Short-Term U.S. Government Securities Fund	$ 7,144	$ 985	$ - 0 -
Mellon National Intermediate Municipal Bond Fund	$ 73,436	$1,210	$ - 0 -
Mellon National Short-Term Municipal Bond Fund	$ 54,690	$1,968	$ - 0 -
Mellon Pennsylvania Intermediate Municipal Bond Fund	$ 26,895	$ - 0 -	$ - 0 -
Mellon Balanced Fund	$ - 0 -	$ - 0 -	$ - 0 -

Funds	2003	2004	2005
Mellon Money Market Fund	$ - 0 -[1]	$ - 0 -	$ - 0 -
Mellon National Municipal Money Market Fund	$ - 0 -[1]	$ - 0 -	$ - 0 -

_____

[1]   From June 2, 2003 (commencement of operations) through August 31, 2003.

	Net Investment Advisory Fees Paid		
Funds	2003	2004	2005
Mellon Large Cap Stock Fund	$8,671,311	$10,342,021	$10,673,410
Mellon Income Stock Fund	$1,990,970	$ 1,747,102	$ 2,230,567
Mellon Mid Cap Stock Fund	$7,381,642	$ 8,920,183	$10,109,587
Mellon Small Cap Stock Fund	$3,546,352	$ 6,065,357	$ 7,048,135
Mellon International Fund	$4,685,723	$ 9,513,500	$13,341,337
Mellon Emerging Markets Fund	$2,179,765	$ 9,620,432	$14,223,018
Mellon Bond Fund	$3,505,455	$ 3,311,733	$ 3,334,649
Mellon Intermediate Bond Fund	$1,784,461	$ 2,014,696	$ 2,158,931
Mellon Short-Term U.S. Government Securities Fund	$ 412,577	$ 575,853	$ 586,506
Mellon National Intermediate Municipal Bond Fund	$2,259,948	$ 2,355,188	$ 2,519,179
Mellon National Short-Term Municipal Bond Fund	$ 573,841	$ 780,373	$ 739,360
Mellon Pennsylvania Intermediate Municipal Bond Fund	$3,948,062	$ 3,588,407	$ 3,355,471
Mellon Balanced Fund	$1,645,244	$ 1,618,160	$ 1,522,710
Mellon Money Market Fund	$ 151,395[1]	$ 620,100	$ 863,928
Mellon National Municipal Money Market Fund	$ 103,146[1]	$ 585,555	$ 864,074

_____

[1] From June 2, 2003 (commencement of operations) through August 31, 2003.

For the fiscal years ended August 31, 2003, 2004 and 2005, the investment advisory fees payable by Mellon Massachusetts Intermediate Municipal Bond Fund to the Investment Adviser, the amounts waived by the Investment Adviser and the net investment advisory fees paid by the Fund were as follows:

	Investment Advisory Fees Payable		
Fund	2003[1]	2004	2005
Mellon Massachusetts Intermediate Municipal Bond Fund	$666,744	$684,769	$772,315

_____

[1] Reflects amounts payable by Dreyfus Premier Limited Term Massachusetts Municipal Fund (the "Premier Massachusetts Fund") from September 1, 2002 through September 6, 2002 and amounts payable by Mellon Massachusetts Intermediate Municipal Bond Fund thereafter. Before Mellon Massachusetts Intermediate Municipal Bond Fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the Fund in a tax-free reorganization.

	Reduction in Investment Advisory Fees		
Fund	2003[1]	2004	2005
Mellon Massachusetts Intermediate Municipal Bond Fund	$150,317	$98,384	$97,124

_____

[1] Reflects reduction from September 6, 2002 (commencement of operations) through August 31, 2003.

	Net Investment Advisory Fees Paid		
Fund	2003[1]	2004	2005
Mellon Massachusetts Intermediate Municipal Bond Fund	$516,427	$586,385	$675,191

_____

[1] Reflects amounts paid by the Premier Massachusetts Fund through September 6, 2002 and amounts paid by Mellon Massachusetts Intermediate Municipal Bond Fund thereafter.

The aggregate of the fees paid to the Investment Adviser for each Fund is not subject to reduction as the value of the Fund's net assets increases.

Administration Agreement. Mellon Bank serves as administrator for the Funds pursuant to an Administration Agreement with the Trust. Pursuant to the Administration Agreement, Mellon Bank: supplies office facilities, data processing services, clerical, accounting and bookkeeping services, internal auditing and legal services, internal executive and administrative services, stationery and office supplies; prepares reports to shareholders, tax returns and reports to and filings with the SEC and state Blue Sky authorities; pays for transfer agency services; calculates the net asset value of Fund shares; and generally assists in all aspects of Fund operations. Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain of these administrative services.

The Funds' administration fee is calculated from the following administration fee schedule based on the level of assets of the Funds, in the aggregate:

Total Assets	Annual Fee
$0 to $6 billion	0.15%
Greater than $6 billion to $12 billion	0.12%
Greater than $12 billion	0.10%

For the fiscal years ended August 31, 2003, 2004 and 2005 (except as indicated), the administration fees paid by each Fund to the Administrator were as follows:

	Administration Fees Paid		
Funds	2003	2004	2005
Mellon Large Cap Stock Fund	$1,914,304	$2,192,708	$2,215,316
Mellon Income Stock Fund	$ 440,221	$ 370,471	$ 462,685
Mellon Mid Cap Stock Fund	$1,415,313	$1,638,938	$1,818,117
Mellon Small Cap Stock Fund	$ 604,732	$ 982,965	$1,118,908
Mellon International Fund	$ 865,369	$1,547,146	$2,116,403
Mellon Emerging Markets Fund	$ 348,853	$1,160,938	$1,669,408
Mellon Bond Fund	$1,309,763	$1,146,528	$1,124,849
Mellon Intermediate Bond Fund	$ 660,373	$ 694,602	$ 728,105
Mellon Short-Term U.S. Government Securities Fund	$ 171,985	$ 227,031	$ 226,171
Mellon National Intermediate Municipal Bond Fund	$ 957,087	$ 927,981	$ 970,968
Mellon National Short-Term Municipal Bond Fund	$ 257,582	$ 308,051	$ 285,075
Mellon Pennsylvania Intermediate Municipal Bond Fund	$1,142,111	$ 989,374	$ 905,581
Mellon Massachusetts Intermediate Municipal Bond Fund	$267,158[1]	$ 269,625	$ 297,672
Mellon Balanced Fund	$ 442,377	$ 378,173	$ 349,162
Mellon Money Market Fund	$ 144,956[2]	$ 571,452	$ 776,268
Mellon National Municipal Money Market Fund	$ 98,751[2]	$ 537,538	$ 776,922

---

[1] From September 6, 2002 (commencement of operations) through August 31, 2003.
[2] From June 2, 2003 (commencement of operations) through August 31, 2003.

Portfolio Management. The Investment Adviser manages each Fund's investments in accordance with the stated policies of the Fund, subject to the approval of the Trust's Board. The Investment Adviser is responsible for investment decisions, and provides each Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. The Investment Adviser also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Funds and for other funds advised by the Investment Adviser. Certain of the Funds' portfolio managers are employed by Mellon Bank or The Boston Company Asset Management, LLC ("TBCAM"),

each an affiliate of the Investment Adviser, as well as Dreyfus. The primary portfolio managers of the Funds, except the Money Market Funds, are as follows, and additional portfolio managers, if any, are indicated in parenthesis:

Fund	Portfolio Manager
Mellon Large Cap Stock Fund	Michael D. Weiner (D. Gary Richardson)
Mellon Income Stock Fund	D. Gary Richardson
Mellon Mid Cap Stock Fund	James C. Wadsworth (Steven A. Mozur)
Mellon Small Cap Stock Fund	Dwight E. Cowden (James C. Wadsworth)
Mellon International Fund	D. Kirk Henry and Remi J. Browne
Mellon Emerging Markets Fund	D. Kirk Henry and Remi J. Browne
Mellon Bond Fund	John F. Flahive
Mellon Intermediate Bond Fund	Lawrence R. Dunn (John F. Flahive)
Mellon Short-Term U.S. Government Securities Fund	Lawrence R. Dunn (John F. Flahive)
Mellon National Intermediate Municipal Bond Fund	John F. Flahive (Mary Collette O'Brien)
Mellon National Short-Term Municipal Bond Fund	Mary Collette O'Brien and Timothy J. Sanville
Mellon Pennsylvania Intermediate Municipal Bond Fund	John F. Flahive and Mary Collette O'Brien
Mellon Massachusetts Intermediate Municipal Bond Fund	John F. Flahive (Mary Collette O'Brien)
Mellon Balanced Fund	Michael D. Weiner and Lawrence R. Dunn (John F. Flahive)

Portfolio Manager Compensation (International Equity Funds). The portfolio managers' cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). Funding for TBCAM Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall TBCAM profitability. Therefore, all bonus awards are based initially on TBCAM's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to the target award (0-2 times target award represents a portfolio manager's range of opportunity) and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and, regardless of the portfolio manager's performance, will be subject to pool funding availability. Awards are paid in cash on an annual basis. A significant portion of the target opportunity awarded is based upon the one- and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper and Callan peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed. The portfolio managers are compensated by TBCAM or its affiliates and not by the Funds.

All portfolio managers are also eligible to participate in the TBCAM Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year cliff vesting period. The value of the award increases during the vesting period based upon the growth in TBCAM's net income (capped at 20% and with a minimum payout of the Mellon three-year CD rate).

Portfolio Manager Compensation (Domestic Equity Funds, Taxable Bond Funds and Municipal Bond Funds only). The portfolio managers' compensation is comprised of four components: (i) a market-based salary, (ii) an annual incentive compensation plan, (iii) a long term incentive plan and (iv) benefits that are offered to similarly situated employees of Mellon affiliated firms. The portfolio managers are compensated by Mellon Bank or its affiliates and not by the Funds.

The incentive compensation plan is comprised of three components: (1) portfolio performance (approximately 70%), (2) individual qualitative performance (approximately 25%) and (3) the overall performance of Mellon's Private Wealth Management group (approximately 5%). Portfolio performance is measured by one- and three-year fund and composite performance compared to the appropriate index and peer universe. The one- and three-year performance in each category is weighted at 35% and 65%, respectively. Assets are weighted according to a matrix based on the participant's job function. Individual qualitative performance measures contributions the participant makes to either the Equity Management or Fixed Income Management group, account manager/client communications and Mellon's Private Wealth Management group. Senior management may consider additional factors at its discretion.

Senior portfolio managers may be eligible to participate in the Long Term Incentive Plan of Mellon's Private Wealth Management group. A long-term incentive pool is established at the beginning of the plan year. Eighty percent of this pool is allocated to the individual participants as target awards and the remaining 20% is held in reserve until the end of the performance period (3 years). At the end of the performance period, the 20% of the award pool that has been held in reserve may be awarded to participants at management's discretion. Interest is applied to both the target awards (80%) and the reserve (20%) at the T-note rate used for Mellon's Elective Deferred Compensation Plan. Individuals participating in the Long Term Incentive Plan of Mellon's Private Wealth Management group are not eligible to receive stock options.

Investment professionals, including portfolio managers, may be selected to participate in Mellon's Long Term Profit Incentive Plan under which they may be eligible to receive options to purchase shares of stock of Mellon Financial. The options permit the investment professional to purchase a specified amount of stock at a strike price equal to the fair market value of Mellon Financial stock on the date of grant. Typically, such options vest over a set period and must be exercised within a ten-year period from the date of grant. Investment professionals may also receive restricted stock as part of their compensation. If granted, restricted stock normally vests and becomes free of restrictions after a period of three years, although the time period could vary. Generally, in the case of either options or restricted stock, if an employee voluntarily terminates employment before vesting, the unvested options and/or restricted stock are forfeited.

Additional Information about Portfolio Managers. The following table lists the number and types of other accounts advised by each Fund's primary portfolio manager and assets under management in those accounts as of August 31, 2005:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
Michael D. Weiner	2	$2.0 billion	0	$0	4	$164 million
D. Gary Richardson	1	$392 million	0	$0	0	$0
James C. Wadsworth	1	$1.5 billion	0	$0	0	$0
Dwight E. Cowden	2	$847 million	0	$0	0	$0
D. Kirk Henry	17	$7.2 billion	8	$8.6 billion	77*	$16 billion
Remi J. Browne	7	$530 million	1	$251 million	16	$1.2 billion
John F. Flahive	10	$3.4 billion	0	$0	0	$0
Lawrence R. Dunn	3	$849 million	0	$0	22	$131 million
Mary Collette O'Brien	2	$874 million	0	$0	279	$1.9 billion
Timothy J. Sanville	1	$208 million	0	$0	229	$1.4 billion

*The advisory fee for one of these accounts, which has total assets of approximately $253 million, is based on the performance of the account.

The dollar range of Fund shares beneficially owned by each Fund's primary portfolio manager are as follows as of August 31, 2005:

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
Michael D. Weiner	Mellon Large Cap Stock Fund Mellon Balanced Fund	None None
D. Gary Richardson	Mellon Income Stock Fund	None
James C. Wadsworth	Mellon Mid Cap Stock Fund	$100,001-500,000
Dwight E. Cowden	Mellon Small Cap Stock Fund	None
D. Kirk Henry	Mellon International Fund Mellon Emerging Markets Fund	None None
Remi J. Browne	Mellon International Fund Mellon Emerging Markets Fund	None None

John F. Flahive	Mellon Bond Fund
	Mellon National Intermediate
	   Municipal Bond Fund
	Mellon Pennsylvania Intermediate
	   Municipal Bond Fund
	Mellon Massachusetts Intermediate
	   Municipal Bond Fund
		None
		None
		
		None
		
		None

Lawrence R. Dunn	Mellon Intermediate Bond Fund Mellon Short-Term U.S. Government Securities Fund Mellon Balanced Fund	None None None

Mary Collette O'Brien	Mellon National Short-Term
	   Municipal Bond Fund
	Mellon Pennsylvania Intermediate
	   Municipal Bond Fund
		None
		
		None

Timothy J. Sanville	Mellon National Short-Term Municipal Bond Fund	None

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of the Investment Advisers' management of the Funds and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities as the Investment Adviser may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that

offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolios managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Funds. For these or other reasons, the portfolio manager may purchase different securities for a Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio manager may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

The Investment Adviser's and Dreyfus' respective goal is to provide high quality investment services to all of its clients, while meeting the Investment Adviser's and Dreyfus' respective fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Mellon Bank, directly and through its affiliates, maintains all accounts of Fund shareholders that maintain a qualified fiduciary, advisory, custody or other accounts with Mellon Bank, Mellon Trust of New England, N.A. ("Mellon Trust"), or their affiliates. Mellon Bank is also responsible for providing ongoing information and communication to Private Wealth Management Clients (as defined in "How to Buy Shares – General" below) regarding the Funds and their investment in the Funds.

Distributor. The Distributor, a wholly-owned subsidiary of Dreyfus, located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis

pursuant to an agreement which is renewable annually. The Distributor also acts as distributor for the funds in the Dreyfus Family of Funds.

(Dreyfus Premier shares only) The Distributor compensates certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") for selling Dreyfus Premier shares of Mellon Mid Cap Stock Fund, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (collectively, the "Dreyfus Premier Class Funds"), subject to a contingent deferred sales charge ("CDSC"). The proceeds of the CDSC and fees pursuant to the Trust's Distribution Plan (described below) with respect to Dreyfus Premier shares, in part, are used to defray these expenses. The Distributor also may act as a Service Agent and retain CDSCs and Distribution Plan fees. For purchases of Dreyfus Premier shares of Mellon Mid Cap Stock Fund, the Distributor generally will pay Service Agents on new investments made through such Service Agents 4% of the net asset value of Dreyfus Premier shares purchased by their clients, and for purchases of Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, the Distributor generally will pay Service Agents on new investments made through such Service Agents 3% of the net asset value of Dreyfus Premier shares purchased by their clients.

For the fiscal years ended August 31, 2003, 2004 and 2005 (except as indicated), the amounts retained by the Distributor for the Dreyfus Premier Class Funds from CDSCs, with respect to Dreyfus Premier shares, are set forth below:

Funds	2003	2004	2005
Mellon Mid Cap Stock Fund	$40,136[1]	$25,130	$18,356
Mellon National Intermediate Municipal Bond Fund	$14,190[2]	$18,148	$13,206
Mellon Massachusetts Intermediate Municipal Bond Fund	$ 3,352[3]	$ 5,269	$16,517

_____

[1] From the close of business on September 6, 2002 (commencement of initial offering of class) through August 31, 2003.

[2] From the close of business on October 11, 2002 (commencement of initial offering of class) through August 31, 2003.

[3] From the close of business on September 6, 2002 (commencement of initial offering of class) through August 31, 2003.

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in shares of Dreyfus Premier Class Funds by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The

Distributor will pay such fees from its own funds, other than amounts received from a Dreyfus Premier Class Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Investment Adviser or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Dreyfus Premier Class Funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees and other expenses paid by a Dreyfus Premier Class Fund. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid to Service Agents for inclusion of the Dreyfus Premier Class Funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a Service Agent to recommend or sell shares of a Dreyfus Premier Class Fund to you. Please contact your Service Agent for details about any payments it may receive in connection with the sale of shares of Dreyfus Premier Class Funds or the provision of services to the Dreyfus Premier Class Funds.

From time to time, the Investment Adviser or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Custodian. Mellon Bank, an affiliate of Dreyfus, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as custodian for the investments of each Fund, except Mellon International Fund and Mellon Emerging Markets Fund. Mellon Trust, One Boston Place, Boston, Massachusetts 02108, an affiliate of Dreyfus, acts as custodian for the investments of Mellon International Fund and Mellon Emerging Markets Fund. Under the custody agreements with the Trust, the custodians hold the Funds' portfolio securities and keep all necessary accounts and records. For its custody services, each custodian receives a monthly fee based on the market value of a Fund's assets held in custody and receives certain securities transaction charges.

Transfer and Dividend Disbursing Agent. Dreyfus Transfer, Inc., (the "Transfer Agent"), a wholly-owned subsidiary of Dreyfus, 200 Park Avenue, New York, New York 10166, is each Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Trust, the Transfer Agent arranges for the maintenance of shareholder account records for the Trust, the handling of certain communications between shareholders and the Funds and the payment of dividends and distributions payable by the Funds. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Trust during the month, and is reimbursed for certain out-of-pocket expenses.

Expenses. The Trust has adopted a Shareholder Services Plan with respect to the Investor class of each Fund. Under the Shareholder Services Plan, each Fund pays the

Distributor for the provision of certain shareholder services to holders of Investor shares of such Fund a fee at the annual rate of 0.25% of the value of the average daily net assets attributable to Investor shares.

The Trust has adopted the Shareholder Services Plan and a Distribution Plan under Rule 12b-1 of the 1940 Act with respect to Dreyfus Premier shares of each Dreyfus Premier Class Fund. Under the Shareholder Services Plan, each Dreyfus Premier Class Fund pays the Distributor for the provision of certain shareholder services to holders of Dreyfus Premier shares a fee at the annual rate of 0.25% of the value of the average daily net assets attributable to such Dreyfus Premier shares. Mellon Mid Cap Stock Fund also pays the Distributor a fee at the annual rate of 0.75% of the value of the average daily net assets of its Dreyfus Premier shares, and each of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund also pays the Distributor a fee at an annual rate of 0.50% of the value of the Fund's average daily net assets attributable to such Dreyfus Premier shares, for distributing Dreyfus Premier shares under the Distribution Plan. See "Distribution and Shareholder Services Plan" below.

The Investment Adviser and Mellon Bank bear all expenses in connection with the performance of their services under the Investment Advisory Agreement and Administration Agreement, respectively. All other expenses to be incurred in the operation of the Funds are borne by the Funds, except to the extent specifically assumed by the Investment Adviser or Mellon Bank.

HOW TO BUY SHARES

General. The Funds, other than the Dreyfus Premier Class Funds, offer two classes of shares - Class M shares and Investor shares. Dreyfus Premier Class Funds offer three classes of shares - Class M shares, Investor shares and Dreyfus Premier shares. Class M shares, Investor shares and Dreyfus Premier shares differ as to the shareholder services offered to and the expenses borne by each class.

Class M shares are generally offered only to: (1) Private Wealth Management clients of Mellon that maintain qualified fiduciary, custody, advisory or other accounts with Mellon Bank or Mellon Trust, or their affiliates ("Private Wealth Management Clients"), with such qualified fiduciary, custody, advisory or other accounts sometimes being referred to herein as "Qualified Accounts"; (2) Mellon Balanced Fund, for investments by that Fund; (3) Trustees of the Trust; and (4) former shareholders of each other fund advised by the Investment Adviser or its affiliates that was reorganized into a Fund (each such other fund is hereinafter referred to as a "Reorganized Fund") who received MPAM shares (now designated Class M shares) of a Fund pursuant to the reorganization and who, therefore, are permitted to continue to purchase and hold Class M shares of such Fund, to exchange into Class M shares of other Funds, and to purchase additional Class M shares of Funds into which they exchange. In addition, holders of shares of a Fund who were not Private Wealth Management Clients on July 10, 2001 ("Existing Individual Clients") are eligible to continue to purchase Class M shares of that Fund, for their then-existing accounts in that Fund ("Existing Accounts") to exchange into Class M shares of other Funds, and to purchase additional Class M shares of Funds into which they exchange.

Investor shares are generally offered only to: (1) Private Wealth Management Clients who terminate their relationship with Mellon Bank or Mellon Trust, or their affiliates, and who wish to continue to hold Fund shares; (2) individuals or entities who are not Private Wealth Management Clients, who receive a transfer of Fund shares from a Private Wealth Management Client (except that Existing Individual Clients would receive Class M shares if the transfer was to their Existing Accounts, as noted above); and (3) former shareholders of a Reorganized Fund who received Investor shares of a Fund pursuant to the reorganization and who, therefore, are permitted to continue to purchase and hold Investor shares of such Fund, to exchange into Investor shares of other Funds, and to purchase additional Investor shares of Funds into which they exchange. Such persons and entities described in the preceding provisions (1), (2) and (3) are sometimes referred to collectively herein as "Individual Clients." Investor shares also may be offered to brokerage clients of Mellon Private Wealth Advisors ("MPWA"), a division of MBSC, LLC, an indirect subsidiary of Mellon ("MPWA Brokerage Accounts"), and to certain employee benefit plans, including pension, profit-sharing and other deferred compensation plans, that are approved by Mellon's Private Wealth Management group to invest in one or more Funds, that are not Private Wealth Management Clients and that are serviced by an administrator or recordkeeper with which the Investment Adviser and/or certain of its affiliates have entered into an agreement ("Qualified Employee Benefit Plans").

Dreyfus Premier shares are generally offered only to former shareholders of a Reorganized Fund who received Dreyfus Premier shares of a Fund pursuant to the reorganization and who, therefore, are permitted to continue to purchase and hold Dreyfus Premier shares of such Fund, to exchange into Dreyfus Premier shares of another Dreyfus Premier Class Fund or into Class B shares of another fund managed by the Investment Adviser or its affiliates, and to purchase additional shares of the same class of such funds into which they exchange. Dreyfus Premier shares are not available to new investors.

Class M shares owned by Private Wealth Management Clients will be held in omnibus accounts, or separate accounts, with the Funds' Transfer Agent ("Mellon Accounts"). Class M shares held by persons other than Private Wealth Management Clients, Investor shares owned by Individual Clients and Dreyfus Premier shares will be held in separate accounts ("Individual Accounts"). Fund shares owned by MPWA Brokerage Clients also will be held in separate accounts ("MPWA Brokerage Accounts"). Investor shares owned by participants in Qualified Employee Benefit Plans generally will be held in accounts maintained by an administrator or recordkeeper retained by the plan sponsor ("Qualified Employee Benefit Plan Accounts") and records relating to these accounts generally will not be maintained by Dreyfus, Mellon Bank or their affiliates. Unless otherwise instructed, new purchases by existing shareholders are in the same class of Fund shares that the shareholder then holds. Shares are sold without an initial sales charge. A CDSC is imposed, however, on certain redemptions of Dreyfus Premier shares as described in the Dreyfus Premier Class Prospectus and under "How to Redeem Shares - Contingent Deferred Sales Charge - Dreyfus Premier Shares" below. You will be charged a fee if an investment check is returned unpayable. The Funds reserve the right to reject any purchase order.

Mellon Money Market Fund and Mellon National Municipal Money Market Fund may be used as "sweep vehicles" for cash held in Qualified Accounts. Any such investments in

Mellon Money Market Fund and Mellon National Intermediate Municipal Money Market Fund Account must be in the respective Fund's Class M shares.

As discussed under "Management Arrangements-Distributor," Service Agents may receive revenue sharing payments from the Investment Adviser or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Dreyfus Premier Class Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Dreyfus Premier Class Fund shares or the provision of services to a Dreyfus Premier Class Fund.

There is no minimum initial or subsequent investment requirement for holders of Mellon Accounts. Private Wealth Management Clients may transfer Class M shares to other existing Private Wealth Management Clients for their Mellon Accounts. Private Wealth Management Clients also may transfer shares from a Mellon Account to persons or entities that are not Private Wealth Management Clients to be held in Individual Accounts or MPWA Brokerage Accounts. At the time of any such transfer (other than a transfer to an Existing Individual Client for their Existing Accounts), the shares transferred will be automatically converted into Investor shares of equivalent value (at the time of the conversion) and, accordingly, the recipient will receive Investor shares. Private Wealth Management Clients who terminate their relationship with Mellon Bank or Mellon Trust, or their affiliates, but who wish to continue to hold Fund shares may only do so by requesting the establishment of Individual Accounts or MPWA Brokerage Accounts, and their Class M shares generally will be converted into Investor shares. The conversion of such shareholders' Class M shares into Investor shares will be at the equivalent net asset value per share ("NAV") of each class at the time of the conversion. Any subsequent investments by such transferees or former Private Wealth Management Clients who received Investor shares from the conversion of Class M shares must be in Investor shares.

Initial investments in Individual Accounts must be accompanied by an Account Application. For Individual Accounts, the minimum initial investment, with respect to Class M shares and Investor shares, is $10,000, and subsequent investments must be at least $100. Dreyfus Premier shares are not available to new investors. Persons who hold Fund shares through Mellon Accounts or MPWA Accounts should contact their account officer or financial advisor, respectively, to purchase Fund shares.

To make subsequent investments to an IRA or other retirement account, investors must fill out an investment slip and include their account number on the check, indicating the year the contribution is for. Subsequent investments to an IRA or other retirement account may also be made by wire by your bank and by electronic check. Your bank must send your investment to the Fund's Custodian with the following information: ABA #, DDA #, the fund name, the share class, the account number, name of investor, the contribution year and dealer number, if applicable. For a subsequent investment by electronic check, "569" must be inserted before your 14-digit account number.

The entity acting as custodian for Keogh Plans, IRAs and other retirement plans, including Qualified Employee Benefit Plans, may charge a fee, the payment of which could

result in the liquidation of shares. All fees charged are described in the appropriate form. You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and you should consult a tax adviser.

Management understands that Mellon Bank, Mellon Trust, or their affiliates may impose certain conditions on Private Wealth Management Clients, MPWA may impose certain conditions on MPWA Brokerage Clients and the plan sponsor may impose certain conditions on Qualified Employee Benefit Plan Accounts, respectively, that are different from those described in the Class M and Investor Class Prospectus and this SAI, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. Holders of Mellon Accounts, MPWA Brokerage Accounts or Qualified Employee Benefit Plan Accounts should consult their account officer, financial advisor or plan sponsor (employer or employer organization or both), respectively, in this regard.

Persons who hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator to purchase, sell (redeem) and exchange Fund shares and to determine the shareholder services available to them with respect to their Fund shares. The policies, fees and shareholder services applicable to these accounts may differ from those described in this SAI, and different minimum investments or limitations on buying, selling and exchanging shares may apply.

Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Dreyfus Premier Class Prospectus and this SAI, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees which would be in addition to any amounts which might be received under the Trust's Distribution and Shareholder Services Plans. Each Service Agent has agreed to transmit to its clients a schedule of such fees. You should consult a representative of your financial institution for further information.

Approximately six years after the date of purchase, Dreyfus Premier shares of a Dreyfus Premier Class Fund automatically will convert to Investor shares of the same Dreyfus Premier Class Fund, based on the relative NAV for shares of each such class. For purposes of calculating such six-year period with respect to a Dreyfus Premier Class Fund, any Dreyfus Premier shares of such a Fund issued to a former shareholder of a Reorganized Fund pursuant to a reorganization will be deemed to have been purchased by such shareholder at the time of purchase of the shares of the Reorganized Fund. Dreyfus Premier shares that have been acquired through reinvestment of dividends and distributions, including any shares of a Reorganized Fund acquired through reinvestment of dividends and distributions, will be converted on a pro rata basis together with other Dreyfus Premier shares, in the proportion that a shareholder's Dreyfus Premier shares converting to Investor shares bears to the total Dreyfus Premier shares not acquired through the reinvestment of dividends and distributions.

Class M shares, Investor shares and Dreyfus Premier shares are sold on a continuous basis at NAV next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of a Fund.

NAV is determined as of the close of trading on the floor of the New York Stock Exchange (the "NYSE") (usually 4:00 p.m. Eastern time), on each day the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each class is computed by dividing the value of a Fund's net assets represented by such class (i.e., the value of its assets less liabilities) by the total number of shares of such class outstanding. The Fund's investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the Trust's Board. Certain securities may be valued by an independent pricing service approved by the Trust's Board and are valued at fair value as determined by the pricing service. For information regarding the methods employed in valuing each Fund's investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of regular trading on the floor of the NYSE (usually 4:00 p.m., Eastern time) on a business day, shares of a Fund will be purchased at the NAV determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of regular trading on the floor of the NYSE on the next business day, except where Dreyfus Premier shares are purchased through a dealer as described below.

(Dreyfus Premier Class Funds only) Orders for the purchase of a Fund's Dreyfus Premier shares received by dealers by the close of trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the orders will be based on the next determined NAV. It is the dealers' responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

TeleTransfer Privilege. Holders of Individual Accounts may purchase Fund shares by telephone or online through the *TeleTransfer* Privilege if they have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and the holder's Fund account. Only a bank account maintained in a domestic financial institution which is an ACH member may be so designated.

TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the share price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are

open for regular business, or on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the share price determined on the next bank business day following such purchase order. To qualify to use the *TeleTransfer* Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How To Redeem Shares - *TeleTransfer* Privilege."

In-Kind Purchases. If the following conditions are satisfied, a Fund may at its discretion, permit the purchase of shares through an "in-kind" exchange of securities. Any securities exchanged must meet the investment objective, policies and limitations of the applicable Fund, must have a readily ascertainable market value, must be liquid and must not be subject to restrictions on resale. The market value of any securities exchanged, plus any cash, must be at least equal to $25,000. Shares purchased in exchange for securities generally cannot be redeemed for fifteen days following the exchange in order to allow time for the transfer to settle.

The basis of the exchange will depend upon the relative NAVs of the shares purchased and securities exchanged. Securities accepted by a Fund will be valued in the same manner as the Fund values its assets. Any interest earned on the securities following their delivery to a Fund and prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription or other rights attached to the securities become the property of the Fund, along with the securities. For further information about "in-kind" purchases, Private Wealth Management Clients may call 1-888-281-7350, holders of Class M shares and Investor shares in Individual Accounts (other than MPWA Brokerage Clients) may call 1-800-645-6561, holders of Dreyfus Premier shares may call 1-800-554-4611, MPWA Brokerage Clients may call 1-800-830-0549 - Option 2 and participants in Qualified Employee Benefit Plans may call 1-877-774-0327.

DISTRIBUTION AND SHAREHOLDER SERVICES PLANS

Investor shares of each Fund are subject to annual fees for shareholder services, and Dreyfus Premier shares of Dreyfus Premier Class Funds are subject to annual fees for distribution and shareholder services.

The SEC has adopted Rule 12b-1 under the 1940 Act (the "Rule") regulating the circumstances under which investment companies such as the Trust may, directly or indirectly, bear the expenses of distributing their shares. The Rule defines distribution expenses to include expenditures for "any activity which is primarily intended to result in the sale of fund shares." The Rule, among other things, provides that an investment company may bear such expenses only pursuant to a plan adopted in accordance with the Rule.

Shareholder Services Plan - Investor Shares and Dreyfus Premier Shares. Each Fund has adopted a Shareholder Services Plan with respect to its Investor shares, and each Dreyfus Premier Class Fund has adopted the Shareholder Services Plan with respect to its Dreyfus Premier shares. Under the Shareholder Services Plan, each Fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of 0.25% of the

value of the average daily net assets attributable to Investor shares, and each Dreyfus Premier Class Fund pays the Distributor for the provision of certain services to holders of Dreyfus Premier shares a fee at an annual rate of 0.25% of the value of the average daily net assets attributable to Dreyfus Premier shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a Fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder service fees it collects from each Fund to compensate Service Agents in respect of these services. The Distributor determines the amounts, if any, to be paid to Service Agents under the Shareholder Services Plan and the basis on which such payments are made. With regard to such services, each Service Agent is required to disclose to its clients any compensation payable to it by the Fund and any other compensation payable by its clients in connection with the investment of their assets in Investor shares or Dreyfus Premier shares.

The Shareholder Services Plan is not adopted pursuant to the Rule, and the fee under the Shareholder Services Plan is intended to be a "service fee" as defined under the Conduct Rule of the National Association of Securities Dealers, Inc.

For the fiscal year ended August 31, 2005, the fees paid by each Fund, with respect to its Investor shares, to the Distributor pursuant to the Shareholder Services Plan were as follows:

Funds	Shareholder Services Plan Fees Paid
Mellon Large Cap Stock Fund	$ 8,847
Mellon Income Stock Fund	$ 2,442
Mellon Mid Cap Stock Fund	$ 61,084
Mellon Small Cap Stock Fund	$ 10,204
Mellon International Fund	$ 5,696
Mellon Emerging Markets Fund	$ 12,246
Mellon Bond Fund	$ 7,231
Mellon Intermediate Bond Fund	$ 1,163
Mellon Short-Term U.S. Government Securities Fund	$ 25
Mellon National Intermediate Municipal Bond Fund	$ 71,564
Mellon National Short-Term Municipal Bond Fund	$ 373
Mellon Pennsylvania Intermediate Municipal Bond Fund	$ 8,938
Mellon Massachusetts Intermediate Municipal Bond Fund	$ 27,406
Mellon Balanced Fund	$ 2,838
Mellon Money Market Fund	$ 819
Mellon National Municipal Money Market Fund	$ 924

For the fiscal year ended August 31, 2005, the fees paid by each indicated Fund, with respect to its Dreyfus Premier shares, to the Distributor pursuant to the Shareholder Services Plan were as follows:

Funds	Shareholder Services Plan Fees Paid
Mellon Mid Cap Stock Fund	$ 21,910
Mellon National Intermediate Municipal Bond Fund	$ 13,200
Mellon Massachusetts Intermediate Municipal Bond Fund	$ 759

Distribution Plan - Dreyfus Premier Shares. The Trust has adopted a Distribution Plan under the Rule for Dreyfus Premier shares, pursuant to which Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of 0.75% of the value of the Fund's average daily net assets attributable to Dreyfus Premier shares, and each of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund pays the Distributor a fee at an annual rate of 0.50% of the value of the Fund's average daily net assets attributable to Dreyfus Premier shares, for distributing Dreyfus Premier shares. The Distributor may pay one or more Service Agents for distributing Dreyfus Premier shares, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made.

For the fiscal year ended August 31, 2005, the fees paid by each indicated Fund, with respect to its Dreyfus Premier shares, to the Distributor pursuant to the Distribution Plan were as follows:

Funds	Distribution Plan Fees Paid
Mellon Mid Cap Stock Fund	$ 65,730
Mellon National Intermediate Municipal Bond Fund	$ 26,400
Mellon Massachusetts Intermediate Municipal Bond Fund	$ 1,518

Shareholder Services Plan and Distribution Plan - General. The Trustees of the Trust believe that there is a reasonable likelihood that the Shareholder Services Plan will benefit each Fund and the holders of its Investor shares and each Dreyfus Premier Class Fund and the holders of its Dreyfus Premier shares and that the Distribution Plan will benefit each Dreyfus Premier Class Fund and the holders of its Dreyfus Premier shares.

A quarterly report of the amounts expended under the Shareholder Services Plan and the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Trustees for their review. The Shareholder Services Plan provides that material amendments must be approved by the Board and by the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan provides that it may not be amended to increase materially the cost that Dreyfus Premier shares of a Fund may bear pursuant to the Distribution Plan without the approval of the holders of a majority of the Fund's outstanding voting shares of Dreyfus Premier shares. Under the Distribution Plan, other material

amendments of the Plan must be approved by the Board and by the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Distribution Plan, or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan and the Distribution Plan are subject to annual approval by such vote of the Trustees cast in person at a meeting called for the purpose of voting on each Plan. The Shareholder Services Plan and the Distribution Plan may be terminated at any time by vote of a majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the relevant Plan or in any agreements entered into in connection with the relevant Plan or by vote of the holders of a majority of Investor shares or Dreyfus Premier shares, with respect to the Shareholder Services Plan, or of Dreyfus Premier shares, with respect to the Distribution Plan.

A Service Agent entitled to receive compensation for selling and servicing a Fund's shares may receive different compensation with respect to one class of shares over another. Potential investors should read this SAI in light of the terms governing Selling Agreements ("Agreements") with their Service Agents. The fees payable under each Plan described above are payable without regard to actual expenses incurred. The Funds and the Distributor may suspend or reduce payments under either Plan at any time, and payments are subject to the continuation of the Plans and the Agreements described above. From time to time, the Service Agents, the Distributor and the Funds may voluntarily agree to reduce the maximum fees payable under the Plans.

HOW TO REDEEM SHARES

General. If you hold a Fund's shares of more than one class, any request for redemption must specify the class of shares being redeemed. If you fail to specify the class of shares to be redeemed or if you own fewer shares of the class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions.

The Funds impose no charges (other than any applicable CDSC for Dreyfus Premier shares) when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. The value of the shares redeemed may be more or less than their original cost, depending upon a Fund's then-current NAV per share.

A Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased a Fund's shares by check, by *TeleTransfer* or through Automatic Asset Builder and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, a Fund will not honor redemption checks ("Checks") under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the *TeleTransfer* Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the *TeleTransfer* purchase or the Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request.

Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Procedures. Persons who hold Fund shares through Mellon Accounts or MPWA Brokerage Accounts should contact their account officer or financial advisor, respectively, and persons who hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator, to redeem Fund shares.

Holders of Individual Accounts may redeem a Fund's shares by using the regular redemption procedure through the Transfer Agent, or through the Telephone Redemption Privilege or the Checkwriting Privilege (for those share classes of the relevant Funds for which the Checkwriting Privilege applies), which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Telephone Redemption Privilege and the Checkwriting Privilege may be established for an existing Individual Account by a separate signed Shareholder Services Form or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. Holders of Individual Accounts also may redeem shares through the Wire Redemption Privilege or the *TeleTransfer* Privilege if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholders Services Form with the Transfer Agent. Holders of IRA and other retirement accounts may redeem a Fund's shares by writing a letter of instruction, which must include the shareholder's account number and fund name, the dollar amount to sell, how and where to send the proceeds, whether the distribution is qualified or premature, and whether the 10% TEFRA should be withheld. A signature-guarantee is required. To obtain information with respect to signature-guarantees, holders of Class M shares and Investor shares should call 1-800-645-6561, and holders of Dreyfus Premier shares should call 1-800-554-4611. To request instructions to establish the Automatic Withdrawal Plan for a Keogh, IRA or other retirement account, holders of Class M shares and Investor shares should call 1-800-645-6561, and holders of Dreyfus Premier shares should call 1-800-554-4611. If you are a client of certain Service Agents ("Selected Dealers"), you may redeem shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents and institutions. Each Dreyfus Premier Class Fund makes available to certain large institutions the ability to issue redemption instructions with respect to its Dreyfus Premier shares through compatible computer facilities. The Funds reserve the right to refuse any request made by telephone or online, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. A Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs, or other retirement plans are not eligible for the Checkwriting, Wire Redemption, Telephone Redemption or *TeleTransfer* Privileges.

The Telephone Redemption Privilege, *TeleTransfer* Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone or online instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to

confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither a Fund nor the Transfer Agent will be liable for following telephone or online instructions reasonably believed to be genuine.

During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or an exchange of a Fund's shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, a Fund's NAV may fluctuate.

Redemption Through a Selected Dealer. (Dreyfus Premier Shares only) Customers of Selected Dealers may make redemption requests with respect to Dreyfus Premier shares of a Dreyfus Premier Class Fund to their Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of regular trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of regular trading on the floor of the NYSE, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of Dreyfus Premier shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the NYSE on any business day on which the NYSE is open for regular business and transmitted to the Distributor or its designee prior to the close of its business day (normally 5:15 p.m., Eastern time) are effected at the price determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the Fund shares will be redeemed at the next determined NAV. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Contingent Deferred Sales Charge - Dreyfus Premier Shares. A CDSC payable to the Distributor is imposed on any redemption of Dreyfus Premier shares which reduces the current NAV of your Dreyfus Premier shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Dreyfus Premier shares of a Dreyfus Premier Class Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the NAV of the Dreyfus Premier shares redeemed does not exceed (i) the current NAV of Dreyfus Premier shares acquired through reinvestment of dividends or other distributions, plus (ii) increases in the NAV of Dreyfus Premier shares above the dollar amount of all your payments for the purchase of Dreyfus Premier shares of a Dreyfus Premier Class Fund held by you at the time of redemption. For purposes of calculating the CDSC with respect to a Dreyfus Premier Class Fund, any Dreyfus Premier shares of a Reorganized Fund will be deemed to have been purchased by such shareholder at the time of purchase of the shares of the Reorganized Fund and payments for the purchase of Dreyfus Premier shares will be deemed to include purchase

payments made by such shareholder for the shares of that fund. To the extent a portion of the shares of that Reorganized Fund held by such shareholder were acquired through the reinvestment of dividends or capital gain distributions, the same proportion of Dreyfus Premier shares issued to such shareholder pursuant to the reorganization will be deemed to have been acquired through the reinvestment of dividends or capital gain distributions.

If the aggregate value of the Dreyfus Premier shares redeemed has declined below their original cost as a result of the relevant Dreyfus Premier Class Fund's performance, a CDSC may be applied to the then-current NAV rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Dreyfus Premier shares, including any time they were held in a Reorganized Fund, until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Dreyfus Premier shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Dreyfus Premier shares of Mellon Mid Cap Stock Fund:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
Up to 2 years	4.00%
2 - 4 years	3.00%
4 - 5 years	2.00%
5 - 6 years	1.00%

The following table sets forth the rates of the CDSC for Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
Up to 2 years	3.00%
2 - 4 years	2.00%
4 - 5 years	1.00%
5 - 6 years	0.00%

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in NAV of Dreyfus Premier shares above the total amount of payments for the purchase of Dreyfus Premier shares made during the preceding six years; then of amounts representing the cost of such shares purchased six years prior to the redemption; and finally, of amounts representing the cost of such shares held for the longest period of time within the applicable six-year period. The time period that you held Class B shares of a Reorganized Fund will be applied to the calculation of the CDSC to be imposed on your sale of the Dreyfus Premier shares of the corresponding Dreyfus Premier Class Fund.

For example, assume an investor purchased 100 shares of Mellon Mid Cap Stock Fund at $10 per share for a cost of $1,000 and that the Fund's CDSC rate is 4% in the second year after purchase. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the NAV has appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

In another example, assume an investor purchased 100 shares of Mellon National Intermediate Bond Fund or Mellon Massachusetts Intermediate Municipal Bond Fund at $10 per share for a cost of $1,000 and that the Fund's CDSC rate is 3% in the second year after purchase. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the NAV has appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 3% (the applicable rate in the second year after purchase) for a total CDSC of $7.20.

For purposes of determining the applicable CDSC payable with respect to redemption of Dreyfus Premier shares of a Dreyfus Premier Class Fund where such shares were acquired through exchange of Dreyfus Premier shares of another fund advised by Dreyfus, the year since purchase payment was made is based on the date of purchase of the original Dreyfus Premier shares of the fund exchanged.

<u>Waiver of CDSC</u>. The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with a Dreyfus Premier Class Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70½ in the case of an IRA or Keogh plan or

custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Trust's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Dreyfus Premier Class Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Dreyfus Premier Class Prospectus or this SAI at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Checkwriting Privilege. (Taxable Bond Funds, Municipal Bond Funds and Money Market Funds only) Holders of Individual Accounts, with respect to Class M shares and Investor shares only, of Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Money Market Fund and Mellon National Municipal Money Market Fund may write Checks drawn on their Fund accounts. The Funds provide Checks automatically upon opening an account, unless the investor specifically refuses the Checkwriting Privilege by checking the applicable "No" box on the Account Application. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks are drawn on the investor's Fund account and may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause a Fund to redeem a sufficient number of full and fractional shares in the investor's account to cover the amount of the Check. Potential fluctuations in the NAV of a Taxable Bond Fund or Municipal Bond Fund should be considered in determining the amount of a Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

If the amount of the Check is greater than the value of the shares in an investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account. Checks are free but the Transfer Agent will impose a fee for stopping payment of a Check upon request or if the Transfer Agent cannot honor a Check because of insufficient funds or other valid reason. Investors should date Checks with the current date when writing them. Please do not postdate Checks. If Checks are postdated, the Transfer Agent will honor, upon presentment, even if presented before the date of the Check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

The Checkwriting Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions. Any

Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

Wire Redemption Privilege. Holders of Individual Accounts may redeem Fund shares by wire. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, a Fund will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds (minimum $1,000 and maximum $150,000 per day; $500,000 for joint accounts every 30 days) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Signatures."

Reinvestment Privilege. (Dreyfus Premier Shares only) Upon written request, you may reinvest up to the number of Dreyfus Premier shares you have redeemed, within 45 days of redemption, at the then-prevailing NAV, or reinstate your account for the purpose of exercising Fund exchanges. Upon reinstatement, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

TeleTransfer Privilege. Holders of Individual Accounts may request by telephone or online that redemption proceeds be transferred between their Fund account and their bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. Holders of jointly registered Individual Accounts or bank accounts may redeem through the *TeleTransfer* Privilege for transfer to their bank account not more than $500,000 within any 30-day period. You should be aware that if you have selected the *TeleTransfer* Privilege, any request for a *TeleTransfer* transaction will be affected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "How to Buy Shares – *TeleTransfer* Privilege."

Signatures. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations as well as from participants in the NYSE Medallion Signature Program, the Securities Transfer Agents Medallion Program and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-

Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, Individual Account Holders of Class M shares and Investor shares should call 1-800-645-6561 and holders of Dreyfus Premier shares should call 1-800-554-4611.

Redemption Commitment. The Trust has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount, the Trust's Trustees reserve the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as each Fund's portfolio is valued. If the recipient sold such securities, brokerage charges might be incurred.

Suspension of Redemptions. The right to redeem Fund shares may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings); (b) when trading in the markets a Fund ordinarily utilizes is restricted or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable; or (c) for such other periods as the SEC, by order, may permit to protect a Fund's shareholders.

SHAREHOLDER SERVICES

General. The following shareholder services are available only to holders of Investor shares in Individual Accounts, holders of Dreyfus Premier shares and certain Individual Account holders of Class M shares.

Fund Exchanges. Holders of Class M shares or Investor shares can generally exchange such shares of a Fund worth $500 or more into shares of the same class of any other Fund, to the extent such shares are offered for sale in their state of residence. Holders of Dreyfus Premier shares can exchange shares of a Dreyfus Premier Class Fund worth $500 or more into the Dreyfus Premier share class of another Dreyfus Premier Class Fund or into Class B shares of certain funds managed by the Investment Adviser or its affiliates, to the extent such shares are offered for sale in their state of residence. Shares of funds subject to a CDSC that are exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased. Shares of the same Class of such funds purchased will be purchased on the basis of relative NAV per share.

Investor shares of each Fund and Dreyfus Premier shares subject to a CDSC also may be exchanged for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange

Account"). With respect to Investor shares exchanged into an Exchange Account, exchanges of shares from the Exchange Account only can be made into the Investor share class of a Fund. With respect to Dreyfus Premier shares exchanged into an Exchange Account, exchanges of shares from the Exchange Account only can be made into the Dreyfus Premier share class of a Dreyfus Premier Class Fund or into Class B shares of certain other funds managed or administered by the Investment Adviser or its affiliates. With respect to Dreyfus Premier shares, no CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Auto-Exchange Privilege, Dividend Sweep and the Automatic Withdrawal Plan.

To request an exchange, holders of Mellon Accounts must contact their account officer and holders of Individual Accounts, or their Service Agent acting on their behalf, must give exchange instructions to the Transfer Agent in writing, by telephone or online. Before any exchange, you must obtain and should review a copy of the current prospectus of the Fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. For Individual Accounts, shares being exchanged must have a current value of at least $500, and each Fund account, including those established through exchanges, must continue to meet the minimum account balance requirement of $10,000, with respect to Class M shares and Investor shares, and $500, with respect to Dreyfus Premier shares. The ability to issue exchange instructions by telephone or online is given to all holders of Individual Accounts automatically, unless the account holder checks the relevant "No" box on the Account Application, indicating that this privilege is specifically refused. The Telephone Exchange Privilege may be established for an existing Individual Account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares, or by oral request from any of the authorized signatories on the account, also by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic instructions from any person representing himself or herself to be the investor and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone and online exchanges permitted. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the SEC. In addition, you may be subject to a higher CDSC if you exchange into any fund that has a higher CDSC than does a Dreyfus Premier Class Fund.

Exchanges of a Fund's shares held by a tax-exempt retirement plan may be made only between the investor's retirement plan account in one Fund and such investor's retirement plan account in another Fund.

During times of drastic economic or market conditions, a Fund may suspend Fund exchanges temporarily without notice and treat exchange requests based on their separate components - redemption orders with a simultaneous request to purchase the other Fund's shares. In such a case, the redemption request would be processed at the Fund's next determined NAV but the purchase order would be effective only at the NAV next determined after the Fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Auto-Exchange Privilege (Individual Accounts only). The Auto-Exchange Privilege permits an investor to regularly purchase on a semi-monthly, monthly, quarterly or annual basis, in exchange for Class M shares or Investor shares of a Fund, shares of the same class of another Fund of which the investor is a shareholder and, in exchange for Dreyfus Premier shares of a Dreyfus Premier Class Fund, shares of the same class of another Dreyfus Premier Class Fund or Class B shares of certain funds managed by the Investment Adviser or its affiliates. The amount the investor designates, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule the investor has selected. This Privilege is available only for existing accounts. With respect to a Fund's shares held by a tax-exempt retirement plan, exchanges may be made only between the investor's retirement plan account in one Fund and such investor's retirement plan account in another Fund. Shares will be exchanged on the basis of relative NAV per share as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if the investor's account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRAs and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

The right to exercise this Privilege may be modified or canceled by a Fund or the Transfer Agent. Holders of Class M shares and Investor shares may modify or cancel their exercise of this Privilege at any time by mailing written notification to Mellon Funds, P.O. Box 55268, Boston, MA 02205-8502, and holders of Dreyfus Premier shares may modify or cancel their exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 55268, Boston, MA 02205-8502. A Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds eligible to participate in this Privilege, or to obtain an Exchange Authorization Form, holders of Class M shares and Investor shares, please call toll free 1-800-645-6561 and holders of Dreyfus Premier shares, please call toll free 1-800-554-4611.

Fund exchanges and the Auto-Exchange Privilege are available to holders of Individual Accounts resident in any state in which shares of a Fund being acquired may legally be sold. Shares may be exchanged only between accounts having identical names and other identifying designations. The exchange of shares of one Fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange and, therefore, an exchanging shareholder (other than a tax-exempt retirement plan) may realize a taxable gain or loss.

The Funds reserve the right to reject any exchange request in whole or in part. The Fund's exchange service or the Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Automatic Asset Builder (Individual Accounts only). Automatic Asset Builder permits the holder of an Individual Account to purchase a Fund's shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. A Fund's shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. To establish an Automatic Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. Holders of Class M shares and Investor shares may cancel their participation in this Privilege or change the amount of purchase at any time by mailing written notification to the Mellon Funds, P.O. Box 55268, Boston, MA 02205-8502, holders of Dreyfus Premier shares may cancel their participation in this Privilege or change the amount of purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 55268, Boston, MA 02205-8502, and the notification will be effective three business days following receipt. A Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Automatic Withdrawal Plan (Individual Accounts only). The Automatic Withdrawal Plan permits the holder of an Individual Account with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of a Fund's shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and other distributions, the investor's shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent.

No CDSC with respect to Dreyfus Premier shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Dreyfus Premier shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC.

Particular tax-exempt retirement plans may permit certain participants to establish an automatic withdrawal plan from such retirement plans. Participants should consult their retirement plan sponsor and tax adviser for details. Such a withdrawal plan is different from the Automatic Withdrawal Plan.

Dividend Options (Individual Accounts only). Dividend Sweep allows holders of Individual Accounts to invest automatically their dividends or dividends and other distributions,

if any, from Class M shares and Investor shares of a Fund in shares of the same class of another Fund, and from Dreyfus Premier shares of a Dreyfus Premier Class Fund into Dreyfus Premier shares of another Dreyfus Premier Class Fund or Class B shares of certain funds managed by the Investment Adviser or its affiliates, of which the investor is a shareholder. The applicable CDSC, if any, will be imposed upon the redemption of such shares. Shares of such other funds purchased pursuant to this Privilege will be purchased on the basis of relative NAV per share.

Dividend ACH permits holders of Individual Accounts to transfer electronically dividends or dividends and other distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

For more information concerning these Privileges, or to request a Dividend Options Form, holders of Individual Accounts should call toll free 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. Holders of Class M shares and Investor shares may cancel these Privileges by mailing written notification to the Mellon Funds, P.O. Box 55268, Boston, MA 02205-8502 and holders of Dreyfus Premier shares may cancel these Privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 55268, Boston, MA 02205-8502. To select a new Fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these Privileges is effective three business days following receipt. These Privileges are available only for Individual Accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. A Fund may modify or terminate these Privileges at any time or charge a service fee. No such fee currently is contemplated.

Government Direct Deposit Privilege (Individual Accounts only). Government Direct Deposit Privilege enables holders of Individual Accounts to purchase a Fund's shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You should consider whether Direct Deposit of your entire payment into a fund with fluctuating NAV, such as a Fund, may be appropriate for you. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

Payroll Savings Plan (Individual Accounts only). Payroll Savings Plan permits holders of Individual Accounts to purchase a Fund's shares (minimum $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Fund account electronically through the ACH system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it, for holders of Class M shares and Investor

shares, to the Mellon Funds, P.O. Box 55268, Boston, MA 02205-8502 or, for holders of Dreyfus Premier shares, to The Dreyfus Family of Funds, P.O. Box 55268, Boston, MA 02205-8502. You may obtain the necessary authorization form by calling 1-800-645-6561 for holders of Class M shares and Investor shares or 1-800-554-4611 for holders of Dreyfus Premier shares. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, the Investment Adviser, Dreyfus, the Funds, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. A Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. A Fund's equity investments are valued on the basis of market quotations or official closing prices. A Fund's portfolio securities, including covered call options written by a Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities listed on the Nasdaq National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except that open short positions are valued at the asked price. Bid price is used when no asked price is available.

A Fund's debt securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other debt securities is determined by the Service based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to value from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations of a Fund's debt securities. Debt securities that are not valued by the Service are valued at the average of the most recent bid and asked prices in the market in which such investments are primarily traded, or at the last sales price for securities traded primarily on an exchange. Bid price is used when no asked price is available.

Short-term investments of each Fund (other than Mellon Money Market Fund and Mellon National Municipal Money Market Fund) may be carried at amortized cost, which approximates value. The valuation of each Money Market Fund's portfolio securities is based upon their amortized cost which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may

result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

The Board has established, as a particular responsibility within the overall duty of care owed to each Money Market Fund's investors, procedures reasonably designed to stabilize each Money Market Fund's price per share as computed for the purpose of purchases and redemptions at $1.00. Such procedures include review of each Money Market Fund's portfolio holdings by the Board, at such intervals as it deems appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. In such review, investments for which market quotations are readily available will be valued at the most recent bid price or yield equivalent for such securities or for securities of comparable maturity, quality and type, as obtained from one or more of the major market makers for the securities to be valued. Other investments and assets, to the extent a Money Market Fund is permitted to invest in such instruments, will be valued at fair value as determined in good faith by the Board. The extent of any deviation between a Money Market Fund's net asset value per share based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Board. If such deviation exceeds 1/2%, the Board will consider promptly what action, if any, will be initiated. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value by using available market quotations or market equivalents.

Expenses and fees, including the investment advisory fee and administration fee, are accrued daily and taken into account for the purpose of determining NAV.

Any assets or liabilities initially expressed in terms of foreign currency will be translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation by the Federal Reserve Bank of New York or, if no such rate is quoted on such date, such other quoted market exchange rate as may be determined to be appropriate by the Investment Adviser. Forward currency contracts will be valued at the current cost of offsetting the contract. If a Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of NAV may not take place contemporaneously with the determination of prices of certain of the Fund's portfolio securities.

Restricted securities, as well as other securities or assets for which recent market quotations or, as to equity securities, official closing prices are not readily available or are determined by the Trust not to reflect accurately fair value (such as when the value of an equity security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market but before the Trust calculates a Fund's NAV) and that is determined by the Trust to have changed the value of the security), or are not valued by the Service, are valued at fair value as determined in good faith based on procedures approved by the Board. Fair value of a Fund's

investments may be determined by the Trust's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of an issuer or comparable issuers. Fair value of a Fund's foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from a security's price (or official closing price with respect to an equity security), and from the prices used by other mutual funds to calculate their net asset values. Foreign equity and taxable debt securities held by a Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund. Restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which the restricted securities were purchased. This discount will be revised periodically by the Board if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the NYSE is currently scheduled to be closed are: New Year's Day, Dr. Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

DIVIDENDS, DISTRIBUTIONS AND TAXES
Distributions

Each Fund usually pays its shareholders dividends from its net investment income as follows:

Fund	*Dividend Frequency*
Mellon Large Cap Stock Fund	Monthly*
Mellon Income Stock Fund	Monthly*
Mellon Mid Cap Stock Fund	Annually
Mellon Small Cap Stock Fund	Annually
Mellon International Fund	Annually
Mellon Emerging Markets Fund	Annually
Mellon Bond Fund	Monthly*
Mellon Intermediate Bond Fund	Monthly*
Mellon Short-Term U.S. Government Securities Fund	Monthly*
Mellon National Intermediate Municipal Bond Fund	Monthly**
Mellon National Short-Term Municipal Bond Fund	Monthly**
Mellon Pennsylvania Intermediate Municipal Bond Fund	Monthly**

Fund	*Dividend Frequency*
Mellon Massachusetts Intermediate Municipal Bond Fund	Monthly**
Mellon Balanced Fund	Monthly*
Mellon Money Market Fund	Monthly**
Mellon National Municipal Money Market Fund	Monthly**

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* Each Fund usually declares dividends on the second-to-last business day of each month and pays dividends on the last business day of each month.

** Each Fund usually declares dividends daily and pays dividends on the last business day of each month.

Each Fund distributes any net capital gains it has realized once a year. Each share class will generate a different dividend because each has different expenses.

A Fund will make distributions from net realized capital gains only if all its capital loss carryovers, if any, have been utilized or have expired. All expenses are accrued daily and deducted before the declaration of dividends to investors. Generally, shares purchased on a day on which a Fund calculates its NAV will begin to accrue dividends on that day, and redemption orders effected on any particular day will receive dividends declared only through the business day prior to the day of redemption.

Holders of Individual Accounts may choose whether to receive dividends and other distributions in cash, to receive dividends in cash and reinvest other distributions in additional Fund shares at NAV or to reinvest both dividends and other distributions in additional Fund shares at NAV. For Individual Accounts, dividends and other distributions will be reinvested in Fund shares unless the shareholder instructs the Fund otherwise. Persons who hold Fund shares through Mellon Accounts or MPWA Brokerage Accounts should contact their account officer or financial advisor, respectively, for information on reinvestment of dividends and other distributions.

If you elect to receive dividends and other distributions in cash, and your distribution check is returned to a Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest that distribution and all future distributions payable to you in additional Fund shares at NAV. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or other distribution paid shortly after an investor's purchase of shares may have the effect of reducing the NAV of the shares below the cost of his or her investment. Such a dividend or other distribution would be a return on investment in an economic sense, although taxable (to the extent not tax-exempt) as stated under "Dividends, Distributions and Taxes" in the relevant Class M and Investor Class Prospectus and Dreyfus Premier Class Prospectus.

Taxes

General. Each Fund is treated as a separate corporation for Federal income tax purposes. Dreyfus believes that each Fund has qualified for treatment as a "regulated investment company" ("RIC") under the Code for the fiscal year ended August 31, 2005. Each Fund

intends to continue to so qualify, if such qualification is in the best interests of its shareholders. Qualification as such will relieve a Fund of any liability for Federal income tax to the extent it distributes its net earnings and realized gains to its shareholders in accordance with applicable provisions of the Code. To qualify for that treatment, each Fund (1) must pay out to its shareholders each taxable year at least 90% of its investment company taxable income (generally consisting of taxable net investment income, net short-term capital gains and net gains from certain foreign currency transactions, all determined without regard to any deduction for dividends paid) or, in the case of a Municipal Bond Fund or Mellon National Municipal Money Market Fund, at least 90% of the sum of that income plus its net interest income excludable from gross income under section 103(a) of the Code ("Distribution Requirement"), (2) must derive at least 90% of its annual gross income from specified sources ("Income Requirement"), and (3) must meet certain asset diversification and other requirements. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If any Fund failed to qualify for treatment as a RIC for any taxable year, (1) it will be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its shareholders and (2) the shareholders will treat all those distributions, including distributions that otherwise would be "exempt-interest dividends" described below and distributions of net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) ("capital gain distributions"), as taxable dividends (that is, ordinary income) to the extent of the Fund's earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying for RIC treatment.

A Fund may be subject to a non-deductible 4% excise tax ("Excise Tax"), measured with respect to certain undistributed amounts of taxable investment income and capital gains.

Tax Consequences of Municipal Bond Funds' and Mellon National Municipal Money Market Fund's Dividends. If a Municipal Bond Fund or Mellon National Municipal Money Market Fund satisfies the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of securities the interest on which is excludable from gross income under section 103(a) of the Code, it may pay "exempt-interest dividends" to its shareholders. Those dividends constitute the portion of its aggregate dividends (excluding capital gain distributions) equal to the excess of its excludable interest over certain amounts disallowed as deductions. Exempt-interest dividends are excludable from a shareholder's gross income for Federal income tax purposes, although the amount of those dividends must be reported on the recipient's Federal income tax return. Shareholders' treatment of dividends from a Municipal Bond Fund and Mellon National Municipal Money Market Fund under state and local income tax laws may differ from the treatment thereof under the Code. Investors should consult their tax advisers concerning this matter.

Because the Municipal Bond Funds and Mellon National Municipal Money Market Fund distribute exempt-interest dividends, interest on indebtedness incurred or continued by a shareholder to purchase or carry Fund shares is not deductible for Federal income tax purposes. If a shareholder receives any exempt-interest dividends with respect to Municipal Bond Fund shares or Mellon National Municipal Money Market Fund shares held for six months or less,

then any loss on the redemption or exchange of those shares will be disallowed to the extent of those exempt-interest dividends. In addition, (1) the Code may require a shareholder that receives exempt-interest dividends to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments, (2) the portion of an exempt-interest dividend paid by a Municipal Bond Fund or Mellon National Municipal Money Market Fund that represents interest from private activity bonds may be taxable in the hands of a shareholder who is a "substantial user" of a facility financed by those bonds or a "related person" thereof (both as defined for Federal income tax purposes) and (3) some or all of a Municipal Bond Fund's or Mellon National Municipal Money Market Fund's dividends may be a Tax Preference Item, or a component of an adjustment item, for purposes of the Federal alternative minimum tax. Shareholders should consult their own tax advisers as to whether they (a) are, or are related to, substantial users of a facility (as so defined) or (b) are subject to the Federal alternative minimum tax or any applicable state alternative minimum tax.

Dividends paid by a Municipal Bond Fund and Mellon National Municipal Money Market Fund derived from the interest income earned on any day are designated as tax-exempt in the same percentage of the day's dividend as the actual tax-exempt income bears to the total income earned that day. Thus, the percentage of the dividend designated as tax-exempt may vary from day to day. Similarly, dividends paid by a Municipal Bond Fund derived from interest income earned on a particular state's Municipal Obligations are designated as exempt from that state's taxation in the same percentage of the day's dividend as the actual interest on that state's Municipal Obligations bears to the total income earned that day.

A Municipal Bond Fund and Mellon National Municipal Money Market Fund may invest in bonds that are purchased, ordinarily not on their original issue, with "market discount" (that is, generally at a price less than the principal amount of the bond or, in the case of a bond that was issued with original issue discount, a price less than the amount of the issue price plus accrued original issue discount) ("market discount bonds"). Gain on the disposition of a market discount bond (other than a bond with a fixed maturity date within one year from its issuance) generally is treated as ordinary (taxable) income, rather than capital gain, to the extent of the bond's accrued market discount at the time of disposition. In lieu of that treatment, a Municipal Bond Fund or Mellon National Municipal Money Market Fund may elect to include market discount in its gross income currently, for each taxable year to which it is attributable.

Tax Consequences of Other Distributions. Dividends paid by a Fund derived from taxable investments, together with distributions from the excess of net realized short-term capital gain over net long-term capital loss, net gains from certain foreign currency transactions and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds (collectively "dividends"), are taxable to its U.S. shareholders as ordinary income (but may qualify, for individual shareholders, to be taxed at the rate for net capital gain, as described below) to the extent of the Fund's earnings and profits, whether received in cash or reinvested in Fund shares. Distributions from a Fund's net capital gain for a taxable year (designated as such in a written notice mailed by the Fund to its shareholders after the close of that year) are taxable to its U.S. shareholders as long-term capital gains, regardless of how long they have held their Fund shares and whether those distributions are received in cash or reinvested in additional Fund shares. Dividends and other distributions also may be subject to state and local taxes.

If a shareholder receives any capital gain distributions with respect to Fund shares held for six months or less, then any loss incurred on the redemption or exchange of those shares (that is not disallowed, as described above under "Tax Consequences of Municipal Bond Funds' and Mellon National Municipal Money Market Fund's Dividends") will be treated as a long-term capital loss to the extent of those capital gain distributions.

Dividends and other distributions declared by a Fund in October, November or December of any year and payable to shareholders of record on a date in any of those months will be deemed to have been paid by the Fund and received by the shareholders on December 31 of that year if the Fund pays the distributions during the following January. Accordingly, those distributions will be taxed to shareholders for the year in which that December 31 falls.

In general, as a result of legislation enacted in the summer of 2003 ("2003 Act"), dividends (other than capital gain distributions) paid by a Fund to U.S. individual shareholders may be eligible for the 15% maximum Federal tax rate applicable to individuals' net capital gain to the extent that the Fund's income consists of dividends paid by U.S. corporations and certain foreign corporations on shares that have been held by the Fund for at least 61 days during the 121-day period commencing 60 days before the shares become ex-dividend ("qualified dividend income"). In order to be eligible for that maximum rate, a shareholder must have held his or her shares in a Fund for at least 61 days during the 121-day period commencing 60 days before the Fund shares become ex-dividend. Additional restrictions on an investor's qualification for that maximum rate may apply. Payments from borrowers of securities on loan in lieu of dividends would not be eligible for that maximum rate.

In enacting the Code provisions implementing such treatment of qualified dividend income, the 2003 Act failed to include certain conforming amendments to other Code provisions. Such failure leads to certain apparently unintended limitations on a RIC's ability to designate as qualified dividend income the portion of its income attributable to qualified foreign corporations' dividends. Dreyfus believes, however, that Congress' intention was to authorize RICs to designate such dividends as qualified dividend income, and identical bills containing technical corrections to the 2003 Act, which have been filed in both the U.S. Senate and House of Representatives, would amend the Code to clarify that such dividends indeed may be so designated. Dreyfus cannot predict whether those bills will be enacted or, if so, when that will occur.

As a result of the 2003 Act, a Fund's capital gain distributions are subject to a 15% maximum Federal income tax rate for individual shareholders to the extent the distributions are attributable to net capital gain the Fund recognizes on sales or exchanges of capital assets after May 5, 2003, through its last taxable year beginning before January 1, 2009. In addition, any capital gain an individual shareholder recognizes on a redemption or exchange during that period of his or her Fund shares that have been held for more than one year will qualify for that maximum rate.

The receipt of Fund distributions may affect a foreign corporate shareholder's Federal "branch profits" tax liability and a Subchapter S corporation shareholder's Federal "excess net passive income" tax liability. Shareholders should consult their own tax advisers as to whether they are subject to those taxes.

Notice as to the tax status of your dividends and other distributions will be mailed to you annually. You also will receive periodic summaries of your account that will include information as to dividends and other distributions, if any, paid during the year.

A Fund must withhold and remit to the U.S. Treasury 28% of taxable dividends, capital gain distributions and redemption proceeds, regardless of the extent to which gain or loss may be realized, otherwise payable to any individual or certain other non-corporate shareholder if the shareholder fails to certify that the "TIN" furnished to the Fund is correct ("backup withholding"). Backup withholding at that rate also is required from a Fund's dividends and capital gain distributions payable to such a shareholder if (1) the shareholder fails to certify that he or she has not received notice from the Internal Revenue Service ("IRS") that the shareholder is subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return or (2) the IRS notifies the Fund to institute backup withholding because the IRS determines that the shareholder's TIN is incorrect or the shareholder has failed to properly report such income. A TIN is either the Social Security number, IRS individual taxpayer identification number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner and may be claimed as a credit on the record owner's Federal income tax return.

A portion of the dividends paid by a Domestic Equity Fund or Mellon Balanced Fund, whether received in cash or reinvested in additional Fund shares, may be eligible for the dividends-received deduction allowed to corporations, subject to similar holding period and other restrictions referred to above in the discussion of qualified dividend income. The eligible portion may not exceed the aggregate dividends received by a Fund from U.S. corporations. However, dividends received by a corporate shareholder and deducted by it pursuant to the dividends-received deduction are subject indirectly to the Federal alternative minimum tax.

Tax Consequences of Certain Investments. Dividends and interest received by a Fund, and gains realized thereby, on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on those securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.

Gains from the sale or other disposition of foreign currencies (except certain gains therefrom that may be excluded by future regulations), and gains from options, futures and forward contracts (collectively, "Derivatives") derived by a Fund with respect to its business of investing in securities or foreign currencies, will be treated as qualifying income under the Income Requirement.

A Fund may invest in the stock of "passive foreign investment companies" ("PFICs"). A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (1) at least 75% of its gross income for the taxable year is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, a Fund will be subject to Federal income tax on a portion of any "excess distribution" received on the stock of a PFIC or of any gain on disposition of the stock

107

(collectively "PFIC income"), plus interest thereon, even if the Fund distributes the PFIC income as a dividend to its shareholders. The balance of the PFIC income will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders. Fund dividends attributable to PFIC income will not be eligible for the 15% maximum Federal income tax rate on qualified dividend income described above.

If a Fund invests in a PFIC and elects to treat the PFIC as a "qualified electing fund" ("QEF"), then in lieu of the foregoing tax and interest obligation, the Fund would be required to include in income each year its pro rata share of the QEF's annual ordinary earnings and net capital gain--which the Fund likely would have to distribute to satisfy the Distribution Requirement and avoid imposition of the Excise Tax--even if the QEF did not distribute those earnings and gain to the Fund. In most instances it will be very difficult, if not impossible, to make this election because of certain requirements thereof.

A Fund may elect to "mark to market" its stock in any PFIC. "Marking-to-market," in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of the stock over a Fund's adjusted basis therein as of the end of that year. Pursuant to the election, a Fund also may deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains with respect to that stock included in income by the Fund for prior taxable years under the election (and under regulations proposed in 1992 that provided a similar election with respect to the stock of certain PFICs). A Fund's adjusted basis in each PFIC's stock subject to the election would be adjusted to reflect the amounts of income included and deductions taken thereunder.

Gains and losses realized from portfolio transactions ordinarily will be treated as capital gains and losses. However, a portion of the gains and losses from the disposition of foreign currencies and certain non-U.S.-dollar-denominated securities (including debt instruments, certain financial Derivatives and certain preferred stock) may be treated as ordinary income and losses under section 988 of the Code. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Moreover, all or a portion of the gains realized from engaging in "conversion transactions" may be treated as ordinary income under section 1258 of the Code. "Conversion transactions" are defined to include certain Derivative and straddle transactions, transactions marketed or sold to produce capital gains and transactions described in Treasury regulations to be issued in the future.

Under section 1256 of the Code, any gain or loss realized by a Fund from certain Derivatives will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise on exercise or lapse of those Derivatives as well as from closing transactions. In addition, any such Derivatives remaining unexercised at the end of a Fund's taxable year will be treated as sold for their then fair market value (i.e., "marked-to-market"), resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by a Fund involving certain Derivatives may constitute "straddles," which are defined to include offsetting positions in actively traded personal property. In certain circumstances, the Code sections that govern the tax treatment of straddles override or modify sections 988 and 1256 of the Code. As such, all or a portion of any capital gain from certain straddle transactions may be recharacterized as ordinary income. If a Fund were treated as entering into straddles by reason of its engaging in certain Derivatives transactions, those straddles would be characterized as "mixed straddles" if the Derivatives comprising a part of the straddles were governed by section 1256 of the Code. Each Fund may make one or more elections with respect to mixed straddles. Depending on which election is made, if any, the results to a Fund may differ. If no election is made, then to the extent the straddle and conversion transaction rules apply to positions established by a Fund, losses realized by it will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of those rules, short-term capital loss on straddle positions may be recharacterized as long-term capital loss and long-term capital gains may be treated as short-term capital gains or ordinary income.

If a Fund has an "appreciated financial position"--generally, an interest (including an interest through a Derivative or short sale) with respect to any stock, debt instrument (other than "straight debt") or partnership interest the fair market value of which exceeds its adjusted basis--and enters into a "constructive sale" of the position, the Fund will be treated as having made an actual sale thereof, with the result that it will recognize gain at that time. A constructive sale generally consists of a short sale, an offsetting notional principal contract or a futures or forward contract entered into by a Fund or a related person with respect to the same or substantially identical property. In addition, if the appreciated financial position is itself a short sale or such a contract, acquisition of the underlying property or substantially identical property will be deemed a constructive sale. The foregoing will not apply, however, to any transaction by a Fund during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale or granting an option to buy substantially identical stock or securities).

Investment by a Fund in securities issued at a discount (for example, zero coupon, pay-in-kind or step-up securities) could, under special tax rules, affect the amount and timing of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, a Fund could be required to take into gross income annually a portion of the discount (or deemed discount) at which the securities were issued and to distribute that income to satisfy the Distribution Requirement and avoid the Excise Tax. In that case, the Fund may have to dispose of securities it might otherwise have continued to hold in order to generate cash to make the necessary distribution.

State and Local Taxes. Depending on the extent of a Fund's activities in states and localities in which it is deemed to be conducting business, it may be subject to the tax laws thereof. Shareholders are advised to consult their tax advisers concerning the application of state and local taxes to them.

Foreign Shareholders - U.S. Federal Income Taxation. U.S. Federal income taxation of a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation or a foreign partnership (a "foreign shareholder") depends on whether the income from a Fund is effectively connected with a U.S. trade or business carried on by the shareholder ("effectively connected") as discussed generally below. Special U.S. Federal income tax rules that differ from those described below may apply to certain foreign persons who invest in a Fund, such as a foreign shareholder entitled to claim the benefits of an applicable tax treaty. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Foreign Shareholders - Dividends. Dividends (other than exempt-interest dividends) distributed to a foreign shareholder that are not effectively connected generally will be subject to a U.S. Federal withholding tax of 30% (or lower treaty rate). If a foreign shareholder's dividends are effectively connected, however, those dividends will not be subject to such withholding and instead will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens and domestic corporations, as the case may be. Foreign shareholders also may be subject to the Federal branch profits tax.

Capital gains realized by a foreign shareholder on the sale of Fund shares and capital gain distributions to the shareholder generally will not be subject to U.S. Federal income tax unless the shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year. In the case of certain foreign shareholders, the Fund may be required to backup withhold on capital gain distributions and the gross proceeds from a redemption of Fund shares unless the shareholder furnishes the Fund with a certificate regarding the shareholder's foreign status.

Foreign Shareholders - Estate Tax. Foreign individuals generally are subject to U.S. Federal estate tax on their U.S. situs property, such as Fund shares, that they own at the time of their death. Certain credits against that tax and relief under applicable tax treaties may be available.

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The foregoing is only a summary of certain Federal tax considerations generally affecting the Funds and their shareholders and is not intended as a substitute for careful tax planning. Investors are urged to consult their tax advisers with specific reference to their own tax situations.

PORTFOLIO TRANSACTIONS

General. The Investment Adviser assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. In cases where the Investment Adviser employs a sub-adviser, the sub-adviser, under the supervision of the Investment Adviser, places orders on behalf of the applicable fund(s) for the purchase and sale of portfolio securities.

Certain funds are managed by dual employees of the Investment Adviser and an affiliated entity in the Mellon organization. Funds managed by dual employees use the research

and trading facilities, and are subject to the internal policies and procedures, of the affiliated entity. In this regard, the Investment Adviser places orders on behalf of those funds for the purchase and sale of securities through the trading desk of the affiliated entity, applying the written trade allocation procedures of such affiliate.

The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions, including their frequency, is made in the best judgment of the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) and in a manner deemed fair and reasonable to shareholders. The primary consideration in placing portfolio transactions is prompt execution of orders at the most favorable net price. In choosing brokers or dealers, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) evaluates the ability of the broker or dealer to execute the particular transaction (taking into account the market for the security and the size of the order) at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) the availability of natural liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the measured quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g*., foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative ; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

With respect to the receipt of research, the brokers or dealers selected may include those that supplement the Investment Adviser's (and where applicable, a sub-adviser's or Dreyfus affiliate's) research facilities with statistical data, investment information, economic facts and opinions. Such information may be useful to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) in serving funds or accounts that it advises and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) in carrying out its obligations to the funds. Information so received is in addition to, and not in lieu of, services required to be performed by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate), and the Investment Adviser's (and where applicable, a sub-adviser's or Dreyfus affiliate's) fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the Investment Adviser's (and where applicable, a sub-adviser's or Dreyfus affiliate's) normal independent research activities, it enables it to avoid the additional expenses that might

otherwise be incurred if it were to attempt to develop comparable information through its own staff.

Under the Investment Adviser's (and where applicable, a sub-adviser's or Dreyfus affiliate's) procedures, portfolio managers and their corresponding trading desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of a fund's transactions in those securities may not benefit from the negotiated commission rates available to a fund for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) may deem it appropriate for one of its accounts to sell a security while another of its accounts is purchasing the same security. Under such circumstances, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) may arrange to have the purchase and sale transactions effected directly between its accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

(Municipal Bond Funds only) Portfolio securities ordinarily are purchased from and sold to parties acting either as principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the fund for such purchases and sales,

although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price.

When transactions are executed in the over-the-counter market (*i.e*., with dealers), the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) will typically deal with the primary market makers unless a more favorable price or execution otherwise is obtainable.

(Money Market Funds only) All portfolio transactions of each money market fund are placed on behalf of the fund the Investment Adviser. Debt securities purchased and sold by a fund generally are traded on a net basis (*i.e.*, without a commission) through dealers acting for their own account and not as brokers, or otherwise involve transactions directly with the issuer of the instrument. This means that a dealer makes a market for securities by offering to buy at one price and sell at a slightly higher price. The difference between the prices is known as a "spread." Other portfolio transactions may be executed through brokers acting as agent. A fund will pay a spread or commission in connection with such transactions. The Investment Adviser uses its best efforts to obtain execution of portfolio transactions at prices that are advantageous to a fund and at spreads and commission rates (if any) that are reasonable in relation to the benefits received. The Investment Adviser also places transactions for other accounts that it provides with investment advice.

When more than one fund or account is simultaneously engaged in the purchase or sale of the same investment instrument, the prices and amounts are allocated in accordance with a formula considered by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) to be equitable to each fund or account. In some cases this system could have a differential effect on the price or volume of the investment instrument as far as a fund or account is concerned. In other cases, however, the ability of a fund or account to participate in volume transactions will produce better executions for the fund or account.

When transactions are executed in the over-the-counter market (*i.e.*, with dealers), the Investment Adviser will typically deal with the primary market makers unless a more favorable price or execution otherwise is obtained.

IPO Allocations. *(Domestic Equity Funds, International Equity Funds and Mellon Balanced Fund only)* Certain funds advised by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) may participate in IPOs. In deciding whether to purchase an IPO, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and targets funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs are for small- and mid-cap companies, the funds and accounts with a small- and mid-cap focus may participate in more IPOs than funds and accounts with a large-cap focus. Within each product group and capitalization category, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate), when consistent with client guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where the Investment Adviser (and if applicable, a sub-adviser or Dreyfus affiliate)

only receives a partial allocation of the total amount requested, those shares will be distributed fairly and equitably across participating product groups. "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation across product groups will be based on the percentage of total assets under management of the product to the total assets under management of all product groups participating. Within each product, shares will be allocated on a pro rata basis to all appropriate funds and accounts, subject to a minimum allocation determined by each product group based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due to transaction costs, market liquidity and other factors unique to international markets.

Soft Dollars. Subject to the policy of seeking the best combination of price and execution, a fund may execute transactions with brokerage firms that provide, along with brokerage services, research services and products, as defined in Section 28(e) of the Securities Exchange Act of 1934. Section 28(e) provides a "safe harbor" to investment managers who use commission dollars of their advised accounts to obtain investment research and brokerage services and products. These arrangements are often called "soft dollar" arrangements. Research and brokerage services and products that provide lawful and appropriate assistance to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) in performing investment decision-making responsibilities fall within the safe harbor.

The services and products provided under these arrangements permit the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news, technical and portfolio analyses, economic forecasting and interest rate projections, and historical information on securities and companies. The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) also may defray the costs of certain computer and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) may have both a research function and a non-research administrative function (a "mixed use"). If the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) determines that any research product or service has a mixed use, the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) in hard dollars. Any such allocation may create a conflict of interest for the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate).

Certain funds are managed by dual employees of the Investment Adviser and an affiliated entity in the Mellon organization. The affiliated entity effects trades for funds managed by these dual employees. Because those funds may benefit from the research products and services the affiliated entity receives from brokers, commissions generated by those funds may be used to help pay for research products and services used by the affiliated entity.

The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the research services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) to compensate the selected brokerage firm for research provided. The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) endeavors to direct sufficient commissions to broker/dealers that have provided it with research to ensure continued receipt of research the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

The Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Thus, there may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client.

Brokerage Commissions. The Trust contemplates that, consistent with the policy of obtaining the most favorable net price, brokerage transactions may be conducted through the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) or their affiliates. The Trust's Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to the Investment Adviser (and where applicable, a sub-adviser or Dreyfus affiliate) are reasonable and fair. For the fiscal periods ended August 31, 2003, 2004 and 2005, the amounts paid by the indicated Funds for brokerage commissions and concessions on principal transactions, none of which were paid to the Distributor, were as follows:

<center>Brokerage Commissions Paid</center>

	2003	2004	2005
Mellon Large Cap Stock Fund	$2,269,237	$1,960,450	$ 945,608
Mellon Income Stock Fund	$ 301,761	$ 394,096	$ 426,392
Mellon Mid Cap Stock Fund	$2,545,711	$2,872,437	$3,245,730
Mellon Small Cap Stock Fund	$1,699,129	$2,565,370	$5,004,543
Mellon International Fund	$1,138,027	$2,146,609	$2,802,235
Mellon Emerging Markets Fund	$1,217,413	$2,848,187	$2,775,741
Mellon Balanced Fund	$ 301,762	$ 199,649	$ 94,301

<center>Concessions on Principal Transactions</center>

Funds	2003	2004	2005
Mellon Large Cap Stock Fund	-0-	$46,662	-0-
Mellon Income Stock Fund	-0-	-0-	-0-
Mellon Mid Cap Stock Fund	$426,816	$556,022	$985,147
Mellon Small Cap Stock Fund	$159,901	$1,059,537	$363,388
Mellon International Fund	-0-	-0-	-0-
Mellon Emerging Markets Fund	-0-	-0-	-0-
Mellon Balanced Fund	-0-	$ 4,509	-0-

For the fiscal year ended August 31, 2005, no Fund effected any transactions in securities on an agency basis through a broker for which, among other things, research services were received.

Regular Broker-Dealers. A Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended August 31, 2005, the issuer of the securities and the aggregate value per issuer, as of August 31, 2005, of such securities:

Mellon Large Cap Stock Fund - Bear, Stearns & Co. Inc., $8,036,000, Citigroup Global Markets Inc., $76,589,000, Goldman, Sachs & Co., $18,568,000, J.P. Morgan Chase & Co., $32,485,000, Lehman Brothers, Inc., $13,179,000 Morgan Stanley Dean Witter & Co., $7,982,000 and American Express Service Corporation, $14,837,000; **Mellon Income Stock Fund** – Citigroup Global Markets Inc., $16,888,000, Bear, Stearns & Co. Inc., $1,596,000, Banc of America Securities LLC, $11,882,000, J.P. Morgan Chase & Co., $3,248,000, Lehman Brothers Inc., $3,234,000 and Merrill Lynch, Pierce, Fenner & Smith, Inc., $3,416,000; **Mellon Mid Cap Stock Fund** - Citigroup Global Markets Inc., $10,150,000; **Mellon Small Cap Stock Fund** - Citigroup Global Markets Inc., $3,450,000; **Mellon International Fund** - Deutsche

<center>116</center>

Bank Securities Inc., $21,064,000, UBS Warburg LLC, $23,234,000, J.P. Morgan Chase & Co., $28,000,000, Credit Suisse First Boston Corporation, $1,351,000, HSBC Securities (USA) Inc., $13,563,000; **Mellon Emerging Markets Fund**- J.P. Morgan Chase & Co., $18,800,00; **Mellon Balanced Fund** - Bear, Stearns & Co. Inc., $1,717,000, Goldman Sachs & Co., $5,534,000, J.P. Morgan Chase & Co., $3,884,000, Lehman Brothers Inc., $2,125,000, Morgan Stanley Dean Witter & Co., $1,583,000, Citigroup Global Markets Inc., $2,324,000, Banc of America Securities LLC, $788,000, American Express Service Corporation $2,575,000; and Merrill Lynch, Pierce, Fenner and Smith Inc., $891,000, **Mellon Bond Fund** – American Express Service Corporation, $3,045,000, Banc of America Securities LLC, $6,921,000, Bear Stearns & Co. Inc., $1,999,000, Citigroup Global Markets Inc., $1,938,000, Credit Suisse First Boston Corporation, $2,133,000, Goldman, Sachs & Co., $6,471,000, Lehman Brothers Inc., $7,279,000, Merrill Lynch, Pierce, Fenner & Smith Inc., $3,216,000, J.P. Morgan Chase & Co., $26,256,000 and Morgan Stanley Dean Witter & Co., $3,540,000; **Mellon Intermediate Bond Fund** – Banc of America Securities LLC, $3,679,000, Bear, Stearns & Co. Inc., $2,099,000, Citigroup Global Markets Inc., $4,672,000, Credit Suisse First Boston Corporation, $2,945,000, Goldman, Sachs & Co., 5,376,000, Lehman Brothers, Inc., $4,162,000, Merrill Lynch, Pierce, Fenner & Smith, Inc., $6,631,000, Morgan Stanley Dean Witter & Co., $5,117,000, J.P. Morgan Chase & Co., $15,103,000, **Mellon Short-Term U.S. Government Securities Fund** - J.P. Morgan Chase & Co. - $4,188,000; **Mellon Money Market Fund** - UBS Warburg LLC, $29,905,000.

Disclosure of Portfolio Holdings. It is the policy of the Trust to protect the confidentiality of each Fund's portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. Each Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Trust files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

If a Fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, the Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. A Fund may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

A Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Funds' custodians, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of a Fund's portfolio holdings may be authorized only by the Trust's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Trust's Board.

SUMMARY OF PROXY VOTING POLICY, PROCEDURES AND GUIDELINES

The Trust's Board has delegated to Dreyfus the authority to vote proxies of companies held in the Funds' portfolios. Dreyfus, through its participation on the Mellon Proxy Committee (the "MPPC"), applies Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the Funds.

Dreyfus recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the funds and its shareholders.

Dreyfus seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon or its affiliates (including the Dreyfus Family of Funds and the Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the Funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon's or Dreyfus' policies on specific issues. Items that can be categorized under the Voting guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the MPPC for discussion and vote. Additionally, the MPPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the MPPC weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the MPPC seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the MPPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measures by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit or are silent on the repricing or replacement of stock options without surrender approval.

Information regarding how Dreyfus voted proxies for the Funds is available on the Dreyfus Family of Funds' website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov on the Trust's Form N-PX filed with the SEC.

INFORMATION ABOUT THE TRUST AND FUNDS

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares have equal rights in liquidation. Fund shares have a par value of $.001 per share, have no preemptive or subscription rights, and are freely transferable.

The Trust is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote

separately by portfolio, or, where matters affect different classes of a portfolio differently, by class. The Trustees have authority to create an unlimited number of shares of beneficial interest, par value $.001 per share, in separate series. The Trustees have authority to create additional series at any time in the future without shareholder approval.

On each matter submitted to a vote of the shareholders, all shares of each Fund shall vote together, except as to any matter for which a separate vote of any Fund is required by the 1940 Act and except as to any matter which affects the interests of particular Funds or classes differently, in which case the holders of shares of the one or more affected Funds or classes shall be entitled to vote separately.

The assets received by the Trust for the issue or sale of shares of each Fund and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are specifically allocated to such Fund, and are attributed to the applicable class thereof, and constitute the underlying assets of such Fund. The underlying assets of each Fund are required to be segregated on the books of account, and are to be charged with the expenses in respect to such Fund and with a share of the general expenses of the Trust. Any general expenses of the Trust not readily identifiable as belonging to a particular Fund shall be allocated by or under the direction of the Trustees in such manner as the Trustees determine to be fair and equitable, taking into consideration, among other things, the relative sizes of the Funds and the relative difficulty in administering each Fund. Each share of each Fund represents an equal proportionate interest in that Fund with each other share of the same class and is entitled to such dividends and distributions out of the income belonging to such Fund as are declared by the Trustees. Upon any liquidation of a Fund, shareholders thereof are entitled to share pro rata in the net assets belonging to that Fund, attributable to their class, and available for distribution.

The Trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. Under the 1940 Act, shareholders of record of no less than two-thirds of the outstanding shares of the Trust may remove a Trustee through a declaration in writing or by a vote cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purposes of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record of not less than 10% of the Trust's outstanding shares.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Trust, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Trustees from the separate voting requirements of the Rule.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or a Trustee. The Agreement and Declaration of Trust provides for indemnification from the Trust's property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations, a possibility which the Investment Adviser believes is remote. Upon payment of any liability incurred by the Trust, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Trust. The Trustees intend to conduct the operations of each Fund in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of such Fund.

With respect to Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Bond Fund and Mellon Intermediate Bond Fund, effective December 31, 2004, each Fund changed the manner in which its respective investment objective is articulated.

The following persons are known by the Trust to own of record 5% or more of the indicated Fund's outstanding voting securities on December 5, 2005. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Mellon Large Cap Stock Fund:

SEI Private Trust   98.15% (Class M Shares)
One Freedom Valley Drive
Oaks, PA 19456

Pershing LLC   67.58% (Investor Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Philip C. Stein Jr.   11.86% (Investor Shares)
868 Brandon Lane
Schwenksville, PA 19473-2102

Harry S. Soderstrom   5.09% (Investor Shares)
106 Hickory Hills Drive
Hillsboro, OH 45133-8559

Mellon Income Stock Fund:

Sunset Financial Services, Inc.   99.84% (Class M shares)
3520 Broadway
Kansas City, MO 64112-2502

Pershing LLC   50.65% (Investor Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Ann R. Luce   14.08% (Investor Shares)
P.O. Box 1882
Boulder, CO 80306-1882

Daniel E. Goldberg and   13.33% (Investor Shares)
Mary K. Cullen, as joint tenants with rights of
  survivorship
6315 Pershing Avenue
University City, MO 63130-4704

Walter C. Wilson and   8.25% (Investor Shares)
Janet A. Wilson, as joint tenants with rights of
  survivorship
558 Torwood Lane
Pittsburgh, PA 15236-4258

Mellon Mid Cap Stock Fund:

SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	97.63% (Class M Shares)
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	22.26% (Investor Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	13.49% (Investor Shares)
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	32.41% (Dreyfus Premier Shares)
Merrill Lynch, Pierce, Fenner & Smith Inc. for the sole benefit of its customers ATTN: Fund Administration 4800 Deer Lake Drive East Jacksonville, FL 32246-6484	12.66% (Dreyfus Premier Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	6.81% (Dreyfus Premier Shares)

Mellon Small Cap Stock Fund:

SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	97.78% (Class M Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	24.42% (Investor Shares)
SEI Private Trust Co. One Freedom Valley Drive Oaks, PA 19456	14.57% (Investor Shares)

Mellon International Fund:

SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	96.05% (Class M Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	54.76% (Investor Shares)
SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	29.51% (Investor Share)
Sheppard/Malone Family Trust 400 Georgian Road LaCanada Flintridge, CA 91011-3544	5.09% (Investor Share)

Mellon Emerging Markets Fund:

SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	96.17% (Class M Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	43.53% (Investor Shares)
SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	42.29% (Investors Shares)

Mellon Balanced Fund:

SEI Private Trust One Freedom Valley Drive Oaks, PA 19456	99.53% (Class M Shares)
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	89.32% (Investor Shares)
Joel Cook Huber Biddle 824 Olivia Street Key West, FL 33040-6419	9.64% (Investor Shares)

Mellon Bond Fund:

SEI Private Trust   98.71% (Class M Shares)
One Freedom Valley Drive
Oaks, PA 19456

Muncy & Co.   45.94% (Investor Shares)
c/o The Muncy Bank & Trust Company
2 North Main Street
Muncy, PA 17756-1004

Pershing, LLC   22.34% (Investor Shares)
P.O. box 2052
Jersey City, NJ

Dreyfus Trust   6.11% (Investor Shares)
For the Benefit of Piers I Lewis
657 Fairmont Avenue
Saint Paul, MN 55105-3518

Dreyfus Trust Co.   5.12% (Investor Shares)
For the Benefit of Raymond C. Sills
613 Cranbury Circle
East Brunswick, NJ 08816-5143

Mellon Intermediate Bond Fund:

SEI Private Trust   98.72% (Class M Shares)
One Freedom Valley Drive
Oaks, PA 19456

Pershing LLC   83.54% (Investor Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Walter C. Wilson &   16.46% (Investor Shares)
Janet A. Wilson, as joint tenants with rights of
survivorship
558 Torwood Lane
Pittsburgh, PA 15236-4258

P:\SAI\Funds\MPAM FUNDS TRUST\Mellon-SAI-12-2005.doc-028/023

Mellon Short-Term U.S. Government Securities Fund:

SEI Private Trust
One Freedom Valley Drive
Oaks, PA 19456

99.41% (Class M Shares)

Wells Fargo Investments LLC
608 Second Avenue South
Minneapolis, MN 55202-1916

76.88% (Investor Shares)

MBC Investments Corp.
c/o Mellon Financial Corp.
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville, DE 19807-2315

23.12% (Investor Shares)

Mellon National Intermediate Municipal Bond Fund:

SEI Private Trust
One Freedom Valley Drive
Oaks, PA 19456

99.35% (Class M Shares)

Pershing LLC
P.O. BOX 2052
Jersey City, NJ 07303-2052

9.63% (Investor Shares)

Citigroup Global Markets, Inc.
333 West 34th Street
New York, NY 10001-2402

6.08% (Investor Shares)

National Financial Services
82 Devonshire Street
Boston, MA 02109-3605

5.66% (Investor Shares)

Merrill Lynch, Pierce, Fenner & Smith Inc.
for the sole benefit of its customers
4800 Deer Lake Drive
Jacksonville, FL 32246-6484

5.09% (Investor Shares)

National Financial Services
82 Devonshire Street
Boston, MA 02109-3605

26.24% (Dreyfus Premier Shares)

Merrill Lynch, Pierce, Fenner & Smith Inc.   14.70% (Dreyfus Premier Shares)
for the sole benefit of its customers
4800 Deer Lake Drive
Jacksonville, FL 32246-6484

Pershing LLC   10.96% (Dreyfus Premier Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Barry M. Elkind and   8.46% (Dreyfus Premier Shares)
Ellen M. Elkind, Joint Tenants
44 Kenilworth Drive
Short Hills, NJ 07078

Natalie V. Hammond   5.77% (Dreyfus Premier Shares)
7A Ardsley Avenue
Whiting, NJ 08759-3235

Mellon National Short-Term Municipal Bond Fund:

SEI Private Trust   100% (Class M Shares)
One Freedom Valley Drive
Oaks, PA 19456

Pershing LLC   99.38% (Investor Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Mellon Pennsylvania Intermediate Municipal Bond Fund:

SEI Private Trust   99.64% (Class M Shares)
One Freedom Valley Drive
Oaks, PA 19456

Pershing LLC   88.24% (Investor Shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Mellon Massachusetts Intermediate Municipal Bond Fund:

SEI Private Trust
One Freedom Valley Drive
Oaks, PA 19456

99.04% (Class M Shares)

National Financial Services
82 Devonshire Street
Boston, MA 02109-3605

12.32% (Investor Shares)

Duncan M. McFarland
299 Clapboardtree Street
Westwood, MA 02090-2907

10.53% (Investor Shares)

William F. Drake Trust
175 Millwood Street
Framingham, MA 01701-3775

6.02% (Investor Shares)

National Financial Services
82 Devonshire Street
Boston, MA 02109-3605

72.00% (Dreyfus Premier Shares)

Pershing LLC
P.O. Box 2052
Jersey City, NJ 07303-2052

14.45% (Dreyfus Premier Shares)

Merrill Lynch, Pierce Fenner & Smith Inc.
For the sole benefit of its customers
4800 Deer Lake Drive East
Jackson, FL 3246-6484

8.51% (Dreyfus Premier Shares)

Mellon Money Market Fund:

Boston Safe Deposit & Trust Co.
c/o Mellon Bank, N.A.
P.O. Box 534005
Pittsburgh, PA 15253-4005

100% (Class M Shares)

Investment Securities, LLC
Penn Center West-Six
Pittsburgh, PA 15276

92.21% (Investor Shares)

Mellon National Municipal Money Market Fund:

Boston Safe Deposit & Trust Co.   100.00% (Class M Shares)
c/o Mellon Bank, N.A.
P.O. Box 534005
Pittsburgh, PA 15253-4005

MBC Investments Corp.   100% (Investor Shares)
c/o Mellon Financial Corp.
4001 Kennett Pike Suite 218
Two Greenville Crossing
Greenville, DE 19807-2315

FINANCIAL STATEMENTS

The Funds will send annual and semi-annual financial statements to all of its shareholders of record.

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kirkpatrick & Lockhart Nicholson Graham LLP, 1800 Massachusetts Avenue, N.W., Second Floor, Washington, D.C. 20036-1800, has passed upon the legality of the shares offered by the Class M and Investor Class Prospectus, Dreyfus Premier Class Prospectus and this SAI.

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, serves as counsel to the non-interested Trustees of the Trust.

KPMG LLP, 757 Third Avenue, New York, New York 10017, was appointed by the Trustees to serve as the Trust's independent registered public accounting firm for the fiscal year ending August 31, 2006, providing audit services to each Fund, including (1) examination of the annual financial statements (2) assistance, review and consultation in connection with SEC filings (3) and review of the annual Federal income tax return filed on behalf of the Funds.

APPENDIX A

Risk Factors—Investing
In Pennsylvania Municipal Obligations

The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the Commonwealth of Pennsylvania (the "Commonwealth") and various local agencies, available as of the date of this Statement of Additional Information. While the Fund has not independently verified such information, it has no reason to believe that such information is not correct in all material respects.

General

The Commonwealth had been historically identified as a heavy industry state, although declines in the coal, steel and railroad industries have led to diversification of the Commonwealth's economy over the last thirty years. Current major sources of economic growth in Pennsylvania are in the service sector, including trade, medical, health services, education and financial institutions. Pennsylvania's agricultural industries also are an important component of the Commonwealth's economic structure, accounting for more than $4.8 billion in crop and livestock products annually. Pennsylvania ranks among the top ten states in the production of a variety of agricultural products. In 2004, agribusiness and food related industries reached record export sales surpassing $1 billion in economic activity. Agriculture exports have grown by more than 4% since 2003. Over 58,000 farms form the backbone of the Commonwealth's agricultural economy. Farmland in Pennsylvania includes over four million acres of harvested cropland and three million acres of pasture and farm woodlands – nearly one-third of the Commonwealth's total land area.

Pennsylvania's extensive public and private forests provide a vast source of material for the lumber, furniture, and paper products industries. The forestry and related industries accounts for 1.5% of employment with economic activity of nearly $5 billion in domestic and international trade. Additionally, the Commonwealth derives a good water supply from underground sources, abundant rainfall, and a large number of rivers, streams, and lakes. Other natural resources include major deposits of coal, petroleum, and natural gas. Annually, about 80 million tones of anthracite and bituminous coal, 175 billion cubic feet of natural gas, and about 1.4 million barrels of oil are extracted from Pennsylvania.

In 2004, the population of Pennsylvania was 12.4 million. Pennsylvania has a high proportion of persons between 45 and 65 years old relative to the nation or the Middle Atlantic Region. The Commonwealth is highly urbanized, with 79% of the 2004 mid-year census population residing in the 15 metropolitan statistical areas of the Commonwealth. The cities of Philadelphia and Pittsburgh, the Commonwealth's largest metropolitan statistical areas, together comprise almost 44% of the Commonwealth's total population. Pennsylvania's workforce is estimated at 5.6 million people, ranking as the sixth largest labor pool in the nation. The high level of education embodied in the Commonwealth's work force fosters a wide variety of employment capabilities. Pennsylvania's basic and higher education statistics compare favorably with other states in the nation.

Pennsylvania's average annual unemployment rate was equivalent to the national average throughout the 1990's. Slower economic growth caused the rate to rise to 5.9% in 1995. The resumption of faster economic growth resulted in a decrease in the Commonwealth's annual unemployment rate to 4.2% in 2000. Since that time, the combination of a recession and slow economic growth has pushed the Commonwealth's annual unemployment rate to 5.5% through 2004. From 1995 through 2004, Pennsylvania's annual average unemployment rate was at or below the Middle Atlantic Region's average. As of September 2005, Pennsylvania had a seasonally adjusted annual unemployment rate of 4.8%.

Personal income in the Commonwealth for 2004 was $413.71 billion, an increase of 5.5% over the previous year. During the same period, national personal income increased at a rate of 5.7%. Based on estimates, per capita income for 2004 was at $33,348 for the Commonwealth, compared to per capita income in the United States of $32,937.

Description of Funds

The Commonwealth utilizes the fund method of accounting, and over 150 funds have been established and currently exist for the purpose of recording receipts and disbursements, of which the General Fund is the largest. The General Fund receives all tax and non-tax revenues and Federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the operating and administrative expenses of the Commonwealth are payable from the General Fund, including debt service on most bond indebtedness of the Commonwealth. The Motor License Fund receives all tax and fee revenues relating to motor fuels and vehicles, except the revenues from ½¢ per gallon of the liquid fuels tax which is constitutionally required to be deposited in the Liquid Fuels Tax Fund for distribution to local municipalities. Similarly, other special revenue funds have been established by law to receive specified revenues appropriated to departments, boards and/or commissions for payment of their operating and administrative costs. Some of these special revenue funds are required to transfer excess revenues to the General Fund, and some receive funding, in addition to their specified revenues, through appropriations from the General Fund

The State Lottery Fund is a special revenue fund for the receipt of lottery ticket sales and lottery licenses and fees. Its revenues, after payment of prizes, are dedicated to paying the costs of programs benefiting the elderly and handicapped in the Commonwealth.

The Tobacco Settlement Fund is a special revenue fund established to receive tobacco litigation settlement payments paid to the Commonwealth. The Commonwealth is one of 46 states that settled certain smoking-related litigation in a November 1998 master settlement agreement with participating tobacco product manufacturers (the "MSA"). Under the MSA the Commonwealth is entitled to receive a portion of payments made pursuant to the MSA by participating tobacco product manufacturers. As of June 30, 2003, the Commonwealth had received approximately $1.67 billion in payments under the MSA. Most revenues to the Tobacco Settlement Fund are subject to annual appropriation by the General Assembly and approval by the Governor.

The Budget Stabilization Reserve Fund (replacing the Tax Stabilization Reserve Fund in 2002, the "BSRF") is a special revenue fund that receives a portion of any budgetary basis fiscal

year-end surplus of the General Fund. The BSRF is to be used for emergencies threatening the health, safety or welfare of citizens or during downturns in the economy that result in significant unanticipated revenue shortfalls not able to be addressed through the normal budget process. Assets of the fund may be used upon recommendation by the Governor and an approving vote by two-thirds of the members of each house of the General Assembly. Legislation enacted with the adoption of the Fiscal Year 2003 Budget abolished the Tax Stabilization Reserve Fund and transferred its balance of $1.038 billion to the General Fund. That legislation also established a new reserve fund named the BSRF and initially directed $300 million of funding from the General Fund for deposit to the fund during Fiscal Year 2003. Subsequently, the General Assembly repealed the $300 million transfer allowing that amount to remain in the General Fund to help offset anticipated revenue shortfalls to the Fiscal Year 2003 budget. This action, in addition to other budget actions taken during Fiscal Year 2003, contributed to the achievement of a General Fund unappropriated surplus balance of $279.1 million on June 30, 2003, with 25% of that amount ($69.8 million) transferred to the BSRF. Following completion of the Fiscal Year 2004 budget, a General Fund unappropriated surplus balance of $266.9 million was achieved with 25% ($66.7 million) transferred to the BSRF. In addition, the Commonwealth made an additional transfer to the BSRF of $123.3 million, which resulted in a total Fiscal Year 2004 contribution of $190 million. At present, the Commonwealth maintains a balance of approximately $263.4 million in the BSRF. Additionally, at present the Commonwealth maintains balances in various funds and accounts, including the BSRF, totaling approximately 6% of the Commonwealth's annual operating costs. The proposed Fiscal Year 2006 budget anticipates a partial draw down of a portion of these reserves, primarily a majority of the remaining balance in the Commonwealth's intergovernmental transfer reserve account.

The Commonwealth maintains trust and agency funds that are used to administer funds received pursuant to a specific bequest or as an agent for other governmental units or individuals. Enterprise funds are maintained for departments or programs operated like private enterprises. The largest of these funds is the State Stores Fund, which is used for the receipts and disbursements of the Commonwealth's liquor store system. Sale and distribution of all liquor within Pennsylvania is a government enterprise. In addition, the Commonwealth maintains funds classified as working capital, bond and sinking funds for specified purposes.

Financial information for the principal operating funds is maintained on a budgetary basis of accounting for insuring compliance with the enacted operating budget and is governed by applicable Commonwealth statutes and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The GAAP statements are audited jointly by the Auditor General of the Commonwealth and an independent public accounting firm. The Commonwealth maintains a June 30th fiscal year end.

Beginning with its GAAP basis financial statements for the fiscal year ended June 30, 2002, the Commonwealth has adopted several new accounting and reporting standards (collectively, the "New Standards"). Among other things, these New Standards required presentation of government-wide and fund financial statements that constitute basic financial statements and replace general-purpose financial statements reported under former standards. Government-wide financial statements are intended to portray the government "as a whole" while fund financial statements provide fund-specific information. Government-wide financial

statements are intended to describe the total cost of providing governmental services and disclose whether the Commonwealth's financial condition improved or weakened during the fiscal year. As part of implementing the New Standards, effective July 1, 2001 the Commonwealth has reclassified and/or restated numerous fund balance amounts previously reported at June 30, 2001 and has reported governmental activities net assets at June 30, 2001. The New Standards also require providing supplementary information, including a Management's Discussion and Analysis of the financial statements. For Fiscal Year 2002 the Commonwealth also changed how functional expenditure categories are defined. All of these changes may hamper the comparability of GAAP basis financial information for Fiscal Year 2002 to financial reports for years prior to the implementation of the New Standards.

<u>Revenues</u>

Tax revenues constitute approximately 98% of Commonwealth revenues in the General Fund. The major tax sources for the General Fund of the Commonwealth are the sales tax ($7.999 billion, 32.9% of General Fund revenues in Fiscal Year 2005), the personal income tax ($8.746 billion, 36% of General Fund revenues in Fiscal Year 2005), the 9.99% corporate net income tax ($1.921 billion, 7.9% of General Fund revenues in Fiscal Year 2005) and capital stock and franchise taxes ($1.025 billion, 4.2% of General Fund revenues in Fiscal Year 2005).

The sales tax is levied at a rate of 6% on the sale, use, storage, rental or consumption of tangible personal property, cigarettes and certain services, and upon the occupancy of hotel rooms. Substantial exemptions from the tax include clothing, food purchased in grocery stores or supermarkets, medical supplies, drugs, residential use of certain utilities, motor fuels, and machinery, equipment and items used in manufacturing, processing, farming or dairying and utility service. The tax base was expanded in Fiscal Year 1992 to include a number of services not previously taxed. Beginning in Fiscal Year 1998, 1.22% of collections, up to an annual limit of $75 million, were transferred to a special fund for mass transit assistance, and in Fiscal Year 2004, the percentage was increased by an additional 0.417%.

The Commonwealth's personal income tax is levied at a flat rate on the taxable income of all residents and resident trusts and estates and taxable income attributable to Pennsylvania non-resident estates and trusts. The current tax rate of 3.07% became effective on January 1, 2004, having been raised from the prior rate of 2.8%, which had been in effect since July 1, 1992. Credit against the tax is allowed for gross or net income taxes paid to other states by Pennsylvania residents.

Capital stock and franchise taxes are levied on the capital stock value of domestic and foreign corporations doing business or having property or capital employed in Pennsylvania on that portion of capital stock value apportionable to Pennsylvania under a statutory formula. Capital stock and franchise tax tentative payments are payable quarterly based on 90% of the tax liability of the year preceding the immediate prior year. Under current law, the General Fund tax rate for tax years that began in 2005 is 5.99 mills, having been reduced from 6.99 mills effective January 1, 2005. This tax is scheduled to be phased out by annual rate reductions through 2010.

Other taxes, including the utility gross receipts tax ($1.125 billion, 4.6% of Fiscal Year 2005 revenues), the cigarette tax ($784.4 million, 3.2% of Fiscal Year 2005 revenues) and

inheritance and estate taxes ($716.1 million, 2.9% of Fiscal Year 2005 revenues) also contribute significant revenues to the Commonwealth's budget.

The major tax sources for the Motor License Fund are the liquid fuels taxes and the oil companies franchise tax. Together these taxes produce over 45% of Motor License Fund revenues. For Fiscal Year 2005, the liquid fuels tax accounted for $588.4 million (27.3%), and the oil company franchise tax accounted for $381.3 million (17.7%) of Motor License Fund revenues. Portions of certain taxes whose receipts are deposited into the Motor License Fund are legislatively restricted to specific transportation programs. These receipts are accounted for in restricted accounts in the Motor License Fund and are not included in the discussions of the tax revenues of the Motor License Fund.

License and fee receipts in the General Fund for Fiscal Year 2005 totaled $121.1 million representing 0.5% of Commonwealth revenues to the General Fund. A general increase in various General Fund fees was enacted in December 2003 and effective in January 2004. Revenues from motor vehicle licenses and fees in Fiscal Year 2004 were $876.9 million, representing 40.7% of total Fiscal Year 2005 Motor License Fund revenues.

Federal Revenues. Receipts by the Commonwealth in its General Fund, Motor License Fund and State Lottery Fund from the Federal government during Fiscal Year 2005 totaled $17.6 billion. Approximately $11.8 billion, or 67.2% of total Federal revenue to the Commonwealth for Fiscal Year 2005, was attributable to public health and welfare programs. For Fiscal Year 2006, receipt of Federal funds is estimated to be $17.3 billion.

Expenditures

In Fiscal Year 2005, expenditures from Commonwealth revenues for education purposes were over $9.8 billion. The 2006 Budget (defined below) includes over $10.1 billion in education funding, an increase of over 3% over Fiscal Year 2005.

Public Health and Human Services. The Commonwealth provides temporary support for its residents who are seeking to achieve and sustain independence. It also provides care, treatment and rehabilitation to persons with mental and physical disabilities and supports programs to prevent or reduce social, mental and physical disease and disabilities. Fiscal Year 2005 public health and human services expenditures were $23.53 billion and are projected to be $24.3 billion for Fiscal Year 2006. Of the Fiscal Year 2005 expenditures, $8.2 billion were funded from the General Fund, while $8.9 billion is estimated for Fiscal Year 2006. Federal funds are expected to decrease by $114.5 million, and augmentations are expected to increase by $112.9 million for Fiscal Year 2006. The 2006 Budget also includes $337 million of receipts from the Tobacco Settlement Fund that will be expended for health care.

Programs providing temporary financial assistance and medical assistance comprise the largest portion of public health and human services expenditures. General Fund expenditures for these assistance programs by the Commonwealth amounted to $4.7 billion in Fiscal Year 2005, while $5.1 billion is budgeted from the General Fund for Fiscal Year 2006. The 2005 budget included the use of $79.9 million in additional intergovernmental transfer funds to offset General Fund requirements and $260.6 million is estimated for Fiscal Year 2006 for expected program

cost increases. A nursing home assessment fee provided a General Fund offset of $157.8 million in Fiscal Year 2005 and is expected to provide $185.7 million offset in Fiscal Year 2006. In addition, a managed care organization assessment provided a General Fund offset of $174.9 million in Fiscal Year 2005 and is expected to provide a $192.6 million offset in Fiscal Year 2006. Approximately 37% of the total cost of assistance to the economically needy is supported by Commonwealth funds appropriated from the General Fund. The balance is provided from reimbursements by the Federal government and through various program collection activities conducted by the Commonwealth.

Expenditures for medical assistance increased during the period from Fiscal Years 1995 through 2005 by an average annual rate of 8.5%. Fiscal Year 2005 expenditures from Commonwealth funds were $4.2 billion and the 2006 Budget appropriated $4.6 billion for medical assistance, an increase of 9.7%. Income maintenance cash assistance payments to families in transition to independence were $961.2 million for Fiscal Year 2005, of which $384.2 million was from the General Fund. The 2006 Budget includes a total of $962.7 million, with $377.3 million provided from the General Fund.

Transportation. The Commonwealth is responsible for the construction, restoration and maintenance of the highways and bridges in the 40,000-mile state highway system, including certain city streets that are a part of the state highway system. Assistance for the maintenance and construction of local roads and bridges is provided to municipalities through grants of financial aid. Highway maintenance costs, construction costs and assistance grants are paid from the Motor License Fund. The General Fund, the State Lottery Fund and other special funds, including the Public Transportation Assistance Fund, the Liquid Fuels Tax Fund, the Highway Beautification Fund and the Motor Vehicle Transaction Recovery Fund provide the remainder of funding for transportation programs.

The Commonwealth also provides subsidies for mass transit systems including passenger rail and bus service. A total of $408.5 million in Commonwealth revenues was expended from the General Fund and the State Lottery Fund for such purposes in Fiscal Year 2004, and $515.6 million is available for Fiscal Year 2005. A total of $497.9 million was included in the 2006 Budget. In 1991, the Public Transportation Assistance Fund was created with dedicated sources of funding for mass transit systems. Funds totaling $174.7 million were expended from this fund in Fiscal Year 2004, and $193.0 million was budgeted for Fiscal Year 2005. A total of $174.4 million is budgeted for Fiscal Year 2006.

Motor License Fund restricted revenues budgeted for highway construction purposes totaled $554.8 million in Fiscal Year 2004. Combined Motor License Fund and restricted revenues expended for highway maintenance in Fiscal Year 2004 totaled $1.143 billion. A total of $1.395 billion was budgeted for Fiscal Year 2005. Support of highway and bridge expenditures by local governments through grants paid from Motor License Fund and restricted revenues were $274.5 million in Fiscal Year 2004. A total of $302.6 million was available for Fiscal Year 2005.

The Commonwealth's current aviation program funds the development of public airport facilities through grants providing for airport development, runway rehabilitation, and real estate tax rebates for public use airports. Taxes levied on aviation and jet fuel provide revenues for a

restricted account for aviation programs in the Motor License Fund. In Fiscal Year 2004, $17 million was expended from the aviation restricted account for such purposes. A total of $18.3 million was available for Fiscal Year 2005.

Financial Performance

Recent Developments. On July 7, 2005, the Commonwealth's Fiscal Year 2006 budget was enacted by the General Assembly and signed into law by the Governor (the "2006 Budget"). The 2006 Budget includes a projected rise in Commonwealth revenues, prior to reserves for tax refunds, of 2.8% over Fiscal Year 2005 receipts. The rate of growth in revenues is based upon a projection that the national economy will continue to grow at a modest rate. The 2006 Budget provides for an increase in appropriations of 5.3% over the 2005 Budget. Contributing to an increase in appropriations is the replacement of a significant amount of Federal fiscal relief with Commonwealth funds, which accounts for nearly one-third of the projected rate of growth in appropriations.

Financial Results for Governmental Fund Types Recent Fiscal Years (GAAP Basis). During Fiscal Year 2004, the overall financial position (net assets) of the Commonwealth, including both governmental and business-type activities, increased by $1.1 billion or 5.3% of total beginning (as restated at July 1, 2003) net assets of $20.7 billion. For governmental activities, the net increase in net assets was $1.5 billion, 8.2% of beginning net assets of $18.2 billion. Total governmental assets were $37 billion and liabilities were $17.3 billion at June 30, 2004, leaving net governmental assets of $19.7 billion.

The governmental funds balance sheet reports total fund balances for all governmental funds. Assets of the Commonwealth's governmental funds (the General Fund, the Motor License Fund and the Tobacco Settlement Fund are major governmental funds) as of June 30, 2004 were $16.2 billion. Liabilities for the same date totaled $9.4 billion, leaving a fund balance of $6.79 billion, an increase of $1.16 billion from the fund balance at June 30, 2003, as restated. The fund balance for the General Fund increased by $648.8 million, the fund balance for the Motor License Fund increased by $187 million, the fund balance for the Tobacco Settlement Fund increased by $74 million and the fund balance for aggregated non-major funds increased by $248 million.

General Fund Financial Results for Recent Fiscal Years (GAAP Basis). During the five year period from Fiscal Year 2000 through Fiscal Year 2004, total revenues and other sources increased by an average 4.6% annually. Tax revenues during this same period increased by an annual average of 2.7%. During the past several years, slow economic growth and the resulting slow growth for tax revenues have caused fees and license income and other financing sources such as transfers from other funds to become a larger portion of income to the General Fund. Expenditures and other uses during the Fiscal Years 2000 through 2004 rose at an average annual rate of 5.4%.

The fund balance at June 30, 2004 totaled $3.007 billion, an increase of $648.8 million from the balance at June 30, 2003. The Fiscal Year 2004 year-end unreserved-undesignated portion of the fund balance was $1.63 billion, $318.8 million above the amount recorded for Fiscal Year 2003.

General Fund Fiscal Year 2003 Financial Results (GAAP Basis). At June 30, 2003, the General Fund reported a fund balance of $2.36 billion, a decrease of $665 million from the reported $3.023 billion fund balance at June 30, 2002. On a net basis, total assets increased by $388 million to $8.525 billion. Liabilities increased by $1.053 billion to $6.167 billion largely because of a $383 million increase in accounts payable. A large part of the $665 million net decrease in the General Fund balance was because the General Fund transferred $903 million to other funds and provided $1.04 billion to component units. Total General Fund expenditures increased by 8.2% during Fiscal Year 2003. General Fund tax revenues increased by 4.9% due to economic growth and, to a large degree, by increases in cigarette tax rates. Intergovernmental revenues increased by 11.1% due to increases in Federally-funded programs, particularly medical and other assistance. Total General Fund revenues increased by 6.1% during Fiscal Year 2003. The overall decrease in fund balance ($665 million) during Fiscal Year 2003 was an improvement of $957 million over the prior fiscal year decrease in fund balance ($1.622 billion). On an overall basis, during periods of declining or slow economic growth, it is common for the fund balance of the General Fund to decline.

General Fund Fiscal Year 2003 Financial Results (Budgetary Basis). Continued slow growth in the national economy since the recession of 2001 impacted the Commonwealth tax and revenue collections in Fiscal Year 2003. Actual fiscal year Commonwealth revenues were below estimate by 2.3% or $497.6 million. Total Fiscal Year 2003 Commonwealth revenues net of reserves for tax refunds and including intergovernmental transfers and additional resources were $21.81 billion. Actual expenditures from Fiscal Year 2003 appropriations were 1.4% or $295.7 million below the original enacted amounts for Fiscal Year 2003. Total expenditures net of appropriation lapses and including intergovernmental transfers and expenditures from additional resources totaled $21.67 billion. As a result of financial operations during Fiscal Year 2003, efforts to reduce expenditures and the General Assembly's repeal of the transfer of $300 million from the General Fund to the BSRF, the unappropriated surplus balance increased by $136.6 million prior to the statutorily required 25% transfer to the BSRF. As result, the Fiscal Year 2003 final unappropriated surplus balance was $209.3 million as of June 30, 2003.

Revenues available to the Commonwealth, including intergovernmental transfers and additional resources, and prior to reserves for refunds increased 11% from Fiscal Year 2002 levels. Fiscal Year 2003 revenues totaled $21.81 billion, an increase of $2.2 billion over Fiscal Year 2002. Commonwealth taxes and revenues, prior to reserves for refunds, increased by $1.3 billion to $21.31 billion in Fiscal Year 2003, a 6.3% increase. While Commonwealth revenues increased year over year, revenues were below the estimate enacted with the Fiscal Year 2003 budget. Commonwealth taxes and revenues totaled $21.31 billion, $497.6 million (2.3%) below the estimate made at the time the Fiscal Year 2003 budget was enacted.

Commonwealth expenditures of appropriations, including supplemental appropriations, intergovernmental transfers and additional resources, and net of appropriation lapses, totaled $21.67 billion, representing an increase of $797.5 million or 3.8% from Fiscal Year 2002 levels. A total of $466.9 million in appropriations were lapsed in Fiscal Year 2003 as part of a comprehensive effort by the Commonwealth to limit expenditures in response to revenue collections below the estimate enacted with the Fiscal Year 2003 budget, which relied on intergovernmental transfers for a larger portion of medical assistance costs than in Fiscal Year 2002. Intergovernmental transfers replaced $844.6 million of General Fund medical assistance

costs in Fiscal Year 2003 compared to $549.6 million in Fiscal Year 2002. Expenditures normally funded from Commonwealth revenues, but which were funded from additional resources in Fiscal Year 2003 totaled $578.9 million. These expenditures included $380.4 million in General Fund debt service that was paid from other available funds, including the proceeds of a May 2002 refunding bond issued by the Pennsylvania Industrial Development Authority as well as $198.5 million in long term care costs that were paid from Tobacco Settlement Fund revenues.

General Fund Fiscal Year 2004 Financial Results (GAAP Basis). At June 30, 2004, the General Fund reported a fund balance of $3.01 billion, an increase of approximately $649 million from the reported $2.4 billion fund balance at June 30, 2003. On a net basis, total assets increased by $1.94 billion to $10.46 billion. Liabilities increased by $1.29 billion to $7.46 billion largely because of a $764 million increase in accounts payable.

General Fund tax revenues increased by 8.4% due to economic growth and specific statutory increases in certain tax bases and rates enacted in December 2003. Intergovernmental revenues increased by 14.3%, due primarily to increases in Federally-funded programs, particularly medical and other assistance, where expenditures increased over the prior year. Total General Fund revenues increased by 10.3% during the fiscal year. The overall increase in the fund balance, $648.8 million, during the fiscal year was an improvement of $1.31 billion over the prior fiscal year decrease in fund balance of $665 million. On an overall basis, during periods of declining or slow economic growth, it is common for the fund balance of the General Fund to decline and, conversely, to increase during periods of economic growth. During periods of economic growth, General Fund revenues increase while certain significant expenditures, such as medical assistance, also increase, but at a slower rate. Total General Fund expenditures increased by 6% during Fiscal Year 2004 largely because of the increase in expenditures for medical and other assistance.

General Fund Fiscal Year 2004 Financial Results (Budgetary Basis). A rebounding national economy that exceeded preliminary growth estimates resulted in actual Fiscal Year 2004 General Fund revenues exceeding the budget estimate by 2.9% ($636.7 million). Total Fiscal Year 2004 revenues net of reserves for tax refunds and including intergovernmental transfers and additional resources totaled $23.16 billion. Total expenditures net of appropriation lapses and including intergovernmental transfers and expenditures from additional resources was $23.09 billion. As result of Commonwealth financial operations during the fiscal year the preliminary unappropriated surplus balance, prior to the statutorily required 25% transfer to the BSRF, was scheduled to increase $57.5 million to $266.8 million from the Fiscal Year 2003 ending balance. Following the statutorily required 25% transfer to the BSRF ($66.7 million), a supplemental transfer of $123.3 million was also made to the BSRF. As result, the Fiscal Year 2004 final unappropriated surplus balance was $76.7 million as of June 30, 2004.

Revenues available to the Commonwealth, including intergovernmental transfers and additional resources, increased 6.2% from Fiscal Year 2003 levels. Fiscal Year 2004 revenues totaled $23.16 billion, an increase of $1.35 billion over Fiscal Year 2003 revenues. Commonwealth taxes and revenues, prior to reserves for refunds, increased by $1.514 billion to $22.828 billion in Fiscal Year 2004, a 7.1% increase from Fiscal Year 2003 actual receipts. This increase in tax revenues was primarily due to increases for certain Commonwealth taxes enacted

with the Fiscal Year 2004 budget. Tax revenues to the Commonwealth for Fiscal Year 2004 exceeded the budget estimate, as re-certified in December 2003, by $636.7 million or 2.9%. Nearly all Commonwealth major tax and revenue categories experienced revenue collections above the budget estimate. Non-tax revenue collections were $158.9 million (25.5%) greater than projected, principally due to increased earnings on investments and the enhancement of the Commonwealth's escheat program. The rate of growth in earnings on investments was, in large part, the result of actions by the Commonwealth to terminate a formerly separate pool of available General Fund cash balances that have been invested in equity securities. By combining all General Fund cash balances into one common investment pool, the General Fund achieved approximately $50 million in previously unrealized capital gains during Fiscal Year 2004.

Expenditures for Fiscal Year 2004, including supplemental appropriations, intergovernmental transfers and additional resources, and net of appropriation lapses, totaled $23.089 billion, representing an increase of $1.417 billion or 6.5% from Fiscal Year 2003 levels. A total of $182.9 million in appropriations were lapsed in Fiscal Year 2004. The Fiscal Year 2004 budget continued to utilize an enhanced level of intergovernmental transfers for a portion of medical assistance costs, albeit at a reduced rate from Fiscal Year 2003. Intergovernmental transfers replaced $738.7 million of General Fund medical assistance costs in Fiscal Year 2004, compared to $844.6 million in Fiscal Year 2003. Expenditures normally funded from Commonwealth revenues that were instead funded from additional resources in Fiscal Year 2004 totaled $607.6 million.

As part of the 2004 budget proposal, the Governor proposed two major program expansions that were enacted by the General Assembly. In education, the Governor proposed to shift a substantial portion of local public school costs from local property taxes levied by school districts to an increased subsidy payment to school districts by the Commonwealth, which would eventually increase the Commonwealth's subsidy of local public school costs to 50% of total costs in aggregate. Funds for education at the local level totaling nearly $1 billion are expected to be funded from taxes realized from the legalization of slot machines at racetracks in the state. The increased level of education funding from the Commonwealth would be used to reduce local property taxes by an equal amount. The Governor also proposed an economic stimulus plan for the Commonwealth to provide additional funding to be combined with private investments to invest in economic development projects directed at blighted rural, urban and suburban sites to be re-developed to spur the location of new job-creating businesses. The funding for the economic stimulus program is to come from $2.025 billion of debt issued over more than four fiscal years.

General Fund Fiscal Year 2005 Financial Results (Budgetary Basis). Total Fiscal Year 2005 revenues, net of reserves for tax refunds and including intergovernmental transfers and additional resources, totaled $24.35 billion. Total expenditures net of appropriation lapses and including intergovernmental transfers and expenditures from additional resources were $23.95 billion. As result of Commonwealth financial operations during the fiscal year, the preliminary unappropriated surplus balance, prior to the statutorily required 25% transfer to the BSRF, was $429.2 million, an increase of $162.5 million from the Fiscal Year 2004 preliminary ending balance. Following the transfer to the BSRF of $64.4 million, the Fiscal Year 2005 unappropriated surplus balance was $364.8 million.

The 2005 Budget was based initially on an estimated 4.5% increase for General Fund revenues prior to accounting for any changes in tax and revenue provisions enacted in the second half of Fiscal Year 2004. After adjustments for various tax rate and tax base changes enacted for the 2004 Budget, total General Fund revenues were projected to increase 3.8% over Fiscal Year 2004 actual receipts and total $23.87 billion prior to reserves for tax refunds. Total Fiscal Year 2005 revenues net of reserves for tax refunds, exceeded $24.31 million, a 6.5% increase over Fiscal Year 2004 receipts. The tax revenue component of Commonwealth receipts, including the effects of the tax rate and tax base changes enacted in Fiscal Year 2004, rose $1.67 billion or 7.6% over Fiscal Year 2004 actual receipts. Total revenues to the Commonwealth exceeded the budget estimate by $442 million or 1.9%. Personal income tax receipts grew by $1.01 million or 13.1% over Fiscal Year 2004 revenues. During Fiscal Year 2005, corporate tax receipts grew $285.1 million or 10.7%. Sales and use tax revenues to the Commonwealth grew $271.4 million or 3.5% over Fiscal Year 2004 receipts. Receipts of Commonwealth non-tax revenues continued to exceed the estimate as total revenue from this source exceeded $596 million. Earnings from investments and revisions to the Commonwealth's escheats program continued to provide revenues well in excess of the estimate for Fiscal Year 2005. Significant non-recurring capital gains earnings on the investment of available General Fund cash balances and increased contributions from the Commonwealth's liquor store profits contributed to enhanced non-tax revenues during the prior two fiscal years. Reserves for tax refunds in Fiscal Year 2005 were $1,000 million, a decrease of $14.7 million or 1.4% from Fiscal Year 2004 levels.

Fiscal Year 2005 state-level expenditures, including supplemental appropriations and net of appropriation lapses, totaled $22.96 million, an increase of 5.6% from Fiscal Year 2004 appropriations. A total of $148.1 million in appropriations were lapsed in Fiscal Year 2005 and the 2005 Budget continued to utilize intergovernmental transfers for a portion of medical assistance costs. In addition, approximately $399 million in additional funds, primarily $377.6 million of remaining Federal fiscal relief, was appropriated in Fiscal Year 2005 to fund expenditures normally funded from Commonwealth revenues.

Fiscal Year 2006 Budget. The 2006 Budget is based on an estimated 2.8% increase in General Fund revenues from those received in Fiscal Year 2005. The 2006 Budget appropriates $24.28 billion of Commonwealth funds against estimated revenues net of tax refunds, of $23.91 billion. The $362 million difference between estimated revenues and recommended appropriations is to be funded by a draw down of the $364 million Fiscal Year 2006 beginning balance. Additionally, the 2006 Budget allocates additional Commonwealth funds to replace significant amounts of formerly available Federal funds.

Fiscal Year 2006 revenue estimates are based upon an economic forecast of 3.3% growth in national real gross domestic product from the start of the third quarter of 2005 to the end of the second quarter of Fiscal Year 2006. Trends in the Commonwealth's economy are expected to maintain their close association with national economic trends. Personal income growth in Pennsylvania is projected to remain slightly below that of the U.S., while the Pennsylvania unemployment rate is anticipated to be close to the national rate. The tax revenue component of General Fund receipts is expected to increase by $731.8 million or approximately 3.1% prior to reserves for refunds. Fiscal Year 2006 revenues from the personal income tax are forecasted to increase by 5%, while receipts from the sales and use tax are estimated to rise 3.4% over Fiscal Year 2005 receipts. Corporate receipts are expected to grow minimally in Fiscal Year 2006,

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whereas revenues from non-tax sources such as earnings on investments and escheats are forecast to decline by 8.5%.

The 2006 Budget provides $24.28 billion of appropriations from Commonwealth revenues, an increase of 5.3% from Fiscal Year 2005 expenditures and represents a planned draw down of $362 million of the unappropriated surplus balance available at the end of Fiscal Year 2005. A portion of the increased level of state funded appropriations is attributable to the replacement of Federal funds received, on a one-time basis, which were utilized during the Fiscal Year 2004 and 2005 budgets. The 2006 Budget also includes $884.7 million in funding for various medical assistance expenditures through intergovernmental transfer proceeds, certain nursing home assessments and a tax on managed care organizations. This amount is an increase of nearly 39% from the $638.6 million in such proceeds utilized during Fiscal Year 2005. Under the intergovernmental transfer transactions, certain county governments contribute funds to the Commonwealth to help pay Medicaid expenses. These contributions have the effect of supplementing the amount of Commonwealth revenues available for the medical assistance program and are available to match Federal Medicaid funds. Federal authority to use the county contributions to pool transactions to match additional Federal funds is currently scheduled to expire in 2010. The unappropriated balance is currently estimated to be $1.6 million for Fiscal Year 2006.

Motor License Fund—Fiscal Years 2003-05. The Motor License Fund ended Fiscal Year 2003 with an unappropriated surplus of $30.4 million, a net decrease of $26 million during the fiscal year. Actual revenue collection was below estimate by $30.5 million (1.5%). Motor License Fund revenues collected during Fiscal Year 2003 totaled about $2 billion, an increase of 2.2% from the prior fiscal year. The slow-growing national economy impacted the rate of growth of the Motor License Fund and as the liquid fuels tax, the largest revenue category, and license and fees revenue grew by 1.4% and 1.8% respectively from Fiscal Year 2002. Other revenues to the Motor License Fund, principally earnings on investments, grew 28.5% from 2002 totals. Expenditures, net of lapses, totaled $2.05 billion, an increase of 0.3% over Fiscal Year 2002 expenditures.

Revenues to the Motor License Fund in Fiscal Year 2004 totaled $2.09 billion, an increase of 4.3% over Fiscal Year 2003 revenues. License and fee revenues grew by 1.7% and other revenue receipts, namely earnings on investments, grew by $64.9 million (101%) from prior year receipts. Appropriations of Commonwealth revenues in the 2004 budget total $2.023 billion. This amount represents a decrease of 1.2% over prior expenditures.

The Motor License Fund ended Fiscal Year 2005 with an unappropriated surplus of $212.4 million, a net increase of $98.8 million or 87% from Fiscal Year 2004. Motor License Fund revenues totaled $2.16 billion, an increase of 3.4% over actual Fiscal Year 2004 receipts. Revenues from other revenue receipts, primarily earnings on investments, grew 86.7% during Fiscal Year 2004, while receipts from license and fees increased by 4% over Fiscal Year 2004 receipts. Revenues to the Motor License Fund from liquid fuels taxes increased by 4.2% during Fiscal Year 2005. Expenditures of Motor License Fund revenues totaled $2.07 billion for Fiscal Year 2005, an increase of 2.4% from actual Fiscal Year 2004 expenditures net of lapses.

Fiscal Year 2006 revenues for the Motor License Fund are estimated to be $2.23 billion, an increase of 3.4% over actual Fiscal Year 2005 receipts. Liquid fuels tax receipts are projected to increase by 7.4% while license and fee revenues are projected to decline slightly (0.04%). Other revenue receipts, namely earnings on investments, are estimated to decline by nearly 2%. Appropriations from Commonwealth funds for Fiscal Year 2006 are estimated to total $2.34 million, an increase of nearly 13%. The 2006 Budget projects a draw down of approximately $109 million from the estimated fiscal year beginning balance, with the additional funding targeted towards enhanced highway maintenance efforts.

State Lottery Fund—Fiscal Years 2003-05. Receipts from this fund support financial assistance programs for elderly and handicapped individuals, and increased costs for the provision of pharmaceutical aid to eligible seniors continued to be a significant component of the increased level of expenditures. During Fiscal Year 2003 gross ticket sales were $1.067 billion, an increase of 6.4% over actual receipts in Fiscal Year 2002. Expenditures net of current year lapses totaled $1.140 billion, an increase of 10.7%. The excess of expenditures over fiscal year revenues was funded by a partial draw down of $63.4 million from the unappropriated surplus of the fund.

Lottery tickets sales rose 9.7% from Fiscal Year 2003 and provided net revenues of $1.171 million. Revenues from various lottery sources, including the Commonwealth's participation in the multi-state Powerball game, were 1.6% below the budget estimate. Expenditures net of current year lapses totaled $1.139 billion. Revenues, including prior year lapses, in excess of expenditures for Fiscal Year 2004 contributed to an unappropriated fund balance and reserve of $299.8 million (including $100 million of reserves), and increase of 20% from Fiscal Year 2003.

Revenues from Lottery tickets sales and other miscellaneous revenue sources rose 3.5% during Fiscal Year 2005, totaling $1.21 billion. Expenditures net of lapses, totaled $1.14 billion, an amount equal to the expenditure levels experienced in Fiscal Year 2004. Revenues, including prior year lapses, in excess of expenditures for Fiscal Year 2005 contributed to an unappropriated fund balance and reserve of $381 million, an increase of 27% from Fiscal Year 2004.

The 2006 Budget anticipates revenues of $1.33 billion, a 9.9% increase in revenues from Lottery sources, including instant ticket sales and the state's participation in the multi-state Powerball game. Budgeted expenditures totaling $1.31 billion are 15% above Fiscal Year 2005 expenditures. The anticipated fiscal year-end balance and reserve is projected to total $402.7 million, an increase of 5.7%.

Commonwealth Indebtedness

The Constitution permits the Commonwealth to incur the following types of debt: (1) debt to suppress insurrection or rehabilitate areas affected by disaster; (2) electorate approved debt; (3) debt for capital projects subject to an aggregate debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and (4) tax anticipation notes payable in the fiscal year of issuance. All debt except tax anticipation notes must be amortized in substantial and regular amounts. Debt service on general obligation debt is paid from General

Fund appropriations, except for debt issued for highway purposes, which is paid out of Motor License Fund appropriations.

Net outstanding general obligation debt totaled $6.747 billion at June 30, 2005, a net decrease of $19.8 million from June 30, 2004. Over the 10-year period ended June 30, 2005, total net outstanding general obligation debt increased at an annual rate of 2.9%. Within the most recent 5-year period, outstanding general obligation debt has increased at an annual rate of 6.5%.

General obligation debt for non-highway purposes of $6.58 billion was outstanding on June 30, 2005, an increase of $47.3 million since June 30, 2004. For the period ended June 30, 2005, the 10-year and 5-year average annual compound growth rate for total outstanding debt for non-highway purposes has been 5.2% and 8.4% respectively. Current Commonwealth infrastructure investment projects include improvement and rehabilitation of existing capital facilities and construction of new facilities, such as public buildings, prisons and parks, transit facilities, economic development and community facilities, and other local public buildings.

Outstanding general obligation debt for highway purposes was $164.9 million on June 30, 2005, a decrease of $67 million from June 30, 2004. Highway outstanding debt has declined over the most recent 10-year and 5-year periods ended June 30, 2005, by 17.1% and 20.9%, respectively. The decline in outstanding highway debt is due to the policy begun in 1980 of funding highway capital projects with current revenues except for very limited exceptions. No debt issuance for highway capital projects is currently planned.

When necessary, the Commonwealth engages in short-term borrowing to fund expenses within the fiscal year through the sale of tax anticipation notes. The Commonwealth may issue tax anticipation notes only for the account of the General Fund or the Motor License Fund or both such funds. The principal amount issued, when added to that outstanding, may not exceed in the aggregate 20% of the revenues estimated to accrue to the appropriate fund or both funds in the fiscal year. Tax anticipation notes must mature within the fiscal year in which they were issued. The Commonwealth is not permitted to fund deficits between fiscal years with any form of debt, and any year-end deficit balances must be funded within the succeeding fiscal year's budget. Currently, the Commonwealth has no tax anticipation notes outstanding. The 2005 Budget did not anticipate issuing tax anticipation notes.

Certain state-created organizations have statutory authorization to issue debt for which Commonwealth appropriations to pay debt service thereon are not required. The debt of these organizations is funded by assets of, or revenues derived from, the various projects financed and the debt of such agencies is not an obligation of the Commonwealth although some of the agencies are indirectly dependent on Commonwealth appropriations. The following organizations had debt currently outstanding as of June 30, 2005: Delaware River Joint Toll Bridge Commission ($191.7 million), Delaware River Port Authority ($1.245 billion), Pennsylvania Economic Development Financing Authority ($1.447 billion), Pennsylvania Energy Development Authority ($28.1 million), Pennsylvania Higher Education Assistance Agency ($05.525 billion), Pennsylvania Higher Educational Facilities Authority ($4.893 billion), Pennsylvania Industrial Development Authority ($478.5 million), Pennsylvania Infrastructure

Investment Authority ($96.8 million), Pennsylvania Turnpike Commission ($2.438 billion), and the State Public School Building Authority ($1.443 billion).

The City of Philadelphia is the largest city in the Commonwealth. The Pennsylvania Intergovernmental Cooperation Authority ("PICA") was created by Commonwealth legislation in 1991 to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. Philadelphia currently is operating under a five-year fiscal plan approved by PICA on July 21, 2005.

No further bonds may be issued by PICA for the purpose of either financing capital projects or a deficit, as the authority for such bond issuance expired December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expired on December 31, 1995. Its ability to refund existing outstanding debt is unrestricted. PICA had $723.6 million in special tax revenue bonds outstanding as of June 30, 2005. Neither the taxing power nor the credit of the Commonwealth is pledged to pay debt service on PICA's bonds.

<u>Ratings</u>. General obligation bonds of the Commonwealth are rated "AA" by Standard & Poor's Ratings Services, "Aa2" by Moody's Investor Services, and "AA" by Fitch, Inc. The ratings reflect only the views of the rating agencies.

<u>Pensions and Retirement Systems</u>. The Commonwealth maintains contributory benefit pension plans covering all state employees, public school employees and employees of certain state-related organizations. State employees and employees of certain state-related organizations are members of the State Employees' Retirement System ("SERS"). Public school employees are members of the Public School Employees' Retirement System ("PSERS"). With certain exceptions, membership in the applicable retirement system is mandatory for covered employees.

The Commonwealth's retirement programs are jointly contributory between the employer and employee. The contribution rate for PSERS new members who enroll in the pension plan on or after January 1, 2002 is 7.5% of compensation. The contribution rates for current PSERS members range from 5% to 7.5% of compensation depending upon their date of employment and elections made by the member. SERS' contribution rate for most employees is 6.25%. Interest on each employee's accumulated contributions is credited annually at a 4% rate mandated by state statute. Accumulated contributions plus interest credited is refundable to covered employees upon termination of their employment.

Annual actuarial valuations are required by state law to determine the employer contribution rates necessary to accumulate sufficient assets and provide for payment of future benefits. The actuary's recommendations for employer contribution rates represent a funding plan for meeting current and future retirement obligations and are included in the 2006 Budget. As of June 30, 2004, the market value of investment assets for PSERS was $48.54 billion. As of June 30, 2003, the market value of investment assets for SERS was $24.54 billion.

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<u>Litigation</u>

Following are brief descriptions of certain cases affecting the Commonwealth, as reviewed by the Commonwealth's Attorney General and Office of General Counsel.

In 1978, the General Assembly approved a limited waiver of sovereign immunity. Damages for any loss are limited to $250,000 for each person and $1,000,000 for each accident. The Supreme Court of Pennsylvania has held that this limitation is constitutional. Approximately 3,150 suits against the Commonwealth remain open. Tort claim payments for the departments and agencies, other than the Department of Transportation, are paid from departmental and agency operating and program appropriations. Tort claim payments for the Department of Transportation are paid from an appropriation from the Motor License Fund. The Motor License Fund tort claim appropriation for Fiscal Year 2006 is $20 million.

Powell v. Ridge. In 1998, a suit was filed on behalf of a variety of plaintiffs, including the School District of Philadelphia, the parents of several Philadelphia school children, local community organizations, and the City and Mayor of Philadelphia. The suit alleges that the Commonwealth's formula for distributing school funding provides less money to districts with a majority non-white population than it does to similarly situated districts that have a majority of white students. The plaintiffs seek a declaration that the Commonwealth's funding practices and policies discriminate against minority students in violation of Federal law, as well as injunctive relief barring the use of such practices.

Since June 23, 2000, the case has been in civil suspense for a variety of reasons. Most recently, the court continued the stay of proceedings until the appellate court and U.S. Supreme Court decided other cases that likely would directly affect the plaintiffs' claims. Those decisions have now been issued and make clear that the plaintiffs' claims, as currently pled, are not viable.

County of Allegheny v. Commonwealth of Pennsylvania. In December 1987, the Supreme Court of Pennsylvania held that the statutory scheme for county funding of the judicial system is in conflict with the Pennsylvania Constitution. However, the Supreme Court of Pennsylvania stayed its judgment to afford the General Assembly an opportunity to enact appropriate funding legislation consistent with its opinion and ordered that the prior system of county funding shall remain in place until this is done.

The Court appointed retired Justice Frank J. Montemuro, Jr. as special master to devise and submit a plan for implementation. His interim report recommended a four phase transition to Commonwealth funding of a unified judicial system, during each of which specified court employees would transfer into the Commonwealth's payroll system. Phase I recommended that the General Assembly provide for an administrative structure of local court administrators to be employed by the Administrative Office of Pennsylvania Courts, a state agency. On June 22, 1999, the Governor approved legislation under which approximately 165 county-level court administrators became employees of the Commonwealth. The act also triggered the release of the appropriations that had been made for this purpose in 1998 and 1999. The remainder of Justice Montemuro's recommendation for later phases remains pending before the Supreme Court of Pennsylvania.

PPG Industries, Inc. v. Commonwealth of Pennsylvania. By decision dated November 30, 2001, the Pennsylvania Supreme Court held that the manufacturing exemption to Pennsylvania's capital stock/franchise tax discriminates against interstate commerce in violation of the Commerce Clause of the United States Constitution and ordered the manufacturing exemption severed from the capital stock/franchise tax. Further, the Court directed the Commonwealth to provide a retrospective remedy to taxpayers along the lines of those provided by the U.S. Supreme Court in a similar case *i.e.*, (1) refunds for those taxpayers who were discriminated against by the unlawful exemption, (2) additional assessments against those who benefited by the unlawful exemption, or (3) some combination of the two so long as any remedy does not discriminate against interstate commerce. During the course of this litigation, the General Assembly enacted tax code amendments, which presumptively cured the constitutional problem with the tax after January 1, 1999, but do not impact on the tax during the years involved in this litigation.

PPG filed a petition for reconsideration of the court's opinion, which the court denied on February 1, 2002. The retrospective remedy announced by the Commonwealth on April 29, 2002 appears to be revenue-neutral and satisfactory for in-state manufacturers. However, out-of-state manufacturers have appealed, involving an undetermined but significant dollar amount and those appeals remain pending.

Most of the appeals of out-of-state manufacturers have been resolved through settlement. Some significant cases remain open, but overall, it is probably that these matters will be successfully resolved through settlement without significant fiscal input.

Unisys Corporation v. Commonwealth. Unisys challenged the statutory three-factor formula used for the apportionment of capital stock value in the franchise tax on constitutional and statutory (fairness) grounds. The trial court issued its decision on March 8, 1999, sustaining the statute from the Constitutional challenge in favor of the Commonwealth. However, it ruled in favor of the taxpayer's fairness argument. The Commonwealth appealed this decision to the Pennsylvania Supreme Court and Unisys cross-appealed. On October 25, 2002, the Court issued a decision reversing the holding of the trial court and upholding the Commonwealth's statutory apportionment formula. Unisys filed an application for re-argument, which was denied. Unisys filed a petition for certiorari to the U.S. Supreme Court, which was denied. The trial court denied relief because the taxpayer failed to carry its burden of proof and did not resolve the underlying issue. The decision has very limited applicability to numerous pending cases that raise identical issues and involve undetermined significant dollar amounts.

Northbrook Life Insurance Co. This case is the lead case in potential litigation with the entire insurance industry that does business in Pennsylvania. Currently, the Commonwealth has docketed in excess of 40 cases representing 20 or more insurance companies. Dozens of additional cases are being held pending this litigation at the administrative board's level.

The cases challenge the Department of Revenue's application of portions of the Life and Health Guarantee Association Act of 1982, which established a funding mechanism to fulfill defaulted obligations of insurance companies under life and health insurance policies and annuities contracts to insured Pennsylvania residents. In accordance with this funding mechanism, other insurance companies are assessed to provide the funds due to Pennsylvania

residents insured from insurance companies, which have become insolvent or are otherwise in default to its insureds. The assessed insurance companies may claim a credit against their gross premiums tax liability based on such assessments.

The Department of Revenue allowed credits for assessments paid on taxable annuity considerations. Credits were not allowed for assessments paid on non-taxed annuities. There is no provision in the insurance law that restricts the credit to only the assessments paid on taxable annuities. Taxpayers want the credit for assessments paid on all annuities, both during the period that annuities were taxed and going forward. Settlement negotiations continue and the matter is also being prepared for litigation. Estimates of refund potential vary widely, ranging from $50 million to $300 million.

Duquesne Light Co. v. Commonwealth. There are several appeals involving various years and taxes. The plaintiff is challenging the capital stock tax, corporate net income tax and gross receipts tax. There is over $100 million in total in dispute, but it is highly doubtful that the exposure would be near that amount. At present, the resolution of these matters is the subject of discussions between the parties.

APPENDIX B

Risk Factors--Investing
in Massachusetts Municipal Obligations

The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the Commonwealth of Massachusetts (the "Commonwealth") available as of the date of this Statement of Additional Information. While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material aspects.

General Information

Massachusetts is a relatively slow growing but densely populated state with a well-educated population, comparatively high-income levels, low rates of unemployment, and a relatively diversified economy. While the total population of Massachusetts has remained fairly stable in the last twenty years, significant changes have occurred in the age distribution of the population. Dramatic growth in residents between the ages of 20 and 44 since 1980 is expected to lead to a population distributed more heavily in the 65 and over age group in 2015 and 2025. Massachusetts also has a comparatively large percentage of its residents living in metropolitan areas. According to the 2000 census, the population density of Massachusetts is 809.8 persons per square mile, as compared to 79.6 for the United States as a whole, ranking third among the states in percentage of residents living in metropolitan areas: 96.1% of Massachusetts residents live in metropolitan areas, compared with a national average of 80.3%. The State's population is concentrated in its eastern portion. The City of Boston is the largest city in New England, with a 2000 population of 589,141. According to recent estimates, only six states have grown more slowly than Massachusetts since 2000, and the Commonwealth may even have experienced a slight population loss in 2004.

Since 1970, real and nominal per capital income levels have been consistently higher in Massachusetts than in the United States. After growing at an annual rate higher than that for the United States between 1982 and 1988, real income levels in Massachusetts declined between 1989 and 1991. In 2000 Massachusetts had its highest per capita income growth in 16 years, exceeding the national growth rate by 2.4%. From 2000 to 2003 real income in both Massachusetts and the United States declined, with a steeper decline in Massachusetts. However, real income levels in Massachusetts remained well above the national average. In 2004, income in the Commonwealth grew faster than in the nation and only the District of Columbia and Connecticut had higher levels of per capita personal income.

From 1997 to 2004, gross state product ("GSP") in Massachusetts, New England and the nation has grown approximately 40% in current dollars. Massachusetts had larger GSP increases than New England and the rest of the nation between 1998 and 2000, but then lagged both areas respectively from 2001 to 2003. The Massachusetts economy is the largest in New England, contributing approximately 48% to New England's total GSP and the thirteenth largest in the nation, contributing 2.7% to the nation's total GSP.

The Massachusetts economy is diversified among several industrial and non-industrial sectors. The four largest sectors of the economy (real estate and rental and leasing, manufacturing, finance and insurance, and professional and technical services) contributed 47.8% of the Commonwealth's GSP in 2003. Like many industrial states, Massachusetts has seen a steady decline of its manufacturing jobs base over the last two decades, not only as a share of total employment, but in absolute numbers of jobs as well. Several service sectors have grown to take the place of manufacturing in driving the Massachusetts economy. The combined service sectors now account for more than half of total payroll employment. Total non-agricultural employment in Massachusetts declined at a rate of 2.4% in 2002 and another 1.9% in 2003, but only declined 0.1% in 2004. The preliminary unadjusted estimates for the first five months of 2005 are 0.8% above those for the same months in 2004. In 2004, manufacturing employment declined 3.2% from the year before; a significantly smaller decline than the annual declines in the previous three years and very close to the long-term average rate of decline since 1990 (3% per year). The unadjusted estimates for manufacturing for the first five months of 2005 are only 0.2% below the corresponding 2004 average.

The unemployment rate in Massachusetts has been consistently below that of the United States since the recovery from the recession of the early 1990s. Unemployment levels in the United States as a whole and in the New England region have shown similar patterns in the last two years, generally rising in 2003, then falling in recent months. The unemployment rate in Massachusetts was somewhat erratic, but dropped from 5.2% to 4.8% between May 2004 and May 2005, while the United States unemployment rate dropped from 5.6% to 5.1% over those same months.

Commonwealth Finances

Cash Flow. On August 31, 2005 the Commonwealth released the projected cash flow forecast for Fiscal Year 2006 and the report of cash flows for Fiscal Year 2005. Fiscal Year 2005 ended with a non-segregated cash balance of $2.117 billion and a segregated bond balance of $435.7 million, compared to May 2005 projections of $2.310 billion and $360.3 million, respectively. The cash flow projection for Fiscal Year 2006 is based on the Fiscal Year 2006 Budget, including the value of all vetoes and subsequent overrides as well as all prior appropriations continued into Fiscal Year 2006. The cash flow projection also reflects all Fiscal Year 2005 supplemental appropriations bills either filed or enacted that would impact the Commonwealth's cash flow in Fiscal Year 2006. The Fiscal Year 2006 projection is based on the revised Fiscal Year 2006 tax estimate released on April 5, 2005 of $17.5 billion. Tax projections for Fiscal Year 2006 are $17.448 billion. The gross tax figure includes $1.274 billion dedicated to the Commonwealth's Fiscal Year 2006 pension obligation, $712.6 million in sales tax revenues dedicated to the Massachusetts Bay Transportation Authority (the "MBTA") and $488.7 million in sales tax revenues dedicated to the Massachusetts School Building Authority (the "MSBA"). The figure excludes local option tax revenues of $245 million.

Fiscal Year 2005 opened with a starting balance of $2.617 billion of cash and had a June 30, 2005 ending balance of $2.553 billion. These figures do not include balances in the Commonwealth's Stabilization Fund or certain other off-budget reserve funds, but do include monies sequestered to pay for capital projects totaling $864 million and $435.7 million, respectively. Excluding these sequestered capital funds, the Commonwealth's operating cash

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balance opened the year at $1.753 billion, and ended the year at $2.117 billion, a $387 million increase.

Fiscal Year 2006 opened with a starting balance of $2.553 billion of cash and is projected to have a June 30, 2006 ending balance of $1.323 billion. These figures do not include balances in the Commonwealth's Stabilization Fund or certain other off-budget reserve funds, but do include monies sequestered to pay for projected capital projects totaling $435.7 million and $51.8 million, respectively. Excluding these sequestered capital funds, the Commonwealth's operating cash balance opened the year at $2.117 billion, and is projected to end the fiscal year at $1.271 billion, an $846 million decrease. A portion of the overall decline in the operating cash balance is due to the anticipated transfer of $633.4 million to the Commonwealth's Stabilization Fund in November 2005.

The Commonwealth's cash flow management incorporates the periodic use of commercial paper borrowing to meet cash flow needs for both capital and operating expenditures. In particular, the Commonwealth makes local aid payments of approximately $1 billion to its cities and towns at the end of each calendar quarter, which in recent years has often resulted in short-term cash flow borrowings. The Commonwealth began Fiscal Year 2006 with $140.1 million of commercial paper outstanding in the form of Bond Anticipation Notes. Assuming that the statutory surplus is transferred in November 2005, the Commonwealth intends to issue $300 million of Revenue Anticipation Notes ("RANs") to make the December 2005 local aid payment to cities and towns. The Commonwealth also intends to issue $150 million of RANs in March 2006.

The cash flow projection included an estimated $1.666 billion in long-term borrowing for capital projects in Fiscal Year 2006, including a $400 million general obligation bond issue completed in August 2005. Additional general obligation bond issues of $200 in October 2005, $350 million in December 2005, $390 million in March 2006 and $300 million in June 2006 were projected.

Fiscal Year 2005 Appropriations. Appropriations for Fiscal Year 2005 totaled $23.188 billion. The Fiscal Year 2005 Budget provided for $22.494 billion in budgetary spending. Appropriations totaling $368.1 million in Fiscal Year 2004 were authorized as continuing prior appropriations, which allowed for these funds to be spent in Fiscal Year 2005. Supplemental appropriations for Fiscal Year 2005 totaled $326 million.

The Commonwealth also has significant "off-budget" expenditures in dedicated sales taxes transferred to the MBTA and MSBA, which were projected to be $704.8 million and $395.7 million, respectively, and $415.6 million off-budget expenditures in the Medicaid program.

On March 24, 2005 the Governor filed legislation for supplemental appropriations totaling $74.5 million. The supplemental items included $40.6 million for costs associated with snow and ice removal, $4.5 million for certain lease costs, $1.5 million for the implementation of a small business initiative, and $27.9 million for various other programs and services. In addition, the legislation also called for $38 million in appropriations to be continued forward into

Fiscal Year 2006 to support expenditures originally recommended in the Governor's budget recommendation.

On May 10, 2005 the Governor filed legislation for supplemental appropriations totaling $40.3 million. This legislation was necessary to address several current year deficiencies, including $21.4 million for insurance premium costs, and $6.8 million for the Department of Correction. The legislation also provided for $6.1 million to fund a reserve to support salary adjustments resulting from signed collective bargaining agreements. In addition, the legislature also called for $32 million in unexpended Fiscal Year 2005 appropriations to be continued forward and expended in Fiscal Year 2006.

On June 16, 2005 the Governor signed into law $79.6 million in supplemental appropriations. The legislation included previously requested items including $41.1 million for snow and ice removal, $21.4 million for insurance premium costs and $9.2 million for substance abuse treatment to ensure the receipt of $14.5 million in Federal funds. The legislation also included $7.9 million for a variety of other programs and services. Additionally, on July 22, 2005 the Governor filed a $513.7 million capital supplemental appropriation. This legislation funded an off-budget Capital Investment Fund to support $413.7 million in capital projects throughout the University of Massachusetts system and other state and community colleges for new science centers and for needed infrastructure restoration. The legislation also provided $100 million to cities and towns for local road and bridge repairs.

On August 17, 2005, the Governor filed a $29.8 million supplemental appropriation. This legislation funded a $24.1 million shortfall in the Uncompensated Care Pool, which compensates healthcare providers for care provided to those without health insurance, $1.6 million for settlements of three cases of wrongfully convicted individuals, and $4.1 million in a variety of other programs and services. On September 6, 2005, the Governor filed and signed a $25 million supplemental appropriation to fund the relief effort at Camp Edwards on the Otis Air National Guard Base for victims of Hurricane Katrina.

On September 30, 2005, the Governor signed supplemental legislation for Fiscal Year 2005. The legislation included $88.6 million in additional appropriations, including $71.8 million to fund collective bargaining agreements for Fiscal Year 2005 and Fiscal Year 2006, $6.3 million to cover workers' compensation and utility costs at the Department of Correction, and $10.5 million for a variety of other programs and services. These appropriations were authorized for expenditure through Fiscal Year 2006. In addition, $37.5 million in previous appropriations were extended through Fiscal Year 2006. The legislation also funded $24.1 million to cover the aforementioned shortfall in the Uncompensated Care Pool. The legislation directed $671 million of the budget surplus to be transferred to the Commonwealth's Stabilization Fund and the remainder of the budget surplus, estimated at $230 million, to be transferred to a Transitional Escrow Fund, which will be available, subject to appropriation, for Fiscal Year 2006 expenditures. The Transitional Escrow Fund will expire on June 30, 2006, at which time any remaining balance will be transferred to the Stabilization Fund.

Legislation authorizing capital spending authorizations also has been approved. On February 1, 2005, the Governor filed legislation authorizing the Commonwealth to issue up to $261 million in general obligation bonds to expand facilities at Hanscom and Natick. On March

3, 2005 the Governor filed legislation authorizing a total of $300 million in general obligation bonds to support job creation programs. On May 5, 2005, the Governor filed legislation authorizing the Commonwealth to issue up to $950.2 million in general obligation bonds. The authorizations include: $450 million for improvements to state facilities, including the University of Massachusetts and the state and community colleges, $250 million for information technology improvements for the Commonwealth, $125 million for a new state police crime lab, $72 million for grants to cities and towns for public library projects, $25 million for improvements to national guard facilities operated by the military division of the Commonwealth, $15 million for improvements to medical examiner facilities, and $13.2 million for the state match for Federal capitalization grants related to the water pollution abatement trust. On July 28, 2005 the Governor signed legislation authorizing $100 million in general obligation bonds for the Affordable Housing Trust Fund and $100 million in general obligation bonds for the Housing Stabilization Fund.

Fiscal Year 2006. On June 29, 2005, the Governor signed the General Appropriations Act for Fiscal Year 2006 (the "Fiscal Year 2006 Budget") The Fiscal Year 2006 Budget included $23.81 billion in spending, reflecting vetoes making $109.7 million in reductions compared to the conference committee budget as passed. The legislature has subsequently overridden $108.9 million of the Governor's vetoes, bringing the total value of the Fiscal Year 2006 Budget to $23.915 billion. The Fiscal Year 2006 Budget (including overrides) budgets $6.995 billion for Medicaid, $3.772 billion for education excluding school building assistance, $1.873 billion for debt service and $11.275 billion for all other programs and services.

For the Fiscal Year 2006 Budget, the Commonwealth adopted different revenue estimates. The administration's estimate is for tax revenue of $17.5 billion, 2.4% more than Fiscal Year 2005 receipts for $17.087 billion. The legislature has estimated tax revenue at $17.283 billion, or 1.2% above actual Fiscal Year 2005 receipts, including a base of $17.1 billion (effectively equal to prior year collections), $105 million in additional revenues assumed to result from tax loophole legislation currently pending, and $78 million in revenues resulting from increased audits. Both the legislature's and Governor's gross tax estimates include $1.275 billion for the annual pension obligation, $712.6 million in sales tax dedicated to the MBTA, and $488.7 million in sales tax dedicated to MSBA. These costs are deducted from the gross tax estimate to determine net tax revenue.

On September 22, 2005, the Governor filed legislation to improve K-12 education, especially math and science, to maintain international competitiveness. The legislation proposes supplemental appropriations for Fiscal Year 2006 of $46.6 million. The projected cost of the proposal for Fiscal Year 2007 is $143 million.

Revenues

In order to fund its programs and services, the Commonwealth collects a variety of taxes and receives revenues from other non-tax sources, including the Federal government and various fees, fines, court revenues, assessments, reimbursements, interest earnings and transfers from its non-budgeted funds, which are deposited in the Commonwealth's budgeted operating funds. In Fiscal Year 2004, on a statutory basis approximately 63.7% of the Commonwealth's annual budgeted revenues were derived from state taxes. In addition, the Federal government provided

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approximately 21.3% of such revenues, with the remaining 15.1% provided from departmental revenues and transfers from non-budgeted funds.

Commonwealth Taxes. The major components of Commonwealth taxes are the income tax, which is projected to account for approximately 55% of total tax revenues in Fiscal Year 2005, the sales and use tax, which is projected to account for approximately 24% of total tax revenues in Fiscal Year 2005, and the corporations and other business and excise taxes, which are projected to account for approximately 10% of total tax revenues in Fiscal Year 2005.

During Fiscal Years 2000-2003, legislation was implemented that had the net effect of reducing revenues by decreasing income tax rates or increasing or establishing various deductions and credits. In addition, several administrative changes were implemented that reduced revenues. During Fiscal Year 2003, legislation was implemented that reversed or delayed some of the previous tax reductions, and implemented increases in other taxes. The incremental net effect of these tax law and administrative changes (relative to the immediately preceding fiscal year) is estimated to have been a reduction of approximately $180 million of Fiscal Year 2000 revenues, $790 million of Fiscal Year 2001 revenues and $700 million of Fiscal Year 2002 revenues. In Fiscal Year 2003, tax law changes were estimated to have increased revenue collection by a net amount of approximately $980 million. The Department of Revenue (the "DOR") estimated that in Fiscal Year 2004, the impact of tax law and administrative changes reduced tax collections by approximately $110 million compared to Fiscal Year 2003. The DOR further estimated that such changes increased tax collections by approximately $35 million in Fiscal Year 2005.

Income Tax. The Commonwealth assesses personal income taxes at flat rates, according to classes of income after specified deductions and exemptions. A rate of 5.3% has been applied to most types of income since January 1, 2002. The tax rate on gains from the sale of capital assets held for one year or less and from the sale of collectibles is 12%, and the tax rates on gains from the sale of capital assets owned more than one year is 5.3%. Interest on obligations of the United States and of the Commonwealth and its political subdivisions is exempt from taxation.

Sales and Use Tax. The Commonwealth imposes a 5% sales tax on retail sales of certain tangible properties (including retail sales of meals) transacted in the Commonwealth and a corresponding 5% use tax on the storage, use or other consumption of like tangible properties brought into the Commonwealth. However, food, clothing, prescribed medicine, materials and produce used in food production, machinery, materials, tools and fuel used in certain industries, and property subject to other excises (except for cigarettes) are exempt from sales taxation. The sales and use tax is also applied to sales of electricity, gas and steam for certain nonresidential use and to nonresidential and most residential use of telecommunications services.

Beginning July 1, 2000, pursuant to "forward funding" legislation contained in the Fiscal Year 2000 budget, a portion of the Commonwealth's receipts from the sales tax, generally the amount raised by a 1% sales tax with an inflation-adjusted floor, is dedicated to the MBTA under a trust fund mechanism that does not permit future legislatures to divert the funds. In Fiscal Year 2004, the amount of such sales tax receipts was $684.3 million. Such amount is projected to be $704.8 million in Fiscal Year 2005.

Beginning July 1, 2004, pursuant to legislation adopted in June 2004, a portion of the Commonwealth's sales tax receipts, totaling $395.7 million in Fiscal Year 2005 and specified percentages in subsequent fiscal years, increasing in Fiscal Year 2010 and thereafter to one cent of the sales tax, subject to certain exclusions and minimums, is dedicated to the Massachusetts School Building Authority.

Business Corporations Tax. Business corporations doing business in the Commonwealth, other than banks, trust companies, insurance companies, railroads, public utilities and safe deposit companies, are subject to an excise that has a property measure and an income measure. The value of Commonwealth tangible property (not taxed locally) or net worth allocated to the Commonwealth is taxed at $2.60 per $1,000 of value. The net income allocated to the Commonwealth, which is based on net income for Federal taxes, is taxed at 9.5%. The minimum tax is $456. Both rates and the minimum tax include a 14% surtax.

Beginning January 1, 1997, legislation was phased in that sourced sales of mutual fund shares to the state of domicile of the purchaser instead of to the state where the fund provider bore the cost of performing services. It is estimated that this change resulted in a revenue deduction of approximately $100 million in Fiscal Year 2002, $101 million in Fiscal Year 2003 and $106 million in Fiscal Year 2004, and is projected to reduce revenues by approximately $114 million in Fiscal Year 2005.

Legislation enacted in March 2003 requires certain qualified subchapter S subsidiaries ("QSUBs"), as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to pay the net income measure of the Commonwealth's corporate excise tax. A tax rate of 3% will be imposed on the net income of each QSUB if the total receipts of the QSUB, its parent and all of the parent's other QSUBs are between $6 million and $9 million for the taxable year. A tax rate of 4.5% will be imposed if such total receipts are $9 million or more. The new tax is in addition to the tax on the QSUB's income currently levied on its parent. The new law also requires every QSUB that receives income that would have been taxed to it for Federal income tax purposes had it been treated as a separate corporation to include, as a separate computation from the one above, such income in the net income measure of its corporate excise subject to tax at 9.5%. The DOR estimates that this change resulted in additional revenue of approximately $33 million in Fiscal Year 2004.

The legislation enacted in March 2003 also provided that, in computing net income, a taxpayer must generally add back certain payments remitted directly or indirectly to related parties for intangibles expenses and costs, including interest payments. The DOR estimates that as a result of this change, Fiscal Year 2003 corporate tax revenue decreased by approximately $40 million and Fiscal Year 2004 revenue increased by $77 million. The DOR estimates that this change will result in increased corporate excise tax revenues of $50-65 million annually in Fiscal Year 2005 and thereafter.

Financial Institutions Tax. Financial institutions (which include commercial and savings banks) are subject to an excise tax of 10.5%. Legislation enacted in March 2003 clarified the treatment of Real Estate Investment Trust ("REIT") distributions with respect to the dividends-received deduction. REIT distributions received by businesses subject to the corporate excise tax are not to be treated as dividends and they are subject to taxation at the recipient level. The DOR

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estimates that this change resulted in additional tax revenues of approximately $160-180 million in Fiscal Year 2003. The DOR estimates that the REIT change resulted in a revenue increase of $50-70 million in Fiscal Year 2004, and will yield approximately the same amount in Fiscal Year 2005 and thereafter.

Insurance Taxes. Life insurance companies are subject to a 2% tax on gross premiums; domestic companies also pay a 14% tax on net investment income. Property and casualty insurance companies are subject to a 2% tax on gross premiums, plus a 14% surcharge for an effective tax rate of 2.28%. Domestic companies also pay a 1% tax on gross investment income.

Other Taxes. Other tax revenues are derived by the Commonwealth from motor fuels excise taxes, cigarette and alcoholic beverage excise taxes, estate and deed excises and other tax sources. The excise tax on motor fuels is $0.21 per gallon. In 2002 the tax on cigarettes was raised from $0.76 per pack to $1.51 per pack and the tax rate on other types of tobacco products was also raised. The DOR estimates that this change resulted in additional revenue of approximately $195 million in Fiscal Years 2003 and 2004. Legislation was enacted in March 2003 that allowed the DOR Commissioner to provide incentives for inheritance trusts to settle future obligations during Fiscal Year 2003. Through this program, approximately $34 million was raised in Fiscal Year 2003.

Congress made numerous changes to Code provisions in recent years relating to the estate and gift tax. For the estates of decedents dying on or after January 1, 2002, Federal law raises the exemption amount and phases out the amount of the allowable credit for state death taxes by 25% a year until the credit is eliminated in 2005. Because the Commonwealth's estate tax equaled the previously allowable Federal credit, legislative action was needed to prevent the Commonwealth's estate tax from being fully eliminated. As of October 2002, the Commonwealth's estate tax was decoupled from the Federal estate tax and is now tied to the Code. These Federal changes are estimated to have reduced Fiscal Year 2003 collections by approximately $30-40 million, and the decoupling is estimated to have increased Fiscal Year 2004 tax revenues by $40 million and Fiscal Year 2005 tax revenues by $13 million in the first three months of 2005, when the effect of the phase-in was complete.

On April 6, 2004, the Massachusetts Supreme Court held that the effective date of a statutory provision amending the capital gains tax statute to impose new tax rates as of May 1, 2002 violated the Massachusetts Constitution. Because the statute has a severability clause, the court remanded the case to the trial court for further proceedings to determine whether the statute should be construed to impose the new tax rate beginning on January 1, 2003, or whether the statute instead should be construed to impose the new tax rate beginning on January 1, 2002. Included in the Fiscal Year 2005 Budget were two sections concerning capital gains tax rates: one section providing that the effective date of the capital gains tax statute is January 1, 2002 and another concerning an exemption for taxpayers who paid taxes on capital gains realized during January 1, 2002 to April 30, 2002. On April 26, 2005, the Massachusetts Supreme Court ruled that the exemption for taxpayers who paid taxes on capital gains realized during January 1, 2002 to April 30, 2002 was not a "reasonable exemption" and again remanded the case to the trial court, which ordered that the new tax rate be imposed effective January 1, 2002 unless the legislature took further action. The DOR estimates that the Commonwealth would collect an additional $150 to $200 million in taxes under the current January 1, 2002 effective date.

On June 10, 2005 the Governor filed legislation amending the capital gain tax laws by reinstating the capital gains tax rates that existed during the first four months of 2002 as the legal and enforceable tax rates applicable for the period. In addition, to comply with the court's ruling, it would retroactively extend the applicability of those lower capital gains rates to all of calendar year 2002. This proposed legislation, along with various other proposals, is currently before the legislature, and, if enacted, it would result in a revenue reduction of $300 to $350 million, paid out as refunds.

Federal and Other Non-Tax Revenues. Federal revenue is collected through reimbursements for the Federal share of entitlement programs such as Medicaid and, beginning in Federal Fiscal Year 1997, through block grants for programs such as Transitional Assistance to Needy Families ("TANF"). The amount of Federal revenue to be received is determined by state expenditures for these programs. The Commonwealth receives reimbursement for approximately 50% of its spending for Medicaid programs. Block grant funding for TANF is received quarterly and is contingent upon maintenance of effort spending level determined annually by the Federal government. Departmental and other non-tax revenues are derived from licenses, tuition, registrations and fees, and reimbursements and assessments for services.

Non-tax revenues are now projected to be $7.905 billion, $388.7 million less than originally budgeted. Medicaid is projected to revert $537 million in Fiscal Year 2005. With this decrease in expected expenditures, there is an associated reduction in Federal reimbursement revenue of $268 million. In addition, projected revenue from the Registry of Deeds has been decreased by $41.2 million.

For the Commonwealth's budgeted operating funds, interfund transfers include transfers of profits from the State Lottery and Arts Lottery Funds and reimbursements for the budgeted costs of the State Lottery Commission, which accounted for $902.1 million, $931.6 million, $941.3 million, $947.1 million and $974.6 million in Fiscal Years 2000-2004, respectively, and which are expected to account for $1.045 billion in Fiscal Year 2005.

On November 21, 2003, the Governor signed into law legislation establishing the FMAP Escrow Fund. All revenue received from the Federal Jobs Growth Reconciliation Action of 2003 in Fiscal Years 2004 and 2005, unless otherwise earmarked for a specific purpose, was deposited into the FMAP Escrow Fund. The Commonwealth received $57.7 million in Fiscal Year 2003, which was deposited into the General Fund. In Fiscal Year 2004, after the transfer of $55 million to the Uncompensated Care Trust, a total of $402.7 million was deposited into the FMAP Escrow Fund, all of which can be used to fund other Budgeted Operating Funds or reserved by legislation.

Tobacco Settlement. On November 23, 1998, the Commonwealth joined with other states in a Master Settlement Agreement that resolved the Commonwealth's and the other states' litigation against the cigarette industry (the "MSA"). Under the MSA, cigarette companies have agreed to make both annual payments (in perpetuity) and five initial payments (for the calendar years 1999 to 2003, inclusive) to the settling states. Each payment amount is subject to applicable adjustments, reductions and offsets, including upward adjustments for inflation and downward adjustments for decreased domestic cigarette sales volume. The Commonwealth's allocable share of the base amounts payable under the master settlement agreement is

approximately 4.04%. The Commonwealth has estimated its allocable share of the base amounts under the agreement through 2025 to be approximately $8.3 billion, without regard to any potential adjustments, reductions or offsets.

The Commonwealth was also awarded $414 million from a separate Strategic Contribution Fund established under the MSA to reward certain states' particular contributions to the national tobacco litigation effort. This additional amount is payable in equal annual installments during the years 2008 through 2017. The outside attorneys for the Commonwealth were awarded approximately $775 million in fees to be paid over time by the tobacco companies. The outside attorneys have filed a breach of contract claim regarding the fee agreement.

During Fiscal Year 2000, the legislature enacted two related laws to provide for disposition of the tobacco settlement payments. The legislation created a permanent trust fund (the Health Care Security Trust) into which the Commonwealth's tobacco settlement payments (other than payments for attorneys' fees) are to be deposited. The legislation contemplated that a portion of the monies in the trust fund would be available for appropriation by the legislature to supplement existing levels of funding for health-related services and programs, and the remainder of the monies in the trust fund would be held as a reserve fund and would not be appropriated. For Fiscal Year 2000 through 2004, the amounts to be available for such purposes were stipulated to be $91.2 million, $94 million, $96 million, $98 million and $100 million, respectively, adjusted for the discounted amounts received by the Commonwealth in comparison to the MSA. The Fiscal Year 2002 budget changed this formula to 50% of amounts received in the settlement for Fiscal Year 2002, 2003 and 2004. Beginning with Fiscal Year 2005, 30% of the annual payments (not including any Strategic Contribution Fund payments) and 30% of the earnings on the balance in the trust fund are to be available for such purposes. As of June 30, 2004, the fund had a balance of $420 million. For Fiscal Years 2003-2005, the Commonwealth had appropriated 100% of each fiscal year's annual tobacco settlement payments for that year's current spending.

Tax Revenues—Fiscal Years 2004-2006.

Fiscal Year 2004. Tax revenue collections for Fiscal Year 2004 totaled $15.953 billion, an increase of $989.6 million (6.6%) over Fiscal Year 2003. This increase is attributable in large part to an increase of approximately $262.6 million (28.9%) in income tax payments with returns and bills, an increase of approximately $276.7 million (3.9%) in personal income tax withholdings, an increase of approximately $182.7 million (15.2%) in income tax cash estimated payments and an increase of approximately $145.9 million (9.5%) in corporate and business tax collections, which appears to reflect the closing of certain tax loopholes as well as increased business taxable earnings.

Fiscal Year 2005. Tax revenue collections for the Fiscal Year 2005 totaled $17.1 billion, an increase of $1.134 billion (7.1%) over Fiscal Year 2004. This increase is attributable in large part to an increase of approximately $305.8 million or 4.1% in withholding collections, an increase of approximately $303.9 million or 22% in income tax estimated payments, an increase of approximately $270.4 million or 23.1% in income tax payments with returns and bills and an increase of approximately $137.2 million or 3.7% in sales and use tax collections.

Fiscal Year 2006. Tax revenue collections for the first three months of Fiscal Year 2006, ended September 30, 2005, totaled $4.34 billion, an increase of $316.6 million (7.9%) over the first three months of Fiscal Year 2005. This increase is attributable in large part to an increase of approximately $91.5 million (5.1%) in withholding collections, an increase of approximately $49.4 million (13.1%) in income tax estimated payments, an increase of approximately $53.3 million (5.3%) in sales and use tax collections and an increase of approximately $128.3 million (34.3%) in corporate and business collections, which are partially offset by changes in other revenues.

Commonwealth Financial Support for Local Governments. The Commonwealth makes substantial payments to its cities, towns and regional school districts ("Local Aid") to mitigate the impact of local property tax limits on local programs and services. Local Aid payments take the form of both direct and indirect assistance. Direct Local Aid consists of general revenue sharing funds and specific program funds sent directly to local governments and regional school districts, excluding certain pension funds and nonappropriated funds. In Fiscal Year 2004, 19.2% of the Commonwealth's spending was allocated to direct Local Aid. In Fiscal Year 2005, approximately 18.2% of the Commonwealth's projected spending is estimated to be allocated to direct Local Aid.

As a result of comprehensive education reform legislation enacted in June 1993, a large portion of general revenue sharing funds are earmarked for public education and are distributed through a formula designed to provide more aid to the Commonwealth's poorer communities. The legislation requires the Commonwealth to distribute aid to ensure that each district reaches at least a minimum level of spending per public education pupil. For Fiscal Year 2004, $2.902 billion was required to reach the minimum spending level statewide as required by law, and the Commonwealth provided a total of $3.108 billion. Since Fiscal Year 1994, the Commonwealth has fully funded the requirements imposed by this legislation in each of its annual budgets.

The Lottery and Additional Assistance programs, which comprise the other major components of direct Local Aid, provide unrestricted funds for municipal use. There are also several specific programs funded through direct Local Aid, such as highway construction, school building construction and police education incentives.

In addition to direct Local Aid, the Commonwealth has provided substantial indirect aid to local governments, including, for example, payments for MBTA assistance and debt service, pensions for teachers, housing subsidies and the costs of court and district attorneys that formerly had been paid by the counties.

During Fiscal Year 2003, the Governor reduced Local Aid in response to declining revenues. On January 30, 2003, the Administration announced $114.4 million in reductions to additional assistance and lottery distributions to cities and towns. In the Fiscal Year 2004 budget, direct Local Aid was reduced by an additional $288.7 million, or 5.7%, primarily through a $150.8 million reduction in aid for education, a $67.1 million reduction in aid for school transportation costs, a $25.2 million reduction in Additional Assistance and a $44 million reduction in lottery distributions. Final Fiscal Year 2004 appropriations allocated $75 million in one-time payments to be distributed in Fiscal Year 2005.

Property Tax Limits. In November 1980, voters in the Commonwealth approved a statewide tax limitation initiative petition, commonly known as Proposition 2½, to constrain levels of property taxation and to limit the charges and fees imposed on cities and towns by certain governmental entities, including county governments. Between Fiscal Year 1981 and Fiscal Year 2003, the aggregate property tax levy grew from $3.347 billion to $9.016 billion, a compound annual growth rate of 4.4%. Many communities have responded to the limitation imposed by Proposition 2½ through statutorily permitted overrides and exclusions.

Medicaid. The Medicaid program provides health care to low-income children and families, low-income adults, the disabled and the elderly. The program, which is administered by the Executive Office of Health & Human Services (the "EOHHS"), receives 50% in Federal reimbursement on most Medicaid expenditures. Beginning in Fiscal Year 1999, payments for some children's benefits are 65% Federally reimbursable under the State Children's Health Insurance Program.

Over a quarter of the Commonwealth's budget is devote to Medicaid. It is the largest item in the Commonwealth's budget and has been one of the fastest growing budget items. Medicaid spending from Fiscal Year 2000 to Fiscal Year 2005 has grown by 9.3% on a compound annual basis. During the same period, Medicaid enrollment has increased by 1.0% on a compound annual basis. The EOAF projects total Fiscal Year 2005 expenditures for Medicaid to be $6.729 billion, an increase of 9.0% over Fiscal Year 2004. Fiscal Year 2004 ended with $91.6 million in supplemental appropriations from two Medicaid accounts and a $249.1 million reversion of unspent funds from the other accounts. At the close of Fiscal Year 2005, MassHealth currently is projected to revert $195.4 million.

Due to lower than anticipated spending in recent years, Medicaid accounts payable spending has grown from $58.1 million in Fiscal Year 2002 to $142 million and $251.8 million in Fiscal Years 2003 and 2004, respectively, and is projected to reach $327.6 million in Fiscal Year 2005. In response, the EOHHS has engaged the services of several consultants and created internal cross-functional teams to evaluate and recommend improvements to the current forecasting methods and to assist in budgeting appropriate Medicaid expenditure in subsequent fiscal years.

Uncompensated Care Pool. The Uncompensated Care Pool (the "UCP") reimburses acute care hospitals and community care centers for eligible services provided to low-income uninsured and underinsured people. In Fiscal Year 2003, the UCP paid for an estimated 35,000 inpatient and 1.5 million outpatient visits for over 400,000 different individuals. Revenues into the UCP include state funds, hospital assessments and surcharge payer assessments. The Fiscal Year 2004 budget directed the Division of Medical Assistance to provide health care benefits to long-term unemployed adults and make expenditures through the UCP. Eligibility for those individuals under the MassHealth Basic program was cut in April 2003. The new Fiscal Year 2004 program began in October 2003 with an enrollment cap of 36,000 qualifying persons. The cap was increased to 44,000 in Fiscal Year 2005.

Prescription Advantage Program. A comprehensive senior pharmacy program administered by the Department of Elder Services began in April 2001. In its first full year of operation, spending for the program totaled approximately $81.5 million. The Fiscal Year 2003

budget appropriated $97.6 million for the program, but only $85.3 million was expended as a result of imposed allotment reductions. In Fiscal Year 2004, spending for the program was $94 million. Fiscal Year 2005 spending is projected at approximately $115 million.

Public Assistance. The Commonwealth administers four major programs of income assistance for its poorest residents: Transitional Aid to Families with Dependent Children ("TAFDC"), Emergency Assistance, Emergency Aid to the Elderly, Disabled and Children ("EAEDC"), and the state supplement to Federal Supplemental Security Income ("SSI").

TAFDC expenditures in Fiscal Year 2004 was $404.5 million, a minimal decrease from Fiscal Year 2003. The decrease in TAFDC spending is attributable to the Federally mandated increase in the number of recipients required to work. TAFDC expenditures in Fiscal Year 2005 are projected to be $416.8 million, an increase of 3.5% from Fiscal Year 2004. The Emergency Assistance program provides disaster relief and shelter to homeless families. The cost of this program is included in TAFDC expenditures.

The Commonwealth began implementing welfare reform programs in November 1995, establishing TAFDC programs to encourage work as a means to self-sufficiency and to discourage reliance on long-term assistance. The TAFDC caseload declined steadily from Fiscal Year 1996 through Fiscal Year 2001, resulting in a 68% decrease through Fiscal Year 2001. However, the caseload began to grow again in Fiscal Year 2002, from a low point of 42,013 enrolled in July 2001 to a high point of 48,550 in February 2003. In addition, Massachusetts limits TAFDC recipients to two years of benefits within a five-year period. Over 15,000 welfare recipients reached their limit in December 1998 and can now begin receiving benefits again if they meet eligibility requirements.

The EAEDC caseload declined steadily from Fiscal Year 1996 through Fiscal Year 2001, resulting in an 83.6% decrease through Fiscal Year 2001, but the caseload began to grow again in Fiscal Year 2002. The trend can be attributed to factors similar to those affecting the TAFDC caseload. For Fiscal Year 2003, caseload increased by an estimated 6.9% and expenditures increased by approximately 5.6%. For Fiscal Year 2004, caseload grew by 6.6%. Fiscal Year 2005 expenditures for EAEDC are projected to be $70.5 million, a 5.5% increase from Fiscal Year 2004.

SSI is a Federally administered and funded cash assistance program for individuals who are elderly, disabled or blind. SSI payments are funded entirely by the Federal government up to $530 per individual recipient per month and entirely by the state above that amount. The additional state supplement ranges from $39 to $454 per month per recipient. Fiscal Year 2005 expenditures for SSI are estimated to be $212.1 million, a 1.4% increase from Fiscal Year 2004.

Other Health and Human Services. Other health and human services spending for Fiscal Year 2004 included expenditures for the Department of Mental Retardation ($1.043 billion), Department of Mental Health ($561.9 million), Department of Social Services ($681.6 million), Department of Public Health ($412.3 million) and other human service programs ($693.7 million).

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In Fiscal Year 2005, other health and human services spending is projected to include expenditures for the Department of Mental Retardation ($1.067 billion), Department of Mental Health ($598.7 million), Department of Social Services ($709.1 million), Department of Public Health ($414.6 million) and other human services programs ($696.5 million).

Commonwealth Pension Obligations. The Commonwealth is responsible for the payment of pension benefits for Commonwealth employees (members of the state employees' retirement system) and for teachers of the cities, towns and regional school districts throughout the state (including members of the teachers' retirement system and teachers in the Boston public schools, who are members of the State-Boston retirement system but whose pensions are also the responsibility of the Commonwealth). Employees of certain independent authorities and agencies, such as the Massachusetts Water Resources Authority, and of counties, cities and towns (other than teachers) are covered by 104 separate retirement systems. The Commonwealth assumed responsibility, beginning in Fiscal Year 1982, for payment of cost of living adjustments for the 104 local retirement systems, in accordance with the provisions of Proposition 2½. However, in 1997 legislation was enacted removing from the Commonwealth the cost of future cost-of-living adjustments for these local retirement systems and providing that local retirement systems fund future cost-of-living adjustments. Pension benefits for state employees are administered by the State Board of Retirement, and pension benefits for teachers are administered by the Teachers' Retirement Board. Investment of the assets of the state employees' and teachers' retirement systems is managed by the Pension Reserves Investment Management Board. In the case of all other retirement systems, the retirement board for the system administers pension benefits and manages investment of assets. The members of these state and local retirement systems do not participate in the Federal Social Security System.

Early Retirement Incentive Program. As a means of reducing payroll costs in Fiscal Year 2002 and 2003, the Commonwealth adopted two Early Retirement Incentive Programs (each, an "ERIP"), which offered an enhanced pension benefit to retirement-eligible employees. Employees retiring under the 2002 and 2003 ERIP programs totaled approximately 4,600 and 3,048, respectively. The legislation authorizing each ERIP directed the Public Employee Retirement Administration Commission ("PERAC") to file a report on the additional actuarial liabilities due to each ERIP. In its report for the 2002 ERIP, PERAC stated that the program resulted in an increased actuarial liability of $312.2 million. In its report for the 2003 ERIP, PERAC stated that the program resulted in an increased actuarial liability of $224.8 million.

On September 29, 2005, PERAC released its actuarial valuation of the total pension obligation dated January 1, 2005. The unfunded actuarial accrued liability as of that date for the total obligation was approximately $13.419 billion, an increase of approximately $1.405 billion over the unfunded actuarial accrued liability as of January 1, 2004. The unfunded accrued actuarial liability as of January 1, 2005 was composed of unfunded actuarial accrued liabilities of approximately $3.364 billion for the State Employees' Retirement System, $8.483 billion for the State Teachers' Retirement System, $1.097 billion for Boston Teachers and $475 million for cost-of-living increases. The valuation study estimated the total actuarial accrued liability as of January 1, 2005 to be approximately $48.358 billion (comprised of $19.575 billion for Commonwealth employees, $26.167 billion for Commonwealth teachers, $2.141 billion for Boston Teachers and $475.0 million for cost-of-living increases). Total assets were valued at approximately $34.939 billion based on the five-year average valuation method, which equaled

98.4% of the January 1, 2005 total asset market value. The actuarial value of assets as of January 1, 2005 represented an increase of $894 million from the valuation of assets as of January 1, 2004. The funded ratio decreased to 72.3% as of January 1, 2005 from 73.9% as of January 1, 2004. During 2004, there was an overall actuarial loss of approximately $1.2 billion. There was a non-investment gain on actuarial liability of approximately $163 million and a loss on assets (on an actuarial value basis) of approximately $1.4 billion. The unfunded accrued actuarial liability increase was primarily due to a loss on the actuarial value of assets during 2004. The return on assets was approximately 4.7% on an actuarial basis compared to the 8.25% investment return assumption and the 14.5% return on a market value basis. The actuarial loss reflects that part of the investment losses from 2000-2002, which were deferred in the prior valuation as a result of the five-year actuarial smoothing calculation, are now being recognized.

Public Safety. The Commonwealth expects to expend a total of $1.245 billion in Fiscal Year 2005 for the Executive Office of Public Safety to ensure the safety of its citizens. The largest public safety agency under the Executive Office is the Department of Correction, which operates 18 correctional facilities across Massachusetts and will expend an estimated $449.6 million in Fiscal Year 2005. Other public safety agencies include the State Police, with estimated expenditures of $247.7 million in Fiscal Year 2005.

Higher Education. The Commonwealth's system of higher education includes the five-campus University of Massachusetts, nine state colleges and 15 community colleges. The system is coordinated by the Commonwealth Board of Higher Education, and each institution is governed by a separate board of trustees. The operating revenues of each institution consist primarily of state appropriations and of student and other fees that may be imposed by the board of trustees of the institution. Tuition levels are set by the Board of Higher Education, and tuition revenue is required to be remitted to the State Treasurer by each institution. The board of trustees of each institution submits operating and capital budget requests annually to the Board of Higher Education. The legislature appropriates funds for the higher education system in the Commonwealth's annual operating budget in various line items for each institution.

Other Program Expenditures. In Fiscal Year 2005, the remaining $2.739 billion in estimated expenditures on other programs and services cover a variety of functions of state government, including expenditures for the Judiciary ($624.7 million), District Attorneys ($79.3 million), the Attorney General ($35.9 million), the EOAF ($463.6 million), Environmental Affairs ($237.7 million), Transportation and Construction ($42.1 million) and the Department of Housing and Community Development ($86.3 million).

Capital Spending

The EOAF maintains a multi-year capital spending plan, including an annual administrative limit on certain types of capital spending by state agencies. In Fiscal Year 2005 the annual limit was $1.28 billion. The projections assume an ongoing state borrowing program of $1.25 billion annually after 2005 and additional borrowing of $565 million in Fiscal Year 2005 and $435 million in Fiscal Year 2006 for the MSBA. In addition to capital expenditures subject to the annual administrative limit, the Commonwealth has also invested significant monies to fund the construction of the Central Artery/Ted Williams Tunnel Project (the "CA/T Project") ($801 million), the Boston and Springfield convention centers ($55 million) and other

projects. The Commonwealth aggregates its capital expenditures into the following seven major categories (with estimated Fiscal Year 2005 spending in parentheses): Economic Development ($108 million); Environment ($131 million); Housing ($123 million); Information Technology ($82 million); Infrastructure ($293 million); Public Safety ($24 million); and Transportation ($1.619 billion).

Central Artery/Ted Williams Tunnel Project. The largest single component of the Commonwealth's capital program currently is the CA/T Project, a major construction project that is part of the completion of the Federal interstate highway system. The project involves the depression of a portion of Interstate 93 in downtown Boston (the Central Artery), which is now an elevated highway, and the construction of a new tunnel under Boston harbor (the Ted Williams Tunnel) to link the Boston terminus of the Massachusetts turnpike (Interstate 90) to Logan International Airport and points north.

Progress/Schedule Update. As of August 31, 2005, approximately $14.088 billion was under contract or agreement, which constitutes 96.3% of total budgeted costs for the CA/T Project. Moreover, as of August 31, 2005, CA/T Project construction was 97.4% complete, based on the most recent cost/schedule update of the construction budget.

The independent auditor engaged by the State has filed its draft final report which concluded that the total cost estimate of the CA/T Project in the amount of $14.625 billion was aggressive but did not recommend that the estimate be increased. Through the Federal fiscal year ended September 30, 2004 the CA/T Project had received obligation authority with respect to all but $81 million of the Federal financial assistance available to the project (other than amounts allocable to principal of Federal grant anticipation notes). The remaining $81 million was expected to be obligated by the end of June 2005, but has not yet been made available pending Federal approval of the most recent finance plan, which was submitted on July 30, 2004. Federal review of the 2004 finance plan is ongoing. In the event that the 2004 finance plan is not approved prior to the end of September 30, 2005 the Commonwealth expects to apply the $81 million of unobligated authority to other eligible transportation projects within the Commonwealth and/or to principal of the grant anticipation notes and to reapply for $81 million of Federal obligation authority in the next Federal fiscal year.

Claims and Economic Risks. The Claims and Changes Department (the "CCD") of the CA/T Project is responsible for administering the commercial aspects of the CA/T Project's construction contracts. The CCD has made substantial progress in recent years in resolving contractor claims, although significant items remain open. The CA/T Project reports that settlements have been within expectations on an overall basis and that contingency reserves are expected to be adequate.

The weak economy and resolution of contractor claims, including global settlements, at amounts lower, and/or received later, than anticipated by contractors, among other factors, create cash flow and credit issues for affected CA/T Project contract work. If an affected contractor with significant critical path contract work toward an overall project completion milestone were to become insolvent, or otherwise fail to complete its contract work, it is possible that there would be a substantial or material impact on CA/T Project schedule and cost, although the likelihood and potential severity of such impact diminish as the CA/T Project progresses towards

completion. Recent media reports refer to the financial difficulties of a particular CA/T Project contractor. The Turnpike Authority is monitoring that contractor's progress with respect to its obligations under CA/T Project contracts and its continuing ability to complete those obligations on an ongoing basis. The contractor continues to progress its work on the CA/T Project, and the Turnpike Authority has not received information that the contractor's financial status will prevent its contractual obligations from being met or the CA/T Project from being completed in accordance with the current schedule.

     <u>Massachusetts Bay Transportation Authority</u>. Beginning in Fiscal Year 2001, the finances of the MBTA were restructured, and its financial relationship to the Commonwealth changed materially. The MBTA finances and operates mass transit in eastern Massachusetts. The MBTA issues its own bonds and notes and is also responsible for the payment of obligations issued by the Boston Metropolitan District prior to the creation of the MBTA in 1964. The Commonwealth is obligated to provide the MBTA with a portion of the revenues raised by its sales tax, which is dedicated to the MBTA under a trust fund. The dedicated revenue stream is used to meet the Commonwealth's debt service obligations related to certain outstanding MBTA debt and to meet the MBTA's other operating and debt service needs. The MBTA is authorized to assess a portion of its costs on 175 cities and towns in eastern Massachusetts: after a five-year phase-in of reduced assessments (from approximately $144.6 million in Fiscal Year 2001 to approximately $136 million in Fiscal Year 2006) the cities and towns are legally required to pay assessments equal to at least $136 million in the aggregate, as adjusted for inflation (with no annual increase to exceed 2.5% per year).

     Prior to July 1, 2000, the Commonwealth provided financial support of the MBTA through guarantees of the debt service on its bonds and notes, contract assistance generally equal to 90% of the debt service on outstanding MBTA bonds and payment of its net cost of service. The MBTA's net cost of service was financed by the issuance of short-term notes by the MBTA and by cash advances from the Commonwealth. The November 1999 legislation that provided for state sales tax revenues to be dedicated to the MBTA also required the Commonwealth to defray the cost of an 18-month lag (from January 1, 1999 through June 30, 2001) in operating subsidies that were previously financed through such short-term notes and the advancement of cash reserves from the Commonwealth. This cost has been estimated by the Commonwealth to amount to $848.3 million. This cost, plus an additional $100 million to provide working capital to the MBTA, was financed in part by the issuance of $800 million of Commonwealth general obligation bonds and by $10.5 million in operating appropriations. The balance was financed by a transfer from the Commonwealth's Highway Capital Projects Fund, which initially was expected to be amortized over 20 years in the Commonwealth's operating budget.

     Beginning July 1, 2000, the Commonwealth's annual obligation to support the MBTA for operating costs and debt service was limited to a portion of the state sales tax revenues, but the Commonwealth remains contingently liable for the payment of MBTA bonds and notes issued prior to July 1, 2000. The Commonwealth's obligation to pay such prior bonds is a general obligation. As of June 30, 2003, the MBTA had approximately $2.834 billion of such prior bonds outstanding. Such bonds are currently scheduled to mature annually through Fiscal Year 2030, with annual debt service in the range of approximately $270 million to $292 million through Fiscal Year 2013 and declining thereafter.

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Commonwealth Indebtedness

General Authority to Borrow. Under its constitution, the Commonwealth may borrow money (a) for defense or in anticipation of receipts from taxes or other sources, any such loan to be paid out of the revenue of the year in which the loan is made, or (b) by a two-thirds vote of the members of each house of the legislature present and voting thereon. The constitution further provides that borrowed money shall not be expended for any other purpose than that for which it was borrowed or for the reduction or discharge of the principal of the loan. In addition, the Commonwealth may give, loan or pledge its credit by a two-thirds vote of the members of each house of the legislature present and voting thereon, but such credit may not in any manner be given or loaned to or in aid of any individual, or of any private association, or of any corporation which is privately owned or managed.

General Obligation Debt. The Commonwealth issues general obligation bonds and notes pursuant to Commonwealth law. General obligation bonds and notes issued thereunder are deemed to be general obligations of the Commonwealth to which its full faith and credit are pledged for the payment of principal and interest when due, unless specifically provided otherwise on the face of such bond or note. As of January 1, 2005, the Commonwealth had approximately $17.4 billion in issued and outstanding general obligation debt. At the end of Fiscal Year 2004, the Commonwealth had approximately $6.83 billion of authorized but unissued debt.

Notes. The Commonwealth is authorized to issue short-term general obligation debt as revenue anticipation notes or bond anticipation notes. Revenue anticipation notes may be issued by the Treasurer in any fiscal year in anticipation of the receipts for that year and must be repaid no later than the close of the fiscal year in which they are issued. Bond anticipation notes may be issued by the Treasurer in anticipation of the issuance of bonds, including special obligation convention center bonds. The Commonwealth currently has liquidity support for a $1 billion commercial paper program for general obligation notes, through five $200 million credit lines, which expire in September 2005, December 2006, March 2007, September 2007 and November 2015.

Synthetic Fixed Rate Bonds. In connection with the issuance of certain general obligation bonds that were issued as variable rate bonds, the Commonwealth has entered into interest rate exchange (or "swap") agreements with certain counterparties pursuant to which the counterparties are obligated to pay the Commonwealth an amount equal to the variable rate payment on the related bonds and the Commonwealth is obligated to pay the counterparties a stipulated fixed rate. Only the net difference in interest payments is actually exchanged with the counterparty, and the Commonwealth is responsible for making the interest payments to the variable rate bondholders. The effect of the agreements is to fix the Commonwealth's interest payment obligations with respect to the variable rate bonds. The Commonwealth will be exposed to a variable rate if the counterparties default or if the swap agreements are terminated. Termination of a swap agreement may also result in the Commonwealth's making or receiving a termination payment. As of January 1, 2005, the amount of such variable rate bonds outstanding was $1.548 billion.

Interest Rate Swap Agreement Dispute. The Commonwealth is party to an interest rate swap agreement relating to the Commonwealth's General Obligation Refunding Bonds 2001 Series B and 2001 Series C, pursuant to which the Commonwealth makes payments at a fixed rate of 4.15% per annum and receives payments from its swap counterparty at a floating rate based on the actual rate on its bonds, which are variable rate obligation bonds. The notional amount of the swap currently is $496,225,000 and the scheduled termination date is January 1, 2021. Swap payments are made monthly, with the Commonwealth netting its fixed rate obligation against the floating rate amount due from the swap counterparty. The swap documentation provides that the method for determining the floating rate obligation of the counterparty may change upon an "Event of Taxability" as defined therein. The swap counterparty has asserted that an Event of Taxability has occurred and that, as a result, commencing May 3, 2004, the Commonwealth's monthly net payments to the counterparty must be increased. The Commonwealth disagrees with this assertion and, on April 23, 2004, filed a complaint in Suffolk County Superior Court seeking a declaratory judgment and related preliminary injunction relief. The swap payment made by the Commonwealth on May 3, 2004 was calculated based on the pre-existing method. The termination value of the swap as of March 2, 2005 is believed to have been approximately $28.4 million in favor of the swap counterparty. The Commonwealth has continued to make net swap payments based on its actual variable rate bond payments pending legal developments.

Variable Rate Demand Bonds, Auction Rate Securities and U.Plan Bonds. As of June 30, 2004, the Commonwealth had outstanding approximately $184 million of variable rate demand bonds (not converted to a synthetic fixed rate as described above) in a daily interest rate mode, with liquidity support provided by commercial banks under agreements terminating in February 2006. As of June 30, 2004, the Commonwealth had outstanding $401.5 million of auction rate securities in a seven-day interest rate mode. As of June 30, 2004, the Commonwealth had outstanding approximately $86.3 million of variable rate "U.Plan" bonds, sold in conjunction with a college savings program administered by the Massachusetts Educational Financing Authority, which bear deferred interest at a rate equal to the percentage change in the consumer price index plus 2%, together with current interest at the rate of 0.5%.

Special Obligation Debt.

Highway Fund. The Commonwealth is authorized to issue special obligation bonds secured by all or a portion of revenues accounted to the Highway Fund. Revenues that are currently accounted to the Highway Fund are primarily derived from taxes and fees relating to the operation or use of motor vehicles in the Commonwealth, including the motor fuels excise tax. As of June 30, 2004, the Commonwealth had outstanding $719.2 million of such special obligation bonds, including $645.2 million of such bonds secured by a pledge of 6.86¢ of the 21¢ motor fuels excise tax.

Convention Center Fund. The Commonwealth is authorized to issue $694.4 million of special obligation bonds for the purposes of a new convention center in Boston ($609.4 million), the Springfield Civic Center ($66 million) and the Worcester convention center ($19 million). The bonds are to be payable from moneys credited to the Boston Convention and Exhibition Center Fund created by legislation, which include the receipts from a 2.75% convention center financing fee added to the existing hotel tax in Boston, Cambridge, Springfield and Worcester,

sales tax receipts from establishments near the proposed Boston facility, a surcharge on car rentals in Boston, a parking surcharge at all three facilities, the entire hotel tax collected at hotels located near the new Boston facility, and all sales tax and hotel tax receipts at new hotels in Boston and Cambridge. In June 2004, $686.7 million of special obligation bonds were issued, secured solely by the pledge of receipts of tax revenues from districts surrounding the centers and from other related revenues.

Federal Grant Anticipation Notes. The Commonwealth has issued Federal grant anticipation notes yielding aggregate net proceeds of $1.5 billion, the full amount authorized, to finance the current cash flow needs of the CA/T Project in anticipation of future Federal reimbursements. The notes are not general obligations of the Commonwealth. The notes mature between Fiscal Year 2006 and Fiscal Year 2015, inclusive. Under the trust agreement securing the notes, aggregate annual debt service on grant anticipation notes may not exceed $216 million. Such notes are secured by the pledge of Federal highway construction reimbursement payments and by a contingent pledge of certain motor fuels excises.

On July 16, 2003, the Commonwealth issued special obligation refunding notes for the purpose of crossover refunding approximately $408 million of outstanding Federal grant anticipation notes in 2008 and in 2010. Until the crossovers occur, interest on the notes will be paid solely by an escrow account established with the proceeds of the notes. Upon the refunding of $408 million of outstanding Federal grant anticipation notes on the crossover dates, the refunding notes will become secured by the Grant Anticipation Note Trust Fund.

Litigation

There are pending in state and Federal courts within the Commonwealth and in the Supreme Court of the United States various suits in which the Commonwealth is a party. In the opinion of the Attorney General, no litigation is pending or, to his knowledge, threatened which is likely to result, either individually or in the aggregate, in final judgments against the Commonwealth that would affect materially its financial condition.

Commonwealth Programs and Services. From time to time actions are brought against the Commonwealth by the recipients of governmental services, particularly recipients of human services benefits, seeking expanded levels of services and benefits and by the providers of such services challenging the Commonwealth's reimbursement rates and methodologies. To the extent that such actions result in judgments requiring the Commonwealth to provide expanded services or benefits or pay increased rates, additional operating and capital expenditures might be needed to implement such judgments.

Ricci v. Murphy. Challenges by residents of five state schools for the retarded resulted in a consent decree in the 1970's that required the Commonwealth to upgrade and rehabilitate the facilities in question and to provide services and community placements in western Massachusetts. The trial court issued orders in October 1986, leading to termination of active judicial supervision. On May 25, 1993, the trial court entered a final order vacating and replacing all consent decrees and court orders. In their place, the final order requires lifelong provision of individualized services to class members and contains requirements regarding staffing, maintenance of effort (including funding) and other matters.

On July 14, 2004, a subset of plaintiffs filed a motion to re-open the case and enforce the final order of May 25, 1993, asserting various reasons why the Department of Mental Retardation (the "DMR") is not in compliance with the 1993 final order, mostly relating to the Commonwealth's plan to close certain intermediate care facilities. Another subgroup of plaintiffs continues to engage in a mediation process with the DMR. The DMR field a responsive pleading on August 16, 2004, asserting that all of the final order requirements had been met. The Disability Law Center filed a motion to intervene shortly thereafter. Following hearings in November 2004 and January 2005, the court declined to issue any relief to the plaintiffs. The parties have reached agreement on some of the issues, but further attempts to re-open the case may be forthcoming from these and other plaintiffs. The court has continued to call the parties in on an occasional basis to discuss ongoing issues such as plaintiffs' access to certain records. The most recent such status conference took place June 15, 2005. To date, the court has not issued any orders against the DMR.

Rolland v. Romney. This case is a class action to compel the Commonwealth to provide certain community placements and services to nursing home residents with mental retardation or other developmental disabilities. In January 2000, the District Court approved a settlement agreement among the parties providing that the Commonwealth would offer certain benefits to the affected class until 2007. The DMR estimates that the agreement will cost approximately $5 million per fiscal year for seven years. In March 2001, the District Court found the Commonwealth to be in noncompliance with the settlement agreement and lifted the agreement's stay of litigation. In May 2002, the District Court held that the Commonwealth was in violation of Federal law as well as the agreement by its failure to provide specialized services to residents who required them. On January 28, 2003, the Court of Appeals for the First Circuit affirmed the decision of the District Court.

Lima v. Preston. Plaintiffs in a class action seek to enjoin the Executive Office of Health and Human Services from eliminating Medicaid eligibility for certain immigrants. The DMA estimates that its expenditures would be expected to increase by less than $20 million if the plaintiffs successfully enjoin elimination of the program. The trial court denied the plaintiffs' motion for a preliminary injunctions and the plaintiffs appealed. The appellate court also denied plaintiffs' motion on appeal.

Rosie D. v. Governor. Plaintiffs asserted claims under provisions of the Federal Medicaid law. Specifically, plaintiffs assert that the Commonwealth is required to, yet does not, provide them with intensive home-based mental health services. Plaintiffs have not quantified the cost of the services they seek, but it could amount to more than $20 million. Trial was held from April 25 through June 9, 2005. The parties filed proposed findings of fact and conclusions of law in July 2005. Closing arguments were heard on August 9, 2005 and the case remains under advisement.

Jane Doe, by John Doe v. Ronald Preston. This is a civil rights action asserting that the defendants have maintained a policy that allows juveniles in the custody of the Department of Youth Services ("DYS") to be strip-searched in violation of their constitutional rights. The plaintiff is seeking certification of a class of juveniles committed to the custody of DYS. No class has yet been certified, but potential class size would be approximately 15,000 to 20,000 juveniles. Defendants are in the process of seeking summary judgment on qualified immunity

grounds, which, if granted, would likely dispose of the entire case. Potential liability if summary judgment is not granted for the defendants could exceed $20 million due to the expected size of the class.

Health Care for All v. Romney et al. A group of individual plaintiffs brought a complaint for injunctive and declaratory relief, challenging the Commonwealth's administration of the MassHealth dental program. Specifically, the plaintiffs assert that the Commonwealth's administration of the dental program fails to comply with the requirements allegedly imposed by the Federal Medicaid Act.

By memorandum of decision entered July 15, 2005, the trial court determined that, with respect to eligible children, the Commonwealth has violated sections of the Federal Medicaid Act that require prompt provision of services, adequate notice, and treatment at reasonable intervals. The court further held that these violations resulted, in part, from insufficient reimbursement to providers of dental services. No violations were found with respect to adult enrollees. The court ordered the parties to develop a joint remedial program and judgment, and report to the court thereon by August 31, 2005. Proposals contained in the joint remedial program include an increase in dental reimbursement rates for Medicaid eligible children, effective July 1, 2006, the hiring of a third party administrator for the dental program at a possible yearly cost of $6.8 million to $34 million and other program changes and monitoring mechanisms that would further increase MassHealth spending by an estimated amount of $10 million to $30 million over the next several years. Final judgment has not been entered.

Environmental Matters. The Commonwealth is engaged in various lawsuits concerning environmental and related laws, including an action brought by the U.S. Environmental Protection Agency alleging violations of the Clean Water Act and seeking to reduce the pollution in Boston Harbor. See *United States v. Metropolitan District Commission*. See also *Conservation Law Foundation v. Metropolitan District Commission* and *United States v. South Essex Sewage*. The Massachusetts Water Resources Authority ("MWRA"), successor in liability to the Metropolitan District Commission ("MDC"), has assumed primary responsibility for developing and implementing a court-approved plan and timetable for the construction of the treatment facilities necessary to achieve compliance with the Federal requirements. The MWRA currently projects that the total cost of construction of the wastewater facilities required under the court's order, not including certain costs, will be approximately $3.142 billion in current dollars, with approximately $131 million to be spent after June 30, 2001. The MWRA anticipates spending approximately $633 million after that date to cover certain additional costs. Under the Clean Water Act, the Commonwealth may be liable for any cost of complying with any judgment in these or any other Clean Water Act cases to the extent the MWRA or a municipality is prevented by state law from raising revenues necessary to comply with such a judgment.

Wellesley College (the "College") is seeking contribution from the Commonwealth for costs related to environmental contamination on the Wellesley College campus and adjacent areas, including Lake Waban. On September 5, 2001, the court entered judgment incorporating a partial settlement between the parties, under which the College will fund a clean up of hazardous materials at the campus and the northern shoreline of Lake Waban expected to cost approximately $40 million. Subject to the terms of the partial settlement, the Commonwealth has reimbursed the College $400,000 and may reimburse the College up to an additional $1

million once the Department of Environmental Protection determines that the clean up has been properly performed. The clean up of the remainder of Lake Waban, downstream areas and groundwater is not addressed under the current clean up plan, as the Department has not yet selected a remedy for these areas. Once a remedy is determined and costs are known, negotiations may be reopened with the College. The Commonwealth and the College have reserved their rights against each other regarding liability for the future clean up costs for this part of the site, which could involve tens of millions of dollars.

In re Massachusetts Military Reservation (pre-litigation). The Commonwealth is engaged in preliminary discussions regarding natural resource damage at the Massachusetts Military Reservation on Cape Cod. The Commonwealth's Executive Office of Environmental Affairs is the State Natural Resources Trustee. Federal Trustees claim that the Commonwealth and others are liable for natural resource damages due to widespread contamination primarily from past military activities at the Reservation. This asserted liability also may extend to response actions and related activities necessary to remediate the site. The assessment process for natural resource damages is set forth in Federal regulations and is expected to take many month to complete. While no recent comprehensive estimate of natural resource damages and response actions is available, it is expected that the damages and response actions may cost at least tens of millions of dollars. Currently the Commonwealth is in settlement negotiations with one of the private contractors regarding contamination at a portion of the site.

Taxes and Revenues. There are several other tax cases pending which could result in significant refunds if taxpayers prevail. It is the policy of the Attorney General and the Commissioner of Revenue to defend such actions vigorously on behalf of the Commonwealth, and the descriptions that follow are not intended to imply that the Commissioner has conceded any liability whatsoever. As of June 30, 2005, approximately $125 million in contingent liabilities exist in the aggregate in the tax cases pending before the Appellate Tax Board or on appeal to the Appeals Court or the Supreme Judicial Court.

Eminent Domain.

Perini Corp., Kiewit Constr. Corp., Jay Cashman, Inc., d/b/a Perini – Kiewit – Cashman Joint Venture v. Commonwealth. In six consolidated cases and related potential litigation, plaintiffs make claims for alleged increased costs arising from differing site conditions and other causes of delay on the CA/T Project. Plaintiffs have asserted claims in excess of $150 million. These claims are at various stages of resolution with various courts and administrative panels.

Swachman v. Commonwealth of Massachusetts. The Commonwealth, through its Division of Capital Asset Management, recently took by eminent domain certain property in Worcester to build a new courthouse for Worcester County. Suit was filed in trial court in May 2004 seeking additional compensation in an amount up to $30 million. Discovery is ongoing.

American Council of Engineering Cos v. Mass Turnpike, Mass Highway Department and the Commonwealth of Massachusetts. The plaintiff asserts that, due to the financial difficulties of two insurers who are part of the CA/T Project's Owner-Controlled Insurance Program, the CA/T Project is contractually required to replace two insurance policies totaling $25 million. The Commonwealth's motion to dismiss has been denied and discovery is ongoing.

B-23

Nathaniel Lavallee, et al. v. Justices of Hampden Superior Court et al.; Michael Carabello et al v. Justices of Hampden Superior Court et al.; Arianna S. et al. v. Commonwealth of Massachusetts and two other cases. These cases invoke the Supreme Judicial Court's extraordinary power of superintendence to remedy alleged deprivations of the constitutional rights to counsel and due process. The petitioners are indigent criminal defendants and parents of children involved in child-welfare proceedings. Petitioners allege that they have not been provided with publicly-compensated counsel because of a shortage of private attorneys that results from low hourly wages. The relief sought is a court-ordered increase in the rate to double their present levels.

On July 28, 2004, the Court decided that the petitioners' rights were violated and ruled that a petitioner may not be incarcerated pending trial for more than seven days without counsel, and that charges must be dismissed without prejudice after 45 days without counsel. The Court declined, however, to order an increase in compensation levels.

APPENDIX C

Rating Categories

Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service, Inc. ("Moody's"), Fitch Ratings ("Fitch") and Thomson Bank Watch, Inc. ("Bank Watch"):

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

SP-1
Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is designated with a plus sign (+).

SP-2
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3
Speculative capacity to pay principal and interest.

Commercial paper

A-1
This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2
Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated 'A-1'.

A-3
Issues carrying this designation have an adequate capacity for timely payment. The are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B
Issues rated B are regarded as having only speculative capacity for timely payment.

C
This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D
Debt rated 'D' is payment default. The 'D' rating category is used when interest payments or principal payments are not made on the due date, even if the applicable grace period has not expired, unless S&P believes such payments will be made during such grace period.

Moody's

Long-term

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a

large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A

Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime Rating System

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries.

High rates of return on funds employed.

Conservative capitalization structure with moderate reliance on debt and ample asset protection.

Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

MIG/VMIG--U.S. short-term

Municipal debt issuance ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.

The short-term rating assigned to the demand feature of variable rate demand obligations (VRDOs) is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG 1/VMIG 1
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Fitch

Long-term Investment Grade

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Long-term Speculative Grade

BB
Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A 'CC' rating indicates that default of some kind appears probable. 'C' ratings signal imminent default.

DDD, DD, D
Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. 'DD' ratings indicate potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

"+" or "-" Notes to long-term and short -term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the "AAA" long-term rating category, or to categories below 'CCC' or to short-term ratings other than 'F-1.'

Short-term

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2

Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3

Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B

Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D

Default. Denotes actual or imminent payment default.

'NR' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'

Fitch also assigns a rating to certain international and U.S. banks. A Fitch bank rating represents Fitch's current assessment of the strength of the bank and whether such bank would receive support should it experience difficulties. In its assessment of a bank, Fitch uses a dual rating system comprised of Legal Ratings and Individual Ratings. In addition, Fitch assigns banks Long and Short-Term Ratings as used in the corporate ratings discussed above. Legal Ratings, which range in gradation from 1 through 5, address the question of whether the bank would receive support provided by central banks or the bank's shareholders if it experienced difficulties, and such ratings are considered by Fitch to be a prime factor in its assessment of credit risk. Individual Ratings, which range in gradations from A through E, represent Fitch's assessment of a bank's economic merits and address the question of how the bank would be viewed if it were entirely independent and could not rely on support from state authorities or its owners.

Bank Watch

Commercial Paper Ratings and Short-Term Ratings

TBW-1
Obligations rated TBW-1 are regarded as having the strongest capacity for timely repayment.

In addition to ratings of short-term obligations, Bank Watch assigns a rating to each issuer it rates, in gradations of A through F. Bank Watch examines all segments of the organization including, where applicable, the holding company, member banks or associations, and other subsidiaries. In those instances where financial disclosure is incomplete or untimely, a qualified rating (qr) is assigned to the institution. Bank Watch also assigns, in the case of foreign banks, a country rating which represents an assessment of the overall political and economic stability of the country in which that bank is domiciled.